Exhibit 99.1

Itaú Unibanco Holding S.A.

2017
General Stockholders' Meeting Manual

Annual and Extraordinary General Meeting
April 19, 2017

Time: 03:00 pm

Location: Headquarter's auditorium, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Guajuviras Floor, in São Paulo (SP)

Index

1. Message from the Chairman of the Board of Directors	03
2. Introduction	04
3. Executive Officers’ Comments	04
4. Information on Annual and Extraordinary Stockholder’s Meeting	04
5. Convening Notice	07
6. Annual and Extraordinary Stockholders’ Meeting	08
I) Annual Stockholders’ Meeting
1. Balance Sheets, other Financial Statements and Accompanying Notes	08
2. Allocation of Net Income for 2016	08
3. Definition of the number of members of the Board of Directors and election of the members of the Board of Directors and the Fiscal Council	08
4. Definition of the amount allocated to the overall compensation of the members of Company’s Board of Officers and Board of Directors, as well as the compansation of the members of Fiscal Council	09
II) Extraordinary Stockholders’ Meeting
1. Formalization and Ratification of the Stock Grant Plan	09
2. Amendment to the Bylaws	09
3. Consolidation of the Bylaws	10
ATTACHMENT I - Proxy Templates	12
A - Proxy Template for Holders of Common Shares	12
B - Proxy Template for Holders of Preferred Shares	16
C - Proxy Template for Attorneys-In-Fact Provided by the Company (for Holders of Common Shares)	17
D - Proxy Template for Attorneys-In-Fact Provided by the Company (for Holders of Preferred Shares)	22
E - Information for Attachment 23 of CVM Instruction 481/09	24
ATTACHMENT II - Item 10 of Attachment 24 of CVM Instruction 480/09	27
ATTACHMENT III - Attachment 9-1-II of the CVM Instruction 481/09	61
ATTACHMENT IV - Items 12.5 to 12.10 of Attachment 24 of the CVM Instruction 480/09	66
ATTACHMENT V - Item 13 of Attachment 24 of CVM Instruction 480/09	88
ATTACHMENT VI - Attachment 13 of the CVM Instruction 481/09	112
ATTACHMENT VII - Proposal to Amend the Company’s Bylaws	115
ATTACHMENT VIII - Remote Voting Form	126

Itaú Unibanco Holding S.A.

1. Message from the Chairman of the Board of Directors Published on March 17, 2017

Dear Stockholder,

In 2016, Brazil experienced a scenario with great economic and political challenges that have caused uncertainties and impacted our GDP for the second consecutive year. We have notwithstanding overcome countless challenges, and were able to generate a recurring net income of R$22 billion and a return on equity (ROE) of 20.1%, once again creating value to our stockholders.

In addition to the ROE, many indicators evidence the soundness of our results and reflect the responsibility with which we run our business. Our Basel ratio, at 19.1% at the end of December 2016, show our capital strength, and the average LCR (Liquidity Coverage Ratio) (*) of 212.8% in the fourth quarter of 2016 points out to the liquidity of our balance sheet.

Since the Itaú and Unibanco merger, we have distributed on average 31% of our recurring net income. In 2016, it reached 45%, and you, stockholder, have received R$1.58 by share. For the upcoming years, we intend to keep this rate between 35% and 45%.

These figures reflect our pioneering path, characterized by the search for excellence, and a capacity to strike strategic partnerships and make ongoing investments to expand our business. We invest in technology to become an increasingly digital bank, but never losing our focus: people. We value the steady practice of meritocracy, and encourage leadership, leading by example, and the ability to work together as a team. We have built a growth strategy over the years that is consistent with our values and our way to do things.

This Stockholders’ Meeting will be another significant chapter in our history, since it is an essential stage of our CEO succession process, disclosed over two years ago, and of the changes in our Executive Committee. When this Meeting ends, Roberto Setubal will leave the executive office of our Company, as he has reached the limit age for this position, and will join me as the Co-Chairman of the Board of Directors. As our new CEO, we will have Candido Bracher, with over 36 years of experience in the financial market.

Marco Bonomi, who has worked for over 44 years in the financial market and 22 for Itaú Unibanco, has also reached the limit age for executive functions. We have the wish to continue counting on the valuable contributions and the significant experience of Marco in the retail business. Accordingly, at this General Stockholders’ Meeting, Marcos will be appointed to a position in our Board of Directors.

I thank and congratulate Roberto and Marco for their huge contributions as executives of Itaú Unibanco. Both have led our Organization to a consistent growth and to the consolidation of management practices. It is worth mentioning that, under Roberto’s management, Itaú Unibanco has recorded an average return on equity of 23.7% per year, with a 24.7% appreciation of our preferred share per year. An exceptionally impressive performance.

With these changes, the Executive Committee is now as follows: Candido Bracher, CEO, Marcio Schettini, General Retail Manager, Eduardo Vassimon, General Wholesale Manager, Caio David, Vice-President of Risks and Finance departments, André Sapoznik, Vice-President of Technology and Operations departments, and Claudia Politanski, Vice-President of Human Resources, Legal and Ombudsman, Corporate Communication and Institutional and Governmental Relations departments. It is my understanding that all of them are extremely well prepared to the challenges in the financial sector in the upcoming years.

In this Meeting, we will also appoint Amos Genish, Geraldo José Carbone and João Moreira Salles for our Board of Directors, who will have a significant role in the build-up of an increasingly diversified and active Board.

In this Stockholders’ Meeting we will once again adopt the remote voting system, thus providing those who may be unable to attend with a chance to state their positions on the themes that will be addressed. We started adopting this voting system at our Stockholders’ Meeting of September 2016, even before it became mandatory as per the CVM rules, thus enabling our thousands of stockholders to register their votes without the need to be physically present at the location. I thank you all for the trust and leave my invitation to read this Manual, which details the agenda to be addressed at the General Stockholders’ Meeting of Itaú Unibanco Holding.

Have a good Meeting!

Yours faithfully,

Pedro Moreira Salles

Chairman of the Board of Directors

(*) LCR – a ratio that refers to free and highly liquid assets and net cash outflows over a 30-day period. The minimum required by the Central Bank of Brazil in 2016 was 70%.

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2. Introduction

Stockholders’ Meetings are an important instrument for our Stockholders to take part in the decisions that establish, among others, the management of Itaú Unibanco Holding S.A. (“Itaú Unibanco”, “Company”, “Issuer”, “Corporation” or “Organization”) and, therefore, how the business of the Company and its controlled companies is conducted. On April 19, Itaú Unibanco’s Stockholders may vote on issues that are essential for the Organization. Stockholders who hold ITUB3 shares (common shares) may vote on, among other issues, the election of members to the Company’s Board of Directors and the Fiscal Council, and the allocation of the net income earned in 2016, and the formalization and ratification of the Stock Grant Plan. Stockholders who hold ITUB4 shares (preferred shares) may vote on the election of members to the Fiscal Council nominated by preferred stockholders. The convening notice included in item 5 hereof describes the matters to be resolved on the Meeting.

Stockholders have the following options to take part in this meeting:

• In person: Stockholders should attend the meeting on April 19, 2017, in the Auditorium of the Centro Empresarial Itaú Unibanco, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walter Moreira Salles, Piso Guajuviras, in São Paulo, at 3:00 p.m., bearing their identity document.

• By proxy: in this case, Stockholders must legally authorize someone to vote according to their voting instructions. Itaú Unibanco will make three (3) attorneys-in-fact available, who will vote in person in strict accordance with the Stockholders’ guidance. The proxy templates to be used by the Stockholders who opt for this type of attendance may be found in Attachment I hereto.

• By remote voting form: Stockholders may also cast his/her vote remotely, by the remote voting form, according to the template provided in Attachment VIII hereto, pursuant to CVM Instruction No. 481/09, as amended by CVM Instruction No. 561/15.

Item 4 of this document comprises detailed information for the Stockholders’ attendance at said Meeting.

All important information for attendance at the Company’s Meeting is included in this document, such as the data related to the economic and financial performance of Itaú Unibanco in the 2016 fiscal year, an introduction with the résumés of the applicants for the Board of Directors and Fiscal Council, the proposal for allocation of net income, the Stock Grant Plan, the proposal for amendment to the Bylaws, as well as a description of the Company’s management compensation.

For additional information on the Company and its controlled companies, please visit the Investor Relations website (www.itau.com.br/ investor-relations).

3. Executive Officers’ Comments

The Executive Officers’ Comments in the form specified in Item 10 of Attachment 24 to CVM Instruction 480/09 is found as Attachment II hereto.

4. Information on Annual and Extraordinary Stockholder’s Meeting

Date

Pursuant to Article 132 of Law No. 6,404/76 (“Brazilian Corporate Law”), corporations should hold the Annual Stockholders’ Meeting within four (4) months after the end of the fiscal year. Itaú Unibanco’s fiscal year starts on January 1 and ends on December 31 of each year. Accordingly, the Company should hold the Annual Stockholders’ Meeting until April 30. This year the Annual Stockholders’ Meeting will be held on April 19, together with the Extraordinary Stockholders’ Meeting.

Opening Quorum

The Annual Stockholders´ Meeting shall be declared open on first call, with the attendance of Stockholders representing at least one-fourth (1/4) of voting capital (common shares), in accordance with Article 125, head provision, of the Brazilian Corporate Law.

Amendments to the Bylaws shall be resolved on at an Extraordinary Stockholders´ Meeting, which shall be declared open on first call with the attendance of Stockholders representing at least two-thirds (2/3) of voting capital (common shares), pursuant to Article 135, head provision, of the Brazilian Corporate Law.

We clarify that in case of insufficient quorum to open the aforementioned Meeting on first call, a new call by convening notice will be disclosed on a timely basis, and the meeting shall be held at least eight (8) days after a new convening notice is published, pursuant to Article 124, paragraph 1, II, of the Brazilian Corporate Law. These Meeting shall be opened on second call with any number of common Stockholders.

Venue

The Annual and Extraordinary Stockholders´ Meeting shall be held at the Auditorium of the Centro Empresarial Itaú Unibanco, at 3:00 p.m., at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras, São Paulo (SP).

With a view to organizing entry, please note that admission of Stockholders to the Company’s head office will be permitted from 2:00 p.m. onwards.

Convening Notice

The Convening Notice included in item 5 hereof shall be published on March 18, 21, and 22, 2017 in the Official Gazette of the State of São Paulo (Diário Official do Estado de São Paulo) and on March 20, 21, and 22, 2017, in the Valor Econômico newspaper, being also available on the Investor Relations website (www.itau.com.br/relacoes-com-investidores).

Documents Available to Stockholders

The Management Report on the business and major administrative facts of the year, a copy of the financial statements prepared in accordance with Brazilian accounting practices (BRGAAP), the report of Independent Auditors, the opinion of the Fiscal Council, and a copy of the summary of the Audit Committee Report were published on February 21, 2017 in the Valor Econômico newspaper (pages E3 to E18) and in the Official Gazette of the State of São Paulo (Diário Official do Estado de São Paulo) (pages 20 to 52). Additionally, the financial statements prepared under the international financial reporting standards (IFRS) were also made available by the Company on February 7, 2017 through the Periodic Information System (IPE) of the CVM, and on the Investor Relations website (www.itau.com.br/investor-relations).

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In order to divulge the matters to be resolved in the Stockholders’ Meeting, the information listed in article 9 of CVM Instruction No. 481/09, which is attached hereto, will also be made available by the Company through the Periodic Information System (IPE) of the CVM, and on the Investor Relations website (www.itau.com.br/investor-relations), “Financial Information”, “CVM Filings”.

Proxies

In order to assist the Stockholders represented by attorneys-in-fact who decide to take part in the Annual and Extraordinary Stockholders’ Meeting, we present the Attachments: I - A “Proxy Template for Holders of Common Shares”; and I – B “Proxy Template for Holders of Preferred Shares”.

Alternatively, the Company shall make available three (3) attorneys-in-fact suited to represent the Stockholder at each Meeting, who shall vote in strict accordance with the voting guidance given by the Stockholder, as shown in Attachment I - C “Proxy Template for attorneys-in-fact provided by the company” (for Holders of Common Shares), and Attachment I – D “Proxy Template for attorneys-in-fact provided by the company for the Annual of the Stockholders´ Meeting (for Holders of Preferred Shares)”. Information on the proxy request, pursuant to Attachment 23 to CVM Instruction No. 481/09, is included in Attachment I – E hereto.

In order to facilitate the works at the Stockholders´ Meeting, the Company suggests that Stockholders represented by attorneys-in-fact send a copy of the proxy pursuant to the aforementioned templates and other documents listed in the Convening Notice by mail or Messenger up to 12:00 a.m. of April 17, 2017 to:

Itaú Unibanco - Gerência Paralegal de Assuntos Corporativos

Praça Alfredo Egydio de Souza Aranha, 100,

Torre Conceição, Piso Metrô - Parque Jabaquara

São Paulo (SP) - CEP 04344-902

or email to drinvest@itau-unibanco.com.br (in this case, the Stockholder must bring the physical copy of the document to the Meeting).

Remote Voting Form

The Company will adopt the remote voting system, in line with the provisions of CVM Instruction No. 481/09, as amended by CVM Instruction 561/15, as well as the best Market practices.

Accordingly, Stockholders wishing to vote through the Remote Voting Form may forward their voting instruction concerning the matters to be resolved on at the Meeting:

• by Remote Voting Form forwarded directly to the Company, in conformity with Attachment VIII hereto; or

• by form completion instructions transmitted to service providers, as follows:

a) To the Stockholders’ custody agent, in the event the shares are deposited at a central depository; or

b) to Itaú Corretora de Valores S.A., in the capacity of financial institution hired by the Company to provide securities bookkeeping services.

Stockholders Forwarding the Form Directly to the Company

Any Stockholders choosing to exercise their remote voting right may do so directly to the Company by forwarding the documentation below:

i) a physical copy of Attachment VIII hereto duly completed, initialized and signed (the consularized and sworn translation of documents in foreign languages is not required); and

(ii) ID document – for Legal Entities: notarized copy of the articles of association/ bylaws, proof of election of management members, and notarized copy of the ID documentation of these representatives; and for Individuals: notarized copy of the ID document bearing the Stockholders’ picture. It is required for any documents issued abroad to be consularized, attached an apostille and to have a respective sworn translation.

If they so prefer, Stockholders may forward digitalized copies of the documents referred to in (i) and (ii) above to e-mail drinvest@itau-unibanco.com.br, and, in this case, it is mandatory that they should also forward the original copy of the voting form and the notarized copy of other required documents up to April 12, 2017 to:

Itaú Unibanco - Gerência Paralegal de Assuntos Corporativos

Praça Alfredo Egydio de Souza Aranha, 100,

Torre Conceição, Piso Metrô - Parque Jabaquara

São Paulo (SP) - CEP 04344-902

After the documents referred to in (i) e (ii) above are received, the Company will notify the Stockholder that it has received and accepted them, in accordance with CVM Instruction 481/09. This information will be sent to the Stockholder at the electronic address stated in the voting form.

After the voting term elapses, the Stockholder will no longer be able to change the voting instructions sent. The last voting instruction submitted by the Stockholder will be the one included in the Issuer’s voting map.

Stockholders Forwarding the Form to Service Providers

Alternatively, Stockholders may choose to exercise their remote voting right through service providers, transmitting their voting instructions to their custody agents or the bookkeeper, subject to the rules determined by the latter. Stockholders should contact the custody agent or the bookkeeper to check out the procedures established by such agents, as well as the documents requested accordingly.

Itaú Corretora de Valores S.A., the bookkeeper of the Company’s shares, has set up the Digital Meeting website, a safe solution for remote vote casting. To vote via website you have to register and have a digital certificate. Information on register and the step-by-step for issuing the digital certificate is described on website: http://www.itau.com.br/ securitiesservices/assembleiadigital/

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ITAÚ CORRETORA DE VALORES S.A.

Stockholders Service:

3003-9285 (capital city and metropolitan regions)

0800 7209285 (other locations)

Client Service opens on business days from 9:00 a.m. to 6:00 p.m.

Email: atendimentoescrituracao@itau-unibanco.com.br

Stockholders should transmit the form completion instructions to service providers by April 12, 2017, unless otherwise indicated by the latter.

Information on the Election of Members to the Board of Directors

In accordance with the Brazilian Corporate Law, members of the Board of Directors may be elected by majority, multiple or separate voting processes. As these different voting procedures may impact the establishment of the number of the Board of Directors members, and for better understanding the dynamics of this election, the voting processes will be detailed below.

i) Multiple Voting

Pursuant to CVM Instructions No. 165/91 and 282/98, in order to require the adoption of a multiple voting process for electing members of the Company’s Board of Directors, Stockholder applicants should represent at least five percent (5%) of voting capital.

Pursuant to Article 141, Paragraph 1, of the Brazilian Corporate Law, the option set forth in the head provision of said Article addressing the adoption of multiple voting should be exercised by Stockholders at least forty-eight (48) hours prior to the date the Stockholders´ Meeting is to be held. In this case, prior to such meeting, the chairman presiding the Stockholders´ Meeting will inform Stockholders about the number of votes necessary for the election of each member of the Board of Directors, based on the “Stockholders Presence Register” book.

ii) Separate Voting

Pursuant to Article 141, paragraph 4, of the Brazilian Corporate Law, the following groups of Stockholders (other than the Controlling Stockholders) are entitled to elect, by separate voting, one (1) member for the Board of Directors: (a) holders of at least 15% of total voting shares, as provided for in Article 141, paragraph 4, I; (b) holders of non- voting preferred shares representing at least 10% of capital stock, as provided for in Article 141, paragraph 4, II; or (c) if the aforementioned quorum is not present, common and preferred stockholders may add up their interests to hold at least 10% of capital stock, as provided for in Article 141, paragraph 5, of the Brazilian Corporate Law.

Only Stockholders able to confirm the uninterrupted ownership of the required stockholding interest for a period of at least three (3) months, immediately prior to the date the Stockholders’ Meeting is to be held, may exercise the separate voting right, pursuant to Article 141, paragraph 6, of the Brazilian Corporate Law.

If both multiple and separate voting processes are requested to be adopted at the same Meeting, Stockholders must choose to which voting process they will allocate their shares, and they may use part of these shares for the multiple voting and another for the separate voting process.

Eligibility Requirements for Nominated Applicants

Stockholders willing to nominate applicants to compose the Board of Directors or the Fiscal Council should submit, at the Annual Stockholders’ Meeting, the necessary evidence to meet the minimum eligibility requirements applicable to the position, pursuant to the Brazilian Corporate Law, Regulation Attachment II to Resolution No. 4,122/12 of the National Monetary Council (“CMN”) and CVM Instruction No. 367/02.

In order to better organize the works at the Annual Stockholders’ Meeting and provide for a pre-analysis of the eligibility requirements of these applicants, we suggest that documentation be submitted to the Company no longer than April 3, 2017.

Communication Channel with the Board of Directors

Finally, we point out that Stockholders may send suggestions, criticisms or doubts directly to the Board of Directors using the link “Contact IR” on the Investor Relations website (www.itau.com.br/relacoes-com-investidores/o-itau-unibanco/atendimento-ri). In the field “Subject”, the Stockholder should select the option “Recommendations to the Board of Directors to Stockholders´ Meeting”.

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5. Convening Notice

Annual and Extraordinary Stockholders’ Meeting

The Stockholders of ITAÚ UNIBANCO HOLDING S.A. are hereby invited by the Board of Directors to the Company’s Annual and Extraordinary Stockholders’ Meeting to be held on April 19, 2017 at 3:00 p.m., at the Auditorium of the Centro Empresarial Itaú Unibanco, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras, in the City and state of São Paulo, with the purpose to:

I - In the Annual Stockholders’ Meeting

1. take cognizance of the Management Report and the Report of Independent Auditors, the Opinion of the Fiscal Council, and the Summary of the Reports of the Audit Committee and to examine, for resolution, the Financial Statements for the fiscal year ended December 31, 2016;

2. resolve on the allocation of net income for the year;

3. define the number of members that will comprise the Board of Directors and elect the members of the Board of Directors and the Fiscal Council for the next term of office. Pursuant to CVM Instructions No. 165/91 and 282/98, in order to require the adoption of a multiple voting process for electing members of the Company’s Board of Directors, Stockholder applicants should represent at least five percent (5%) of the voting capital; and

4. resolve on the amount to be allocated for compensation of the members of the Board of Directors and the Board of Executive Officers, as well as the compensation of the Fiscal Council members.

II - In the Extraordinary Stockholders’ Meeting

1. formalize and ratify the Stock Grant Plan, in order to consolidate the general rules in connection with long-term incentive programs that involve the granting of shares to management members and employees of the Company and its direct and indirect subsidiaries, pursuant to CVM Instruction No. 567/15;

2. amend the Bylawys, as follows: (a) in item 3.4, insert a reference to the Stock Grant Plan; (b) in Article 6, create the positions of Co-Chairmen, by adjusting the wording on composition, competency, absence, and restrictions, choice processes and substitution of Chairman and Co-Chairmen, and on convening of Board of Directors’ meetings, and also providing for the possibility of members of the Board of Directors participating in meetings via telephone call, video conference, video presence, email or any other communication means; and (c) in Article 10, head provision, and item 10.1, update the reference to a statutory provision that was renumbered (item 6.7 to item 6.8) and improve the wording of a provision concerning the representation of the Company; and

3. consolidate the Bylaws, with the amendments mentioned in the aforementioned item “2”.

The full description of the matters proposed, as well as their justification, may be found in the General Stockholders Meeting’ Manual.

The documents to be examined in the meeting are at the disposal of Stockholders on the Company’s investor relations website (www.itau-unibanco.com.br/investor-relations), as well as on the website of the Brazilian Securities and Exchange Commission - CVM (www.cvm.gov.br) and BM&FBOVESPA (www.bmfbovespa.com.br). Stockholders may also request a copy of said documents by e-mail investor.relations@itau-unibanco.com.br.

In order to exercise their rights, Stockholders must attend the General Meeting bearing their identity document.

Stockholders may be represented in General Meeting by an attorney-in-fact pursuant to Article 126 of Law 6,404/76, conditional on the attorney-in-fact bearing an identity document and the following documents substantiating the validity of his/her power of attorney (we request that any documents issued abroad should be consularized or attached an apostille and have the respective sworn translation). We clarify that the Legal Entity Stockholder’s representative does not need to be a Stockholder, a member of the Company´s management or a lawyer.

a) Corporate Entities in Brazil: notarized copy of the articles of association/bylaws of the represented corporate entity, proof of election of management members and the corresponding power of attorney with signature notarized by a notary’s office;

b) Individuals in Brazil: a power of attorney with signature notarized by a public notary’s office.

In order to facilitate the works at the Meeting, the Company recommends that Stockholders represented by attorneys-in-fact send a copy of the documents listed above by mail or messenger up to 12:00 a.m. of April 17, 2017 to:

Itaú Unibanco - Gerência Paralegal de Assuntos Corporativos

Praça Alfredo Egydio de Souza Aranha, 100,

Torre Conceição, Piso Metrô - Parque Jabaquara

São Paulo (SP) - CEP 04344-902

or email to drinvest@itau-unibanco.com.br (in this case, the Stockholder must bring the physical copy of the document to the Meeting)

To encourage Stockholders´ participation at the Stockholders’ Meeting, the Company has implemented a remote voting system in conformity with CVM Instruction 481/09, as amended by CVM Instruction 561/15, enabling Stockholders to send remote voting forms (i) directly to the Company, or (ii) to their respective custody agents, in case shares are deposited at a central depository, or (iii) to Itaú Corretora de Valores S.A., the financial institution hired by the Company for providing bookkeeping services, in accordance with the procedures described in the Stockholders’ Meeting Manual.

In order to organize entry to the Meeting, admission of Stockholders to the Company’s head office will be permitted from 2:00 p.m. onward.

São Paulo (SP), March 17, 2017.

Marcelo Kopel

Investor Relations Officer

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6. Annual and Extraordinary Stockholders’ Meeting

I) In the Annual Stockholders’ Meeting

1. Balance Sheets, other Financial Statements and Accompanying Notes, for the fiscal years ended December 31, 2016.

The Management Report was released together with the Financial Statements prepared in accordance with Brazilian accounting practices (BRGAAP), having been approved by the Board of Directors at its meeting held on February 6, 2017 through the Periodic Information System (“IPE”) of the Brazilian Securities and Exchange Commission (“CVM”) and on the Investor Relations website (www.itau.com.br/relacoes-com-investidores) on February 7, 2017. Additionally, it was published on February 21, 2017 in the Valor Econômico newspaper (pages E3 to E18) and in the Official Gazette of the State of São Paulo (Diário Official do Estado de São Paulo) (pages 20 to 52).

2. Allocation of Net Income for 2016.

The Company recorded Net Income for 2016 in the amount of R$18,853,195,000.81 (eighteen billion, eight hundred fifty-three million, one hundred ninety-five thousand reais and eighty-one cents), according to the statement of income made available on February 7, 2017 in CVM´s IPE and on the Investor Relations website (www.itau.com.br/relacoes-com-investidores), which was published with the Financial Statements on February 21, 2017 in the Valor Econômico newspaper (pages E3 to E18) and in the Official Gazette of the State of São Paulo (Diário Official do Estado de São Paulo) (pages 20 to 52).

Considering the calculation of said Income, according to the Financial Statements, the following allocation is proposed:

(a) R$942,659,750.04 (nine hundred forty-two million, six hundred fifty-nine thousand, seven hundred fifty reais and four cents) to the Legal Reserve;

(b) R$11,573,622,470.67 (eleven billion, five hundred seventy-three million, six hundred twenty-two thousand, four hundred seventy reais and sixty-seven cents) gross, of which R$10,000,361,518.76 (ten billion, three hundred sixty-one thousand, five hundred eighteen reais and seventy-six cents) net of taxes, for payment of dividends and interest on capital, according to the option provided for in Article 9 of Law No. 9,249/95, and it should be emphasized that such payment was fully made;

(c) R$6,336,912,780.10 (six billion, three hundred thirty-six million, nine hundred twelve thousand, seven hundred eighty reais and ten cents) to the Statutory Reserve, as follows:

• R$3,168,456,390.05 (three billion, one hundred sixty-eight million, four hundred fifty-six thousand, three hundred ninety reais and five cents) to the Dividend Equalization Reserve;

• R$1,267,382,556.02 (one billion, two hundred sixty-seven million, three hundred eighty-two thousand, five hundred fifty-six reais and two cents) to the Reserve for Increase in Working Capital; and

• R$1,901,073,834.03 (one billion, nine hundred one million, seventy-three thousand, eight hundred thirty-four reais and three cents) to the Reserve for Capital Increase in Investees.

The Allocation of Net Income, as specified in Attachment 9-1-II to CVM Instruction 481/09, is found in Attachment III hereto.

3. Definition of the number of members of the Board of Directors and election of the members of the Board of Directors and the Fiscal Council for the next term of office.

The majority Stockholder proposes that twelve (12) posts for the Company’s Board of Directors for the next term of Office be filed, and up to one (1) additional post may be filled through the election by a separate voting process, in accordance with Article 141, paragraph 4, of the Brazilian Corporate Law.

In view of the assessment of the Board of Directors and its individual members, the members’ good performance in the period and the constant attendance at the meetings, and also the compliance with the eligibility requirements of the Company and its Policy for Nomination of Executives, the proposal is for the reelection of the following members: Messrs. Alfredo Egydio Setubal, Fábio Colletti Barbosa, Gustavo Jorge Laboissière Loyola, José Galló, Pedro Luiz Bodin de Moraes, Pedro Moreira Salles, Ricardo Villela Marino e Roberto Egydio Setubal and also the election of Messrs. Amos Genish, Geraldo José Carbone, João Moreira Salles, and Marco Ambrogio Crespi Bonomi.

Regarding Mr. José Galló, the proposal is for the Meeting to waiver the provision of item I of paragraph 3 of Article 147 of Brazilian Corporate Law, as set forth in paragraph 3, Article 2 of CVM Instruction No. 367/02, since, in connection with his performance at the Renner Conglomerate, Mr. Galló acts as a management member at Renner Administradora de Cartões de Crédito Ltda., and at the newly-incorporated Realize Crédito, Financiamento e Investimento S.A. (pending approval from the Central Bank of Brazil).

Pursuant to the Company’s Corporate Governance Policy, an independent director is characterized by one that has neither a commercial relationship nor one of any other nature with the company, with a company under the same control, with a stockholder, part of the controlling group or with a member of the management body which could (i) result in a conflict of interests; or (ii) affect his capacity and impartiality of analysis and point of view. Accordingly, out of the members nominated above to compose the Board of Directors, Messrs. Amos Genish, Fábio Colletti Barbosa, Gustavo Jorge Laboissière Loyola, José Galló and Pedro Luiz Bodin de Moraes are deemed independent members.

The majority Stockholder also proposes that the Fiscal Council be convened and that the following member be elected, named Messrs. Alkimar Ribeiro Moura and José Caruso Cruz Henriques, as effective members, and João Costa, as the respective alternate member, and that Mr. Reinaldo Guerreiro, be elected as his alternate members, and all meet the eligibility criteria set forth in Article 162 of the Brazilian Corporate Law.

In addition to the members appointed by the majority Stockholder, the holders of preferred shares without voting rights are entitled to elect one (1) effective member and his/her respective alternate in a separate voting process. An equal right is given to minority stockholders, provided that they represent, in the aggregate, ten percent (10%) or more of voting shares.

p.08

Accordingly, Stockholder Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI, as holder of preferred shares, announced the nomination of two additional candidates to sit on the Fiscal Council: Mr. Carlos Roberto de Alburquerque Sá, to be elected by the holders of preferred shares (without voting rights) and Mr. Eduardo Azevedo do Valle, as his respective alternate member, who also meet the eligibility criteria of Article162 of the Brazilian Corporate Law.

Without prejudice to the right of preferred stockholders and minority stockholders to elect, in a separate voting process, members to sit on the Fiscal Council, as described above, the other stockholders with voting rights may elect new effective and alternate members that, in any case, will be in equal number of the elected ones under the aforementioned terms, plus one.

The detailed résumés, as well as other information required by items 12.5 to 12.10 of Attachment 24 to CVM Instruction No. 480/09, can be found in Attachment IV to this document.

4. Definition of the amount allocated to the overall compensation of the members of the Company’s Board of Officers and Board of Directors, as well as the compensation of the members of Fiscal Council.

With respect to the 2017 fiscal year, irrespective of the year in which the amounts are effectively attributed, paid or recorded in the Company’s financial statements, the proposal is for the Annual Stockholders’ Meeting to approve the aggregate amount of three hundred twenty million reais (R$320,000,000.00) for compensation of the Company’s management members (members of the Board of Officers and the Board of Directors).

In relation to the Fiscal Council, the proposal is for the Annual Stockholders’ Meeting to approve monthly individual compensation of fifteen thousand reais (R$15,000) to effective members and six thousand reais (R$6,000) to alternate members. The compensation of the members of the Fiscal Council will be valid until the Annual Stockholders’ Meeting of 2018.

The compensation amounts approved can be paid in local currency and in shares of the Company (as approved at the Annual Stockholders’ Meeting held on April 20, 2012).

In accordance with Resolution No. 3,921/2010 of the National Monetary Council (“Resolution on Compensation”), the variable compensation is consistent with the risk management policies of the Company and its controlled companies, of which at least fifty percent (50%) of this variable compensation is converted in to preferred shares or stock-based instruments and is deferred for payment within at least three years, and carried out in annual installments proportional to the deferral period.

Additionally, the Issuer has an institutional program referred to as Partners Program, through which management members and employees with a history of outstanding contribution and differentiated performance are entitled to use part or their total annual variable compensation to purchase the Issuer’s preferred shares (“Own Shares”). If they hold the ownership of these Own Shares, free of any liens or encumbrances, and meet other suspension conditions set forth in the Program Regulation for three- and five-year terms as from the initial investment, the return on investment will be through the receipt of the Issuer’s preferred shares (“Partners Shares”) also for three- and five-year terms. These Partners Shares received as consideration will subsequently remain unavailable for five- and eight-year terms as from the initial investment in Own Shares.

Both the stock-compensation programs mentioned above are included in the Stock Grant Plan, submitted for formalization and ratification from Stockholders at the Extraordinary Stockholders’ Meeting.

Taking into account the Company’s variable compensation deferral structure, in conformity with the Resolution on Compensation, the variable compensation amounts converted in to shares for the 2017 fiscal year, effectively attributable in 2018, will be paid in shares within a deferral period of at least three (3) and at the most eight (8) years.

The deferred unpaid portion may be reduced or not paid in case of reduction in the realized recurring net income of the Issuer or of the business area during the deferral period.

In order to calculate the aggregate amount of compensation paid in shares, the calculation criteria will consider the value of the Company’s preferred shares on BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”) in 2018, the year in which the compensation is effectively attributable, irrespective of the year it is effectively paid or recorded in the Company’s financial statements.

The compensation to be assigned in shares is subjected to a specific limit, in order to limit the maximum dilution to which Stockholders are subject. This limit is included in the Stock Grant Plan, submitted for formalization and ratification from Stockholders at the Extraordinary Stockholders’ Meeting.

In addition to the amounts established at the Stockholders’ Meeting, management members may receive Company’s profit sharing, which, under the provisions of Article 152, paragraph 1, of the Brazilian Corporate Law, is limited to either the annual compensation of management members or 10% of the Company’s net income, whichever is lower.

The Company may also grant share options, under the Company’s Stock Options Plan, to its management members, according to the version approved at the Extraordinary Stockholders’ Meeting held in April 29, 2015, at 3:10 p.m.

The proposal for compensation of the management members, in the manner specified in Item 13 of Attachment 24 to CVM Instruction No. 480/09, can be found as Attachment V to this document.

II) In the Extraordinary Stockholders’ Meeting

1. Formalization and Ratification of the Stock Grant Plan

Formalize and ratify the Stock Grant Plan, as included in Attachment VI hereto, in order to consolidate the general rules in connection with long-term incentive programs that involve the granting of shares to management members and employees of the Company and its direct and indirect subsidiaries, pursuant to CVM Instruction No. 567/15.

2. Amendment to the Bylaws to:

a) insert a reference in item 3.4 to the Stock Grant Plan, which consolidates the general rules in connection with long-term incentive programs that involve the granting of shares to management members and employees of the Company and its direct and indirect subsidiaries, pursuant to CVM Instruction No. 567/15;

p.09

b) create the positions of Co-Chairmen, by adjusting the wording on composition, competency, absence, and restriction, choice processes and substitution of Chairman and Co-Chairmen, and on convening of Board of Directors’ meetings. Therefore, the proposal is for amending Article 6, head provision, and items 6.1, 6.3, 6.4 and 6.7 to reflect this change, as well as for including an item 6.4.1.;

c) include the possibility of members of the Board of Directors participating in meetings via telephone call, video conference, video presence, email or any other communication means. Accordingly, the proposal is that this permission is reflected in the document by including an item 6.7.1 in the Bylaws; and

d) improving the wording of provision concerning the representation of the Company. Accordingly, the proposal is for amending item 10.1 of the Bylaws, as well as updating the reference to the statutory provision that was renumbered in Article 10, head provision, of the Bylaws.

3. Consolidation of the Bylaws with the amendments mentioned in item “2” above.

A copy of the Bylaws containing the consolidation of the proposed amendments duly highlighted, as well as a report detailing the origin and justification for the proposed amendments and analyzing their legal and economic effects, pursuant to Article 11 of CVM Instruction No. 481/09, can be found in Attachment VII to this document.

p.10

attachments

p.11

ATTACHMENT I – A

PROXY TEMPLATE

FOR HOLDERS OF COMMON SHARES

By this proxy, [STOCKHOLDER], [NATIONALITY], [CIVIL STATUS], [OCCUPATION], bearer of personal identification document number (__), registered in the Brazilian tax register (CPF/MF) under number (__), with address at [FULL ADDRESS] (“Principal”), appoints Mr. [ATTORNEY-IN-FACT], [NATIONALITY], [CIVIL STATUS], [OCCUPATION], bearer of personal identification document number (__), registered in the Brazilian tax register (CPF/MF) under number (__), with address at [FULL ADDRESS], her/his attorney, with powers to represent her/him, as Stockholder of Itaú Unibanco Holding S.A. (“Company”), in the Annual and Extraordinary Stockholders’ Meeting of the Company, which will be held on April 19, 2017, 3:00 p.m., at the Auditorium of the Centro Empresarial Itaú Unibanco, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras, in the City of São Paulo, State of São Paulo, CEP 04344-902, casting her/his vote in accordance with the following voting instructions.

The proxy shall have restricted powers, namely to be present at the Stockholders’ Meeting and to cast a vote in accordance with the voting instruction below, having no right or obligation to take any further action not required to be taken in carrying out the voting instruction below. The proxy is hereby authorized to abstain from voting on any resolution or matter for which she/he has not received specific voting instructions.

This proxy is effective for [•] days counted as from this date.

[City],___________, 2017.

[STOCKHOLDER]
(Notarized signature)

VOTING INSTRUCTION

At Annual Stockholders’ Meeting:

1 – To acknowledge the Management Report, the Report of the Independent Auditors, the Opinion of the Fiscal Council, and the Summary of the Reports of the Audit Committee, and to examine, for resolution, the Financial Statements for the fiscal year ended December 31, 2016:

FOR	AGAINST	ABSTENTION
☐	☐	☐

2 – To resolve on the allocation of net income for the fiscal year:

FOR	AGAINST	ABSTENTION
☐	☐	☐

3 – To fix the number of members who will comprise the Board of Directors in twelve (12):

FOR	AGAINST	ABSTENTION
☐	☐	☐

4 – To elect the members of the Board of Directors for the next term of office, which shall expire on such a date as the members elected at the Annual Stockholders’ Meeting of 2018 take office:

Amos Genish (Independent member)

FOR	AGAINST	ABSTENTION
☐	☐	☐

Alfredo Egydio Setubal

FOR	AGAINST	ABSTENTION
☐	☐	☐

Fábio Colletti Barbosa (Independent member)

FOR	AGAINST	ABSTENTION
☐	☐	☐

Geraldo José Carbone

FOR	AGAINST	ABSTENTION
☐	☐	☐

Gustavo Jorge Laboissière Loyola (Independent member)

FOR	AGAINST	ABSTENTION
☐	☐	☐

João Moreira Salles

FOR	AGAINST	ABSTENTION
☐	☐	☐

José Galló (Independent member)

FOR	AGAINST	ABSTENTION
☐	☐	☐

Marco Ambrogio Crespi Bonomi

FOR	AGAINST	ABSTENTION
☐	☐	☐

Pedro Luiz Bodin de Moraes (Independent member)

FOR	AGAINST	ABSTENTION
☐	☐	☐

Pedro Moreira Salles

FOR	AGAINST	ABSTENTION
☐	☐	☐

Ricardo Villela Marino

FOR	AGAINST	ABSTENTION
☐	☐	☐

Roberto Egydio Setubal

FOR	AGAINST	ABSTENTION
☐	☐	☐

5 – To elect the members of the Fiscal Council for the next term of office, which shall expire on such a date as the members elected at the Annual Stockholders’ Meeting of 2018 take office:

Members nominated by the majority stockholder:

Effective members

Alkimar Ribeiro Moura

FOR	AGAINST	ABSTENTION
☐	☐	☐

José Caruso Cruz Henriques

FOR	AGAINST	ABSTENTION
☐	☐	☐

Alternate members

João Costa

FOR	AGAINST	ABSTENTION
☐	☐	☐

Reinaldo Guerreiro

FOR	AGAINST	ABSTENTION
☐	☐	☐

6 – To resolve on the amount allocated to the overall compensation of the members of the Company’s Board of Officers and Board of Directors, as well as the compensation to the members of the Fiscal Council:

FOR	AGAINST	ABSTENTION
☐	☐	☐

At Extraordinary Stockholders’ Meeting:

1 – Formalize and ratify the Stock Grant Plan:

FOR	AGAINST	ABSTENTION
☐	☐	☐

2 – To amend the Bylaws to:

(i) Insert a reference to the Stock Grant Plan:

FOR	AGAINST	ABSTENTION
☐	☐	☐

(ii) Create the positions of Co-chairmen of the Board of Directors:

FOR	AGAINST	ABSTENTION
☐	☐	☐

(iii) Include the possibility of Board of Directors members to take part in meetings via telephone call, videoconference, video presence, email, or any other communication means:

FOR	AGAINST	ABSTENTION
☐	☐	☐

(iv) Improve the wording regarding the representation of the Company:

FOR	AGAINST	ABSTENTION
☐	☐	☐

3 – Consolidate the Bylaws with the aforementioned amendments from item “2” above and resulting adjustments to wording:

FOR	AGAINST	ABSTENTION
☐	☐	☐

ATTACHMENT I – B

PROXY TEMPLATE

FOR HOLDERS OF PREFERRED SHARES

By this proxy, [STOCKHOLDER], [NATIONALITY], [CIVIL STATUS], [OCCUPATION], bearer of personal identification document number (__), registered in the Brazilian tax register (CPF/MF) under number (__), with address at [FULL ADDRESS] (“Principal”), appoints Mr. [ATTORNEY-IN-FACT], [NATIONALITY], [CIVIL STATUS], [OCCUPATION], bearer of personal identification document number (__), registered in the Brazilian tax register (CPF/MF) under number (__), with address at [FULL ADDRESS], her/his attorney, with powers to represent her/him, as Stockholder of Itaú Unibanco Holding S.A. (“Company”), in the Annual Stockholders’ Meeting of the Company, which will be held on April 19, 2017, 3:00 p.m., at the Auditorium of the Centro Empresarial Itaú Unibanco, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras, in the City of São Paulo, State of São Paulo, CEP 04344-902, casting her/his vote in accordance with the following voting instructions.

The proxy shall have restricted powers, namely to be present at the Stockholders’ Meeting and to cast a vote in accordance with the Voting Instruction below, having no right or obligation to take any further action not required to be taken in carrying out the Voting Instruction below. The proxy is hereby authorized to abstain from voting on any resolution or matter for which she/he has not received specific voting instructions.

This proxy is effective for [•] days counted as from this date.

[City]____________, 2017.

[STOCKHOLDER]
(Notarized signature)

VOTING INSTRUCTION

At Annual Stockholders’ Meeting:

1 – To elect the members of the Fiscal Council for the next term of office, which shall expire on such a date as the members elected at the Annual Stockholders’ Meeting of 2018 take office:

Members nominated by stockholder Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI (Banco do Brasil’s Employee Pension Fund):

Effective member

Carlos Roberto de Albuquerque Sá

FOR	AGAINST	ABSTENTION
☐	☐	☐

Alternate member

Eduardo Azevedo do Valle

FOR	AGAINST	ABSTENTION
☐	☐	☐

ATTACHMENT I – C

PROXY TEMPLATE

FOR ATTORNEYS-IN-FACT PROVIDED BY THE COMPANY

(FOR HOLDERS OF COMMON SHARES)

1. At Annual Stockholders’ Meeting

By this proxy, I, [STOCKHOLDER], [NATIONALITY], [CIVIL STATUS], [OCCUPATION], bearer of personal identification document number (__), enrolled in the Brazilian Individual Taxpayers’ Registry (CPF) under number (__), domiciled at [FULL ADDRESS] (“Principal”), stockholder of Itaú Unibanco Holding S.A. (“Company”) appoint as my proxy:

•	Patricia Vietri Thomazelli Magalhães Fonseca, Brazilian, married, attorney, RG-SSP/SP No. 25.078.808- 1, enrolled in the Brazilian Individual Taxpayers’ Registry (CPF) under No. 308.928.638-62, OAB/SP 179.898, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 3º Andar, São Paulo (SP), with powers to represent me, in the capacity of lawyer of the Company, in the Annual Stockholders’ Meeting of the Company, to be held on April 19, 2017, at the Auditorium of the head office, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras, in the City of São Paulo, State of São Paulo, CEP 04344-902, to vote FOR the matters contained in the agenda, in accordance with the voting instruction below.

•	Carla Del Monaco Miele, Brazilian, married, attorney, RG-SSP/SP No. 34.865.582-4, enrolled in the Brazilian Individual Taxpayers’ Registry (CPF) under No. 338.094.818-74, OAB/SP 275.847, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 3º Andar, São Paulo (SP), with powers to represent me, in the capacity of lawyer of the Company, in the Annual Stockholders’ Meeting of the Company, to be held on April 19, 2017, at the Auditorium of the head office, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras, in the City of São Paulo, State of São Paulo, CEP 04344-902, to vote AGAINST the matters contained in the agenda, in accordance with the voting instruction below.

•	Marcelo Casellato Faria, Brazilian, married, business administrator, RG-SSP/SP No. 18.933.503-8, enrolled in the Individual Brazilian Taxpayers’ Registry (CPF) under No. 089.523.818-74, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, Piso Metrô, São Paulo (SP), with powers to represent me, in the capacity of stockholder of the Company, in the Annual Stockholders’ Meeting of the Company, to be held on April 19, 2017, at the Auditorium of the head office, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras, in the City of São Paulo, State of São Paulo, CEP 04344-902, to ABSTAIN from voting on the matters contained in the agenda, in accordance with the voting instruction below.

The proxy shall have restricted powers, namely to be present at the Annual Stockholders’ Meeting and to cast a vote in accordance with the voting instruction below, having no right or obligation to take any further action not required to be taken in carrying out the voting instruction below. The proxy is hereby authorized to abstain from voting on any resolution or matter for which he/she has not received specific voting instructions and shall vote in accordance with the number of common shares held by the Principal.

This proxy shall be valid for this Company’s Annual Stockholders’ Meeting only.

São Paulo,___________, 2017.

[STOCKHOLDER]
(Notarized signature)

VOTING INSTRUCTION - Annual Stockholders’ Meeting

Tick the option you want:

1 – To acknowledge the Management Report, the Report of the Independent Auditors, the Opinion of the Fiscal Council, and the Summary of the Reports of the Audit Committee, and to examine, for resolution, the Financial Statements for the fiscal year ended December 31, 2016:

FOR	AGAINST	ABSTENTION
☐	☐	☐

2 – To resolve on the allocation of net income for the fiscal year:

FOR	AGAINST	ABSTENTION
☐	☐	☐

3 – To fix the number of members who will comprise the Board of Directors in twelve (12):

FOR	AGAINST	ABSTENTION
☐	☐	☐

4 – To elect the members of the Fiscal Council for the next term of office, which shall expire on such a date as the members elected at the Annual Stockholders’ Meeting of 2018 take office:

Amos Genish (Independent member)

FOR	AGAINST	ABSTENTION
☐	☐	☐

Alfredo Egydio Setubal

FOR	AGAINST	ABSTENTION
☐	☐	☐

Fábio Colletti Barbosa (Independent member)

FOR	AGAINST	ABSTENTION
☐	☐	☐

Geraldo José Carbone

FOR	AGAINST	ABSTENTION
☐	☐	☐

Gustavo Jorge Laboissière Loyola (Independent member)

FOR	AGAINST	ABSTENTION
☐	☐	☐

João Moreira Salles

FOR	AGAINST	ABSTENTION
☐	☐	☐

José Galló (Independent member)

FOR	AGAINST	ABSTENTION
☐	☐	☐

Marco Ambrogio Crespi Bonomi

FOR	AGAINST	ABSTENTION
☐	☐	☐

Pedro Luiz Bodin de Moraes (Independent member)

FOR	AGAINST	ABSTENTION
☐	☐	☐

Pedro Moreira Salles

FOR	AGAINST	ABSTENTION
☐	☐	☐

Ricardo Villela Marino

FOR	AGAINST	ABSTENTION
☐	☐	☐

Roberto Egydio Setubal

FOR	AGAINST	ABSTENTION
☐	☐	☐

5 – To elect the members of the Fiscal Council for the next term of office, which shall expire on such a date as the members elected at the Annual Stockholders’ Meeting of 2018 take office:

Members nominated by the majority stockholder:

Effective members

Alkimar Ribeiro Moura

FOR	AGAINST	ABSTENTION
☐	☐	☐

José Caruso Cruz Henriques

FOR	AGAINST	ABSTENTION
☐	☐	☐

Alternate members

João Costa

FOR	AGAINST	ABSTENTION
☐	☐	☐

Reinaldo Guerreiro

FOR	AGAINST	ABSTENTION
☐	☐	☐

6 – To resolve on the amount allocated to the overall compensation of the members of the Company’s Board of Officers and Board of Directors, as well as the compensation to the members of the Fiscal Council:

FOR	AGAINST	ABSTENTION
☐	☐	☐

2. At Extraordinary Stockholders’ Meeting

By this proxy, I, [STOCKHOLDER], [NATIONALITY], [CIVIL STATUS], [OCCUPATION], bearer of personal identification document number (__), enrolled in the Brazilian Individual Taxpayers’ Registry (CPF) under number (__), domiciled at [FULL ADDRESS] (“Principal”), stockholder of Itaú Unibanco Holding S.A. (“Company”) appoint as my proxy:

•	Patricia Vietri Thomazelli Magalhães Fonseca, Brazilian, married, attorney, RG-SSP/SP No. 25.078.808-1, enrolled in the Brazilian Individual Taxpayers’ Registry (CPF) under No. 308.928.638-62, OAB/SP 179.898, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 3º Andar, São Paulo (SP), with powers to represent me, in the capacity of lawyer of the Company, in the Extraordinary Stockholders’ Meeting of the Company, to be held on April 19, 2017, at the Auditorium of the head office, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras, in the City of São Paulo, State of São Paulo, CEP 04344-902, to vote FOR the matters contained in the agenda, in accordance with the voting instruction below.
•	Carla Del Monaco Miele, Brazilian, married, attorney, RG-SSP/SP No. 34.865.582-4, enrolled in the Brazilian Individual Taxpayers’ Registry (CPF) under No. 338.094.818-74, OAB/SP 275.847, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 3º Andar, São Paulo (SP), with powers to represent me, in the capacity of lawyer of the Company, in the Extraordinary Stockholders’ Meeting of the Company, to be held on April 19, 2017, at the Auditorium of the head office, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras, in the City of São Paulo, State of São Paulo, CEP 04344-902, to vote AGAINST the matters contained in the agenda, in accordance with the voting instruction below.
•	Marcelo Casellato Faria, Brazilian, married, business administrator, RG-SSP/SP No. 18.933.503-8, enrolled in the Individual Brazilian Taxpayers’ Registry (CPF) under No. 089.523.818-74, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, Piso Metrô, São Paulo (SP), with powers to represent me, in the capacity of stockholder of the Company, in the Extraordinary Stockholders’ Meeting of the Company, to be held on April 19, 2017, at the Auditorium of the head office, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras, in the City of São Paulo, State of São Paulo, CEP 04344-902, to ABSTAIN from voting on the matters contained in the agenda, in accordance with the voting instruction below.

The proxy shall have restricted powers, namely to be present at the Extraordinary Stockholders’ Meeting and to cast a vote in accordance with the voting instruction below, having no right or obligation to take any further action not required to be taken in carrying out the voting instruction below. The proxy is hereby authorized to abstain from voting on any resolution or matter for which he/she has not received specific voting instructions and shall vote in accordance with the number of common shares held by the Principal.

This proxy shall be valid for this Company’s Extraordinary Stockholders’ Meeting only.

São Paulo,___________, 2017.

[STOCKHOLDER]
(Notarized signature)

VOTING INSTRUCTION - Extraordinary Stockholders’ Meeting

Tick the option you want:

1 – Formalize and ratify the Stock Grant Plan:

FOR	AGAINST	ABSTENTION
☐	☐	☐

2 – To amend the Bylaws to:

(i) Insert a reference to the Stock Grant Plan:

FOR	AGAINST	ABSTENTION
☐	☐	☐

(ii) Create the positions of Co-chairmen of the Board of Directors:

FOR	AGAINST	ABSTENTION
☐	☐	☐

(iii) Include the possibility of Board of Directors members to take part in meetings via telephone call, videoconference, video presence, email, or any other communication means:

FOR	AGAINST	ABSTENTION
☐	☐	☐

(iv) Improve the wording regarding the representation of the Company:

FOR	AGAINST	ABSTENTION
☐	☐	☐

3 – Consolidate the Bylaws with the aforementioned amendments from item “2” above and resulting adjustments to wording:

FOR	AGAINST	ABSTENTION
☐	☐	☐

ATTACHMENT I – D

PROXY TEMPLATE

FOR ATTORNEYS-IN-FACT PROVIDED BY THE COMPANY FOR THE

ANNUAL STOCKHOLDERS’ MEETING (FOR HOLDERS OF PREFERRED SHARES)

1. Annual Stockholders’ Meeting

By this proxy, I, [STOCKHOLDER], [NATIONALITY], [CIVIL STATUS], [OCCUPATION], bearer of personal identification document number (__), enrolled in the Brazilian Individual Taxpayers’ Registry (CPF) under number (__), domiciled at [FULL ADDRESS] (“Principal”), stockholder of Itaú Unibanco Holding S.A. (“Company”) appoint as my proxy:

•	Patricia Vietri Thomazelli Magalhães Fonseca, Brazilian, married, attorney, RG-SSP/SP No. 25.078.808-1, enrolled in the Brazilian Individual Taxpayers' Registry (CPF) under No. 308.928.638-62, OAB/SP 179.898, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 3º Andar, São Paulo (SP), with powers to represent me, in the capacity of lawyer of the Company, in the Annual Stockholders’ Meeting of the Company, to be held on April 19, 2017, at the Auditorium of the head office, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras, in the City of São Paulo, State of São Paulo, CEP 04344-902, to vote FOR the matters contained in the agenda, in accordance with the voting instruction below.
•	Carla Del Monaco Miele, Brazilian, married, attorney, RG-SSP/SP No. 34.865.582-4, enrolled in the Brazilian Individual Taxpayers' Registry (CPF) under No. 338.094.818-74, OAB/SP 275.847, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 3º Andar, São Paulo (SP), with powers to represent me, in the capacity of lawyer of the Company, in the Annual Stockholders’ Meeting of the Company, to be held on April 19, 2017, at the Auditorium of the head office, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras, in the City of São Paulo, State of São Paulo, CEP 04344-902, to vote AGAINST the matters contained in the agenda, in accordance with the voting instruction below.
•	Marcelo Casellato Faria, Brazilian, married, business administrator, RG-SSP/SP No. 18.933.503-8, enrolled in the Individual Brazilian Taxpayers' Registry (CPF) under No. 089.523.818-74, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, Piso Metrô, São Paulo (SP), with powers to represent me, in the capacity of stockholder of the Company, in the Annual Stockholders’ Meeting of the Company, to be held on April 19, 2017, at the Auditorium of the head office, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras, in the City of São Paulo, State of São Paulo, CEP 04344-902, to ABSTAIN from voting on the matters contained in the agenda, in accordance with the voting instruction below.

The proxy shall have restricted powers, namely to be present at the Annual Stockholders’ Meeting and to cast a vote in accordance with the voting instruction below, having no right or obligation to take any further action not required to be taken in carrying out the voting instruction below. The proxy is hereby authorized to abstain from voting on any resolution or matter for which he/she has not received specific voting instructions and shall vote in accordance with the number of preferred shares held by the Principal.

This proxy shall be valid for this Company’s Annual Stockholders’ Meeting only.

São Paulo,___________, 2017.

[STOCKHOLDER]
(Notarized signature)

VOTING INSTRUCTION – Annual Stockholders’ Meeting

Tick the option you want:

1 – To elect the members of the Fiscal Council for the next term of office, which shall expire on such a date as the members elected at the Annual Stockholders’ Meeting of 2018 take office:

Members nominated by stockholder Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI (Banco do Brasil’s Employee Pension Fund):

Effective member

Carlos Roberto de Albuquerque Sá

FOR	AGAINST	ABSTENTION
☐	☐	☐

Alternate member

Eduardo Azevedo do Valle

FOR	AGAINST	ABSTENTION
☐	☐	☐

ATTACHMENT I – E

INFORMATION FOR ATTACHMENT 23 OF CVM INSTRUCTION 481/09

1.   Inform name of company

Itaú Unibanco Holding S.A.

2.   Inform the items for which the proxy is being requested

Items indicated in the Convening Notice pertaining to this Manual.

3.   Identify the individuals or legal entities that have promoted, organized or defrayed the cost of the request for a proxy, even if only partially, informing:

a.   Name and address

Itaú Unibanco Holding S.A., with its address at Praça Alfredo Egydio de Souza Aranha, 100, in the City of São Paulo, State of São Paulo, CEP 04344-902.

b.   Since when you are a stockholder of the Company

Not applicable.

c.   Number and percentage of shares of each time and class of their ownership

Not applicable.

d.   Number of shares taken in a loan

Not applicable.

e.   Total exposure in derivatives denominated in shares of the Company

Not applicable.

f.   Relations of a corporate, business or family nature existing or maintained over the past three years with the company or parties related to the company, as governed by the accounting rules covering the matter

Not applicable.

4.   Inform if any of the people mentioned in item 3, as well as any of its controlling companies, controlled companies, companies under common control or affiliates have a special interest in the approval of the matters for which the proxy is being requested, describing in detail the nature and extent of the interest in question

The attorneys-in-fact were made available by the Company with the sole objective of offering an additional mechanism for facilitating stockholder’s participation in the Meeting, without any special interest in the approval of the matters.

5.   Inform the estimated cost of requesting a proxy

The cost of requesting a proxy is insignificant.

6.   Inform if (a) the company has defrayed the costs for requesting a proxy or (b) if its originators will seek reimbursement of costs from the Company

The cost for requesting a proxy was fully covered by the Company.

7.   Inform:

a) the address to which the power of attorney should be sent following its signature.

In order to facilitate the works at the Stockholders’ Meeting, the Company suggests that Stockholders represented by attorneys-in-fact send a copy of the proxy pursuant to the aforementioned templates, and other documents listed in the Convening Notice by mail or messenger up to 12:00 p.m. of April 17, 2017 to:

Itaú Unibanco - Gerência Paralegal de Assuntos Corporativos

Praça Alfredo Egydio de Souza Aranha, 100,

Torre Conceição, Piso Metrô - Parque Jabaquara,

São Paulo (SP) - CEP 04344-902

Or email to: drinvest@itau-unibanco.com.br (in this case, the Stockholder must bring the physical copy of the document to the Meeting.)

b) in the event the company accepts proxies via the World Wide Web, the instructions to grant the proxy;

The Company will adopt the remote voting system, in conformity with the provisions of CVM Instruction 481/09, as amended by CVM Instruction 561/15, as well as the best market practices.

Accordingly, stockholders wishing to vote by the remote voting form may forward their voting instructions related to the matters to be resolved on at the Meeting:

•	by remote voting form forwarded directly to the Company, according to Attachment VIII hereto; or

•	by completion instructions transmitted to their service providers rendering such service, as follows:

a)   to the custody agent of the Stockholder, in the event the shares are deposited at a central depository; or

b)   to Itaú Corretora de Valores S.A., in the capacity of the financial institution hired by the Company to provide securities bookkeeping services.

Stockholders forwarding the voting form directly to the Issuer

Stockholders choosing to exercise their remote voting right may do so directly to the Company and are required to send the following documents:

(i)	a physical copy of Attachment VIII hereto duly completed, initialized and signed (consularization or a sworn translation is not required for documents in foreign language); and

(ii)	ID documents – for legal entities: notarized copy of the articles of association/bylaws, proof of election of management members and notarized copy of the ID document of these representatives, and for individuals: notarized copy of the ID document bearing the Stockholder’s picture. It is required for any documents issued abroad to be consularized or attached an apostille and to have a respective sworn translation.

If they so prefer, Stockholders may forward digitalized copies of the documents referred to in (i) and (ii) above to e-mail drinvest@itau-unibanco.com.br, and, in this case, it is mandatory that they should also forward the original copy of the voting form and the notarized copy of other required documents up to April 12, 2017 to:

Itaú Unibanco - Gerência Paralegal de Assuntos Corporativos

Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, Piso Metrô

Parque Jabaquara, São Paulo (SP) - CEP 04344-902

After the documents referred to in (i) e (ii) above are received, the Company will notify the Stockholder that it has received and accepted them, in accordance with CVM Instruction 481/09. This information will be sent to the Stockholder at the electronic address stated in the voting form.

After the voting term elapses, the Stockholder will no longer be able to change the voting instructions sent. The last voting instruction submitted by the Stockholder will be the one included in the Issuer’s voting map.

Stockholders forwarding the form to service providers

Alternatively, Stockholders may choose to exercise their remote voting right through service providers, transmitting their voting instructions to their custody agents or the bookkeeper, subject to the rules determined by the latter. Stockholders should contact the custody agent or the bookkeeper to check out the procedures established by such agents, as well as the documents requested accordingly.

Itaú Corretora de Valores S.A., the bookkeeper of the Company’s shares, has set up the Digital Meeting website, a safe solution for remote vote casting. To vote via website you have to register and have a digital certificate. Information on register and the step-by-step for issuing the digital certificate is described on website: http://www.itau.com.br/securitiesservices/assembleiadigital/

ITAÚ CORRETORA DE VALORES S.A.

Stockholders Service:

3003-9285 (capital city and metropolitan regions)

0800 7209285 (other locations)

Client Service opens on business days from 9:00 a.m. to 6:00 p.m.

Email: atendimentoescrituracao@itau-unibanco.com.br

Stockholders should transmit the form completion instructions to service providers by April 12, 2017, unless otherwise indicated by the latter.

ATTACHMENT II

ITEM 10 OF ATTACHMENT 24 TO CVM INSTRUCTION 480/09

10.1. Executive officers should comment on:

a) Financial and equity positions in general

Domestic Scenario

In the domestic scenario, GDP continued to fall in 2016, posting a 3.6% drop. The unemployment rate grew to 12.0% in December 2016 from 9.0% in December 2015. The primary deficit continued in a downward trend between 2015 and 2016, increasing 2.5% of GDP in 2016, compared to 1.9% of GDP in 2015.

The current account deficit, in turn, continues to fall due to a downturn in the economic activity. The deficit in external accounts dropped to 1.3% of GDP in 2016 from 3.3% of GDP in 2015. The inflation rate for 2016 was 6.3%. The Central Bank of Brazil reduced interest to 12.25% in February 2017.

The US dollar closed 2016 at R$3.26, below the R$3.96 recorded in December 2015. Brazil’s international reserves amounted to US$370 billion.

Latin America Scenario (ex-Brazil)

In Latin America, commodities-exporting countries continue to grow at low rates, in spite of a slight recent recovery in the prices of the major raw materials exploited in the region.

The downturn in economic activity and the reduced fiscal revenues related to lower prices of commodities are causing governments of the region to cut costs and adopt measures to raise revenues, thus seeking to preserve sovereign ratings. The monetary policy is becoming increasingly expansionist, except for Mexico, in view of lower rates of inflation combined with poor growth. Lower interest rates in Colombia, Argentina, and Chile are expected for 2017.

In Argentina, adjustments to relative prices led to GDP falling in 2016 (estimated at -2.4%) and high inflation (41%), even though we have noted a certain economic improvement in the margin. In Uruguay, the economic activity strongly slowed down in 2015 and 2016, partially due to recession scenarios in Brazil and Argentina. Paraguay's macroeconomic fundamentals remain solid, with low inflation, strong growth and well-organized public finance. The Chilean economy was impacted by the end of the commodities cycle, which resulted in lower fiscal revenues, fall in investments and decreased national revenues. The Colombian authorities approved a structural tax reform aimed at making up for the loss of oil-related revenues.

International Scenario

The U.S. labor market continued to grow strong in 2016 and in early 2017. Approximately 2.35 million jobs were created in the last 12 months up to February 2017, and unemployment rate dropped to 4.7% in February 2017 from 5.0% in December 2015. This improvement came along with the 1.6% growth in GDP in 2016.

For comparison purposes, GDP of the Euro zone and Japan increased 1.7% and 1.0%, respectively. China’s GDP grew 6.7% in 2016, halting the economy slowdown recorded in the previous year. This stabilization in growth gives rise to an environment favorable for emerging commodity-exporting economies, including Latin America countries.

Asset Highlights

2016

On December 31, 2016, Itaú Unibanco’s assets totaled R$ 1,425,639 million and stockholders’ equity was R$115,590 million, compared to R$1,359,172 million and R$106,462 million, respectively, in 2015. At the end of 2016, the Prudential Conglomerate BIS ratio was 19.1%.

The table below shows the volume of loan operations (including endorsements and sureties) classified by type of creditor (individuals and companies), detailed by type of product for individuals and size for companies.

	Year ended December 31
	2016	2015	2014	2016 X 2015	2015 X 2014
	(In millions of R$)
Loans to individuals	183,641	187,814	186,489	-2.2%	0.7%
Credit card	59,023	58,542	59,321	0.8%	-1.3%
Personal loans	26,276	28,961	28,541	-9.3%	1.5%
Payroll loans	44,638	45,437	40,525	-1.8%	12.1%
Vehicles	15,373	19,984	28,927	-23.1%	-30.9%
Real estate loans(1)	38,117	34,631	28,898	10.1%	19.8%
Rural loans(1)	213	258	277	-17.2%	-6.9%
Loans to companies(1)	242,874	288,135	285,540	-15.7%	0.9%
Large companies	181,541	219,418	213,815	-17.3%	2.6%
Very small, small and middle market	61,333	68,716	71,725	-10.7%	-4.2%
Latin America	135,503	72,125	53,491	87.9%	34.8%
Total loan, lease and other credit operations (including endorsements and sureties) (2)	562,018	548,073	525,519	2.5%	4.3%

(1)	Real estate loan and rural loan portfolios are presented within loans to individuals or loans to companies, as appropriate, according to the type of client. On December 31, 2016, total real estate loan in Brazil totaled R$48,589 million, and total rural loan portfolio totaled R$10,471 million, compared to R$45,597 million and R$10,966 million, respectively, on December 31, 2015 and to R$39,235 million and R$10,336 million, respectively, on December 31, 2014.
(2)	On December 31, 2016, total endorsements and sureties was R$70,793 million, compared to R$74,244 million and R$73,759 million, respectively, on December 31, 2015 and on December 31, 2014.

The balance of loan operations, including endorsements and sureties, was R$562.018 million on December 31, 2016, an increase of 2.5% compared to R$548.073 million on December 31, 2015. The balance of loans to individuals, excluding Latin America, totaled R$183.641 million on December 31, 2016, a decrease of 2.2% compared to December 31, 2015. The credit card portfolio increased 0.8% compared to December 31, 2015, whereas the personal loan portfolio decreased 9.3% compared to December 31, 2015. The payroll loan portfolio decreased 1.8% from December 31, 2015, and worth mentioning were the retirees and INSS pensioners loan portfolios, which increased 7.5% from the end of December 2015. Vehicle financing decreased 23.1% on December 31, 2016, compared to December 31, 2015, as a result of lower demand and our stricter requirements for granting loans to this segment during this period. Real estate loans to individuals increased 10.1% on December 31, 2016, from December 31, 2015, with increasing priority given to lower-risk portfolios with higher guarantees. The balance of loans to companies, excluding Latin America, totaled R$242,874 million, a decrease of 15.7% from December 31, 2015. This decrease occurred for both loans to large companies totaling R$181,541 million on December 31, 2016, and for very small, small, and middle-market companies, totaling R$61,333 million. In 2016, our America Latina loan portfolio increased 87.9% compared to 2015, mainly driven by the effect of consolidation of Itaú CorpBanca in our financial statements.

The 90-day coverage ratio (defined as the total allowance for loan losses, corresponding to a percentage of loans in our portfolio, which are overdue for 90 days or more) was 222% on December 31, 2016.

Our portfolio of loans under renegotiation (overdue for over 30 days), including extended, modified and deferred payments, totaled R$16,398 million on December 31, 2016 and R$14,932 million on December 31, 2015, accounting for, respectively, 3.3% and 3.2% of our total loan portfolio without endorsements and sureties. On December 31, 2016, the ratio of the allowance for loan and lease losses to the renegotiated loan portfolio was 49.5%, an increase of 680 basis points compared to December 31, 2015. On December 31, 2016, the default rate over 90 days of the renegotiated loan portfolio was 21.8%, an increase of 300 basis points compared to December 31, 2015.

The default rate (loan operations overdue for over 90 days) was 3.4% on December 31, 2016, accounting for a decrease of 10 basis points compared to December 31, 2015.

On December 31, 2016, the balance of allowance for loan and lease losses totaled R$37,431 million. Out of this total, R$26,991 million refer to the minimum level required by CMN Resolution No. 2,682/99 and R$10,440 million refer to a complementary provision. The balance of allowance for loan and lease losses complementary to the minimum percentages required by CMN Resolution No. 2.682/99 was reduced by R$546 million in 2016 and increased by R$4,655 million in 2015.

On December 31, 2016, the ratio of the balance of allowance for loan and lease losses and our loan portfolio reached 7.6%, an increase of 40 basis points from December 31, 2015.

We will address the main corporate events occurred in the period in item 10.3.

2015

The balance of loan operations, including endorsements and sureties, was R$548,073 million on December 31, 2015, an increase of 4.3% compared to December 31, 2014. The increase in loan operations, including endorsements and sureties, was mainly due to portfolios with lower risks and spreads in 2015 compared to 2014. On December 31, 2015, loans to individuals and companies, excluding Latin America, increased 0.7% and 0.9%, respectively, compared to December 31, 2014. Regarding loans to individuals, the highlights were payroll loans and real estate loans, which increased 12.1% and 19.8%, respectively, compared to December 31, 2014, since we gave priority to lower-risk portfolios. Regarding loans to companies, the corporate portfolio increased 2.6% in 2015, compared to December 31, 2014, and this growth was partially offset by a 4.2% decrease in the portfolio of very small, small, and middle-market companies. In 2015, the portfolio of Latin America loan operations increased 34.8% compared to December 31, 2014.

The 90-day coverage ratio (defined as the total allowance for loan losses, corresponding to a percentage of loans in our portfolio, which are overdue for 90 days or more) was 208% on December 31, 2015.

Our portfolio of loans under renegotiation (overdue for over 30 days), including extended, modified and deferred payments, totaled R$14,932 million on December 31, 2015 and R$11,572 million on December 31, 2014, accounting for, respectively, 3.2% and 2.6% of our total loan portfolio without endorsements and sureties. On December 31, 2015, the ratio of the allowance for loan and lease losses to the renegotiated loan portfolio was 42.7%, a decrease of 780 basis points compared to December 31, 2014. On December 31, 2015, the default rate over 90 days of the renegotiated loan portfolio was 18.8%, a decrease of 530 basis points compared to December 31, 2014.

The default rate (loan operations overdue for over 90 days) was 3.5% on December 31, 2015, accounting for a decrease of 40 basis points compared to December 31, 2014.

On December 31, 2015, the balance of allowance for loan and lease losses totaled R$34,078 million. Out of this total, R$23,093 million refer to the minimum level required by CMN Resolution No. 2,682/99 and R$10,985 million refer to a complementary provision. The balance of allowance for loan and lease losses complementary to the minimum percentages required by CMN Resolution No. 2.682/99 was increased by R$4,655 million in 2015 and by R$1,113 million in 2014.

On December 31, 2015, the ratio of the balance of allowance for loan and lease losses and our loan portfolio reached 7.2%, an increase of 120 basis points from December 31, 2014.

2014

The balance of loan operations, including endorsements and sureties, was R$525,519 million on December 31, 2014 an increase of 8.7% compared to December 31, 2013. The balance of loan operations, including endorsements and sureties, increased mainly in lower-risk portfolios and spreads in 2014 compared to 2013. On December 31, 2014, loans to individuals and companies, excluding Latin America, increased 10.4% and 5.9%, respectively compared to December 31, 2013. Regarding loans to individuals, the highlights were payroll loans and real estate loans, which increased 79.5% and 19.4%, respectively, compared to December 31, 2013, mainly due to payroll loans acquired from Banco BMG S.A. (“Banco BMG”) and the favorable scenario for real estate loans in Brazil, since we give priority to lower-risk portfolios. Regarding loans to companies, the corporate portfolio increased 9.9% in 2014, compared to December 31, 2013, and this increase was partially offset by a 4.6% decrease in the portfolio of very small, small, and middle-market companies. In 2014, the portfolio of Latin America loan operations increased 19.5% compared to December 31, 2013.

The 90-day coverage ratio (defined as the total allowance for loan losses, corresponding to a percentage of loans in our portfolio, which are overdue for 90 days or more) was 193% on December 31, 2014.

Our portfolio of loans under renegotiation (overdue for over 30 days), including extended, modified and deferred payments, totaled R$11,572 million on December 31, 2014 and R$12,880 million on December 31, 2013, accounting for, respectively, 2.6% and 3.1% of our total loan portfolio without endorsements and sureties. On December 31, 2014, the ratio of the allowance for loan and lease losses to the renegotiated loan portfolio was 50.5%, a decrease of 140 basis points compared to December 31, 2013. On December 31, 2014, the default rate over 90 days of the renegotiated loan portfolio was 24.1%, a decrease of 590 basis points compared to December 31, 2013.

The default rate (loan operations overdue for over 90 days) was 3.1% on December 31, 2014, accounting for a decrease of 60 basis points compared to December 31, 2013.

On December 31, 2014, the balance of allowance for loan and lease losses totaled R$26.948 million. Out of this total, R$20,618 million refer to the minimum level required by CMN Resolution No. 2,682/99 and R$6,330 million refer to a complementary provision. The balance of allowance for loan and lease losses complementary to the minimum percentages required by CMN Resolution No. 2.682/99 was increased by R$1,113 million in 2014.

On December 31, 2014, the ratio of the balance of allowance for loan and lease losses and our loan portfolio reached 6.0%, a decrease of 40 basis points from December 31, 2013.

b) Corporate structure

On December 31, 2016, capital stock comprised 6,582,307,543 (6,083,915,949 on 12/31/2015) book-entry shares, with no par value, of which 3,351,744,217 (3,047,040,198 on 12/31/2015) were common and 3,230,563,326 (3,036,875,751 on 12/31/2015) were preferred shares without voting rights, but with tag-along rights, in the event of a public offering of shares, at a price equal to 80% of the amount paid per share with voting rights in the controlling stake, as well as a dividend at least equal to that of the common shares, and priority to receive the annual minimum dividend of R$0.022 per share, non cumulative, which will be adjusted in the event of split or reverse split of shares. Capital stock totals R$97,148 million (R$85,148 million on 12/31/2015), of which R$65,534 million (R$58,284 million on 12/31/2015) is held by stockholders domiciled in the country and R$31,614 million (R$26,864 million on 12/31/2015) is held by stockholders domiciled abroad.

In the last three fiscal years, Itaú Unibanco has maintained the stake of third parties’ capital at levels it deems adequate, as follows:

		% of Total liabilities		% of Total liabilities		% of Total liabilities
		and stockholders'		and Stockholders'		and stockholders'
R$ million	12/31/2016	equity	12/31/2015	equity	12/31/2014	equity
Stockholders' equity (1)	127,215	8.9%	108,218	8.0%	98,263	8.1%
Current liabilities (2)	748,704	52.5%	706,656	52.0%	650,081	53.8%
Long-term third-party capital (3)	549,719	38.6%	544,299	40.0%	460,358	38.1%
Total equity	1,425,639	100.0%	1,359,173	100.0%	1,208,702	100.0%

(1) Includes minority interest in subsidiaries.

(2) Current liabilities.

(3) Total liabilities excluding stockholders' equity and current liabilities.

c) Payment capability in relation to the financial commitments assumed

We ensure full payment capability in relation to the financial commitments assumed and we manage our liquidity reserves based on estimates of funds that will be available for investment, considering business continuation in normal conditions.

Liquidity risk control is carried out by an area independent from the business areas, and is responsible for defining the constitution of a reserve, proposing assumptions for behavior of cash flow in different time horizons, proposing limits for liquidity risk and monitoring established limits consistent with the risk appetite of the institution, informing on possible non-compliance, considering the liquidity risks individually in countries where we operate, simulating the behavior of cash flows under stress conditions, assessing and reporting risks inherent in new products and transactions on a timely basis, and reporting information required by regulatory bodies. Every activity is subject to analysis by independent areas of validation, internal controls and audit.

The following table presents assets and liabilities in accordance with their remaining contractual terms, considering non-discounted flows.

	Undiscounted future flows except for derivatives*													In R$ Million
Financial Assets (1)	0 - 30 days			31 - 365 days			366-720 days			Over 720 days			Total
	2016	2015	2014	2016	2015	2014	2016	2015	2014	2016	2015	2014	2016	2015	2014
Cash and deposits on demand	18,542	18,544	17,527	-	-	-	-	-	-	-	-	-	18,542	18,544	17,527
Interbank investments	219,066	229,295	170,482	58,275	40,016	51,967	1,171	696	1,097	292	239	32	278,804	270,246	223,578
Securities purchased under agreements to resell - Funded position (2)	77,452	72,091	74,275	-	-	-	-	-	-	-	-	-	77,452	72,091	74,275
Securities purchased under agreements to resell - Financed position	128,303	133,315	80,085	49,749	33,742	45,512	-	-	-	-	-	-	178,052	167,057	125,597
Interbank deposits	13,311	23,889	16,122	8,526	6,274	6,455	1,171	696	1,097	292	239	32	23,300	31,098	23,706
Securities	82,163	71,124	55,315	16,757	15,485	19,009	12,415	11,017	15,470	74,479	78,774	106,023	185,814	176,400	195,817
Government securities - available	75,310	65,965	45,587	20	-	-	40	-	-	6,088	-	-	81,458	65,965	45,587
Government securities - subject to repurchase commitments	556	68	3,440	4,732	2,675	5,491	5,990	712	5,473	14,808	6,866	41,548	26,086	10,321	55,952
Private securities - available	6,297	5,091	6,102	11,728	12,681	10,520	5,424	10,305	8,750	47,866	71,908	57,179	71,315	99,985	82,551
Private securities - subject to repurchase commitments	-	-	186	277	129	2,998	961	-	1,247	5,717	-	7,296	6,955	129	11,727
Derivative financial instruments	5,815	5,955	2,408	8,296	7,685	5,342	3,159	3,430	1,167	6,961	6,289	3,719	24,231	23,359	12,636
Gross Position	-	-	-	-	1	-	-	-	-	-	20	19	-	21	19
Cross Currency Swap Deliverable - Asset position	-	-	-	-	852	-	-	-	-	-	975	560	-	1,827	560
Cross Currency Swap Deliverable - Liability position	-	-	-	-	(851)	-	-	-	-	-	(955)	(541)	-	(1,806)	(541)
Net position	5,815	5,955	2,408	8,296	7,684	5,342	3,159	3,430	1,167	6,961	6,269	3,700	24,231	23,338	12,617
Swaps	828	666	448	1,967	2,140	812	1,497	1,935	643	6,250	4,406	2,913	10,542	9,147	4,816
Option	354	2,413	481	2,881	2,000	1,720	1,397	692	308	160	478	363	4,792	5,583	2,872
Forward operations (onshore)	3,947	1,204	846	1,024	1,961	1,548	-	1	-	-	-	-	4,971	3,166	2,394
Other derivative financial instruments	686	1,672	633	2,424	1,583	1,262	265	802	216	551	1,385	424	3,926	5,442	2,535
Loan and lease operations portfolio(3)	61,602	63,263	56,652	176,002	171,813	169,230	81,224	86,118	90,854	211,908	187,619	180,050	530,736	508,813	496,786
Total financial assets	387,188	388,181	302,384	259,330	234,999	245,548	97,969	101,261	108,588	293,640	272,921	289,824	1,038,127	997,362	946,344

(1) The assets portfolio does not include the balance of compulsory deposits in Central Bank, amounting to R$85,700 (R$66,556 at 12/31/2015 and R$63,106 at 12/31/2014), which release of funds is linked to the maturity of the liability portfolios. The amounts of PGBL and VGBL are not included in the assets portfolio because they are covered in Note 30.

(2) Net of R$9,461 (R£4,329 (R$9,461 at 12/31/2015 and R$5,945 at 12/31/2014), which securities are restricted to guarantee transactions at BM&FBOVESPA S A and the Central Bank of Brazil.

(3) Net of payment to merchants of R$43,837 (R$38,978 at 12/31/2015 and R$39,386 at 12/31/2014) and the amount of liabilities from transactions related to credit assignment R$5,711 (R$5,495 at 12/31/2015 and R$4.336 at 12/31/2014).

* The table Financial Assets - Undiscounted future flows, except for derivatives, is published in the Complete Financial Statements under IFRS and audited for internal controls in connection with the Sarbanes-Oxley Act requirements.

	Undiscounted future flows except for derivatives*												In R$ million
										Over
Financial Liabilities	0 - 30 days			31 - 365 days			366-720 days			720 days			Total
	2016	2015	2014	2016	2015	2014	2016	2015	2014	2016	2015	2014	2016	2015	2014
Deposits	201,167	190,890	182,849	44,545	45,133	47,531	13,106	8,331	14,851	107,055	64,843	58,881	365,873	309,197	304,112
Demand deposits	61,133	61,092	48,733	-	-	-	-	-	-	-	-	-	61,133	61,092	48,733
Savings deposits	108,250	111,319	118,449	-	-	-	-	-	-	-	-	-	108,250	111,319	118,449
Time deposit	30,295	13,873	10,867	41,971	34,660	33,601	13,088	8,326	14,521	107,033	64,819	58,564	192,387	121,678	117,553
Interbank deposits	1,489	4,606	4,800	2,574	10,473	13,930	18	5	330	22	24	317	4,103	15,108	19,376
Compulsory deposits	(42,314)	(40,807)	(42,811)	(13,885)	(9,021)	(6,455)	(3,985)	(2,043)	(2,190)	(25,516)	(14,685)	(11,650)	(85,700)	(66,556)	(63,106)
Demand deposits	(8,092)	(10,224)	(7,404)	-	-	-	-	-	-	-	-	-	(8,092)	(10,224)	(7,404)
Savings deposits	(24,791)	(26,838)	(33,084)	-	-	-	-	-	-	-	-	-	(24,791)	(26,838)	(33,084)
Time deposit	(9,431)	(3,745)	(2,323)	(13,885)	(9,021)	(6,455)	(3,985)	(2,043)	(2,190)	(25,516)	(14,685)	(11,650)	(52,817)	(29,494)	(22,618)
Securities sold under repurchase agreements (1)	209,521	167,363	164,309	59,771	39,464	28,544	42,410	63,773	57,449	87,069	111,189	108,099	398,771	381,789	358,402
Funds from acceptances and issuance of securities (2)	3,003	4,188	4,054	35,659	24,186	24,017	28,974	19,178	10,777	36,858	40,612	14,319	104,494	88,164	53,167
Borrowings and onlending (3)	5,077	5,902	4,290	46,527	58,159	37,668	11,000	24,116	19,414	20,943	25,672	31,890	83,547	113,849	93,262
Subordinated debt (4)	271	4,775	191	13,501	10,115	6,537	16,621	13,764	12,979	41,043	56,006	56,349	71,436	84,660	76,056
Derivative financial instruments	5,294	3,765	1,728	5,516	8,537	5,116	3,726	4,104	1,318	10,162	11,269	7,668	24,698	27,675	15,830
Net position	5,294	3,764	1,728	5,516	8,526	5,085	3,726	4,104	1,318	10,162	11,265	7,668	24,698	27,659	15,799
Swaps	461	783	241	1,702	3,368	1,761	2,352	2,618	778	8,706	9,562	6,754	13,221	16,331	9,534
Option	837	1,460	431	1,888	3,025	1,853	1,116	805	353	711	493	420	4,552	5,783	3,057
Forward operations (onshore)	3,530	828	681	-	5	1	-	-	-	-	-	-	3,530	833	682
Other derivative financial instruments	466	693	375	1,926	2,128	1,470	258	681	187	745	1,210	494	3,395	4,712	2,526

Total financial liabilities	382,019	336,076	314,610	191,634	176,573	142,958	111,852	131,223	114,599	277,614	294,906	265,556	963,119	938,778	837,723

(1) Includes own and third parties’ portfolios.

(2) Includes mortgage notes, real estate credit bills, agribusiness, financial bills and structured operations certificates recorded in interbank and institutional market funds and liabilities for issuance of debentures and foreign securities recorded in funds from institutional markets.

(3) Recorded in funds from interbank markets.

(4) Recorded in funds from institutional markets.

* The table Financial Liabilities - Undiscounted future flows except for derivatives are published in the Complete Financial Statements in IFRS and they have audit of internal controls in connection with the Sarbanes-Oxley Act requirements.

d) Sources of financing used for working capital and investments in non-current assets used

The following table presents our average deposits and borrowings for the 12-month periods ended December 31, 2016, 2015 and 2014:

	Year ended December 31
	2016		2015		2014
	Average		Average		Average
	balance	% of Total	balance	% of Total	balance	% of Total
	(In millions of R$, except for percentages)
Interest-bearing liabilities	967,351	76.67%	901,840	76.27%	825,797	78.57%
Interest-bearing deposits	241,228	19.12%	238,559	20.17%	236,280	22.48%
Savings deposits	107,238	8.50%	114,510	9.68%	111,613	10.62%
Interbank deposits	7,513	0.60%	21,519	1.82%	8,103	0.77%
Time deposits	126,477	10.02%	102,530	8.67%	116,565	11.09%
Deposits received under repurchase agreements	349,991	27.74%	326,008	27.57%	300,635	28.60%
Funds from the acceptance and issue of securities	83,769	6.64%	57,149	4.83%	46,051	4.38%
Borrowings and onlending	88,219	6.99%	97,270	8.23%	80,213	7.63%
Other liabilities - Subordinated debt	60,028	4.76%	61,004	5.16%	54,467	5.18%
Technical provisions for insurance, pension plan and capitalization	144,115	11.42%	121,851	10.30%	108,151	10.29%
Non-Interest bearing liabilities	294,416	23.33%	280,632	23.73%	225,299	21.43%
Non-interest bearing deposits	59,966	4.75%	54,883	4.64%	44,857	4.27%
Other non-interest liabilities	234,450	18.58%	225,749	19.09%	180,442	17.17%
Total liabilities	1,261,767	100.00%	1,182,473	100.00%	1,051,096	100.00%

Some of our long-term debt allows for the acceleration of the principal outstanding balance in the event of certain specified events ordinarily included in long-term financing agreements. Until December 31, 2016, there was no acceleration of the principal outstanding balance arising from any of these events.

Under Brazilian law, cash dividends may only be paid if the subsidiary paying such dividends has reported a profit in its financial statements. In addition, subsidiaries that are financial institutions are prohibited from making loans to Itaú Unibanco, but are allowed to make deposits in Itaú Unibanco, by means of Interbank Deposit Certificates (CDIs). These restrictions have not had, and are not expected to have, a material impact on our ability to meet our cash obligations.

The following table sets out the breakdown of our sources of funding in the Consolidated on December 31, 2016, 2015 and 2014.

	2016		2015		2014
	millions of R$	% of total funding	millions of R$	% of total funding	millions of R$	% of total funding

Deposits	329,414	35.5	292,610	32.7	294,773	36.0
Demand deposits	61,133	6.6	61,092	6.8	48,733	6.0
Saving deposits	108,250	11.7	111,319	12.4	118,449	14.5
Time deposits	156,274	16.8	105,250	11.8	108,465	13.2
Interbank deposits	3,757	0.4	14,949	1.7	19,125	2.3
Securities sold under repurchase agreements	366,038	39.4	350,954	39.2	325,013	39.7
Interbank market debt	135,550	14.6	156,985	17.5	126,054	15.4
Mortgage notes	-	-	139	0.0	144	0.0
Real estate credit bills	19,179	2.1	14,454	1.6	10,832	1.3
Agribusiness credit bills	15,442	1.7	13,775	1.5	7,810	1.0
Financial credit bills	19,566	2.1	18,496	2.1	10,645	1.3
Import and export financing	45,786	4.9	65,786	7.3	43,546	5.3
On lending-domestic	29,828	3.2	38,804	4.3	45,230	5.5
Liabilities from transactions related to credit assignments	5,711	0.6	5,495	0.6	4,336	0.5
Liabilities from sales operations or transfer of financial assets	38	0.0	38	0.0	3,510	0.4
Institucional market debt	96,944	10.4	94,512	10.6	72,887	8.9
Subordinated debt	57,420	6.2	65,785	7.3	54,569	6.7
Foreign borrowings through securities	34,287	3.7	24,782	2.8	16,085	2.0
Structured Operations Certificates	5,237	0.6	3,945	0.4	2,233	0.3
Total	927,945	100.0	895,062	100.0	818,727	100.0

e) Sources of financing for working capital and investments in non-current assets that the Issuer intends to use to cover liquidity deficiencies

Our Board of Directors determines our policy regarding liquidity risk management, and establishes broad quantitative liquidity risk management limits in line with our risk appetite. The Superior Market and Liquidity Risk Committee (“CSRML”), previously called Superior Institutional Treasury and Liquidity Committee (CSTIL), composed of members of senior management, is responsible for the strategic liquidity risk management in line with the board-approved liquidity risk framework and our declared risk appetite. In establishing our guidelines, the CSRML considers the liquidity implications of each market segment and product. The institutional treasury unit of Itaú Unibanco is responsible for the day-to-day management of the Itaú Unibanco Conglomerate’s liquidity profile, within the parameters set by the Board of Directors and the CSRML. This includes oversight responsibility with respect to all business units operating outside of Brazil.

We maintain separate liquidity pools at our Brazilian operations and at each of our subsidiaries in Latin America and Europe. Our Brazilian operations include the financial institutions in Brazil and the entities used by the Brazilian operations for funding and serving their clients abroad. Each subsidiary in Latin America (e.g., in Chile, Argentina, Uruguay, Colombia and Paraguay) and in Europe has its own treasury functions with appropriate autonomy to manage liquidity according to local needs and regulations, while remaining in compliance with the liquidity limits established by Itaú Unibanco senior management. In general, there are rarely liquidity transfers between subsidiaries or between the head office and a subsidiary, except under very specific circumstances (e.g., targeted capital increases). Brazil, Argentina, the United Kingdom and Colombia are the only countries in which we operate where local regulators have established local minimum liquidity levels.

CMN regulation also establishes capital conservation and countercyclical buffers for Brazilian financial institutions, and determines their minimum percentages and any sanctions and limitations it will apply in case of non-compliance with such additional requirements.

We define our consolidated group operational liquidity reserve as the total amount of assets that can be rapidly turned into cash, based on local market practices and legal regulations. This reserve generally includes cash and deposits on demand, and unencumbered government securities, whether these are own portfolio or funded positions of securities purchased under agreements to resell.

The following table presents our operational liquidity reserve on December 31, 2016, 2015 and 2014:

				In millions of R$
	As of December 31,			2016 Average
	2016	2015	2014	Balance (1)
Cash and Deposits on Demand	18,542	18,544	17,527	19,500
Funded Positions of Securities Purchased under Agreements to Resell (2)	77,462	72,091	74,275	73,945
Unencumbered Government Securities	81,458	65,965	45,587	66,212
Operational Reserve	177,452	156,600	137,389	159,657

(1) Average calculated based on the quarterly Financial Reports

(2) Net of R$4,329 (R$9,461 at 12/31/2015 and R$5,945 at 12/31/2014), which securities are restricted to guarantee transactions on BM&FBovespa S.A. and the Central Bank of Brazil.

Management controls our liquidity reserves by projecting the funds that will be available for investment by our treasury department. The technique we employ involves the statistical projection of scenarios for our assets and liabilities, considering the liquidity profiles of our counterparties.

Short-term minimum liquidity limits are defined according to guidelines set by the CSRML. These limits aim to ensure that the Itaú Unibanco Conglomerate always has sufficient liquidity available to cover unforeseen market events. These limits are periodically revised, based on the projection of cash needs in atypical market situations (stress scenarios).

Management of liquidity makes it possible for us to simultaneously meet our operating requirements, protect our capital and exploit market opportunities. Our strategy is to maintain adequate liquidity to meet our present and future financial obligations and to capitalize on potential business opportunities.

We are exposed to the effects of disruptions and volatility in the global financial markets and the economies in those countries where we do business, especially Brazil. However, due to our stable sources of funding, which include a large deposit base and a large number of correspondent banks with which we have long-standing relationships, as well as facilities in place, which enable us to access further funding when required, we have not historically experienced liquidity challenges, even during periods of disruption in the international financial markets.

Should the liquidity reserve reach a level below the minimum set by the Board and Superior Committees, the Liquidity Crisis Committee is convened to put the Institutional Treasury Contingency Plan into action. This Committee is composed of (i) the Vice-President of the Institutional Treasury Committee; (ii) the Banking Treasury Officer; (iii) the Liquidity Risk Superintendent; and (iv) the Market and Liquidity Risk Officer. Previously approved actions by the Board of Directors include (i) raising funds in the domestic and foreign markets; (ii) non-renewal of assets; (iii) realization of sale agreements and sale of securities; and (iv) releasing the margin arising from reducing positions on the BM&FBovespa.

In the second quarter of 2016, we started to report the average of the period for our liquidity coverage ratio, which is calculated based on the methodology established by BACEN Circular No. 3,749, in line with international guidelines. The LCR is a ratio that that refers to free and highly liquid assets and net cash outflows over a 30-day period. The minimum required by the Central Bank of Brazil in 2016 was 70%, and, in the fourth quarter of 2016, the Company’s average ratio was 212.8%.

f) Indebtedness ratios and the characteristics of the debts, also describing:

I - Relevant loan and financing agreements

II - Other long-term relationships with financial institutions

The Issuer has funding, borrowings and onlending as its main sources of financing. The breakdown of funding by maturity is presented in the following table.

R$ thousand

	12/31/2016
	0-30	31-180	181-365	Over 365 days	Total
Deposits	201,112,996	30,166,324	17,735,371	80,399,303	329,413,994
Deposits received under securities repurchase agreement	189,285,419	14,473,296	47,684,962	114,594,160	366,037,837
Funds from acceptance and issuance of securities	3,090,420	15,728,706	17,458,962	57,432,754	93,710,842
Borrowings and onlending	4,011,611	25,954,220	17,514,478	28,133,622	75,613,931
Subordinated debt	628,011	8,548,231	1,879,506	46,364,327	57,420,075
Total	398,128,457	94,870,777	102,273,279	326,924,166	922,196,679
% per maturity term	43.1	10.3	11.1	35.5

	12/31/2015
	0-30	31-180	181-365	Over 365 days	Total
Deposits	190,351,317	27,978,880	14,288,581	59,991,640	292,610,418
Deposits received under securities repurchase agreement	159,062,020	15,184,948	21,262,330	155,444,814	350,954,112
Funds from acceptance and issuance of securities	4,127,554	16,509,670	8,096,081	46,857,049	75,590,354
Borrowings and onlending	4,419,173	29,333,803	23,983,995	46,852,304	104,589,275
Subordinated debt	4,722,346	1,810,142	3,675,637	55,576,439	65,784,564
Total	362,682,410	90,817,443	71,306,624	364,722,246	889,528,723
% per maturity term	41.1	9.5	8.5	40.9

	12/31/2014
	0-30	31-180	181-365	Over 365 days	Total
Deposits	183,573,672	36,828,551	8,537,506	65,833,519	294,773,248
Deposits received under securities repurchase agreement	161,993,276	11,279,963	15,150,192	136,589,676	325,013,107
Funds from acceptance and issuance of securities	3,959,451	13,833,959	8,608,102	21,348,192	47,749,704
Borrowings and onlending	4,795,395	19,194,244	23,033,385	41,753,444	88,776,468
Subordinated debt (*)	173,963	692,715	1,966,184	52,784,528	55,617,390
Total	354,495,757	81,829,432	57,295,369	318,309,359	811,929,917
% per maturity term	43.7	10.1	7.1	39.2

(*) Includes R$1,048,455 of Redeemable Preferred Shares classified under minority interests in the Balance Sheet.

The table below shows funding through the issuance of subordinated debt securities up to December 31, 2016.

R$ thousands

Description
Name of security / currency	Principal amount (original currency)	Issue	Maturity	Return p.a.	Account balance
Subordinated CDB – BRL
	465,835	2006	2016	100% do CDI + 0,7% (*)	-
	2,719,268	2010	2016	110% a 114% do CDI	-
	122,500			IPCA + 7,21% a 7,33%	-
	366,830	2010	2017	IPCA + 7,21% a 7,33% (*)	929,395
				Total	929,395
Subordinated financial bill – BRL
	365,000	2010	2016	100% do CDI + 1,35% a 1,36%	-
	50,000	2010	2016	112% a 112,5% do CDI	-
	30,000			IPCA + 7%	-
	206,000	2010	2017	IPCA + 6,95% a 7,2%	336,902
	3,223,500	2011	2017	108% a 112% do CDI	3,565,188
	3,650,000			100% do CDI + 1.29% a 1,52%	3,801,828
	352,400			IPCA + 6,15% a 7,8%	647,235
	138,000			IGPM + 6,55% a 7,6%	275,922
	500,000	2012	2017	100% do CDI + 1,12%	506,450
	42,000	2011	2018	IGPM + 7%	64,730
	30,000			IPCA + 7,53% a 7,7%	48,353
	6,373,127	2012	2018	108% a 113% do CDI	7,249,831
	460,645			IPCA + 4,4% a 6.58%	759,921
	3,782,100			100% do CDI + 1.01% a 1.32%	3,903,768
	112,000			9.95% a 11,95%	174,359
	2,000	2011	2019	109% a 109,7% do CDI	3,590
	1,000	2012	2019	110% do CDI	1,763
	12,000			11.96%	20,854
	100,500			IPCA + 4,7% a 6,3%	163,330
	1,000	2012	2020	111% do CDI	1,772
	20,000			IPCA + 6% a 6.17%	36,985
	6,000	2011	2021	109.25% a 110.5% do CDI	11,063
	2,306,500	2012	2022	IPCA+ 5,15% a 5,83%	3,885,314
	20,000			IGPM + 4,63%	26,585
				Total	25,485,743
Subordinated Euronotes – USD
	1,000,000	2010	2020	6.2%	3,296,960
	1,000,000	2010	2021	5.75%	3,352,334
	750,000	2011	2021	5,75% a 6,2%	2,461,622
	550,000	2012	2021	6.2%	1,792,505
	2,625,000	2012	2022	5,5% a 5,65%	8,663,430
	1,870,000	2012	2023	5.13%	6,136,164
				Total	25,703,015
Subordinated bonds - CLP	13,739,331	2008	2022	7,4% a 7,99%	126,071
	41,528,200	2008	2033	3,5% a 4,5%	207,243
	110,390,929	2008	2033	4.8%	764,548
	98,151,772	2009	2035	4.8%	696,414
	2,000,000	2009	2019	10 7%	2,663
	94,500,000	2009	2019	IPC + 2%	121,439
	140,000,000	2010	2017	IPC + 2%	170,755
	11,311,860	2010	2032	4.4%	66,990
	24,928,312	2010	2035	3.9%	154,047
	125,191,110	2010	2036	4.4%	732,583
	87,087,720	2010	2038	3.9%	533,518
	68,060,124	2010	2040	4.1%	410,688
	33,935,580	2010	2042	4.4%	200,246
	104,000,000	2013	2023	IPC + 2%	113,252
	146,000,000	2013	2028	IPC + 2%	155,362
	510,107,100	2014	2024	LIB + 4%	585,488
	47,831,440	2014	2034	3.8%	260,615
				Total	5,301,922

Total					57,420,075

(*)Subordinated CDBs may be redeemed as from November 2011.

In ITAÚ UNIBANCO HOLDING, the portfolio is composed of Subordinated Euronotes, and there are no amounts with maturity of up to 30 days (R$125,323 on 12/31/2015), with maturity of 31 to 180 days in the amount of R$354,914 (R$303,668 on 12/31/2015), and over 365 days in the amount of R$25,348,101 (R$30,348,216 on 12/31/2015), totaling R$25,703,015 (R$30,777,207 on 12/31/2015).

III - Level of subordination of debts

In the case of judicial or extrajudicial liquidation of the Issuer, there is an order of priority as to the repayment to the many creditors of the bankrupt estate. Particularly in relation to debts comprising the Issuer’s indebtedness, the following order of repayment shall be obeyed: secured debts, unsecured debts, and subordinated debt eligible to make up the Tier II of the issuer’s Referential Equity, and subordinated debt eligible to make up the Tier I of the Issuer’s Referential Equity. It is worth mentioning that creditors with secured debts have priority in relation to the others up to the limit of the asset pledged in guarantee, and they are deemed unsecured creditors in relation to the remaining. Although there is no subordination among the many unsecured creditors, as there is no subordination among the same type of subordinated debt, creditors with subordinated debt have priority to make up the Tier II of the Issuer’s Referential Equity in relation to the creditors with subordinated debt eligible to make up the Tier I of the Issuer's Referential Equity.

Funding through the issuance of subordinated debt securities is shown as follows:

	31/12/2016
	0-30	31-180	181-365	Over 365 days	Total	%
CDB	-	929	-	-	929	1.6
Financial bills	601	7,224	1,642	16,019	25,486	44.4
Euronotes	-	355	-	25,404	25,759	44.0
Bonds	27	40	237	4,997	5,302	9.2
(-)Transaction costs incurred (Note 4b)	-	-	-	(56)	(56)	(0.1)
Total other liabilities	628	8,548	1,880	46.364	57,420
Redeemable preferred shares	-	-	-	-	-	-
Grand total(*)	628	8,548	1,880	46,364	57,420
% per maturity term	1.1	14.9	3.3	80.7

	31/12/2015
	0-30	31-180	181-365	Over 365 days	Total	%
CDB	4,503	1,022	1,235	807	7,567	11.5
Financial bills	89	473	2,424	23,928	26,913	40.9
Euronotes	125	304	-	30,432	30,861	46.9
Bonds	5	12	17	494	527	0.8
(-) Transaction costs incurred (Note 4b)	-	-	-	(83)	(83)	(0.1)
Total other liabilities	4,722	1,810	3,676	55,576	65,785
Redeemable preferred shares	-	-	-	-	-	-
Grand total(*)	4,722	1,810	3,676	55,576	65,785
% per maturity term	7.1	2.8	5.6	84.5

	31/12/2014
	0-30	31-180	181-365	Over 365 days	Total	%
CDB	-	-	899	6,560	7,459	13.4
Financial bills	85	477	6	25,199	25,766	46.4
Euronotes	85	207	-	20,699	20,991	37.7
Bonds	4	9	13	387	414	0.7
(-) Transaction costs incurred (Note 4b)	-	-	-	(61)	(61)	(0.1)
Total other liabilities	174	693	918	52,785	54,569
Redeemable preferred shares	-	-	1,043	-	1,043	1.0
Grand total(*)	174	693	1,966	52,785	55,617
% per maturity term	0.4	1.2	3.5	94.9

IV - Any restrictions imposed on the Issuer, in particular in relation to limits for indebtedness and contracting new debt, the distribution of dividends, disposal of assets, issuance of new securities and disposal of shareholding control, as well as whether the Issuer is complying with these restrictions.

In March 2010, Itaú Unibanco established a program for the issuance and distribution of notes through certain financial intermediaries (the “Program“). The Program, as currently existing, establishes that the Issuer itself, or its Cayman Islands branch, may issue senior or subordinated notes, the latter of which are eligible, according to its terms, to make up the Tier I or Tier II of the Issuer's Referential Equity (“Notes“) up to the limit of US$100,000,000,000.00 (one hundred billion U.S. dollars).

The Program contains financial covenants that determine the early repayment of the unpaid principal amount of the Notes upon the occurrence of certain events, also known as Events of Default, as is ordinarily included in long-term financing contracts. The Events of Default applicable to the Senior Notes issued under the Program are: (i) failure to pay any amounts due in respect of the Notes (Non-payment); (ii) failure to perform or comply with any material obligation which is not a financial obligation to pay any amounts under the Notes (Breach of other obligations); (iii) acceleration or failure to pay any other indebtedness of Itaú Unibanco in an amount equal or greater than 0.8% of its regulatory capital (cross default); (iv) dissolution and insolvency of Itaú Unibanco; and (v) any events analogous to the previous items. The Events of Default applicable to the Subordinated Notes issued under the Program up to August 4, 2016 are: (i) failure to pay any amounts due under the Notes (Non-payment); (ii) dissolution and insolvency; and (iii) any events analogous to the previous items.

On August 4, 2016, the Program was amended to conform to the provisions of CMN Resolution No. 4,192, of March 1, 2013. Any Subordinated Notes issued after that date are subject to permanent termination in the following events: (i) the Issuer disclosing that its Core Principal is at a level lower than 5.125% (for Subordinated Notes eligible to make up the Tier I of the Issuer’s Referential Equity) or 4.5% (for Subordinated Notes eligible to make up the Tier II of the Issuer’s Referential Equity) of their risk-weighted assets (RWA); (ii) execution of a commitment to contribute funds to the Issuer, if the exception provided for in the heading of Article 28 of Complementary Law No. 101, of May 4, 2000, occurs; (iii) the Central Bank of Brazil determines either a special temporary administration or intervention in the Issuer; or (iv) the Central Bank of Brazil determines the extinction of Subordinated Notes, according to criteria set forth by the National Monetary Council. Additionally, Subordinated Notes eligible to make up the Tier I of the Issuer’s Referential Equity set forth, as follows: (i) payment of any related interest earned only through funds from profits and revenue reserves subject to distribution in the last calculation period; (ii) suspension of the payment of any related interest earned (a) exceeding the amounts available for this purpose; (b) in the same proportion of the restriction imposed by the Central Bank of Brazil to the dividend distribution or other results related to shares eligible to the Issuer’s Core Capital; (c) in the same percentages of retention as the amount payable or distributable as (x) variable compensation to management members; and (y) dividends and interest on capital, in view of any insufficient Additional Core Capital. Regarding the aforementioned events, any compensation of which payment is suspended will be deemed terminated. None of situations above described will be deemed as a Default Event or another factor giving rise to debt acceleration in any legal business in which the Issuer takes part.

Default Events applicable to Subordinated Notes eligible to make up the Tier II of the Issuer’s Referential Equity issued after August 4, 2016 are as follows: (i) failure to pay any amounts due in respect of the Notes (Non-payment), even though its occurrence will not lead to the acceleration of the outstanding balance of these Notes; (ii) dissolution and Insolvency; and (iii) any events analogous to the previous items.

On December 31, 2016, none of the previously described financial covenants was breached and there was no failure to pay any financial obligation assumed under the Program.

To date, the following issuances (the “Issuances“) have been completed in accordance with the Program:

(i) First Issuance: Subordinated Notes amounting to US$1,000,000,000.00 (one billion US dollars) issued on April 15, 2010, with maturity on April 15, 2020, which were accepted for listing and trading on the Luxembourg Stock Exchange;

(ii) Second Issuance: Subordinated Notes amounting to US$1,000,000,000.00 (one billion US dollars) issued on September 23, 2010, with maturity on January 22, 2021, which were accepted for listing and trading on the Luxembourg Stock Exchange;

(iii) Third Issuance: Senior Notes amounting to R$500,000,000.00 (five hundred million reais) issued on November 23, 2010, settled on November 23, 2015;

(iv) Reopening of Second Issuance: Subordinated Notes amounting to US$250,000,000.00 (two hundred fifty million US dollars) issued on January 31, 2011, with maturity on January 22, 2021, which were accepted for listing and trading on the Luxembourg Stock Exchange. These Subordinated Notes were issued and distributed by reopening the second issuance of Subordinated Notes and are the second series of the second issuance of Subordinated Notes under the Program. The Subordinated Notes issued in the first series and the Subordinated Notes issued in the second series of the second issuance share the same ISIN and CUSIP code and are fungible with each other;

(v) Fourth Issuance: Subordinated Notes amounting to US$500,000,000.00 (five hundred million US dollars) issued on June 21, 2011, with final maturity on December 21, 2021, which were accepted for listing and trading on the Luxembourg Stock Exchange;

(vi) Reopening of Fourth Issuance: Subordinated Notes amounting to US$550,000,000.000 (five hundred fifty million US dollars) issued on January 24, 2012, with maturity on December 21, 2021, which were accepted for listing and trading on the Luxembourg Stock Exchange. These Subordinated Notes were issued and distributed by reopening the fourth issuance of Subordinated Notes and are the second series of the fourth issuance of Subordinated Notes under the Program. The Subordinated Notes issued in the first series and the Subordinated Notes issued in the second series of the fourth issuance share the same ISIN and CUSIP code and are fungible with each other;

(vii) Fifth Issuance: Subordinated Notes amounting to US$1,250,000,000.00 (one billion, two hundred fifty million US dollars) issued on March 19, 2012, with maturity on March 19, 2022, which were accepted for listing and trading on the Luxembourg Stock Exchange;

(viii) Sixth Issuance: Subordinated Notes amounting to US$1,375,000,000.00 (one billion, three hundred seventy-five million US dollars) issued on August 6, 2012, with maturity on August 6, 2022, which were accepted for listing and trading on the Luxembourg Stock Exchange;

(ix) Seventh Issuance: Subordinated Notes amounting to US$1,870,000,000.00 (one billion, eight hundred seventy million US dollars) issued on November 13, 2012, with maturity on May 13, 2023, which were accepted for listing and trading on the Luxembourg Stock Exchange; and

(x) Eight Issuance: Senior Notes amounting to US$1,050,000,000.00 (one billion, fifty million US dollars) issued on May 26, 2015, with maturity on May 26, 2018, which were accepted for listing and trading on the Luxembourg Stock Exchange.

The Program and the Issuances impose certain conditions and restrictions on the Issuer, as follows:

Disposal of Assets and Shareholding Control: the Issuer is allowed to dispose of all or a substantial portion of its assets, including through corporate restructuring (such as mergers and spin-off processes), without the consent of the owners of the Notes, provided that, as a result of the transactions below:

(i) the entity receiving these assets or succeeds the Issuer undertakes to comply with all obligations of repayment relating to the principal and interest arising from any notes issued under this Program, as well as to assume all other obligations imposed on the Issuer;

(ii) no event of default occurs by carrying out these transactions; and

(iii) from any public announcement of the transaction and before its completion, the Issuer’s management represent to the trustee that the asset disposal is in compliance with the obligations and restrictions imposed on the Issuer; and the Issuer’s legal advisors deliver a legal opinion to the trustee on the assumption of obligations arising from the Program by the new entity taking over the assets or succeeding the Issuer.

g) Limits on financing already contracted and percentages used

Itaú Unibanco is subject to parameters required by monetary authorities, in accordance with the Basel principles.

Management deems the current Basel ratio (19.1% based on the Consolidated Prudential, of which 15.9% of Tier I and 3.2% of Tier II) to be appropriate, as it exceeds by 860 basis points the minimum required by the Central Bank of Brazil for 2016, equivalent to 10.5% (11.0% on 12/31/2015).

h) Significant changes in each item of the consolidated financial statements

					R$ million

Assets	31/12/2016	31/12/2015	31/12/2014	2016 X 2015	2015 X 2014

Current assets and long term receivables	1,398,651	1,340,483	1,188,779	4.3%	12.8%
Cash and cash equivalents	18,542	18,544	17,527	(0.0%)	5.8%
Interbank investments	286,038	280,944	229,828	1.8%	22.2%
Securities and derivative financial instruments	376,887	338,391	299,627	11.4%	12.9%
Interbank and interbranch accounts	86,564	67,373	63,810	28.5%	5.6%
Operations with credit granting characteristics and other receivables	491,225	473,829	451,760	3.7%	4.9%
(Allowance for loan losses)	(37,431)	(34,078)	(26,948)	9.8%	26.5%
Other assets	176,826	195,480	153,175	(9.5%)	27.6%
Permanent assets	26,987	18,689	19,923	44.4%	(6.2%)
Investments	4,943	3,939	3,526	25.5%	11.7%
Fixed assets and leased assets	6,812	7,055	7,561	(3.5%)	(6.7%)
Goodwill	1,398	232	204	502.7%	13.7%
Intangible assets	13,835	7,463	8,632	85.4%	(13.5%)
Total assets	1,425,639	1,359,172	1,208,702	4.9%	12.4%

Liabilities	31/12/2016	31/12/2015	31/12/2014	2016 X 2015	2015 X 2014
Current and long-term liabilities	1,296,377	1,248,995	1,109,017	3.8%	12.6%
Deposits	329,414	292,610	294,773	12.6%	(0.7%)
Demand deposits	61,133	61,092	48,733	0.1%	25.4%
Savings deposits	108,250	111,319	118,449	(2.8%)	(6.0%)
Interbank deposits	3,757	14,949	19,125	(74.9%)	(21.8%)
Time deposits	156,274	105,250	108,465	48.5%	(3.0%)
Deposits received under securities repurchase agreements	366,038	350,954	325,013	4.3%	8.0%
Funds from acceptance and issue of securities	93,711	75,590	47,750	24.0%	58.3%
Interbank and interbranch accounts	6,485	6,926	5,260	(6.4%)	31.7%
Borrowings and onlending	75,614	104,589	88,776	(27.7%)	17.8%
Derivative financial instruments	24,711	31,116	17,394	(20.6%)	78.9%
Technical provisions for insurance, pension plan and capitalization	156,656	132,053	112,675	18.6%	17.2%
Other liabilities	243,749	255,155	217,374	(4.5%)	17.4%
Foreign exchange portfolio	52,262	68,466	43,176	(23.7%)	58.6%
Subordinated debt	57,420	65,785	54,569	(12.7%)	20.6%
Sundry	134,067	120,905	119,629	10.9%	1.1%
Deferred income	2,046	1,960	1,423	4.4%	37.7%
Minority interest in subsidiaries	11,625	1,755	2,415	562.3%	(27.3%)
Stockholders' equity	115,590	106,462	95,848	8.6%	11.1%
Total liabilities	1,425,639	1,359,172	1,208,702	4.9%	12.4%

We present below the main changes in the balance sheet accounts on December 31, 2016, 2015 and 2014.

Total assets amounted to R$1,425,639 million at the end of 2016, increasing 4.9% from the previous year, since in 2015 total assets of Itaú Unibanco was R$1,359,172 million. From 2015 to 2014, there was a 12.4% increase, since the balance in 2014 was R$1,208,702 million.

Loan portfolio, without endorsements and sureties, reached R$491,225 million in 2016, up 3.7% from 2015. In Brazil, the balance of loan portfolio de individuals without endorsements and sureties reached R$183,193 million, down 2.2% from 2015. In the large companies segment, the portfolio amounted to R$121,554 million, down 20.2% compared to 2015, and in the very small, small, and middle-market companies segment it reached R$58,771 million, down 10.7% from December 31, 2015. Loan and financing operations to the retail market, including individuals and very small, small, and middle-market companies, reached R$241,964 million, down 4.4% from December 31, 2015. In 2016, the real estate loan portfolio in Brazil reached R$48,589 million, up 6.6% from the previous year. The balance of real estate loans to individual borrowers was R$38,117 million, whereas to companies it reached R$10,471 million.

The balance of loan portfolio, without endorsements and sureties, reached R$473,829 million in 2015, up 4.9% compared to 2014. In Brazil, the balance of loan portfolio to individuals, without endorsements and sureties, reached R$187,264 million, up 0.7% compared to 2014. In the large companies segment, the portfolio reached R$152,266 million, up 3.9% compared to 2014, and in the very small, small, and middle-market companies segment it reached R$65,825 million, down 4.0% from December 31, 2014. Loan and financing operations to the retail market, which include individuals and very small, small, and middle-market companies, totaled R$253,089 million. In 2015, the real estate loan portfolio in Brazil reached R$45,597 million, up 16.2% from the previous year. The balance of real estate loans to individual borrowers was R$34,631 million, whereas to companies it reached R$10,966 million.

In 2016, our main sources of funding are deposits received under securities repurchase agreements, in the amount of R$366,038 million, and deposits, in the amount of R$329,414 million, including demand, savings, time and interbank deposits. In 2016, total deposits accounted for 35.5% of total funds. In 2015, total deposits reached R$292,610 million, accounting for 32.7% of total funds. In 2014, total deposits reached approximately R$294,773 million, accounting for 36.0% of total funds. On December 31, 2016, 2015 and 2014, our time deposits accounted for 47.4%, 36.0%, and 36.8% of total deposits, respectively.

On December 31, 2016, total deposits increased 12.6% from the same period of the previous year, mainly driven by the increase in time deposits, partially offset by decreases in interbank and savings deposits. The balance of deposits at the end of 2015 decreased 0.7% from December 31, 2014, due to lower interbank and savings deposits.

Stockholders’ equity totaled R$115,590 million in 2016, compared to R$106,462 at the end of 2015 and R$95,848 million in 2014, increasing 8.6% compared to 2015 and 11.1% in the comparison of 2015 related to 2014. These variations for 2016, 2015, and 2014 are due to the results for the periods.

10.2 Executive officers should comment on:

a) Results of operations, in particular:

I - Description of any important components of revenue

II - Factors that materially affected operating income and expenses

Results of Operations for the Years Ended December 31, 2016, 2015 and 2014

Highlights

In the year ended December 31, 2016, consolidated net income was R$21,639 million, with annualized return on average equity of 19.8%. On December 31, 2016, consolidated assets totaled R$1,425,639 million and consolidated stockholders’ equity was R$115,590 million, compared to R$1,359,172 million and R$106,462 million, respectively, on December 31, 2015. On December 31, 2016, the Prudential Conglomerate BIS ratio was 19.1%.

In the year ended December 31, 2015, consolidated net income was R$23,360 million, with annualized return on average equity of 23.5%. On December 31, 2015, consolidated assets totaled R$1,359,172 million and consolidated stockholders’ equity was R$106,462 million, compared to R$1,208,702 million and R$95,848 million, respectively, on December 31, 2014. On December 31, 2015, the Prudential Conglomerate BIS ratio was 17.8%.

In the year ended December 31, 2014, consolidated net income was R$20,242 million, with annualized return on average equity of 23.5%. On December 31, 2014, consolidated assets totaled R$1,208,702 million and consolidated stockholders’ equity was R$95,848 million, compared to R$1,105,721 million and R$81,024 million, respectively, on December 31, 2013. On December 31, 2014, the Financial Conglomerate BIS ratio was 16.9%.

Net income

The table below shows the main components of net income for the years ended December 31, 2016, 2015 and 2014.

		Year ended December 31
	2016	2015	2014	Variation	Variation
	(In millions of R$)			2016 - 2015	2015 - 2014
Income from financial operations	160,213	163,594	125,024	(2.1%)	30.9%
Expenses on financial operations	(85,879)	(113,853)	(73,137)	(24.6%)	55.7%
Income from financial operations before loan losses	74,334	49,741	51,887	49.4%	(4.1%)
Results of loan losses	(21,582)	(22,427)	(14,203)	(3.8%)	57.9%
Gross income from financial operations	52,751	27,314	37,684	93.1%	(27.5%)
Other operating revenues (expenses)	(16,914)	(12,575)	(11,555)	34.5%	8.8%
Operating income	35,837	14,739	26,128	143.2%	(43.6%)
Non-operating income	121	1	1,116	9310.9%	(99.9%)
Income before taxes on income and profit sharing	35,958	14,740	27,245	144.0%	(45.9%)
Income tax and social contribution expenses	(14,210)	9,215	(6,437)	(254.2%)	(243.2%)
Profit sharing	(251)	(239)	(261)	4.7%	(8.2%)
Minority interest in subsidiaries	141	(356)	(305)	(139.7%)	16.7%
Net income	21,639	23,360	20,242	(7.4%)	15.4%

In the years ended December 31, 2016, 2015 and 2014, net income was impacted by non-recurring revenue. For additional information, please refer to Note 22(k) to our consolidated financial statements.

Income from Financial Operations

The table below shows the main components of our income from financial operations for the years ended December 31, 2016, 2015 and 2014.

	Year ended December 31
	2016	2015	2014	Variation	Variation
	(In millions of R$)			2016 - 2015	2015 - 2014
Loan, lease and other credit operations	78,457	78,319	67,439	0.2%	16.1%
Securities and derivative financial instruments	53,487	64,820	39,137	-17.5%	65.6%
Insurance, pension plan and capitalization	18,656	13,432	9,883	38.9%	35.9%
Foreign exchange operations	2,696	1,282	2,671	110.3%	-52.0%
Compulsory deposits	6,917	5,741	5,893	20.5%	-2.6%
Total income from financial operations	160,213	163,594	125,024	(2.1%)	30.9%

In the year ended December 31, 2016, Income from Financial Operations decreased 2.1%, from R$163,594 million in the year ended December 31, 2015 to R$160,213 million in the year ended December 31, 2016. This decrease was mainly due to a reduction of income from securities and derivative financial instruments.

Income from Financial Operations increased 30.9%, from R$125,024 million in the year ended December 31, 2014 to R$163,594 million in the year ended December 31, 2015, an increase of R$38.570 million. This increase was mainly due to higher income from securities and derivative financial instruments, loan operations, loan, lease and other credit operations, and from insurance, pension plans and capitalization.

Income from Loan, Lease and Other Credit Operations, including Endorsements and Sureties

In the year ended December 31, 2016, income from loan, lease and other credit operations increased 0.2%, from R$78,319 million in the year ended December 31, 2015 to R$78.457 million. This increase in income from loan and lease operations was influenced by a larger loan portfolio. Further details on the increase in our loan portfolio are included in item 10.2 of this report.

Income from loan, lease and other credit operations increased 16.1%, from R$67,439 million in the year ended December 31, 2014 to R$78.319 million. This increase in income from loan and lease operations was influenced by a larger loan portfolio. Further details on the increase in our loan portfolio are included in item 10.2 of this report.

Income from Securities and Derivative Financial Instruments

In the year ended December 31, 2016, income from securities and derivative financial instruments reached R$53,487 million, down 17.5% from the year ended December 31, 2015. This decrease was mainly due to the exchange variation on foreign investments.

Income from securities and derivative financial instruments reached R$64.820 million in the year ended December 31, 2015, up 65.6% from the year ended December 31, 2014. This increase mainly reflects larger gains with the rise in the average Selic rate between periods.

Financial Income from Insurance, Pension Plan and Capitalization Operations

Financial Income from insurance, pension plan and capitalization operations increased 38.9%, from R$13,432 million in the year ended December 31, 2015 to R$18,656 million in the year ended December 31, 2016. This increase was due to higher income from pension plans.

Financial income from insurance, pension plan and capitalization operations increased 35.9%, from R$9,883 million in the year ended December 31, 2014 to R$13,432 million in the year ended December 31, 2015, an increase of R$3,549 million. This was due to higher income from pension plans, mainly impacted by the rise in the average Selic rate over the year.

Income from Foreign Exchange Operations

Income from foreign exchange operations increased from R$1,282 million in the year ended December 31, 2015 to R$2,696 million in the year ended December 31, 2016. This increase was mainly driven by larger gains with arbitrage operations.

Income from foreign exchange operations decreased from R$2,671 million in the year ended December 31, 2014 to R$1,282 million in the year ended December 31, 2015.

Income from Compulsory Deposits

Income from compulsory deposits increased 20.5%, or R$1,176 million, from R$5,741 million in the year ended December 31, 2015 to R$6,917 million in the year ended December 31, 2016. On December 31, 2016, we recorded compulsory deposits of R$85,700 million compared to R$66,556 million on December 31, 2015. Out of the total on December 31, 2016, R$82,698 million were interest earning. This increase was primarily due to the rise in the interest-earning balance and the higher Selic rate in the periods, from 13.8% in the year ended December 31, 2015 to 14.0% in the year ended December 31, 2016.

Income from compulsory deposits decreased 2.6%, or R$152 million, from R$5,893 million in the year ended December 31, 2014 to R$5,741 million in the year ended December 31, 2015. On December 31, 2015, we recorded compulsory deposits of R$66,556 million compared to R$63,106 million on December 31, 2014. Out of the total on December 31, 2015, R$62,766 million were interest earning. This increase was mainly due to the increase of the interest-earning balance and the higher Selic rate in the periods, from 10.9% in the year ended December 31, 2014 to 13.8% in the year ended December 31, 2015.

Expenses on Financial Operations

The following table describes the main components of our expenses on financial operations in 2016, 2015 and 2014.

	Year ended December 31
	2016	2015	2014	Variation	Variation
	(In millions of R$)			2016 - 2015	2015 - 2014
Money market	72,160	70,842	54,125	1.9%	30.9%
Technical provisions for pension plan and capitalization	17,790	12,557	8,987	41.7%	39.7%
Borrowings and onlending	(4,071)	30,455	10,026	(113.4%)	203.8%
Total expenses on financial operations	85,879	113,853	73,137	(24.6%)	55.7%

Expenses on financial operations decreased 24.6%, from R$113,853 million in the year ended December 31, 2015 to R$85,879 million in 2016, mainly due to lower expenses on borrowings and onlending, as presented in the table above.

In the year ended December 31, 2015, expenses on financial operations increased 55.7%, from R$73,137 million in the year ended December 31, 2014 to R$113,853 million in 2015, mainly due to increase in expenses on borrowings and onlending and money market expenses.

Money market expenses

Money market expenses recorded an increase of 1.9%, from R$70,842 million in the year ended December 31, 2015 to R$72,160 million in the year ended December 31, 2016. This increase of R$1,318 million in the year was influenced by the increase in the balance of deposits and money market expenses, in addition to the rise in the Selic rate, from 13.8% in the year ended December 31, 2015 to 14.0% in the year ended December 31, 2016.

Money market expenses recorded a 30.9% increase, from R$54,125 million in the year ended December 31, 2014 to R$70,842 million in the year ended December 31, 2015. This increase of R$16,717 million in the year was influenced by the higher balance of deposits and the impact of foreign exchange rate variations on liabilities denominated in or indexed to foreign currencies, in addition to the rise in the Selic rate, from 10.9% in the year ended December 31, 2014 to 13.8% in the year ended December 31, 2015.

Financial Expenses on Technical Provisions for Pension Plan and Capitalization

In the year ended December 31, 2016, financial expenses on technical provisions for pension plan and capitalization increased 41.7%, from R$12,557 million in the year ended December 31, 2015 to R$17,790 million. This increase of R$5.233 million was mainly driven by higher expenses on pension plans.

In the year ended December 31, 2015, financial expenses on technical provisions for pension plan and capitalization increased 39.7%, from R$8,987 million in the year ended December 31, 2014 to R$12,557 million. This increase of R$3,570 million was mainly driven by higher expenses on pension plans.

Expenses on Borrowings and Onlending

Expenses on borrowings and onlending increased from negative R$30,455 million in the year ended December 31, 2015 to positive R$4,071 million in the year ended December 31, 2016. As a result of the foreign exchange variation for the period from 01/01 to 12/31/2016, expenses on financial operations - borrowings and onlending are stated as a credit.

In the year ended December 31, 2015, expenses on borrowings and onlending increased 203.8%, or R$20,429 million, from R$10,026 million in the year ended December 31, 2014 to R$30,455 million in the year ended December 31, 2015, mainly driven by the impact of foreign exchange variations on borrowings and onlending denominated in or indexed to foreign currencies.

Income from Financial Operations before Loan Losses

In the year ended December 31, 2016, income from financial operations before loan losses increased 49.4%, from R$49,741 million in the year ended December 31, 2015 to R$74,334 million in the year ended December 31, 2016, mainly as a result of the events described in “— Income from Financial Operations” and “— Expenses on Financial Operations.”

Income from financial operations before loan losses decreased 4.1%, from R$51,887 million in the year ended December 31, 2014 to R$49,741 million in the year ended December 31, 2015, mainly as a result of the events described in “— Income from Financial Operations” and “— Expenses on Financial Operations.”

Result of Allowance for Loan Losses

In the year ended December 31, 2016, result of allowance for loan losses was R$845 million or 3.8% lower than in 2015, from R$22,427 million in the year ended December 31, 2015 to R$21,582 million in the same period of 2016.

In the year ended December 31, 2015, result of allowance for loan losses was R$8,224 million or 57.9% higher than in 2014, from R$14,203 million in the year ended December 31, 2014 to R$22,427 million in the same period of 2015. The following table describes the main components of our result of allowance for loan losses in the years ended December 31, 2016, 2015 and 2014.

	Year ended December 31
	2016	2015	2014	Variation	Variation
	(In millions of R$)			2016 - 2015	2015 - 2014
Expenses on allowance for loan losses	(25,325)	(27,196)	(19,252)	(6.9%)	41.3%
Income from recovery of credits written off as losses	3,743	4,769	5,049	(21.5%)	(5.5%)
Result of allowance for loan losses	(21,582)	(22,427)	(14,203)	(3.8%)	57.9%

Expenses for Allowance for Loan and Lease Losses

In the year ended December 31, 2016, expenses for allowance for loan losses decreased 6.9%, from R$27,196 million in 2015, to R$25,325 million in 2016. On December 31, 2016, allowance for loan and lease losses totaled R$37,431 million. Out of this total, R$26,991 million refer to the minimum level required by CMN Resolution No. 2,682 and R$10,440 million refer to complementary provision. In the same period, the ratio between the balance of allowance for loan and lease losses and our loan portfolio reached 7.6%, an increase of 40 basis points from December 31, 2015.

In the year ended December 31, 2015, expenses for allowance for loan losses increased 41.3%, from R$19,252 million in the year ended 2014 to R$27,196 million. On December 31, 2015, allowance for loan and lease losses totaled R$34,078 million. Out of this total, R$23,093 million refer to the minimum level required by CMN Resolution No. 2,682, and R$10,985 million refer to complementary provision. In the same period, the ratio between the balance of allowance for loan and lease losses and our loan portfolio reached 7.2%, an increase of 120 basis points from December 31, 2014.

Income from Recovery of Loans Written Off as Losses

Income from recovery of loans written off as losses reached R$3,743 million in the year ended December 31, 2016, down 21.5% from the same period of the previous year.

In the year ended December 31, 2015, income from recovery of loans written off as losses reached R$4,769 million, down 5.5% from the same period of the previous year, when it totaled R$5,049 million.

Income from Financial Operations

Our income from financial operations recorded a 93.1% increase, from R$27,314 million in the year ended December 31, 2015 to R$52,751 million in the same period of 2016. This increase was due to lower expenses on financial operations, mainly driven by foreign exchange variation.

In the year ended December 31, 2015, our gross income from financial operations decreased 27.5%, from R$37,684 million in the year ended December 31, 2014 to R$27,314 million in the same period of 2015. This decrease of R$10,370 million was due to a lower result of allowance for loan losses and to lower income from financial operations before loan losses.

Other Operating Revenues (Expenses)

The table below shows the main components of other operating revenues (expenses) for the years ended December 31, 2016, 2015 and 2014.

	Year ended December 31
	2016	2015	2014	Variation	Variation
	(In millions of R$)			2016 - 2015	2015 - 2014
Banking service fees and income from bank charges	33,228	30,815	27,740	7.8%	11.1%
Results from insurance, pension plan and capitalization operations	4,032	4,168	3,834	-3.3%	8.7%
Personnel expenses	(21,420)	(18,713)	(16,443)	14.5%	13.8%
Other administrative expenses	(18,074)	(16,969)	(16,211)	6.5%	4.7%
Tax expenses	(7,978)	(5,374)	(5,087)	48.5%	5.6%
Equity in the earnings of affiliates and other investments	567	646	610	-12.3%	6.0%
Other operating revenues	805	930	557	-13.5%	67.0%
Other operating expenses	(8,074)	(8,079)	(6,555)	-0.1%	23.3%
Total other operating revenues (expenses)	(16,914)	(12,575)	(11,555)	34.5%	8.8%

Banking Service Fees and Income from Banking Charges

In the year ended December 31, 2016, banking service fees and income from banking charges increased 7.8%, from R$30,815 million in the year ended December 31, 2015 to R$33,228 million.

Banking service fees increased 7.6%, from R$21,018 million in the year ended December 31, 2015 to R$22,607 million in the year ended December 31, 2016. This was mainly due to the increase of R$667 million, or 16.1%, in asset management revenues compared to December 31, 2015, which was driven by higher fund management fees. We also recorded a 3.7% increase, or R$368 million, in income from credit cards compared to December 31, 2015.

Income from banking charges increased 8.4%, from R$9,797 million in the year ended December 31, 2015 to R$10,621 million in the year ended December 31, 2016, mainly influenced by higher income from current account service packages. This increase of income from current account services was mainly driven by the offering of distinguished products and services aimed to add value to our clients’ experience with the bank.

In the year ended December 31, 2015, banking service fees increased 9.8%, from R$19,145 million in the year ended December 31, 2014 to R$21,018 million in the year ended December 31, 2015. This increase was mainly due to the increase of R$811 million, or 9.0%, in income from credit cards from December 31, 2014. We also recorded a 10.1% increase, or R$379 million, in asset management revenues from December 31, 2014, mainly due to the 9.7% increase in income from fund management fees, from R$3.155 million in the year ended December 31, 2014 to R$3,461 million in the year ended December 31, 2015.

Income from banking charges increased 14.0%, from R$8,595 million in the year ended December 31, 2014 to R$9,797 million in the year ended December 31, 2015, mainly influenced by the increase in income from current account service packages, caused by the larger volume of operations and the sale of new service packages and a higher income from annual fees and other credit card services.

Result from Insurance, Pension Plan and Capitalization Operations

Result from insurance, pension plan and capitalization operations decreased 3.3%, or R$136 million, in the year ended December 31, 2016, from R$4,168 million in the year ended December 31, 2015 to R$4,032 million in the year ended December 31, 2015, mainly driven by higher expenses on variations of technical provisions.

Result from insurance, pension plan and capitalization operations recorded an increase of 8.7% in the year ended December 31, 2015, from R$3,834 million in the year ended December 31, 2014 to R$4,168 million in the year ended December 31, 2015, mainly driven by higher income from premiums and contributions.

Personnel Expenses

Our personnel expenses increased 14.5%, or R$2,708 million, from R$18,713 million in the year ended December 31, 2015 to R$21,420 million in 2016. This increase was mainly due to higher expenses on labor claims and employee termination.

In the year ended December 31, 2015, our personnel expenses increased R$2,269 million, or 13.8%, from R$16,443 million in the year ended December 31, 2014 to R$18,713 million in the year ended in 2015. This increase was mainly due to the impact of labor union agreements executed in October 2014 and 2015, which adjusted by 8.5% and 10.0%, respectively, compensation, social benefits and charges, with a provision for the related impacts recognized from September of each year.

Other Administrative Expenses

In the year ended December 31, 2016, administrative expenses increased 6.5%, from R$16,969 million in 2015 to R$18,074 million, an increase of R$1,105 million, mainly driven by higher expenses on third-party services and facilities.

Administrative expenses increased 4.7%, from R$16,211 million in the year ended December 31, 2014 to R$16,969 million in the same period of 2015. This increase was mainly driven by higher expenses on financial system services, facilities and security. Additionally, expenses on advertising, promotions and publications increased from the previous year.

Tax Expenses

In the year ended December 31, 2016, our tax expenses increased 48.5%, from R$5,374 million in the year ended December 31, 2015 to R$7,978 million.

Tax expenses increased 5.6%, from R$5,087 million in the year ended December 31, 2014 to R$5,374 million in 2015. This increase was mainly driven by higher revenues.

Equity in the Earnings of Affiliates and Other Investments

In the year ended December 31, 2016, our equity in the earnings of affiliates and other investments decreased 12.3%, from R$646 million in 2015 to R$567 million. This decrease of R$79 million was mainly due to a lower result in interest in Porto Seguro Itaú Unibanco Participações S.A. For additional information, please refer to Note 15(a) to our annual financial statements.

Our equity in the earnings of affiliates and other investments increased 6.0%, from R$610 million in the year ended December 31, 2014 to R$646 million in 2015. This increase of R$36 million was mainly due to the higher result in interest in Porto Seguro Itaú Unibanco Participações S.A.

Other Operating Revenues

In the year ended December 31, 2016, other operating revenues decreased 13.5%, or R$126 million, from R$930 million in 2015 to R$805 million in 2016.

Other operating revenues increased 67.0%, or R$373 million, de R$557 million in the year ended December 31, 2014, to R$930 million in 2015.

Other Operating Expenses

In the year ended December 31, 2016, other operating expenses decreased 0.1%, from R$8,079 million in the year ended December 31, 2015 to R$8,074 million. This decrease was mainly due to lower provisions for tax and social security contingencies for civil lawsuits.

Other operating expenses increased 23.3%, from R$6,555 million in the year ended December 31, 2014 to R$8,079 million in 2015, an increase of R$1,524 million, mainly due to increases in marketing expenses - credit card and provision for contingencies.

Operating Income

In the year ended December 31, 2016, our operating income increased 143.2%, or R$21.098 million, from R$14,739 million in the year ended December 31, 2015 to R$35,837 million.

Our operating income decreased 43.6%, from R$26.128 million in the year ended December 31, 2014 to R$14,739 million in 2015, a decrease of R$11.389 million.

Non-Operating Income

In the year ended December 31, 2016, our non-operating income went from R$1.3 million in the year ended December 31, 2015 to R$121 million in the year ended December 31, 2016.

Non-operating income increased from R$1,116 million in the year ended December 31, 2014 to R$1.3 million in 2015, falling R$1,115 million. In 2014, this result was mainly due to the profit in the disposal of the investment in Itaú Seguros Soluções Corporativas S.A. (ISSC).

Income before Taxes on Income and Profit Sharing

In the year ended December 31, 2016, our income before taxes on income and profit sharing increased 144.0%, from R$14,740 million in 2015 to R$35,958 million.

Our income before taxes on income and profit sharing decreased 45.9% in the year ended December 31, 2015, from R$27,245 million to R$14,740 million in 2015.

Income Tax and Social Contribution Expenses

The table below shows the main components of our income tax and social contribution expenses in the years ended December 31, 2016, 2015 and 2014.

	Year ended December 31
	2016	2015	2014	Variation	Variation
	(In millions of R$)			2016 - 2015	2015 - 2014
Income before income tax and social contribution	35,958	14,740	27,245	144.0%	-45.9%
Charges (income tax and social contribution) at the rates in effect	(16,181)	(6,142)	(10,898)	163.4%	-43.6%
Increase/decrease to income tax and social contribution charges arising from:
(Additions) exclusions	1,971	15,357	4,461	-87.2%	244.3%
Foreign exchange variation on investments abroad	(4,313)	8,329	1,471	-151.8%	466.2%
Interest on capital	3,617	2,585	1,738	39.9%	48.7%
Dividends, interest on external debt bonds	365	271	311	34.6%	-12.9%
(Expenses)/Income from deferred taxes	(9,707)	17,778	1,280	-154.6%	1289.1%
Other	12,010	(13,605)	(339)	-188.3%	3912.0%
Total income tax and social contribution expenses	(14,210)	9,215	(6,437)	-254.2%	-243.2%

Total tax on income is composed of current income tax and deferred tax. Certain amounts of income and expenses are recognized in the income statement but do not affect our taxable basis; on the other hand, certain amounts are treated as taxable income or deductible expenses in determining our taxes on income, but do not affect our income statement. These items are known as “permanent differences.” For Brazilian tax purposes, exchange rate gains and losses on our investments in subsidiaries abroad are not taxable if they represent a gain, or are not deductible if they represent a loss, but instead they constitute permanent differences. From an economic perspective, we hedge our investments in subsidiaries abroad by using foreign currency denominated liabilities or derivative instruments. Gains or losses on derivative instruments and exchange rate gains and losses on foreign currency denominated liabilities are taxable or deductible for Brazilian taxes purposes.

In the year ended December 31, 2016, income tax and social contribution totaled an expense of R$14,210 million compared to a positive amount of R$9,215 million in 2015. In 2015, the positive amount of income tax and social contribution is due to the effect of the foreign exchange variation on the hedge of our investments abroad (since the exchange variation on these investments is not taxable, but the results of the hedge is taxable) and to the increase in the balance of tax credit due to the social contribution rate increase, from 15% to 20%, as established by Provisional Measure No. 675/15 of May 2015 (converted into Law No. 13,169/15 in October 2015). For further information, see Note 14(a) to the consolidated annual financial statements.

In the year ended December 31, 2015, income tax and social contribution totaled positive R$9,215 million, compared to an expense of R$6,437 million in 2014.

Profit Sharing

Profit sharing of our management members increased 4.7%, from R$239 million in the year ended December 31, 2015 to R$251 million in 2016, an R$11 million increase.

In the year ended December 31, 2015, profit sharing of our management members decreased 8.2%, from R$261 million in the year ended December 31, 2014 to R$239 million.

Minority Interest in Subsidiaries

Results from minority interest in subsidiaries in subsidiaries went from an R$356 million expense in the year ended December 31, 2015 to a positive amount of R$141 million in 2016, mainly influenced by the result of Itaú CorpBanca. For additional information, please refer to Note 16(f) to our consolidated annual financial statements.

In the year ended December 31, 2015, results from minority interest in subsidiaries increased from an expense of R$305 million in 2014 to an expense of R$356 million, a 16.7% or R$51 million increase, mainly arising from the results of Banco Itaú BMG Consignado (joint venture) and of Financeira Itaú S.A. Crédito, Financiamento e Investimento.

b) Changes in revenue arising from changes in prices, foreign exchange rates, inflation, volumes and the introduction of new products and services

Our operations depend on the performance of the countries with which we do business, mainly the Brazilian one. The demand for loans, financial services and the creditworthiness of our clients are directly impacted by macroeconomic variables, such as the economic activity, income, unemployment, inflation, and interest and exchange rate variations. Changes in interest rates may significantly affect our net margins, since they influence our funding and lending costs. We point out that the main variations in income are explained in item 10.2a of this Manual.

c) Impact of inflation, changes in the prices of main inputs and products, foreign exchange rates and interest rates on operating and financial income and expenses of the Issuer, if relevant

In compliance with CVM Instruction No. 475/08, we carried out a sensitivity analysis per market risk factors considered relevant. The highest resulting losses, per risk factor in each of the scenarios, were presented together with their impact on income, net of tax effects, to provide a view of our exposure in exceptional scenarios.

The market risk structure segregates its operations between trading and banking books, according to the general criteria established by CMN Resolution No. 3,464/07 and BACEN Circular No. 3,354/07.

The sensitivity analyses of the trading and banking books, shown below, represent a steady assessment of the portfolio exposure and therefore do not consider the dynamic response capacity of management (in the treasury and control areas) to put mitigating measures into effect whenever a situation of loss or high risk is identified, thus minimizing the possibility of significant losses. In addition, we would highlight that the results presented will not necessarily translate into accounting results, because the study's sole purpose is to disclose the exposure to risks and the respective protective actions, taking into account the fair value of financial instruments, irrespective of the accounting practices adopted by the Company.

The trading portfolio consists of all transactions with financial instruments and commodities, including trading derivatives.

R$ thousand
Banking portfolio	Exposure	12/31/2016 (*)			12/31/2015 (*)			12/31/2014 (*)
		Scenarios			Scenarios			Scenarios
Risk Factors	Risk Variation in:	I	II	III	I	II	III	I	II	III
Fixed rate	Fixed rate on Brazilian reais	(955)	(228,625)	(435,116)	(285)	(114,002)	(228,507)	(540)	(126,764)	(237,705)
Foreign exchange coupons	Rates of currency coupons	46	(1,951)	(4,175)	(162)	(5,312)	(11,459)	22	(1,729)	(3,374)
Foreign currencies	Exchange variation rates	2,914	(17,787)	(5,666)	657	57,436	242,760	610	165,600	337,463
Price indices	Rates of price index coupons	(169)	(22,931)	(48,586)	(32)	(4,063)	(649)	(16)	(5,703)	(11,680)
Reference rate	Rates of TR coupons	-	(6)	(11)	-	(7)	(14)	(20)	(5,093)	(9,579)
Shares	Share price	(377)	(30,311)	(120,993)	(148)	27,369	50,887	(78)	(11,769)	(35,990)
Others	Exposures that do not fall under the definitions above	(13)	(314)	549
TOTAL		1,446	(301,925)	(613,998)	30	(38,579)	53,018	(22)	14,542	39,135

(*) Amounts net of tax effects.

The banking portfolio is basically characterized by transactions from the banking business and transactions related to the management of the Company's balance sheet. It has no intention of resale and medium-to long-term time horizons as general guidelines.

								R$ thousand
Trading and banking portfolios	Exposure	12/31/2016 (*)			12/31/2015 (*)			12/31/2014 (*)
		Scenarios			Scenarios			Scenarios
Risk Factors	Risk Variation in:	I	II	III	I	II	III	I	II	III
Prefixado	Fixed rate on Brazilian reais	(7,345)	(2,057,375)	(3,995,498)	(4,376)	(1,572,640)	(3,021,487)	(5,493)	(1,417,835)	(2,688,954)
Cupons Cambiais	Rates of currency coupons	(2,464)	(337,588)	(634,962)	873	(22,408)	(25,705)	-	(19,266)	(34,458)
Moedas Estrangeiras	Exchange variation rates	3,013	(45,554)	(67,157)	533	33,770	200,816	(17,308)	(247,730)	(414,333)
Indices de Preços	Rates of price index coupons	(1,450)	(84,699)	(341,304)	(1,334)	(229,441)	(444,651)	(1,700)	(238,647)	(430,973)
TR	Rates of TR coupons	615	(160,773)	(375,571)	783	(276,817)	(635,021)	705	(224,170)	(473,074)
Ações	Share price	4,056	(139,583)	(339,535)	4,591	(86,428)	(176,770)	1,661	(49,699)	(122,034)
Others	Exposures that do not fall under the definitions above	(27)	(523)	625
TOTAL		(3,602)	(2,826,095)	(5,753,402)	1,070	(2,153,964)	(4,102,818)	(22,135)	(2,197,347)	(4,163,826)

(*) Amounts net of tax effects.

For the measurement of these sensitivities, the following scenarios are used:

Scenario I: Addition of one basis point in fixed interest rates, currency coupon, inflation, interest rate indexes, and one percentage point in currency and share prices;

Scenario II: Shocks of 25 percent in interest fixed rates, currency coupon, inflation, interest rate indexes and currency and share prices, both for growth and fall, considering the largest resulting losses per risk factor;

Scenario III: Shocks of 50 percent in interest fixed rates, currency coupon, inflation, interest rate indexes and currency and share prices, both for growth and fall, considering the largest resulting losses per risk factor.

Our Consolidated Value at Risk (VaR) is calculated using the historical simulation methodology. This methodology fully reprices all positions by using the actual historical distribution of assets. From January 1 to December 31, 2016, total average Value at Risk (VaR) amounted to R$236.6 million, or 0.18%, of total stockholders’ equity (for the whole 2015 it was R$207.0 million, or 0.18%, of total stockholders’ equity).

The structural gap, composed of commercial transactions and the respective financial instruments, has historically remained stable and with small variations, being primarily composed of assets and liabilities from our retail activities and derivatives used as hedge against the market risk of those transactions.

The financial margin with the market, arising from the trading of financial assets through proprietary positions, the gap management of currencies, interest rates and other risk factors, opportunities for arbitrage in foreign and domestic markets, as well as marking to market of financial assets, totaled R$6,999 million in 2016, R$6,977 million in 2015 and R$3,595 million in 2014. The financial margin of operations with the market basically arises from treasury transactions that include asset and liability management (ALM) and proprietary trading operations. The increase of R$22 million in the financial margin with the market in 2016 from 2015 was mainly driven by the management of structural positions in Brazil and abroad.

Additionally, we adopted a management policy for foreign exchange risk associated with our asset and liability positions that is primarily intended to mitigate impacts on consolidated results from fluctuations in foreign exchange rate parities. The Brazilian tax legislation determines that gains and losses from exchange rate variation on permanent foreign investments must not be included in the tax basis. On the other hand, gains and losses from financial instruments used to hedge such asset positions are impacted by tax effects. Therefore, in order to hedge net income from foreign exchange rate variations, a liability position must be built at a higher volume than the hedged assets.

Our strategy to manage the foreign exchange risk associated with the capital invested abroad is aimed at mitigating, through financial instruments, the effects from the foreign exchange variation, and includes the impact of all tax effects accordingly.

The table below shows asset and liability balances indexed to foreign currency as a basis for the management of foreign exchange exposure, the position of foreign exchange derivatives used to manage such position, and the asset balances related to the Brazilian currency. On December 31, 2016, the net foreign exchange position, including investments abroad, was a liability totaling US$16,090 million. We point out that the mitigation management policy we adopt takes into account the tax effects of this position. As the results of foreign exchange variations on investments abroad are not taxed, we have set up a hedge (liability positions in foreign exchange derivatives) at a volume higher than the hedged asset, so that the total results from foreign exchange variations, net of tax effects, are practically null and thus consistent with the strategy of low risk exposure that we adopted.

					R$million
		December 31, 2016
		Business in Brazil
			Local	Foreign	Foreign
	Consolidated	Total	currency	currency	business
Cash and cash equivalents	18,542	7,107	5,946	1,161	11,471
Interbank investments	286,038	268,583	268,583	0	17,618
Securities	376,887	308,790	305,359	3,431	110,233
Loan and lease operations	453,794	295,499	285,240	10,259	210,937
Operations with credit granting characteristics	491,225	328,042	317,783	10,259	215,825
(Allowance for loan losses)	(37,431)	(32,542)	(32,542)	0	(4,889)
Other assets	263,390	227,688	209,318	18,370	73,302
Foreign exchange portfolio	51,642	32,636	14,564	18,072	56,408
Other	211,749	195,052	194,754	298	16,894
Permanent assets	26,987	90,973	18,560	72,413	8,395
Total assets	1,425,639	1,198,640	1,093,006	105,633	431,956
Derivatives - long position				254,683
Total assets (a)				360,316

		December 31, 2016
		Business in Brazil
			Local	Foreign	Foreign
	Consolidated	Total	currency	currency	business
Deposits	329,414	192,929	192,447	482	136,676
Deposits received under securities repurchase	366,038	345,100	345,100	0	20,938
Funds from acceptace and issuance of securities	93,711	99,716	60,411	39,305	33,704
Borrowings and onlending	75,614	85,223	30,996	54,227	43,025
Interbank and interbranch accounts	6,485	5,966	2,756	3,210	519
Derivative financial instruments	24,711	15,507	15,507	-	9,205
Other liabilities	243,749	179,521	160,807	18,714	104,271
Foreign exchange portfolio	52,262	33,233	14,612	18,621	56,431
Other	191,487	146,288	146,195	93	47,841
Technical provisions for insurance, pension plan	156,656	156,575	156,575	0	81
Deferred income	2,046	1,655	1,002	653	391
Minority interest in subsidiaries	11,625	883	883	-	10,742
Stockholders' equity of parent company	115,590	115,566	115,566	-	72,404
Capital and reserves	93,951	94,523	94,523	-	71,307
Income for the period	21,639	21,043	21,043	-	1,097
Total liabilities	1,425,639	1,198,640	1,082,049	116,590	431,956
Derivatives - short position				296,165
Total liabiities and stockholders' equity after adjustments (b)				412,755
Net foreign exchange position - Itaú Unibanco (c = a - b)				(52,439)
Net foreign exchange position - Itaú Unibanco (c) in US$				(16,090)

Obs. It does not consider the eliminations between business in Brazil and business abroad.

10.3. Executive officers should comment on the material effects that may have been caused or are expected to be caused to the Issuer’s financial statements and their results

a) Introduction or disposal of operating segments

Disclosure of Results per Segment

As of the first quarter of 2015, and compared to 2014, we changed the presentation of our segments for them to be consistent with the bank’s current organizational structure. The following segments will be reported: Retail Banking, Wholesale Banking and Activities with the Market + Corporation. The Retail Banking includes the previous Commercial Banking – Retail and Consumer Credit – Retail segments, with the transfer of Private Banking and Latam operations to the Wholesale Banking segment, and these are the main changes in the segment presentation.

The current business segments of Itaú Unibanco are described below:

✓	Retail Banking: the result of the Retail Banking segment arise from the offer of products and services to retail clients, high net worth clients, and very small and small companies in branches, in addition to financial products and services offered to non-account holders, comprising vehicle financing and offering credit card services outside the branch network, and Itaú BMG Consignado operations.

✓	Wholesale Banking: the result of the Wholesale Banking segment arises from: i) Itaú BBA activities, the unit in charge of commercial operations with large companies and the performance in investment banking, ii) result of our foreign units, and iii) products and services offered to middle-market companies, high-net worth clients (Private Banking), and to institutional clients.

✓	Activities with the Market + Corporation: this segment records the result arising from capital surplus, subordinated debt surplus and the net balance of tax credits and debits. It also shows the financial margin with the market, Treasury operating costs, equity in earnings of companies not associated with each segment and our interest in Porto Seguro.

A new management structure for Itaú Unibanco

On November 9, the bank disclosed the succession of the current CEO, according to the transition process planned and announced to the market over two years ago. Itaú Unibanco also announced a series of changes to its Executive Committee, which is now composed of General Retail and Wholesale Managers, and three Vice-Presidents: (i) Management and Control of Risks and Finance; (ii) Technology; and (iii) Human Resources, Legal and Ombudsman, Corporate Communication and Institutional and Governmental Relations.

The next Annual Stockholders’ Meeting to be held on April 19 the following changes in the composition of the Board of Directors (“Board”) will be proposed:

•	Candido Bracher, who will become Chief Executive Officer replacing Roberto Setubal, will no longer be a Board member but will continue to attend the Board’s meeting as an invited member. In order to fulfill his vacancy in the Board of Directors, the nominee is Marco Bonomi, the General Retail Manager until late 2016, who has reached the limit age for performing executive functions after 22 years in the Company.

•	João Moreira Salles, officer of Brasil Warrant Administração de Bens e Empresas, was nominated to one of the vacancies to represent the controlling stockholders in the Board of Directors, pursuant to the provisions of the Company’s Stockholders’ Agreement, replacing Demosthenes Madureira de Pinho Neto, who will leave the Board.

•	Alfredo Villela has informed the Board that he will leave his management position in the Company. Geraldo Carbone, who had been a Board member from 2006 to 2008 and Executive Vice-President from 2008 to 2011, was nominated for his position for the next term of office, pursuant to the provisions of the Company’s Stockholders’ Agreement.

•	Nildemar Secches has informed the Board that he will leave his management position in the Company. To fill this vacancy, Amos Genish, one of the founders and a former CEO of GVT and a former CEO of Telefônica Brasil, was nominated as an independent member.

•	Alfredo Setubal, Fábio Colletti Barbosa, Gustavo Loyola, José Galló, Pedro Bodin, Pedro Moreira Salles, Ricardo Villela Marino, and Roberto Setubal were nominated for reelection. Together with Pedro Moreira Salles, Roberto Setubal will act as co-chairman of the Board of Directors of Itaú Unibanco. Roberto Setubal will remain as the Company’s CEO until the Meeting is held.

b) Incorporation, acquisition or disposal of ownership interest

2016

Credit Intelligence Bureau

In January 2016, we announced that our subsidiary Itaú Unibanco S.A. entered into a non-binding memorandum of understanding (MoU) with Banco Bradesco S.A., Banco do Brasil S.A., Banco Santander (Brasil) S.A. and Caixa Econômica Federal in order to create a credit intelligence bureau, or CIB. CIB will be structured as a Brazilian corporation (a corporation) and the parties to the MoU will share its control, with each of them holding a 20% equity ownership. Its board of directors will be comprised of members appointed by the parties to the MoU and its executives will be exclusively dedicated to CIB’s businesses, preserving the independent nature of CIB’s management. CIB’s technical and analytical platform will be developed and implemented through a services agreement with LexisNexis® Risk Solutions FL Inc.

In November 2016, CADE approved CIB’s incorporation with certain restrictions. Therefore, all the required regulatory approvals have been obtained. CIB’s incorporation is subject to the execution of definitive agreements by the parties.

Acquisition of Recovery do Brasil Consultoria S.A.

In March 2016, after obtaining regulatory authorization, we consummated the acquisition of (i) 89.08% interest in the capital stock of Recovery do Brasil Consultoria S.A., of which we purchased 81.94% from Banco BTG Pactual S.A. (BTG) and 7.14% from other shareholders, as well as (ii) approximately 70% of a portfolio of, at that time, R$38 billion in credit rights held by BTG.

Itaú CorpBanca

In April 2016, with the completion of the merger of Banco Itaú Chile with CorpBanca, we acquired control of the resulting entity named Itaú CorpBanca. On that same date, we entered into the Shareholders’ Agreement of Itaú CorpBanca (“Itaú CorpBanca’s Shareholders’ Agreement”), which entitles us to appoint, together with Corp Group, former controlling shareholder of CorpBanca, the majority of the members of Itaú CorpBanca’s board of directors. Such members are appointed according to the ownership interest of each of such parties, and we have the right to elect the majority of the members elected by this block. Also on that same date, Itaú Unibanco consolidated Itaú CorpBanca in its financial statements, adding approximately R$115 billion of assets to its balance sheet (under BRGAAP).

In October 2016, we acquired 10.9 billion shares of Itaú CorpBanca for approximately R$288.1 million, as set forth in Itaú CorpBanca’s Shareholders’ Agreement, and increased from 33.58% to 35.71%, without changing the governance of Itaú CorpBanca.

In January 2017, we executed an amendment to the transaction agreement, which provided for (i) the postponement of the date of acquisition of the shares held by Corp Group in Banco CorpBanca Colombia S.A. (“CorpBanca Colombia”) from January 29, 2017 to January 28, 2022, subject to receipt of applicable regulatory approvals; (ii) the modification of the previously defined structure for the combination of the operations of Itaú Unibanco and Itaú CorpBanca in Colombia, which will be implemented through a sale and purchase of assets and liabilities; and (iii) the replacement of the obligation to consummate an initial public offering (IPO) of CorpBanca Colombia for the obligation to register CorpBanca Colombia as a public company and list its shares on the Colombian stock exchange.

Alliance with MasterCard in the payment solutions market in Brazil

In May 2016, the Court of CADE approved, with certain restrictions, a 7-year term agreement between our subsidiary Itaú Unibanco S.A. and MasterCard Brasil Soluções de Pagamento Ltda., or MasterCard, to create an alliance in the payment solutions market in Brazil (the Strategic Alliance), to operate, through a company controlled by MasterCard, a new electronic payment network under a brand with domestic and international acceptance.

Sale of Group Life Insurance Business

In September 2016, we entered into an agreement for the sale of our group life insurance operations to Prudential do Brasil Seguros de Vida S.A. The transfer of shares and the financial settlement of this transaction will take place after compliance with certain conditions provided for in the agreement. This transaction reinforces our strategy, which has already been disclosed, to focus on mass-market insurance products that are typically related to retail banking.

Acquisition of Citibank Retail Business in Brazil

In October 2016, we entered into an Equity Interest Purchase Agreement with Citibank for the acquisition of its retail business in Brazil, including loans, deposits, credit cards, branches, on-shore wealth management and insurance brokerage, as well as of the equity investments held by Citibank in TECBAN – Tecnologia Bancária S.A. and in CIBRASEC – Companhia Brasileira de Securitização.

Citibank’s retail business in Brazil (which includes 71 branches) had, as of the date of execution of the Equity Interest Purchase Agreement, approximately 315,000 retail bank clients, approximately 1.1 million credit cards and a credit portfolio of approximately R$6 billion and, as of December 31, 2015, approximately R$35 billion in deposits and assets under management. We estimate that the impact on our principal capital (Tier I) resulting from this transaction would be approximately 40 basis points (utilizing the Basel III methodologies).

The completion of this transaction is subject to compliance with certain conditions, including obtaining approvals from the Central Bank of Brazil and CADE.

Acquisition of Itaú BMG Consignado Shares

In December 2016, after obtaining the required regulatory authorizations and fulfilling conditions, we consummated the acquisition of the totality of the equity interest held by Banco BMG in Itaú BMG Consignado S.A., corresponding to 40% of Itaú BMG Consignado’s total share capital. We paid R$1.46 billion and are now the holders of 100% of the total capital.

We have maintained our position as the leading institution among privately-held banks in this segment. At December 31, 2016, our payroll loan portfolio amounted to R$44.6 billion, including Itaú BMG Consignado’s operations.

2015

Acquisition of Recovery

In December 2015, through our subsidiary Itaú Unibanco, we entered into a purchase agreement and other covenants with Banco BTG Pactual S.A. (BTG), by which Itaú Unibanco agreed to directly or indirectly acquire the total interest of BTG in Recovery do Brasil Consultoria S.A. (Recovery), equivalent to 81.94% of the company’s total stock, for the amount of R$640 million, restated based on interbank deposit rate (CDI) up to the closing date.

This same agreement also provided for Itaú Unibanco’s direct or indirect acquisition of 70% of the portfolio of R$38 billion (face value) in credit rights related to the recovery of portfolios held by BTG, for the amount of R$570 million, restated based on the CDI up to the closing date.

Established in 2000 in Argentina and present in Brazil since 2006, Recovery is the market leader in the management of overdue receivables portfolio. Recovery’s activities consist in prospecting and assessing portfolios, structuring and managing operations, acting in all segments, from individual to corporate loans, with financial and non-financial institutions, and offering a competitive advantage to its clients.

The expertise of Recovery and its management team in providing overdue credit recovery services will optimize Itaú Unibanco’s operations, which, together with the ongoing provision of services to third parties, will lead to a higher potential growth of Recovery’s activities.

The transaction was closed on March 31, 2016, after meeting certain conditions precedent usual in similar transactions, with the acquisition of 89.08% of interest in Recovery’s capital stock, of which 81.94% of BTG and 7.14% of other stockholders, and of approximately 70% of a portfolio of R$38 billion (face value) in credit rights owned by BTG.

Acquisition of Conectcar

On October 21, 2015, through our subsidiary Rede, we entered into an agreement for the purchase and sale of shares, by which we agreed to acquire from Odebrecht Transport S.A. 50% of the capital stock of ConectCar Soluções de Mobilidade Eletrônica S.A. (“ConectCar”), for R$170 million. The remaining 50% of ConectCar’s capital stock is held by Ipiranga Produtos de Petróleo S.A., a company controlled by Ultrapar Participações S.A.

ConectCar is a provider of intermediation services for the automatic payment of tolls, fuels and parking lots. In October 2015, it ranked as the second largest company in the sector. Conectar’s shareholding control will be shared by Rede and Ipiranga Produtos de Petróleo S.A.

The purchase and sale of shares were carried out and the shareholders’ agreement was entered into between Rede and Ipiranga Produtos de Petróleo S.A. on January 29, 2016, after meeting certain conditions precedent usual in such operations, including obtaining applicable regulatory approvals.

2014

Large Risk Insurance Operation

On July 4, 2014, Itaú Unibanco entered into a “Share Purchase Agreement” with ACE Ina International Holdings, Ltd. (“ACE”), through which Itaú Unibanco and some of its subsidiaries agreed to sell their total interest in ISSC.

ISSC held the large risk insurance operations of Itaú Unibanco, which clients were middle-market and large companies with policies with high amounts insured. The transaction was approved by CADE on September 15, 2014, and by SUSEP on October 9, 2014.

Based on the pro forma data of December 31, 2013, the large risk insurance operations comprised: stockholders’ equity of R$364 million, assets of R$5.8 billion and technical provisions of R$4.6 billion.

After meeting certain conditions set forth in the agreement, ACE paid the amount of R$1.5 billion to Itaú Unibanco and its subsidiaries. The transfer of the shares and the financial settlement of the transaction were carried out on October 31, 2014, and the amount paid was adjusted by the amount of R$13.5 million on September 3, 2015 based on the different positions of the Stockholders’ Equity between the pro forma balance sheet date and the balance sheet date.

This transaction had an accounting effect, before taxes, of R$1.1 billion on Itaú Unibanco’s income for the period.

Itaú CorpBanca

On January 29, 2014, we entered into an agreement with CorpBanca and its controlling stockholders, aimed at the merger of operations of Banco Itaú Chile and CorpBanca (“Transaction Agreement”). On June 2, 2015, together with our subsidiary Banco Itaú Chile, we entered into an amendment to the Transaction Agreement, in which we agreed, among others, that (i) CorpBanca will distribute to its stockholders additional dividends corresponding to (a) CLP$239,860 million in the fiscal year 2015 (equivalent to approximately US$395 million at that time), and (b) 124,105 UFs (unidad de fomento – Chilean indexed unit of account, daily adjusted to reflect the inflation rate of the previous month in Chile) (equivalent to approximately US$5 million at that time) concurrently to its distribution of the profits earned in the fiscal year 2015, and (ii) we will reduce the amount of dividends that would be paid to Banco Itaú Chile’s stockholders in connection with the income to be distributed for the year ended December 31, 2014 by CLP$16,399 million (equivalent to approximately US$27 million).

In the last week of June 2015, Banco Itaú Chile and CorpBanca held their respective general stockholders’ meetings, at which stockholders representing over two-thirds of each bank’s capital stock approved the merger of Banco Itaú Chile with CorpBanca, as well as the new provisions on dividend distribution agreed on the amendment to the Transaction Agreement. On September 4, 2015, the last regulatory approval pending, from the Superintendency of Banks and Financial Institutions of Chile (Superintendencia de Bancos e Instituciones Financieras), was obtained and the merger was carried out on April 1, 2016. The surviving entity – Itaú CorpBanca – has succeeded Banco Itaú Chile in connection with all its assets, liabilities, rights, obligations, and licenses.

At that same date, we entered into a stockholders’ agreement with CorpBanca’s former controlling stockholders, which included provisions on the election of management members, issues subject to our joint approval, and the transfer of shares among us and to third parties accordingly.

Association with Banco BMG

On July 9, 2012, Itaú Unibanco entered into an Association Agreement with Banco BMG, aiming at the offering, distribution and commercialization of payroll loans through the incorporation of a financial institution, the Itaú BMG Consignado. After obtaining the required regulatory approvals, Banco BMG is now the stockholder of Itaú BMG Consignado.

On April 29, 2014, through our subsidiary Itaú Unibanco S.A., we entered into a business unification agreement with Banco BMG, which sets forth the terms and conditions for the unification of the payroll loan business of both Banco BMG and Itaú BMG Consignado. The transaction was completed on July 25, 2014, after all applicable regulatory approvals were obtained. As a result of this business unification, Banco BMG’s interest in the total and voting capital stock of Itaú BMG Consignado increased from 30% to 40%, through a capital increase fully subscribed and paid in by Banco BMG.

This transaction does not have material accounting effects on the results of Itaú Unibanco, which continued to consolidate Itaú BMG Consignado in its financial statements.

c) Unusual Events or Operations

In 2016, 2015, and 2014, we noted the occurrence of the following non-recurring events, net of tax effects, in the consolidated net income of Itaú Unibanco:

			R$ million
	2016	2015	2014
Recurring net income	22,222	23,832	20,619
Non-recurring events	(583)	(473)	(377)
Increase in the social contribution tax rate	-	3,988	-
Complementary allowance for loan losses	-	(2,793)	(668)
Provision for contingencies	(231)	(696)	(126)
Change in the Accounting Treatment of Financial Lease	-	(520)	-
Social security fund	130	(130)	-
Goodwill amortization	(442)	(162)	(177)
Program for Cash or Installment Payment of Taxes	14	37	(25)
Realization of assets and Impairment	(180)	(50)	(9)
Sale of large risk insurance operations	-	-	736
Porto Seguro	-	17	(60)
Other	127	(163)	(49)
Net income	21,639	23,360	20,242

10.4. Executive officers should comment on:

a) Significant changes in accounting practices

2016

There were no significant changes.

2015

As from September 2015, assets acquired through financial lease agreements are recorded in income in accordance with CMN Resolution No. 3,617/08.

2014

There were no significant changes.

b) Significant effects of changes in accounting practices

In 2016 there were no significant changes in accounting practices.

The following were significant effects on the accounting practices:

In 2015, as described in Notes 22k and 4i, December 2015 base date, the change in the accounting treatment of financial leases negatively impacted income by R$519,999 thousand.

In 2014 there were no significant changes in accounting practices.

c) Qualifications and emphases presented in the auditor’s report

There were no qualifications nor emphases presented by the auditor for 2014, 2015 and 2016.

10.5. Executive officers should indicate and comment on the critical accounting policies adopted by the Issuer, in particular accounting estimates made by management on uncertain and relevant issues for describing the financial position and results of operations that require subjective or complex judgment, such as: provisions, contingencies, revenue recognition, tax credits, long-lived assets, useful life of non-current assets, pension plans, foreign currency translation adjustments, environmental recovery costs, criteria for asset and financial instrument impairment tests

General

Our main accounting policies are described in Note 4 to our annual consolidated financial statements, in accordance with Brazilian GAAP, as of and for the years ended December 31, 2016, 2015 and 2014. The preparation of the financial statements involves certain assumptions that are derived from historical experience and various other factors that we deem reasonable and relevant. While we review these estimates and assumptions in the ordinary course of business, the portrayal of our financial condition and results of operations often requires our management to make judgments on matters that are inherently uncertain. The following discussion describes the areas that require the most judgment or involve a higher degree of complexity in the application of the accounting policies that currently affect our financial condition and results of operations.

Use of Estimates and Assumptions

The preparation of financial statements in accordance with Brazilian GAAP requires management to make estimates and use assumptions that affect the balance of assets and liabilities and contingent liabilities disclosed at the date of the financial statements, as well as the amounts disclosed for income and expenses for the same periods. These estimates and assumptions are used, for example, in the determination of useful lives for certain assets, of whether a specific asset or group of assets has been impaired, the market value of certain financial instruments and the classification and computation of contingent liabilities. The accounting estimates for these contexts require our management to make estimates on matters that are highly uncertain. In each case, if other estimates have been obtained or changes in these estimates have occurred from one period to another, our financial position and results of operations may be significantly impacted. Accordingly, actual results may differ from our estimates.

Allowance for Loan and Lease Losses

The allowance for loan losses represents our expected losses on loan. lease and other operations with credit operation characteristics at the end of each reporting period.

This allowance considers the minimum portion required by CMN Resolution No. 2,682 plus a complementary provision in order to ensure it is sufficient to cover any expected losses.

The regulatory minimum allowance is calculated based on the classification of each operation, from AA (0%) to H (100%) risk levels, and, based on the resolution guidelines, is broken down into a specific allowance (operations overdue for over 14 days or by a debtor company under reorganization with creditors or a bankruptcy process) and a generic allowance (non-overdue operations, by a debtor company not under reorganization with creditors or a bankruptcy process) of loan and lease operations, and other operations with credit operation characteristics.

The additional allowance includes the provision for the balance of endorsements and sureties and the additional amount, in view of the historical behavior of loan portfolios, which is based on exposure, probability of default and expected recovery of operations.

Further details on the methodology and assumptions used by Management are included in Note 4f, and on the allowance for loan and lease losses is included in Note 8.

Market Value of Financial Instruments

In accordance with Brazilian GAAP and specific rules of the Central Bank of Brazil, we record some of our financial instruments at market value. Financial instruments recorded at market value in our balance sheet include mainly securities classified as trading, available for sale, and other trading assets, including derivatives. Securities classified as held-to-maturity are recorded at their amortized cost in our balance sheet, and their corresponding market values are disclosed in the notes to our annual consolidated financial statements.

Market value is defined as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants (market-based view) at the measurement date. We estimate market value using quoted market prices when available. When quoted market prices are not available, we use a variety of sources, which include broker quotes, pricing models and quoted prices of instruments with similar characteristics or discounted cash flows. The market value of financial instruments, including derivatives not traded in active markets, is determined by using valuation techniques. Similarly, judgment must be applied in estimating prices when no external parameters exist. Other factors that may affect estimates include incorrect model assumptions and unexpected correlations. While we believe that our valuation methods are appropriate and consistent with those of other market participants, the use of different methodologies and assumptions to determine the market value of certain instruments could result in different estimates of market value at the reporting date, which might affect the amount of revenue or loss recorded for a specific asset or liability. Judgments are also required to determine whether a decline in market value below amortized costs is permanent in available-for-sale or held-to maturity securities, therefore requiring the cost basis to be written off and related effects to be recognized on income (impairment). Factors used by our management in determining whether a decline is permanent include mainly the observed period of the loss, the degree of the loss and the expectation, as at the date of analysis, as to the potential for realization of the security.

Contingent Liabilities

We are party to civil, labor, tax, and social security proceedings arising from the normal course of business. In general, the provisions for these contingencies are recognized based on the following criteria and assumptions:

(i)	for lawsuits individually reviewed, on the opinion of internal and external legal counsel and the probability that financial resources will be required to settle the claim, where settlement amounts may be estimated with sufficient certainty; and

(ii)	for lawsuits collectively evaluated, by using statistical references by group of lawsuits, type of legal body (small claims court or regular court) and subject matter of the claim.

The risk that contingencies arising from these proceedings will materialize into actual losses is classified as "probable” "possible", or "remote". These provisions are recognized for claims classified as probable loss, and risk amounts are disclosed for those contingencies with probability of possible loss. Contingency amounts are determined based on statistical or individual valuation models and periodically followed up by back -testing methodologies, so that, in view of uncertainties related to the terms and amounts of these contingencies, the current control methods ensure that these are estimated with accuracy.

Goodwill

The impairment test for goodwill involves significant estimates and judgments, including the identification of cash generation units and the allocation of goodwill to such units based on the expectation of which ones will benefit from the acquisition. Determining the expected cash flows and a risk-adjusted interest rate for each unit requires that management exercises judgment and makes estimates. These goodwill amounts are tested for impairment semi-annually and amortized in accordance with the expected future profitability. On December 31, 2016, 2015, and 2014, Itaú Unibanco Holding did not identify any goodwill impairment losses.

Defined Benefit Pension Plans

The current amount of pension plan obligations is obtained from actuarial calculations that use a variety of assumptions. The discount rate is among the assumptions used for estimating the net cost (income) of these plans. Any changes in these assumptions will affect the carrying amount of pension plan liabilities.

We determine the appropriate discount rate at each year end, which is used for determining the present value of estimated future cash outflows required for settling pension plan liabilities. To determine the appropriate discount rate, we take into account the interest rates of the Brazilian federal government bonds denominated in Brazilian reais, the currency in which benefits will be paid, and that have maturity terms close to the terms of the related liabilities.

Other important assumptions for pension plan obligations are partially based on current market conditions. Additional information is disclosed in Note 19.

Technical Provisions for Insurance and Pension Plans

Technical provisions are liabilities arising from obligations of ITAÚ UNIBANCO HOLDING to its policyholders and participants. These obligations may be short-term (property and casualty insurance) or medium- and long-term liabilities (life insurance and pension plans).

The determination of the actuarial liability value is subject to several uncertainties inherent in the coverage of insurance and pension contracts, such as assumptions of persistence, mortality, disability, life expectancy, morbidity, expenses, frequency and severity of claims, conversion of benefits into annuities, redemptions and return on assets.

These assumptions are estimated based on our historical experience, benchmarks and the actuary’s experience, in order to comply with the best market practices and the ongoing review of the actuarial liability. Any adjustments resulting from these ongoing improvements, if required, are recorded in the income statement for the corresponding period.

Additional information is included in Note 11.

Deferred Income Tax and Social Contribution

Deferred tax assets are recognized only in relation to temporary differences and loss carry forwards to the extent that it is probable that Itaú Unibanco Holding will generate future taxable profit for their utilization. The expected realization of Itaú Unibanco Holding’s deferred tax asset is based on the projected future income and other technical studies, as disclosed in Note 14.

10.6. Executive officers should describe relevant items that are not present in the Issuer’s financial statements, describing:

a) assets and liabilities directly or indirectly held by the Issuer that are not presented in its balance sheet (off-balance sheet items), such as:

I - operating leases, assets and liabilities

Not applicable.

II - Written-off portfolios of receivables for which the entity has risks and responsibilities, indicating the related liabilities

In accordance with CMN Resolution No. 3,809/09, the amount of sales or transfers of financial assets in which the entity substantially retained risks and benefits is R$134 million, exclusively composed of real estate loans of R$124 million and rural loans of R$10 million, assigned with joint obligation.

III - Agreements for the future purchase and sale of products or services

Not applicable.

IV - Agreements for construction in progress

Not applicable.

V - Agreements for future receipt of financing

Not applicable.

b) Other items that are not presented in the financial statements

Not applicable.

10.7. With respect to each of the items that are not presented in the financial statements indicated in item 10.6, executive officers should comment on:

a) How these items change or may change revenues, expenses, operating income and expenses, financial expenses or other items of the Issuer’s financial statements

The Company recognized a provision for assigned amounts in the amount of R$10 million.

b) The nature and purpose of the operation

Real estate loans:

Assigned to CIBRASEC for issuance of Securitized real estate loans (“CRI”) in the amount of R$58 million.

Assigned to Brazilian Securities for issuance of Securitized real estate loans (“CRI”) in the amount of R$66 million.

Rural loans:

Assigned to the National Treasury Secretary for securitization of debts in the amount of R$10 million.

c) The nature and amount of liabilities assumed and rights generated in favor of the Issuer as a result of the operation

The nature was stated in item “b”. The Company’s commitment is to meet the payment if the debtor enters into default.

10.8. Executive officers should indicate and comment on the main elements of the Issuer’s business plan, describing, in particular, the following topics:

a)	investments, including:

I - Quantitative and qualitative description of investments in progress and expected investments

II - Sources of investment financing

III - Relevant divestitures in progress and expected divestitures

At the end of 2016, we had 5,103 branches and points of service in Brazil and abroad, 118 units more than at the end of 2015, when our service network had 4,985 branches and points of service.

The increase in the number of branches is due to the merger between Banco Itaú Chile and CorpBanca in April 1, 2016. The increase in the number of branches in Latin America was partially made up for the reduction of branches in Brazil, in line with our clients’ profile, who have increasingly demanding services through digital channels. We closed 2016 with 135 digital branches, with 41 branches opened over the year.

The source of funding is the Issuer’s own working capital, represented by the stockholders' equity of the parent company and by minority interest in subsidiaries.

b) Provided that it has already been disclosed, indicate the acquisition of plant, equipment, patents or other assets that are expected to have a material impact on the Issuer’s production capacity

In 2015, we completed the construction of our new data center in the State of São Paulo, one of the largest in Latin America, as planned. The configurations of the environmental infrastructure were successfully established. The new data center will support our growth up to 2050, ensuring the high performance and availability of our operations.

c) New products and services, indicating:

I - Description of the research in progress that has already been disclosed

II - Total amounts spent by the Issuer in research to develop new products and services

III - Projects in progress that have already been disclosed

IV - Total amounts spent by the Issuer in research to develop new products and services

Not applicable.

10.9. Comment on other factors that have significantly affected the operating performance and that were not identified or commented on in the other items of this section

Comparison between items of our Balance Sheet or Income Statement under BRGAAP and IFRS

We present below the differences between our financial statements under BRGAAP1 and under the International Financial Reporting Standards (IFRS). We emphasize that the main difference in the result and in stockholders’ equity is related to the allowance for loan and lease losses that follows an incurred loss model under IFRS, but adopt the expected loss model under BRGAAP.

The complete consolidated financial statements under IFRS for 2016 are available on our website: www.itau.com.br/relacoes-com-investidores

Comparison between BRGAAP1 and IFRS

						R$ million
	BRGAAP	Adjustments and Reclassifications [2]	IFRS	BRGAAP	Adjustments and Reclassifications [2]	IFRS
Balance Sheet	Dec 31, 2016			Dec 31, 2015
Total assets	1,425,638	(72,397)	1,353,241	1,359,172	(82,758)	1,276,415
Cash and cash equivalents, reserve requirements, interbank deposits, securities under repurchase agreements, financial assets and derivatives [3]	767,222	(16,395)	750,827	704,487	(14,520)	689,967
Loan operations	491,225	(859)	490,366	473,829	419	474,248
(-) Allowance for loan losses [4]	(37,431)	10,459	(26,972)	(34,078)	7,234	(26,844)
Other financial assets [5]	106,458	(52,541)	53,917	122,637	(69,132)	53,506
Tax assets [6]	61,210	(16,936)	44,274	61,707	(9,557)	52,149
Investments in affiliates and jointly-controlled entities, goodwill, fixed and intangible assets, assets held for sale and other assets	36,954	3,875	40,829	30,590	2,798	33,389
Current and long-term liabilities	1,298,423	(79,397)	1,218,427	1,250,955	(88,600)	1,162,356
Deposits	329,414	-	329,414	292,610	-	292,610
Deposits received under repurchase agreements [3]	366,038	(16,874)	349,164	350,954	(14,311)	336,643
Financial liabilities held for trading, derivatives, interbank and institutional funding	257,167	(228)	256,939	282,575	(288)	282,287
Other financial liabilities [5]	123,604	(51,772)	71,832	137,212	(68.498)	68,715
Provisions for insurance, pension plan and capitalization	156,656	567	157,223	132,053	295	132,349
Provisions and other liabilities	47,874	145	48,019	44,943	(161)	44,781
Tax liabilities [6]	17,670	(11,834)	5,836	10,608	(5,637)	4,971
Total stockholders' equity	127,215	7,599	134,814	108,217	5,842	114,059
Non-controlling interests	11,625	607	12,232	1,755	52	1,807
Total controlling stockholders’ equity [7]	115,590	6,992	122,582	106.462	5.790	112,252

1 BRGAAP represents the accounting practices adopted in Brazil for financial institutions, according to Central Bank of Brazil regulation;

2 Resulted from reclassifications between assets and liabilities and other effects of IFRS adoption;

3 Resulted from the elimination of operations between parent company and exclusive funds (specially PGBL and VGBL) that are consolidated based on the IFRS standards;

4 Implementation of the criteria for calculating the Allowance for Loan Losses as defined in the IFRS model;

5 Differences in accounting, mainly for the Foreign Exchange Portfolio, which started to be considered as net effects of assets and liabilities;

6 Differences in accounting, mainly for deferred taxes, which are now treated as net effects of Assets and Liabilities in each of the consolidated companies;

7 Reconciliation of the Controlling Stockholders’ Equity presented in the following table.

	Equity	Net income
Adjustments	Dec 31, 2016	2016	2015
BRGAAP - value attributable to controlling stockholders	115,590	21,639	23,360
(a) Allowance for loan losses	5,474	1,325	1,645
(b) Adjustment to market value of shares and quotas	164	-	-
(c) Acquisition of interest in Porto Seguro Itaú Unibanco Participações S.A.	459	(15)	(15)
(d) Effective interest rate	(77)	20	37
(e) Lease operations	717	125	592
(f) Other adjustments	255	171	121
IFRS - value attributable to controlling stockholders	122,582	23,263	25,740
IFRS - value attributable to non-controlling interests	12,232	319	416
IFRS - value attributable to controlling stockholders and non-controlling interests	134,814	23,582	26,156

Differences between IFRS and BRGAAP Financial Statements

(a) Under IFRS (IAS 39), loan losses allowances must be made when there is objective evidence that loan operations are impaired (Incurred Loss). Under BRGAAP, the expected loss model is used.8

(b) Under IFRS (IAS 39 and 32), shares and quotas classified as permanents investments were measured at fair value and its gains and losses were recorded directly on Equity, with no impact on the income statement of the period.

(c) Under IFRS, the effect of accounting at fair value of the acquisition of the interest in Porto Seguro Itaú Unibanco Participações S.A. was recognized.

(d) Under IFRS (IAS 39), the assets and financial liabilities measured at amortized cost were recognized according to the methodology of effective interest rate, which appropriates the revenues and costs directly attributed to the acquisition, issue or disposal for the period of operation. Under BRGAAP, expenses and revenues from fees were recognized at the time of contracting these operations

(e) Under IFRS (IAS 17), lease operations are recorded in fixed assets with a contra-entry to Other financial assets. Under BRGAAP, as from September 30, 2015, these contra-entries are recorded in income in accordance with CMN Resolution No. 3,617/08.

(f) The composition of Other Adjustments is made mainly by the difference in the eligibility of hedging cash flow under IFRS and by the reversal of BRGAAP’s Goodwill Amortization.

[8]	For further information see the Complete Financial Statements for the January to December 2016 period.

	2016
Recurring Net Income	BRGAAP	IFRS	Variation
Net income - attributable to controlling stockholders	21,639	23,263	1,624
Exclusion of non-recurring events net of tax effects	583	251	(332)
Increase of social contribution tax rate	-	-	-
Complementary allowance for loan losses [1]	-	-	-
Provision for contingencies – Tax and social security	231	231	-
Change in the accounting treatment of financial lease	-	-	-
Social security fund	(130)	(130)	-
Goodwill amortization	441	-	(441)
Rate increase - Porto Seguro S.A.	-	-	-
Impairment	181	181	-
Program for settlement or installment payment of taxes	(14)	(14)	-
Other	(127)	(18)	109
Recurring net income - attributable to controlling stockholders	22,222	23,514	1,292

(1) Recognition of an additional allowance to the minimum required by Resolution No. 2,682/99 of the National Monetary Council.

Other factors impacting operational performance (not mentioned in other items of this section)

The marketing area is responsible for defining and managing Itaú Unibanco’s marketing strategy in Brazil and abroad, and its focus is on the market, clients, partners, suppliers, and employees. Commercial and institutional priorities are defined on a yearly basis, as well as the overall marketing amount allocated for the year. Financial sponsorships are determined according with the Itaú Unibanco’s policy, which establishes the rules, procedures and responsibilities of the bank’s internal areas in connection with the related sponsorships.

As disclosed in our financial statements under BRGAAP (Note 13 – Breakdown of accounts), expenses on advertising, promotions and publications totaled R$973 million on December 31, 2016, R$1,039 million on December 31, 2015 and R$950 million on December 31, 2014, respectively.

ATTACHMENT III

ATTACHMENT 9-1-II OF THE CVM INSTRUCTION 481/09 - PROPOSAL FOR ALLOCATION OF PROFITS

Allocation of Net Income

We propose that the net income for the year reported in the financial statements at December 31, 2016 according to the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil (BACEN), in the amount of R$18,853,195,000.81, is allocated as follows: (a) R$942,659,750.04 to the legal reserve; (b) R$11,573,622,470.67 to the payment of dividends and interest on capital, pursuant to Article 9 of Law No. 9,249/95, and (c) R$6,336,912,780.10 to statutory reserves, of which R$3.168.456.390,05 to the reserve for dividend equalization, R$1,267,382,556.02 to the reserve for working capital increase, and R$1,901,073,834.03 to the reserve for capital increase in investees.

We inform that all reported data, except when otherwise indicated, refers to individual data of Itaú Unibanco.

We make monthly dividend payments, based on the stockholding position on the last working day of the prior month, on the first working day of the subsequent month, as well as, at the discretion of the Board of Directors, additional payments (half yearly), for which the Board of Directors defines the base date for the stockholding position and payment date. Regarding half-yearly payments, management verifies the existing earnings, defines the amount of dividends that should be distributed as mandatory, calculates the monthly amount already declared and, finally, estimates the balance payable of mandatory minimum dividends. This amount is declared as a dividend “additional” to that paid monthly. As resolved by the Board of Directors, interest on capital can be paid, including the interest on capital paid or credited to the amount of mandatory dividend, as provided for in Article 9, paragraph 7 of Law No. 9,249/95.

For further information, see the items below, which were prepared in compliance with the requirements of Attachment 9-1-II to CVM Instruction 481/09.

1.	Inform the net income for the year

R$18,853,195,000.81.

2.	Inform the total and per share amount of dividends, including dividend advances and interest on capital already declared

The total amount distributed as dividend advances and interest on capital was R$11,573,622,470.67 (gross), of which R$10,000,361,518.76 is net of taxes. Such amount corresponds to the percentage of net income indicated in item 3 below, and is higher than the amount determined as mandatory minimum dividend. Therefore, a proposal will be submitted to the Annual Stockholders’ Meeting for ratification of declarations and distributions already made, and no new declaration will be proposed.

Net amount per share: R$1.5789.

The payment of dividends is tax-free for all stockholders. The payment of interest on capital to stockholders, including holders of American Depositary Receipts (ADRs), whether Brazilian residents or not, is subject to withholding income tax in Brazil at 15%, or at 25% to stockholders residents or domiciled in a jurisdiction deemed to be a tax haven or under a privileged tax regime. Stockholders that are proven immune or exempt are not subject to this withholding tax.

3.	Inform the percentage of distributed net income for the year

The net amount distributed as dividends and interest on capital corresponds to 53% of net income for the year and 56% of net income for the year adjusted for the amount allocated to the Legal Reserve.

4.	Inform the total and per share amounts of distributed dividends based on the net income for prior years

None.

5.	Deducted from any dividend advances and interest on capital already declared, inform:

a. the gross amount of dividends and interest on capital, separately, per share type and class

No proposal will be submitted to the Annual Stockholders’ Meeting for declaration of dividends or interest on capital additional to those already declared.

b. the payment methods and terms of payment of dividends and interest on capital

As mentioned in sub item “a” of this item, the mandatory dividend and interest on capital related to 2016 have been fully declared by the Board of Directors and paid to stockholders, and no new declaration will be proposed to the Meeting. The payment dates are shown in item 6 of this document. Stockholders can receive the amounts due as follows:

•	Holders of ADRs:

The payment is made directly to the depository bank abroad (Bank of New York Mellon), which will be responsible for transferring it to the stockholders.

•	Duly registered stockholders who hold current accounts with Itaú Unibanco S.A.:

The payment is made through direct credit to the respective current accounts.

•	Stockholders who hold current accounts with other banks that have already informed about the bank/ branch/ current account:

The payment is made through wire transfer (DOC or TED), according to the respective amounts.

•	Stockholders whose shares are deposited in fiduciary custodies of BM&FBOVESPA:

The payment is made directly to BM&FBOVESPA via BM&FBOVESPA´s services of Centralize Depositary (former CBLC), which will be responsible for transferring it to stockholders, through depositor brokerage firms.

•	Holders of bearer shares not yet converted into book-entry shares:

The payment will be made after the delivery of the corresponding certificates for the mandatory conversion.

c. Possible restatement and interest on dividends and interest on capital

None.

d. Date of the declaration of payment of dividends and interest on capital considered in the identification of stockholders who will be entitled to receive them

See sub item “a” of this item.

6.	Inform the amounts of dividends or interest on capital already declared and date of respective payments

		Stockholding	Payment		PAYMENT		Total net
Year	Base period	position	date	Type of event	(R$ per share) (*)		per share
					Gross	Net
2017	January	12.29.2016	02.01.2017	Dividends	0.015000	0.015000
2016	Interest on capital Supplementary dividends	02.20.2017	03.03.2017	Interest on capital Supplementary dividends	0.775400	0.659090	1.578900
	Interest on capital	12.22.2016	03.03.2017	Interest on capital	0.471400	0.400690
	December	11.30.2016	01.02.2017	Dividends	0.015000	0.015000
	November	10.31.2016	12.01.2016	Dividends	0.015000	0.015000
	October	09.30.2016	11.01.2016	Dividends	0.015000	0.015000
	September	08.31.2016	10.03.2016	Dividends	0.015000	0.015000
	Interest on capital Supplementary dividends	08.12.2016	08.25.2016	Interest on capital Supplementary dividends	0.399000	0.339150
	August	07.29.2016	09.01.2016	Dividends	0.015000	0.015000
	July	06.30.2016	08.01.2016	Dividends	0.015000	0.015000
	June	05.31.2016	07.01.2016	Dividends	0.015000	0.015000
	May	04.29.2016	06.01.2016	Dividends	0.015000	0.015000
	April	03.31.2016	05.02.2016	Dividends	0.015000	0.015000
	March	02.29.2016	04.01.2016	Dividends	0.015000	0.015000
	February	01.29.2016	03.01.2016	Dividends	0.015000	0.015000
	January	12.30.2015	02.01.2016	Dividends	0.015000	0.015000

7.	Provide a comparative table indicating the following per share amounts by type and class:

a.	Net income for the year and the previous three (3) years

			R$
	2016	2015	2014
Net income	18,853,195,000.81	21,083,795,611.07	17,391,556,878.39
Net income per share	2.89	3.52	3.18
Net income per share – adjusted for the effects of bonus	2.89	3.20	2.63

For calculation of net income per share, the net income is divided by the number of shares outstanding at the closing date of the year.

b.	Dividend and interest on capital distributed in the previous three (3) years

			R$
	2016	2015	2014
Common shares	1,5789	1,2376	1,2204
Preferred shares	1,5789	1,2376	1,2204

For calculation of dividend/interest on capital per share, the dividend/interest on capital is divided by the number of shares outstanding at the closing date of the year.

8.	In the event of any allocation of earnings to the legal reserve

a.	Inform the amount allocated to the legal reserve

R$942,659,750.04.

b.	Detail the calculation method of the legal reserve

Pursuant to Article 193 of the Brazilian Corporate Law and of item 13.1 of our Bylaws, five percent (5%) was allocated for setting up the Legal Reserve, which shall not exceed twenty percent (20%) of capital stock.

9.	In the event the company has preferred shares entitled to fixed or minimum dividends

a.	Describe the calculation method of fixed or minimum dividends

Annual minimum dividend of R$0,022 per share, adjusted for split or reverse split of shares.

b.	Inform whether the earnings for the year is sufficient for the full payment of fixed or minimum dividends

The earnings for the year were sufficient for the full payment of minimum dividends.

c.	Identify whether any unpaid portion is cumulative

Minimum dividends are not cumulative.

d.	Inform the total amount of fixed or minimum dividends paid to each class of preferred shares

We do not have different classes of preferred shares. The total amount of minimum dividends statutorily established to our preferred shares would be R$69,541,095.01.

e.	Identify any fixed or minimum dividends paid per preferred share of each class

We do not have different classes of preferred shares.

10.	For the mandatory dividend

a.	Describe the calculation method stipulated in the bylaws

Stockholders are entitled to receive as mandatory dividend, in each year, the minimum amount of twenty five per cent (25%) of net income computed in the same year, adjusted by the addition or deduction of the amounts specified in letters "a" and "b" of item I of Article 202 of the Brazilian Corporate Law and in compliance with items II and III of the same legal provision.

b.	Inform whether it was fully paid

The mandatory dividend was fully paid, pursuant to item 6 above.

c.	Inform any possibly retained amount

There were no retained amounts.

11.	In the event of any mandatory dividend retained due to the company’s financial condition

There were no retained mandatory dividend.

12.	In the event of any allocation of earnings to the reserve for contingencies

No allocation of earnings to the reserve for contingencies was made.

13.	In the event of any allocation of earnings to the realizable profit reserve

No allocation of earnings to the realizable profit reserve.

14.	In the event of any allocation of earnings to the statutory reserves

a.	Describe the statutory clauses that set forth the reserve

Upon proposal of the Board of Directors, the Annual Stockholders' Meeting may resolve to set up the following reserves: I – reserve for dividend equalization; II – reserve for working capital increase; III - reserve for capital increase in investees.

The reserve for dividend equalization will be limited to 40% of the value of our capital stock, for the purpose of assuring funds for paying dividends, including interest on capital, or its advances, with the objective of maintaining a payment flow to stockholders, being composed with funds: a) equivalent to up to 50% of the net income for the year, adjusted pursuant to Article 202 of the Brazilian Corporate Law; (b) equivalent to up to 100% of the realized portion of Revaluation Reserves, recorded as retained earnings; (c) equivalent to up to 100% of the amount of the adjustments from previous years, recorded as retained earnings; and (d) credits corresponding to the dividend advances.

The reserve for working capital increase will be limited to 30% of the amount of capital stock, and its purpose is to guarantee funds for the company’s operations, being composed of funds equivalent to up to 20% of net income for the year, adjusted pursuant to Article 202 of the Brazilian Corporate Law.

The reserve for capital increase in investees will be limited to 30% of the amount of capital stock, and its purpose is to guarantee the right of first refusal in capital increases of investees, being composed of funds equivalent to up to 50% of net income for the year, adjusted pursuant to Article 202 of the Brazilian Corporate Law.

Upon proposal of the Board of Directors, portions of these reserves will be periodically capitalized so that the respective amount does not exceed the limit of 95% of capital stock. The balance of these reserves, added to the Legal Reserve, may not exceed capital stock.

b.	Amount allocated to the statutory reserves

R$3,168,456,390.05 to the reserve for dividend equalization, R$1,267,382,556.02 to the reserve for working capital increase, and R$1,901,073,834.03 to the reserve for capital increase in investees.

c.	Calculation method of the amount allocated to the reserve

The calculation method follows the guidelines of the Bylaws, allocating up to 50% of net income for the year to set up the reserve for dividend equalization, up to 20% of net income for the year to set up the reserve for working capital Increase and up to 50% of net income for the year to set up the reserve for capital increase in investees.

15.	In the event of any retention of earnings stipulated in capital budget

There were no retained amounts.

16.	In case of any allocation of earnings to the reserve for tax incentives

There were no allocation of earnings to the reserve for tax incentives.

ATTACHMENT IV

ITEMS 12.5 TO 12.10 OF ATTACHMENT 24 OF THE CVM INSTRUCTION 480/09

With respect to each member of the Issuer’s Board of Directors, which reelection and election will be proposed by the controlling stockholder, see the following information:

12.5. to 12.8 (with exception to item 12.5 “m”)
Name		PEDRO MOREIRA SALLES	ROBERTO EGYDIO SETUBAL	ALFREDO EGYDIO SETUBAL
Date of birth		10.20.1959	10.13.1954	09.01.1958
Profession		Banker	Engineer	Business administrator
Individual Taxpayer’s Registry (CPF) number		551.222.567-72	007.738.228-52	014.414.218-07
Elected by the controlling stockholder		yes	yes	yes
Independent member (1)		no	no	no
Description of any of the following events that may have taken place over the last five years: i. Any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity.		no	no	no
Other positions held or functions currently performed at the Issuer		Chairman of the Board of Directors (Non-executive director)	Vice-Chairman of the Board of Directors, (Executive director) and CEO (with end of term of office estimated for April 2017).	Member of the Board of Directors (Non-executive director)
		Chairman of the Nomination and Corporate Governance Committee	Member of the Capital and Risk Management Committee	Member of the Disclosure and Trading Committee
		Member of the Strategy Committee	Member of the Strategy Committee	Member of the Nomination and Corporate Governance Committee
		Chairman of the Personnel Committee	Member of the Personnel Committee	Member of the Capital and Risk Management Committee
		Chairman of the Compensation Committee		Member of the Personnel Committee
Board of Directors (11 meetings)	Office held	Member	Member	Member
	Date of election	04.19.2017	04.19.2017	04.19.2017
	Date of investiture
	Term of office	Annual	Annual	Annual
	Number of consecutive terms of office (2)	9	9	9
	Percentage of attendance at meetings held (3)	100	100	100
Compensation Committee (2 meetings)	Office held	Member
	Date of election	04.27.2017
	Date of investiture
	Term of office	Annual
	Number of consecutive terms of office (2)	7
	Percentage of attendance at meetings held (3)	100
Strategy Committee (3 meetings)	Office held	Member	Member
	Date of election	04.27.2017	04.27.2017
	Date of investiture
	Term of office	Annual	Annual
	Number of consecutive terms of office (2)	8	8
	Percentage of attendance at meetings held (3)	100	100
Nomination and Corporate Governance Committee (6 meetings)	Office held	Member		Member
	Date of election	04.27.2017		04.27.2017
	Date of investiture
	Term of office	Annual		Annual
	Number of consecutive terms of office (2)	8		8
	Percentage of attendance at meetings held (3)	100		100
Personnel Committee (3 meetings)	Office held	Member	Member	Member
	Date of election	04.27.2017	04.27.2017	04.27.2017
	Date of investiture
	Term of office	Annual	Annual	Annual
	Number of consecutive terms of office (2)	8	8	2
	Percentage of attendance at meetings held (3)	100	100	100
Capital and Risk Management Committee (4 meetings)	Office held		Member	Member
	Date of election		04.27.2017	04.27.2017
	Date of investiture
	Term of office		Annual	Annual
	Number of consecutive terms of office (2)		8	2
	Percentage of attendance at meetings held (3)		100	75

(1) An independent director is characterized by one that has neither a commercial relationship nor one of any other nature with the company, with a company under the same control, with a controlling stockholder or with a member of the management body which could (i) result in a conflict of interests; or (ii) affect his/her capacity and impartiality of analysis and point of view;

(2) For consecutive terms of office, the following criteria were used: (a) they started to be counted from the Itaú Unibanco merger occurred on November 3, 2008; (b) inclusion of terms of office with periods below one year when the member joined the company and the annual term of office had already begun; and (c) inclusion of current terms of office in progress;

(3) The meetings held from the date of the members’ investiture until February 6, 2017 were taken into account to calculate the percentage of attendance at meetings held.

12.5. to 12.8 (with exception to item 12.5 “m”)
Name		FÁBIO COLLETTI BARBOSA	GERALDO JOSÉ CARBONE	GUSTAVO JORGE LABOISSIÈRE LOYOLA
Date of birth		10.03.1954	08.02.1956	12.19.1952
Profession		Business administrator	Economist	Economist
Individual Taxpayer’s Registry (CPF) number		771.733.258-20	952.589.818-00	101.942.071-53
Elected by the controlling stockholder		yes	yes	yes
Independent member (1)		yes	no	yes
Description of any of the following events that may have taken place over the last five years: i. Any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity.		no	no	no
Other positions held or functions currently performed at the Issuer		Member of the Board of Directors (Independent director)		Member of the Board of Directors (Independent director)
		Member of the Strategy Committee		Member of the Capital and Risk Management Committee
		Member of the Nomination and Corporate Governance Committee		Member of the Related Parties Committee
		Member of the Personnel Committee		Member of the Compensation Committee
Board of Directors (11 meetings)	Office held	Member	Membro	Member
	Date of election	04.19.2017	04.19.2017	04.19.2017
	Date of investiture
	Term of office	Annual	Annual	Annual
	Number of consecutive terms of office (2)	2	0	9
	Percentage of attendance at meetings held (3)	100	0	100
Nomination and Corporate Governance Committee (6 meetings)	Office held	Member
	Date of election	04.27.2017
	Date of investiture
	Term of office	Annual
	Number of consecutive terms of office (2)	2
	Percentage of attendance at meetings held (3)	100
Personnel Committee (3 meetings)	Office held	Member
	Date of election	04.27.2017
	Date of investiture
	Term of office	Annual
	Number of consecutive terms of office (2)	2
	Percentage of attendance at meetings held (3)	100
Capital and Risk Management Committee (4 meetings)	Office held			Member
	Date of election			04.27.2017
	Date of investiture
	Term of office			Annual
	Number of consecutive terms of office (2)			8
	Percentage of attendance at meetings held (3)			100
Strategy Committee (3 meetings)	Office held	Member
	Date of election	04.27.2017
	Date of investiture
	Term of office	Annual
	Number of consecutive terms of office (2)	2
	Percentage of attendance at meetings held (3)	100
Compensation Committee (2 meetings)	Office held			Member
	Date of election			04.27.2017
	Date of investiture
	Term of office			Annual
	Number of consecutive terms of office (2)			1
	Percentage of attendance at meetings held (3)			100
Related Parties Committee (7 meetings)	Office held			Member
	Date of election			04.27.2017
	Date of investiture
	Term of office			Annual
	Number of consecutive terms of office (2)			4
	Percentage of attendance at meetings held (3)			100

(1) An independent director is characterized by one that has neither a commercial relationship nor one of any other nature with the company, with a company under the same control, with a controlling stockholder or with a member of the management body which could (i) result in a conflict of interests; or (ii) affect his/her capacity and impartiality of analysis and point of view;

(2) For consecutive terms of office, the following criteria were used: (a) they started to be counted from the Itaú Unibanco merger occurred on November 3, 2008; (b) inclusion of terms of office with periods below one year when the member joined the company and the annual term of office had already begun; and (c) inclusion of current terms of office in progress;

(3) The meetings held from the date of the members’ investiture until February 6, 2017 were taken into account to calculate the percentage of attendance at meetings held.

12.5. to 12.8 (with exception to item 12.5 “m”)
Name		JOÃO MOREIRA SALLES	JOSÉ GALLÓ	MARCO AMBROGIO CRESPI BONOMI
Date of birth		04.11.1981	09.11.1951	05.06.1956
Profession		Economist	Business administrator	Economist
Individual Taxpayer’s Registry (CPF) number		295.520.008-58	032.767.670-15	700.536.698-00
Elected by the controlling stockholder		yes	yes	yes
Independent member (1)		no	yes	no
Description of any of the following events that may have taken place over the last five years: i. Any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity.		no	no	no
Other positions held or functions currently performed at the Issuer			Member of the Board of Directors (Independent director)	General Manager (with end of term of office estimated for April 2017).
			Member of the Personnel Committee

Board of Directors (11 meetings)	Office held	Member	Member	Member
	Date of election	04.19.2017	04.19.2017	04.19.2017
	Date of investiture
	Term of office	Annual	Annual	Annual
	Number of consecutive terms of office (2)	0	1	0
	Percentage of attendance at meetings held (3)	0	90.91	0
Compensation Committee (2 meetings)	Office held
	Date of election
	Date of investiture
	Term of office
	Number of consecutive terms of office (2)
	Percentage of attendance at meetings held (3)
Related Parties Committee (7 meetings)	Office held
	Date of election
	Date of investiture
	Term of office
	Number of consecutive terms of office (2)
	Percentage of attendance at meetings held (3)
Capital and Risk Management Committee (4 meetings)	Office held
	Date of election
	Date of investiture
	Term of office
	Number of consecutive terms of office (2)
	Percentage of attendance at meetings held (3)
Personnel Committee (3 meetings)	Office held		Member
	Date of election		04.27.2017
	Date of investiture
	Term of office		Annual
	Number of consecutive terms of office (2)		1
	Percentage of attendance at meetings held (3)		66.67

(1) An independent director is characterized by one that has neither a commercial relationship nor one of any other nature with the company, with a company under the same control, with a controlling stockholder or with a member of the management body which could (i) result in a conflict of interests; or (ii) affect his/her capacity and impartiality of analysis and point of view;

(2) For consecutive terms of office, the following criteria were used: (a) they started to be counted from the Itaú Unibanco merger occurred on November 3, 2008; (b) inclusion of terms of office with periods below one year when the member joined the company and the annual term of office had already begun; and (c) inclusion of current terms of office in progress;

(3) The meetings held from the date of the members’ investiture until February 6, 2017 were taken into account to calculate the percentage of attendance at meetings held.

12.5. to 12.8 (with exception to item 12.5 “m”)
Name		PEDRO LUIZ BODIN DE MORAES	RICARDO VILLELA MARINO	AMOS GENISH
Date of birth		07.13.1956	01.28.1974	10.26.1960
Profession		Economist	Engineer	Economist
Individual Taxpayer’s Registry (CPF) number		548.346.867-87	252.398.288-90	009.194.169-50
Elected by the controlling stockholder		yes	yes	yes
Independent member (1)		yes	no	yes
Description of any of the following events that may have taken place over the last five years: i. Any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity.

		no	no	no

Other positions held or functions currently performed at the Issuer		Member of the Board of Directors (Independent director)	Member of the Board of Directors (Executive director)
		Chairman of the Capital and Risk Management Committee	Member of the Strategy Committee
		Member of the Compensation Committee
		Member of the Related Parties Committee
Board of Directors (11 meetings)	Office held	Member	Member	Member
	Date of election	04.19.2017	04.19.2017	04.19.2017
	Date of investiture
	Term of office	Annual	Annual	Annual
	Number of consecutive terms of office (2)	9	9	0
	Percentage of attendance at meetings held (3)	72.73	100	0
Compensation Committee (2 meetings)	Office held	Member
	Date of election	04.27.2017
	Date of investiture
	Term of office	Annual
	Number of consecutive terms of office (2)	7
	Percentage of attendance at meetings held (3)	100
Strategy Committee (3 meetings)	Office held		Member
	Date of election		04.27.2017
	Date of investiture
	Term of office		Annual
	Number of consecutive terms of office (2)		7
	Percentage of attendance at meetings held (3)		100
Related Parties Committee (7 meetings)	Office held	Member
	Date of election	04.27.2017
	Date of investiture
	Term of office	Annual
	Number of consecutive terms of office (2)	4
	Percentage of attendance at meetings held (3)	100
Capital and Risk Management Committee (4 meetings)	Office held	Member
	Date of election	04.27.2017
	Date of investiture
	Term of office	Annual
	Number of consecutive terms of office (2)	8
	Percentage of attendance at meetings held (3)	100
Personnel Committee (3 meetings)	Office held
	Date of election
	Date of investiture
	Term of office
	Number of consecutive terms of office (2)
	Percentage of attendance at meetings held (3)

(1) An independent director is characterized by one that has neither a commercial relationship nor one of any other nature with the company, with a company under the same control, with a controlling stockholder or with a member of the management body which could (i) result in a conflict of interests; or (ii) affect his/her capacity and impartiality of analysis and point of view;

(2) For consecutive terms of office, the following criteria were used: (a) they started to be counted from the Itaú Unibanco merger occurred on November 3, 2008; (b) inclusion of terms of office with periods below one year when the member joined the company and the annual term of office had already begun; and (c) inclusion of current terms of office in progress;

(3) The meetings held from the date of the members’ investiture until February 6, 2017 were taken into account to calculate the percentage of attendance at meetings held.

With respect to each member of the Issuer’s Fiscal Council, which reelection and election will be proposed by the holders of controlling and preferred shares (Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI), respectively, information is as follows:

12.5. to 12.8 (with exception to item 12.5 “m”)
	Name	ALKIMAR RIBEIRO MOURA	JOSÉ CARUSO CRUZ HENRIQUES	CARLOS ROBERTO DE ALBUQUERQUE SÁ
	Date of birth	08.09.1941	12.31.1947	01.31.1950
	Profession	Economist	Lawyer	Economist
	Individual Taxpayer’s Registry (CPF) number	031.077.288-53	372.202.688-15	212.107.217-91
	Elected by the controlling stockholder	yes	yes	No (nominated by Stockholder Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI, holder of preferred shares).
	Independent member	not applicable	not applicable	not applicable
	Description of any of the following events that may have taken place over the last five years: i. Any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity.	no	no	no
	Other positions held or functions currently performed at the Issuer	President of the Fiscal Council	Effective member of the Fiscal Council	Effective member of the Fiscal Council
Fiscal Council (3 meetings)	Office held	Member	Member	Member
	Date of election	04.19.2017	04.19.2017	04.19.2017
Date of investiture
	Term of office	Annual	Annual	Annual
	Number of consecutive terms of office (2)	1	6 (9)	2 (9)
	Percentage of attendance at meetings held (3)	100	100	100

	Name	JOÃO COSTA	REINALDO GUERREIRO	EDUARDO AZEVEDO DO VALLE
	Date of birth	08.10.1950	02.10.1953	05.24.1957
	Profession	Economist	Bachelor’s degree in Accounting	Engineer
	Individual Taxpayer’s Registry (CPF) number	476.511.728-68	503.946.658-72	598.809.967-04
	Elected by the controlling stockholder	yes	yes	No (nominated by Stockholder Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI, holder of preferred shares).
	Independent member	not applicable	not applicable	not applicable
	Description of any of the following events that may have taken place over the last five years: i. Any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity.	no	no	no
	Other positions held or functions currently performed at the Issuer	Alternate member of the Fiscal Council		Alternate member of the Fiscal Council
Fiscal Council (3 meetings)	Office held	Member	Member	Member
	Date of election	04.19.2017	04.19.2017	04.19.2017
Date of investiture
	Term of office	Annual	Annual	Annual
	Number of consecutive terms of office (2)	8	0	1
	Percentage of attendance at meetings held (3)	0	0	0

(2) For consecutive terms of office, the following criteria were used: (a) they started to be counted from the Itaú Unibanco merger occurred on November 3, 2008; (b) inclusion of terms of office with periods below one year when the member joined the company and the annual term of office had already begun; and (c) inclusion of current terms of office in progress;

(3) The meetings held from the date of the members’ investiture until February 6, 2017 were taken into account to calculate the percentage of attendance at meetings held.

(9) For consecutive terms of office, the period considered the terms of office as alternate member and as effective member.

With respect to the composition of the Audit Committee, the information is as follows:

12.5. to 12.8 (with exception to item 12.5 “m”)
	Name	GERALDO TRAVAGLIA FILHO	ANTONIO FRANCISCO DE LIMA NETO	DIEGO FRESCO GUTIERREZ
	Date of birth	05.26.1951	06.13.1965	01.24.1970
	Profession	Business administrator	Economist	Accountant
	Individual Taxpayer’s Registry (CPF) number	573.620.338-34	231.877.943-00	214.970.328-90
	Elected by the controlling stockholder	yes	yes	yes
	Independent member (4)	yes	yes	yes
	Description of any of the following events that may have taken place over the last five years: i. Any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity.	no	no	no
	Other positions held or functions currently performed at the Issuer	Chairman of the Audit Committee	Effective member of the Audit Committee	Effective member of the Audit Committee
Audit Committee (37 meetings)	Office held	Member	Member	Member
	Date of election	04.27.2017	04.27.2017	04.27.2017
Date of investiture
	Term of office	Annual	Annual	Annual
	Number of consecutive terms of office (2)	5	2	4
	Percentage of attendance at meetings held (3)	100	100	100

	Name	MARIA HELENA DOS SANTOS FERNANDES DE SANTANA	ROGÉRIO PAULO CALDERÓN PERES
	Date of birth	06.23.1959	02.02.1962
	Profession	Economist	Business administrator
	Individual Taxpayer’s Registry (CPF) number	036.221.618-50	035.248.608-26
	Elected by the controlling stockholder	yes	yes
	Independent member (4)	yes	yes
	Description of any of the following events that may have taken place over the last five years: i. Any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity.	no	no
	Other positions held or functions currently performed at the Issuer	Effective member of the Audit Committee	Effective member of the Audit Committee
Audit Committee (37 meetings)	Office held	Member	Member
	Date of election	04.27.2017	04.27.2017
Date of investiture
	Term of office	Annual	Annual
	Number of consecutive terms of office (2)	3	1
	Percentage of attendance at meetings held (3)	91.89	100 (8)

(2) For consecutive terms of office, the following criteria were used: (a) they started to be counted from the Itaú Unibanco merger occurred on November 3, 2008; (b) inclusion of terms of office with periods below one year when the member joined the company and the annual term of office had already begun; and (c) inclusion of current terms of office in progress;

(3) The meetings held from the date of the members’ investiture until February 6, 2017 were taken into account to calculate the percentage of attendance at meetings held.

(4) All the members of the Audit Committee are considered independent, in conformity with the applicable regulation and under the terms and conditions of the Audit Committee Regulation, and may not be, or may not have been, in the past twelve months, (i) an officer of Itaú Unibanco or its controlled and affiliate companies; (ii) an employee of Itaú Unibanco or its controlled and affiliate companies; (iii) responsible technician, officer, manager, supervisor or any other member of staff, with a managerial function, of the team involved in external audit work for Itaú Unibanco or its controlled and affiliate companies; (iv) a member of the Fiscal Council of Itaú Unibanco or its controlled and affiliate companies; (v) a controller of Itaú Unibanco or its controlled and affiliate companies or (vi) a natural person, holder of a direct or indirect participation of more than ten percent of the voting stock of Itaú Unibanco or its controlled and affiliate companies;

(8) The meetings held from the date of investiture of the Member of the Audit Committee, Rogério Paulo Calderón Peres, at December 22, 2016 until February 6, 2017 were taken into account to calculate the percentage of attendance at meetings held.

With respect to each member of the Issuer’s Disclosure and Trading Committee, see the following information:

12.5. to 12.8 (with exception to item 12.5 “m”)
	Name	ALEXSANDRO BROEDEL LOPES	ALFREDO EGYDIO SETUBAL	ÁLVARO FELIPE RIZZI RODRIGUES
	Date of birth	10.05.1974	09.01.1958	03.28.1977
	Profession	Accountant	Business administrator	Lawyer
	Individual Taxpayer’s Registry (CPF) number	031.212.717-09	014.414.218-07	166.644.028-07
	Elected by the controlling stockholder	yes	yes	yes
	Independent member (1)	no	no	no
	Description of any of the following events that may have taken place over the last five years: i. Any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity.	no	no	no
	Other positions held or functions currently performed at the Issuer	Member of the Disclosure and Trading Committee	Member of the Board of Directors (Non- executive director)	Member of the Disclosure and Trading Committee
		Executive Officer	Member of the Disclosure and Trading Committee	Officer
Member of the Nomination and Corporate Governance Committee
Member of the Capital and Risk Management Committee
Member of the Personnel Committee
Disclosure and Trading Committee (4 meetings)	Office held	Member	Member	Member
	Date of election (5)	not applicable	not applicable	not applicable
	Date of investiture (5)	not applicable	not applicable	not applicable
	Term of office	Annual	Annual	Annual
	Number of consecutive terms of office (6)	4	9	3
	Percentage of attendance at meetings held (7)	25	75	100

	Name	CAIO IBRAHIM DAVID	CARLOS HENRIQUE DONEGÁ AIDAR	FERNANDO MARSELLA CHACON RUIZ
	Date of birth	01.20.1968	10.19.1965	08.29.1965
	Profession	Engineer	Economist	Mathematician
	Individual Taxpayer’s Registry (CPF) number	101.398.578-85	076.630.558-96	030.086.348-93
	Elected by the controlling stockholder	yes	yes	yes
	Independent member (1)	no	no	no
	Description of any of the following events that may have taken place over the last five years: i. Any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity.	no	no	no
	Other positions held or functions currently performed at the Issuer	Member of the Disclosure and Trading Committee	Member of the Disclosure and Trading Committee	Member of the Disclosure and Trading Committee
Executive Vice-President
Disclosure and Trading Committee (4 meetings)	Office held	Member	Member	Member
	Date of election (5)	not applicable	not applicable	not applicable
	Date of investiture (5)	not applicable	not applicable	not applicable
	Term of office	Annual	Annual	Annual
	Number of consecutive terms of office (6)	7	3	8
	Percentage of attendance at meetings held (7)	100	100	100

(1) An independent director is characterized by one that has neither a commercial relationship nor one of any other nature with the company, with a company under the same control, with a controlling stockholder or with a member of the management body which could (i) result in a conflict of interests; or (ii) affect his/her capacity and impartiality of analysis and point of view;

(5) There is no election and office taking formally established for this Committee (non -statutory);

(6) For consecutive terms of office, the following criteria were used: (a) they started to be counted from the Itaú Unibanco merger occurred on November 3, 2008; and (b) current terms of office in progress;

(7) For the purpose of calculating the percentage of meeting attendance the meetings held in the period from April 19, 2016 to January 24, 2017 were considered.

12.5. TO 12.8 (with exception to item 12.5 “m”)
	Name	LEILA CRISTIANE BARBOZA BRAGA DE MELO	MARCELO KOPEL
	Date of birth	10.04.1971	11.05.1964
	Profession	Lawyer	Business administrator
	Individual Taxpayer’s Registry (CPF) number	153.451.838-05	059.369.658-13
	Elected by the controlling stockholder	yes	yes
	Independent member (1)	no	no
	Description of any of the following events that may have taken place over the last five years: i. Any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity.	no	no
	Other positions held or functions currently performed at the Issuer	Member of the Disclosure and Trading Committee	Chairman of the Disclosure and Trading Committee
		Executive Officer	Investor Relations Officer
Officer
Disclosure and Trading Committee (4 meetings)	Office held	Member	Member
	Date of election (5)	not applicable	not applicable
	Date of investiture (5)	not applicable	not applicable
	Term of office	Annual	Annual
	Number of consecutive terms of office (6)	5	3
	Percentage of attendance at meetings held (7)	50	100

(1) An independent director is characterized by one that has neither a commercial relationship nor one of any other nature with the company, with a company under the same control, with a controlling stockholder or with a member of the management body which could (i) result in a conflict of interests; or (ii) affect his/her capacity and impartiality of analysis and point of view;

(5) There is no election and office taking formally established for this Committee (non-statutory);

(6) For consecutive terms of office, the following criteria were used: (a) they started to be counted from the Itaú Unibanco merger occurred on November 3, 2008; and (b) current terms of office in progress;

(7) For the purpose of calculating the percentage of meeting attendance the meetings held in the period from April 19, 2016 to January 24, 2017 were considered.

With respect to each member see below the information about item 12.5 "m":

I - Main professional experience for the past five years, indicating:

• Company's name and activity sector;

•Position and functions inherent in the position;

• Whether the company is part of (i) the Issuer's economic group or (ii) is controlled by an Issuer's direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities.

II – All management positions he/she holds in other companies or third sector organizations

BOARD OF DIRECTORS

Name: PEDRO MOREIRA SALLES
Companies that are part of the Issuer's economic group:

Itaú Unibanco Holding S.A.: Chairman of the Board of Directors since August 2009 (non-executive director); Chairman of the Nomination and Corporate Governance and Personnel committees since August 2009, and of the Compensation Committee since February 2011; Member of the Strategy Committee since 2009, Chairman of the Strategy Committee from August 2009 to 2016; Executive Vice- President from November 2008 to August 2009.

Main activity of the company: Holding company.

Banco Itaú BBA S.A.: Vice-Chairman of the Board of Directors from February 2010 to April 2012.

Main activity of the company: Multiple-service banking, with investment portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Vice-Chairman of the Board of Directors and Chief Executive Officer from September 2004 to November 2008.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Unibanco Holdings S.A.: Vice-Chairman of the Board of Directors from March 2008 to November 2008 and Chief Executive Officer from March 2007 to November 2008.

Main activity of the company: Holding company.

Unibanco Seguros S.A.: Chairman of the Board of Directors from December 1995 to February 2009.

Main activity of the company: Insurance.

E. Johnston Representação e Participações S.A.: Chairman of the Board of Directors from 2001 to February 2009.

Main activity of the company: Holding company.

Companies controlled by an Issuer's direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities:

Companhia E. Johnston de Participações: Chairman of the Board of Directors since 2008 and Chief Executive Officer since 2008.

Main activity of the company: Holding company.

IUPAR - Itaú Unibanco Participações S.A.: Member of the Board of Directors since November 2008 and Chairman of the Board of Directors from November 2008 to April 2012.

Main activity of the company: Holding company.

Atividade principal da empresa: Holding.

Other companies or third sector organizations:

Porto Seguro S.A.: Vice-Chairman of the Board of Directors from November 2009 to March 2012.

Main activity of the company: Holding company.

Totvs S.A.: Member of the Board of Directors since March 2010.

Main activity of the company: Communication and Information Technology.

Academic background:	Bachelor’s degree, magna cum laude in Economics and History from the University of California, Los Angeles, and attended the International Relations program at Yale University and the OPM – Owner/President Management Program at Harvard University.

Name: ROBERTO EGYDIO SETUBAL
Companies that are part of the Issuer's economic group:

Itaú Unibanco Holding S.A.: Vice-Chairman of the Board of Directors (executive director) since March 2003, Chief Executive Officer since November 1995, Chairman of the International Advisory Board from March 2003 to April 2009; member of the Strategy and Personnel committees since August 2009; member of the Capital and Risk Management Committee since June 2008; member of the Nomination and Compensation Committee from May 2006 to April 2009; and member of the Accounting Policies Committee from May 2008 to April 2009.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Chief Executive Officer from April 1994 to March 2015; General Manager from July 1990 to April 1994; member of the Board of Directors from May 1991 to March 2003.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco Itaú BBA S.A.: Chairman of the Board of Directors from November 2004 to April 2015.

Main activity of the company: Multiple-service banking, with investment portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Chief Executive Officer from November 2008 to April 2011.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Itauseg Participações S.A.: Chairman of the Board of Directors from July 2005 to April 2013; CEO from March 2005 to July 2008.

Main activity of the company: Holding company.

Companies controlled by an Issuer's direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities:	Itaúsa – Investimentos Itaú S.A.: Executive Vice-President since May 1994; Chairman of the Accounting Policies Committee from August 2008 to April 2011. Main activity of the company: Holding company.
Other companies or third sector organizations:	President of the Brazilian Federation of Banks (FENABAN) and Brazilian Federation of Bank Associations (FEBRABAN) from April 1997 to March 2001; President of the Advisory Board of the Brazilian Federation of Bank Associations (FEBRABAN) since October 2008; member of the Board of the International Monetary Conference since 1994; member of the International Advisory Committee of The Federal Reserve Bank of New York since 2002; member of the Trilateral Commission and International Board of the New York Stock Exchange – NYSE since April 2000; member of the China Development Forum since 2010 ; Co-Chair of the WEF 2015 (World Economic Forum) desde 2015; Member of the Economic and Social Development Council of the Presidency of Brazil (CDES), since November 2016.
Academic background:	Bachelor’s degree in Production Engineering from Escola Politécnica of Universidade de São Paulo, in 1977, and a Master’s degree in Science Engineering from Stanford University, in 1979.

Name: ALFREDO EGYDIO SETUBAL
Companies that are part of the Issuer's economic group:

Itaú Unibanco Holding S.A.: Member of the Board of Directors since June 2007 (non-executive director); Executive Vice-President from March 2003 to March 2015 and Investor Relations Officer from March 2003 to February 2015; member of the Disclosure and Trading Committee since November 2008, and Chairman of the Disclosure and Trading Committee from November 2008 to February 2015, member of the Nomination and Corporate Governance Committee since August 2009; member of the Capital and Risk Management Committee since April 2015; member of the Personnel Committee since April 2015 and member of the Accounting Policies Committee from May 2008 to April 2009.

Main activity of the company: Holding company.

Investimentos Bemge S.A.: Chairman of the Board of Directors from April 2008 to April 2013.

Main activity of the company: Support to companies in which it has interest, including by conducting studies and making funds available.

Itaú Unibanco S.A.: Executive Vice-President from April 1996 to March 2015; Investor Relations Officer from 1995 to 2003; Executive Officer from May 1993 to June 1996; Managing Officer from 1988 to 1993.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Companies controlled by an Issuer's direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities:

Itaúsa – Investimentos Itaú S.A.:Chief Executive Officer and Investor Relations Officer since May 2015; Vice-Chairman of the Board of Directors since September 2008; Coordinated since May 2015 and member of the Ethics, Disclosure, and Trading Committee since May 2009, and of the Investment Policies Committee from August 2008 to April 2011.

Main activity of the company: Holding company.

Other companies or third sector organizations:	National Association of Investment Banks – ANBID: Vice-President from 1994 to August 2003 and President from August 2003 to August 2008; Association of Broker-Dealers – ADEVAL: Member of the Advisory Board since 1993; Brazilian Association of Listed Capital Companies – ABRASCA: member of the Management Board since 1999; Brazilian Institute of Investors Relations – IBRI: member of the Board of Directors from 1999 to 2009; President of the Superior Guidance, Nomination and Ethics Committee since 2009; São Paulo Museum of Modern Art – MAM : Financial Officer since 1992.
Academic background:	Bachelor’s degree in 1980 and postgraduate degree in Business Administration from Fundação Getúlio Vargas, with specialization course at INSEAD (France).

Nome: FÁBIO COLLETTI BARBOSA
Companies that are part of the Issuer's economic group:

Itaú Unibanco Holding S.A.: Member of the Board of Directors since July 2015 (independent director); member of the Personnel, Nomination and Corporate Governance and Strategy committees since April 2015.

Main activity of the company: Holding company.

Companies controlled by an Issuer's direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities:
Other companies or third sector organizations:

Abril Comunicações S.A.: Chief Executive Officer from September 2011 to March 2014.

Main activity of the company: Printing of books, magazines and other periodicals.

Banco Santander (Brasil) S.A.: Chairman of the Board of Directors from January 2011 to September 2011.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco Santander S.A.: Chairman of the Board of Directors from August 2008 to December 2010.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco Real S.A.: Chief Executive Officer from 1998 to 2008.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Fundação OSESP (São Paulo Symphony Orchestra Foundation): Chairman of the Board of Directors since 2012.

Insper - Instituto de Ensino e Pesquisa: Member of the Board of Directors since 2010.

UN Foundation - USA: Member of the Board of Directors since 2011.

Instituto Empreender Endeavor: Member of the Board of Directors since 2008.

Almar Participações S.A.: Member of the Board of Directors since 2013.

Vox Capital – Investimentos: Member of the Advisory Board since 2012.

Gávea Investments: Member of the Investment Committee since September 2015

Academic background:	Bachelor’s degree in Economics from the School of Economics of Fundação Getúlio Vargas, in São Paulo, and Master’s degree in Business Administration from Institute for Management and Development, in Lausanne.

Nome: GERALDO JOSÉ CARBONE
Companies that are part of the Issuer's economic group:

Itaú Unibanco Holding S.A.: Member of the Board of Directors from August 2006 to April 2008;

Main activity of the company: Multiple-service banking, with commercial portfolio.

Itaú Unibanco S.A.: Executive Vice-President from April 2008 to April 2011.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Executive Officer from November 2008 to October 2009.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco Itaubank S.A.: Executive Vice-President from April 2009 to April 2011.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Itaú Vida e Previdência S.A.: Executive Vice-President from March 2009 to March 2011.

Main activity of the company: Life insurance

Companies controlled by an Issuer's direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities:
Other companies or third sector organizations:

G/xtrat Consultoria Econômica Ltda.: Managing Partner since 2011.

Main activity of the company: Consulting on business management, except specific technical consultancy.

GC/Capital Empreendimentos e Participações Ltda.: Managing Partner since 2011.

Main activity of the company: Holding company of non-financial institutions.

Bank Boston: President from July 1997 to August 2006; Vice-President of the Asset Management Division from 1994 to 1997; Director of the Department of Economics and Investment Research Unit in Brazil from 1991 to 1994.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Bunge y Born: Chief Economist from 1982 to 1987.

Academic background:	Bachelor´s degree in Economics from Universidade de São Paulo in 1978.

Name: GUSTAVO JORGE LABOISSIÈRE LOYOLA
Companies that are part of the Issuer's economic group:

Itaú Unibanco Holding S.A.: Member of the Board of Directors since July 2006 (independent director); Chairman of the Audit Committee from September 2008 to April 2014; member of the Audit Committee from May 2007 to November 2008; member of the Capital and Risk Management Committee since July 2008 and of the Related Parties Committee since April 2013; member of the Compensation Committee since 2016; member of the Fiscal Council from March 2003 to April 2006.

Main activity of the company: Holding company.

Companies controlled by an Issuer's direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities:
Other companies or third sector organizations:

Tendências Consultoria Integrada S/S Ltda.: Partner since November 2002.

Main activity of the company: Consultancy.

Tendências Conhecimento Assessoria Econômica Ltda .: Partner since July 2003.

Main activity of the company: Consultancy.

Gustavo Loyola Consultoria S/C: Managing Partner since February 1998.

Main activity of the company: Consultancy on Economics.

Central Bank of Brazil: Governor from November 1992 to March 1993 and from June 1995 to November 1997; Deputy Governor of the National Financial System Regulation and Organization from March 1990 to November 1992.

Main activity of the company: Independent government agency

Academic background:	Bachelor´s degree in Economics from Universidade de Brasília in 1979, Ph.D. in Economics from Fundação Getúlio Vargas (Rio de Janeiro) in 1983.

Nome: JOÃO MOREIRA SALLES
Companies that are part of the Issuer's economic group:	Banco Itaú BBA Creditanstalt S.A.: Economist (2002 to 2003). Main activity of the company: Multiple-service banking, with commercial portfolio.
Companies controlled by an Issuer's direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities:

Iupar - Itaú Unibanco Participações S.A.: Member of the Board of Directors since 2015.

Main activity of the company: Holding company.

Brasil Warrant Administração de Bens e Empresas S.A.: Officer (current position).

Since 2013, co-responsible for the management of BW Gestão de Investimentos (BWGI) and member of the Investment (CO-CIO), Risk and Operations committees; member of the Advisory Board of Cambuhy Agrícola and responsible for monitoring other BWSA’s subsidiaries.

Main activity of the company: Holding company of non-financial institutions.

Cambuhy Investimentos: Partner since 2013; member of the Investment Committee since 2013; member of the Board of Directors of the investee Parnaíba Gás Natural, from 2014 and 2017.

Main activity of the company: Consulting on business management.

Other companies or third sector organizations:	J.P. Morgan Chase, NY, USA: Investment Banker (from 2011 to 2013). ForeSee Asset Management, SP, Brasil: Chief Economist (from 2003 to 2005).
Academic background:	Bachelor’s degree in Economics from INSPER (IBMEC-SP), São Paulo, Brazil (2003); Master’s degree from Columbia University, GSAS, NY, USA (2007); Master's degree in Finance from Columbia University, GSB, NY, USA (2009); and PhD in Economics from Universidade de São Paulo, FEA, SP, Brazil (2012).

Nome: JOSÉ GALLÓ
Companies that are part of the Issuer's economic group:	Itaú Unibanco Holding S.A.: Member of the Board of Directors since April 2016 (independent director); member of the Personnel Committee since June 2016. Main activity of the company: Holding company.
Companies controlled by an Issuer's direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities:
Other companies or third sector organizations:

Lojas Renner S.A.: member of the Board of Directors since 1998, acting as the Chairman of that Board from 1999 to 2005; CEO from March 1999;

Superintendent Director from September 1991 to March 1999.

Main activity of the company: Chain of apparel department stores.

Renner Administradora de Cartões de Crédito Ltda.: Officer since September 2005.

Main activity of the company: Credit card operator, exclusively for customers of Lojas Renner S.A.

Dromegon Participações Ltda.: Officer since September 2005.

Main activity of the company: Holding company of non-financial institutions.

LR Investimentos Ltda.: Officer since August 2008.

Main activity of the company: Holding company of non-financial institutions.

Realize Participações S.A.: Officer since December 2015.

Main activity of the company: Other special partnerships, except for holding companies.

Realize Crédito, Financiamento e Investimento S.A.: Chief Executive Officer since 2016 (pending approval by BACEN).

Main activity of the company: Sociedades de Crédito, Financiamento e Investimento Financeiras.

Rumos Consultoria Empresarial Ltda.: Officer since March 1987.

Main activity of the company: Advisory in business management, except for specific technical advisory services.

SLC Agrícola S.A.: member of the Board of Directors from April 2007 to May 2016.

Main activity of the company: Agriculture supporting activities.

Localiza Rent a Car S.A.: member of the Board of Directors since October 2010.

Main activity of the company: Car rental and fleet management.

Instituto Lojas Renner: member of the Board of Directors since June 2008.

Main activity of the company: Association activities.

IDV - Instituto para Desenvolvimento do Varejo: member of the Board of Directors since July 2004.

Main activity of the company: Other professional association activiites.

Câmara de Dirigentes Lojistas (Retail Managers Chamber) of Porto Alegre: Vice-Chairman since June 2004.

Main activity of the company: Organization of trade and business association activities.

Academic background:	Bachelor's degree in Business Administration from Escola de Administração de Empresas de São Paulo - Fundação Getúlio Vargas in 1974.

Name: MARCO AMBROGIO CRESPI BONOMI
Companies that are part of the Issuer's economic group:

Itaú Unibanco Holding S.A.: General Manager since July 2015.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: General Manager since April 2015; Executive Vice-President from April 2007 to March 2015; Executive Officer from April 2004 to April 2007; Senior Managing Officer from October 2000 to April 2004; Managing Officer from August 1998 to October 2000.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Executive Officer from November 2008 to June 2014.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Companies controlled by an Issuer's direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities:
Other companies or third sector organizations:	ACREFI – Associação Nacional das Instituições de Crédito, Financiamentos e Investimento (National Association of Credit, Financing and Investment Institutions): Vice-President from April 2004 to April 2011.
Academic background:	Bacharelor´s degree in Economics from Fundação Armando Alvares Penteado (FAAP) (1978), Executive Financial courses at FGV (1982) and Capital Markets at New York University (1984).

Name: PEDRO LUIZ BODIN DE MORAES
Companies that are part of the Issuer's economic group:

Itaú Unibanco Holding S.A.: Member of the Board of Directors since February 2009 (independent director); member of the Capital and Risk Management Committee since August 2009, Chairman since April 2016; member of the Compensation Committee since February 2011 and member of the Related Parties Committee since April 2013.

Main activity of the company: Holding company.

Unibanco – União de Banco Brasileiros S.A .: Member of the Board of Directors from July 2003 to December 2008.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Companies controlled by an Issuer's direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities:
Other companies or third sector organizations:

Central Bank of Brazil: Monetary Policy Director from 1991 to 1992.

Main activity of the company: Independent government agency.

Banco Nacional de Desenvolvimento Econômico e Social – BNDES (Brazilian Social and Economic Development Bank): Director from 1990 to 1991.

Main activity of the company: Development bank.

Banco Icatu S.A.: Officer and Partner from 1993 to 2002.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Icatu Holding S.A.: Officer from 2002 to 2003 and Partner since 2003.

Main activity of the company: Holding company.

Academic background:	Bachelor’s and master’s degrees in Economics from Pontifícia Universidade Católica of Rio de Janeiro (PUC-Rio). PhD in Economics from the Massachusetts Institute of Technology (MIT).

Name: RICARDO VILLELA MARINO
Companies that are part of the Issuer's economic group:	Itaú Unibanco Holding S.A.: Member of the Board of Directors since June 2008 (Executive Director); member of the Personnel Committee from August 2009 to April 2015; member of the Capital and Risk Management Committee from June 2008 to April 2009 and member of the Strategy Committee since June 2010.
Main activity of the company: Holding company.
Itaú Unibanco S.A.: Executive Vice-President since August 2010; Executive Officer from September 2006 to August 2010; Senior Managing Officer from August 2005 to September 2006; Managing Officer from December 2004 to August 2005.
Main activity of the company: Multiple-service banking, with commercial portfolio.
Companies controlled by an Issuer's director indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities:	Itaúsa – Investimentos Itaú S.A.: Alternate member of the Board of Directors since April 2011 and member of the Investment Policies Committee from August 2008 to April 2011.
Main activity of the company: Holding company.
Duratex S.A.: Alternate member of the Board of Directors since April 2009.
Main activity of the company: Manufacturing, sale, import, and export of wood byproducts, bathroom fittings, and ceramics and plastic materials.
Elekeiroz S.A.: Alternate member of the Board of Directors since April 2009.
Main activity of the company: Manufacturing of intermediate products for plasticizers, resins and fibers.
Itautec S.A.: Alternate member of the Board of Directors since April 2009.
Main activity of the company: Interest in other companies in Brazil and abroad, particularly in those that operate in the manufacturing and sale of banking and commercial automation equipment, and provision of services.
Other companies or third sector organizations:
Academic background:	Bachelor’s degree in Mechanical Engineering from Escola Politécnica of the Universidade de São Paulo (USP) in 1996, Master’s degree in Business Administration from MIT Sloan School of Management, Cambridge, USA, in 2000.

Name: AMOS GENISH
Companies that are part of the Issuer's economic group:
Companies controlled by an Issuer's direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities:
Other companies or third sector organizations:

Telefônica Brasil S.A.: Chief Executive Officer (May 2015 to November 2016); member of the Board of Directors (May 2015 to January 2017).

Global Village Telecom S.A.: Chief Executive Officer (1999 to 2015).

Vivendi S.A.: Member of the Management Board (2011 to 2012).

Amos has a long experience in the High Technology and Telecommunications sectors. He was Chief Executive Officer of Edunetics Ltd. (1995 to 1996), a software systems company with shares traded on NASDAQ until 1996, when it was purchased by National Education Corporation. He held management positions in the Sindicato Nacional das Empersas de Telefonia e de Serviço Social Móvel Celular e Pessoal - SINDITELEBRASIL (National Association of Telephone and Mobile Services Companies), Innoweb Ltda., POP Internet Ltda. and GVT Participações S.A. Amos was a member of the founding team of GVT in 1999, leading the company at the time of the successful IPO control acquisition process by Vivendi in 2009.

Academic background:	Bachelor's degree in Economics and Accounting from Tel-Aviv University, Israel.

FISCAL COUNCIL

Name: ALKIMAR RIBEIRO MOURA
Companies that are part of the Issuer's economic group:

Itaú Unibanco Holding S.A.: Effective member of the Fiscal Council since April 2016, and President since August 2016; member of the Audit Committee from May 2010 to July 2015.

Main activity of the company:Holding company.

Companies controlled by an Issuer's direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities:
Other companies or third sector organizations:

Escola de Administração de Empresas de São Paulo (Business Administration School) of the Getúlio Vargas Foundation – São Paulo: Retired Economics Professor.

Main activity of the company: Education institution.

BM&F Bovespa S.A.: Market Supervision: Independent member of the Supervision Board from October 2007 to September 2010.

Main activity of the company: Regulatory body.

Banco Nossa Caixa S.A.: Member of the Board of Directors from May 2006 to February 2007.

Main activity of the company: Multiple-service banking.

Telemar Participações S.A.: Member of the Board of Directors from May 2001 to January 2003.

Main activity of the company: Telecommunications

Cia. Brasil de Seguros: Member of the Board of Directors from May 2001 to February 2003.

Main activity of the company: Insurance company.

Banco Bandeirantes S.A.: Member of the Board of Directors from May 1999 to December 2000.

Main activity of the company: Multiple-service banking.

Banco do Brasil S.A.: Chairman of the Investment Banking from April 2001 to January 2003; Vice Chairman of Finance and Capital Markets from April 2001 to January 2003.

Main activity of the company: Multiple-service banking.

Central Bank of Brazil: Standards and Financial System Organization Officer from February 1996 to September 1997; Monetary Policy Officer from February 1994 to February 1996; Public Debt and Open Market Transactions Officer from January 1987 to January 1988.

Main activity of the company: Independent government agency.

Banco Pirelli-Fintec: Officer from March 1988 to March 1993.

Main activity of the company: Multiple-service banking.

Academic background:	Bachelor’s degree in Economics from the Universidade Federal de Minas Gerais, Belo Horizonte, in 1963; Master of Arts from the University of California, Berkeley, California, in 1966 and Ph.D in Applied Economics from Stanford University, California, in 1978.

Name: CARLOS ROBERTO DE ALBUQUERQUE SÁ
Companies that are part of the Issuer's economic group:

Itaú Unibanco Holding S.A.: Effective member of the Fiscal Council since April 2016; Alternate member of the Fiscal Council from April 2015 to April 2016.

Main activity of the company: Holding company.

Companies controlled by an Issuer's direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities:
Other companies or third sector organizations:

Castrol do Brasil Ltda.: Financial Officer from March 1991 to December 1994.

Main activity of the company: Production of basic petrochemical products.

Schlumberger Serviços de Petróleo Ltda.: Controller from March 1986 to December 1988.

Main activity of the company: Supporting activities for oil and natural gas extraction.

Det Norske Veritas: Financial Manager from March 1979 to December 1981.

Main activity of the company: Engineering services.

KPMG Auditores Independentes: Officer from March 2003 to December 2010.

Main activity of the company: Consultancy and accounting and tax auditing.

Marfrig S.A.: Alternate member of the Fiscal Council from March 2011 to October 2012.

Main activity of the company: Consulting on business management, except specific technical consultancy.

Net Serviços de Comunicação S.A.: Risk Officer from March 1999 to December 2002.

Main activity of the company: Pay TV operators.

Sobremetal: Administrative and Financial Officer from March 1995 to December 1998.

Main activity of the company: Steel and iron industry.

Academic background:	Bachelor’s degree in Economics from Candido Mendes, in 1973. Bachelor’s degree in Accounting from Moraes Júnior, in 1981, postgraduate degree in Finance from PUC/RJ, in 1995.

Name: JOSÉ CARUSO CRUZ HENRIQUES
Companies that are part of the Issuer's economic group:

Itaú Unibanco Holding S.A.: Alternate member of the Fiscal Council since August 2011, and effective member of the Fiscal Council since May 2016.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Managing Officer from December 1988 to August 2003.

Main activity of the company: Multiple-service banking, with commercial portfolio.

BFB Leasing S.A. – Arrendamento Mercantil: Officer from June 1997 to July 2003.

Main activity of the company: Lease company.

Banco Itauleasing S.A.: Member of the Board of Directors from December 1994 to September 2003.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco Itaucard S.A.: Officer from March 2000 to April 2003.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Intrag Distribuidora de Títulos e Valores Mobiliários Ltda.: Managing Officer from April 1994 to July 2003.

Main activity of the company: Securities dealer.

Banco Itaú Cartões S.A.: Managing Officer from July to October 2000.

Main activity of the company: Investment banking.

Itautec Componentes da Amazônia S.A. – Itaucam: Officer from April 1993 to April 2003.

Main activity of the company: Retail trading specialized in IT equipment and supplies.

Companies controlled by an Issuer's direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities:
Other companies or third sector organizations:	Corhen Serviços Ltda.: Executive President since 2003. Main activity of the company: Combined office and administrative support services.
Academic background:	Bachelor’s degree in Law from Universidade de São Paulo (USP) in 1971 and postgraduate degree in Business Administration from Fundação Getúlio Vargas (SP) in 1979.

Name: JOÃO COSTA
Companies that are part of the Issuer's economic group:

Itaú Unibanco Holding S.A.: Alternate member of the Fiscal Council since July 2009.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Managing Officer from April 1997 to April 2008.

Main activity of the company: Multiple-service banking, with commercial portfolio

Companies controlled by an Issuer's direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities:	Itaúsa – Investimentos Itaú S.A.: Alternate member of the Fiscal Council since April 2009. Main activity of the company: Holding company.
Other companies or third sector organizations:	FEBRABAN Brazilian Federation of Bank Associations, FENABAN Brazilian Federation of Banks, IBCB Brazilian Institute of Banking Science and State of São Paulo Bank Association: Effective member of the Fiscal Council from April 1997 to August 2008.
Academic background:

Bachelor’s degree in Economics from Faculdade de Economia São Luiz – São Paulo, with specialization in Business Administration from FEA/USP. He attended the Management Program for Executives – University of Pittsburgh.

Name: EDUARDO AZEVEDO DO VALLE
Companies that are part of the Issuer's economic group:	Itaú Unibanco Holding S.A.: Alternate member of the Fiscal Council since June 2016. Main activity of the company: Holding company.
Companies controlled by an Issuer's direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities:
Other companies or third sector organizations:

Praxair Distribution, Inc: Vice-President from January 1999 to August 2003.

Main activity of the company: Production and distribution of industrial and medicinal gases, as well as the sale of welding and cutting materials and equipment throughout the USA and Canada.

Asco Participações do Brasil: Chief Executive Officer from March 2012 to August 2014.

Main activity of the company: Port and logistics support to oil exploration and production.

White Martins Gases Industriais S.A.: Marketing Officer from September 2003 to January 2005; Logistics Officer from January 2005 to August 2006; Gas Distribution and Production Manager from January 1995 to December 1998; Financial Administratiion Manager from January 1991 to December 1992.

Main activity of the company: Production and distribution of industrial and medicinal gases, as well as the sale of welding and cutting materials and equipment and high-pressure cylinders in Brazil and South America.

Portuária – Porto do Forno RJ: member of the Board of Directors from February 2008 to March 2010.

Main activity of the company: Port and maritime support activities.

Abitam – Associação Bras. Ind. de Tubos de Aços Metálicos: Officer from May 2010 to December 2012.

Main activity of the company: Professional association of Brazilian manufacturers of steel pipes Apolo Tubulars S.A.: Chief Executive Officer from April 2010 to December 2012.

Main activity of the company: Production of steel pipes for the oil and gas industry Brasco Logística Offshore: Chief Executive Officer from January 2007 to March 2010.

Main activity of the company: Port and logistics support to oil exploration and production.

Academic background:	Bachelor's degree in Business Administration from UERJ in 1980; Bachelor's degree in Electric Engineering from IME in 1980; MBA in Global Leaders Program from Praxair, Inc., in 2000 and postgraduate degree in Business Management of Oil and Gas Exploration and Production from the Instituto Brasileiro de Petróleo - IBP in 2010.

Name: REINALDO GUERREIRO
Companies that are part of the Issuer's economic group:
Companies controlled by an Issuer's direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities:
Other companies or third sector organizations:

Petrobrás Distribuidora S.A.: Member of the Board of Directors since 2016; member of the Strategy Committee since 2016.

Main activity of the company: Wholesaling of alcohol fuel, biodiesel, gas and other oil by-products, except for lubricants, which is not carried out by a retail transportation company.

Petróleo Brasileiro S.A.: Member of the Strategy Committee since 2016.

IBGC - Instituto Brasileiro de Governança Corporativa: Member of the Board of Directors.

Main activity of the company: Associations for the defense of social rights.

FUSP - Fundação de Apoio a Universidade de São Paulo (Foundation for the Support to Universidade de São Paulo): Member of the Fiscal Council (from 2004 to 2016).

Main activity of the company: Higher education – graduate and extensions courses.

Cia. de Saneamento Básico do Estado de São Paulo - SABESP: Member of the Board of Directors since 2007; independent member of the Audit Committee (from 2007 to 2017).

Main activity of the company: Water collection, treatment and distribution.

Fipecafi - Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras (Institute for Accounting, Actuarial and Financial Research Foundation): Permanent member of the Board of Trustees and Research Officer.

Main activity of the company: Higher education – undergraduate and graduate courses.

(FEA-USP) School of Economics, Business Administration and Accounting from Universidade de São Paulo: Full Professor; Congregation Member; Head of the Accounting Department in two terms of office; Principal (from July 2010 to July 2014).

Main activity of the company: Higher education – undergraduate and graduate courses.

Academic background:	Bachelor’s degree in Accounting from the School of Economics, Business Administration and Accounting from Universidade de São Paulo (FEA- USP) (1977); Master’s degree in Accounting from FEA-USP (1985); PhD in Comptrollership from FEA-USP (1990); Post-Doctoral degree in Comptrollership and Accounting from FEA-USP (1995).

AUDIT COMMITTEE

Name: GERALDO TRAVAGLIA FILHO
Companies that are part of the Issuer's economic group:

Itaú Unibanco Holding S.A.: Executive Officer from November 2008 to April 2009; Secretary of the Board of Directors from December 2010 to July 2012; member of the Audit Committee since March 2013, and Chairman of the Audit Committee since June 2014.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Executive Officer from November 2008 to April 2009.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco Itaú BBA S.A.: Executive Officer from November 2008 to January 2010.

Main activity of the company: Multiple-service banking, with investment portfolio.

Redecard S.A.: Executive Financial Officer from May 2009 to April 2010.

Main activity of the company: Provision of payment means services.

Unibanco – União de Bancos Brasileiros S.A.: Vice Chairman from September 2004 to April 2009; Executive Officer from 1996 to 2004; Planning, Accounting and Control Officer from 1990 to 1994.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Companies controlled by an Issuer's direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities:
Other companies or third sector organizations:
Academic background:	Bachelor’s degree in Business Administration from Universidade de São Paulo (USP) in 1979 and specialization in Bank Management from the Wharton School of the University of Pennsylvania in 1992.

Name: ANTONIO FRANCISCO DE LIMA NETO
Companies that are part of the Issuer's economic group:	Itaú Unibanco Holding S.A.: Member of the Audit Committee since July 2015. Main activity of the company: Holding company.
Companies controlled by an Issuer's direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities:
Other companies or third sector organizations:

Banco Fibra S.A.: Chief Executive Officer from August 2009 to October 2013.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco do Brasil S.A.: Chief Executive Officer from December 2006 to April 2009; Vice-President of the Retail and Distribution area from July 2005 to December 2006; Vice-President of the Institutional Business and Wholesale area from November 2004 to July 2005; Commercial Officer from September 2001 to November 2004; Executive Superintendent of the Commercial Department from July 2000 to September 2001; State Superintendent of Tocantins from May 1999 to May 2000; Regional Superintendent of Belo Horizonte from January 1997 to May 1999.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Brasilprev Seguros e Previdência S.A.: Member of the Board of Directors from 2007 to 2009.

Brazilian Federation of Bank Associations (FEBRABAN): Member of the Board of Directors from 2006 to 2009.

BB Securities Limited: Member of the Board of Directors from 2004 to 2005.

Brasilsaúde Companhia de Seguros: Member of the Board of Directors from 2003 to 2005.

Companhia de Seguros Aliança do Brasil: Member of the Board of Directors from 2001 to 2009.

BB Previdência – Fundo de Pensão Banco do Brasil: Member of the Board of Directors from 2000 to 2007.

Academic background:	Master's degree in Economics from Fundação Getúlio Vargas (2017); Course for Members of Boards of Directors from the Brazilian Institute of Corporate Governance (2014); Postgraduate degree "lato sensu" in Marketing from PUC Rio de Janeiro (2001); MBA Specialization for Executives from Fundação Dom Cabral (1997); Bachelor's degree in Economics from Universidade Federal de Pernambuco (1996).

Name: DIEGO FRESCO GUTIERREZ
Companies that are part of the Issuer's economic group:	Itaú Unibanco Holding S.A.: Member of the Audit Committee (Financial Expert) since April 2014. Main activity of the company: Holding company.
Companies controlled by an Issuer's direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities:
Other companies or third sector organizations:

Independent consultant for complex financial reporting matters, particularly for companies with shares registered in both Brazil and the United States, since June 2013.

PricewaterhouseCoopers – São Paulo, State of São Paulo: Partner in Capital Markets Accounting Advisory Services from 2000 to June 2013.

Main activity of the company: Consultancy and accounting and tax auditing.

PricewaterhouseCoopers – Montevideo/Uruguay: Senior Manager Assurance from 1998 to 2000.

Main activity of the company: Consultancy and accounting and tax auditing.

PricewaterhouseCoopers – National Technical Office, Stanford, United States: Senior Manager, tour in the technical office of PwC in the United States from 1997 to 1998.

Main activity of the company: Consultancy and accounting and tax auditing.

PricewaterhouseCoopers – Montevideo/Uruguay: Trainee to Senior Manager from 1990 to 1997.

Main activity of the company: Consultancy and accounting and tax auditing.

Academic background:

Bachelor’s degree in Accounting from Universidad de la Republica Oriental del Uruguay, Uruguay, 1994; Certified Public Accountant (CPA) in the United States for the State of Virginia since 2002 and Course for Members of Boards of Directors in 2013 from the Brazilian Institute of Corporate Governance.

Name: MARIA HELENA DOS SANTOS FERNANDES DE SANTANA
Companies that are part of the Issuer's economic group:	Itaú Unibanco Holding S.A.: Member of the Audit Committee since June 2014. Main activity of the company: Holding company.
Companies controlled by an Issuer's direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities:
Other companies or third sector organizations:

Companhia Brasileira de Distribuição S.A.: Member of the Board of Directors and Chairman of the Corporate Governance Committee since 2013.

Main activity of the company: Retail trading.

CPFL Energia S.A.: member of the Board of Directors from 2013 to 2015.

Main activity of the company: Renewable energy generation.

Totvs S.A.: Chairman of the Audit Committee since 2016; member of the Board of Directors and Coordinator of the Audit Committee since 2013.

Main activity of the company: Communication and Information Technology.

IFRS Foundation: member of the Board of Trustees since January 2014.

Main activity of the company: Non-profit foundation

Brazilian Securities Commission (CVM): Chairman from July 2007 to July 2012 and Officer from July 2006 to July 2007.

Main activity of the company: Public administration in general.

São Paulo Stock Exchange – BOVESPA: From 1994 to 2006 she initially worked in the Special Projects department and then as an Executive Superintendent of Relationships with Companies from 2000 to 2006.

Instituto Brasileiro de Governança Corporativa - IBGC (Brazilian Institute of Corporate Governance): Vice-Chairman from 2004 to 2006.

Main activity of the company: Associations for the defense of social rights.

International Organization of Securities Commissions – IOSCO: Chairman of the Executive Committee from 2010 to 2012, and member of the Latin- American Roundtable on Corporate Governance (OECD / WB Group) since 2000.

Academic background:	Bachelor's degree in Economics from the School of Economics and Business Administration (FEA) from Universidade de São Paulo (USP) in 1990.

Name: ROGÉRIO PAULO CALDERÓN PERES
Companies that are part of the Issuer's economic group:

Itaú Unibanco Holding S.A.: Member of the Audit Committee since November 2016; Officer from April 2011 to April 2014; member of the Disclosure and Trading Committee from June 2009 to April 2014.

Main activity of the company: Holding company

Companies controlled by an Issuer's direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities:

Itaú Unibanco S.A.: Officer from April 2009 to April 2014.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Investimentos Bemge S.A.: Managing Vice-President from June 2012 to April 2013; Chairman of the Board of Directors and CEO from April 2013 to April 2014.

Main activity of the company: Holding company of non-financial institutions.

Dibens Leasing S.A. – Arrendamento Mercantil: Officer from April 2013 to April 2014.

Main activity of the company: Lease operations.

Unibanco – União de Bancos Brasileiros S.A.: Executive Officer from 2007 to 2009.

Main activity of the company: Multiple-service banking, with commercial portfolio

Other companies or third sector organizations:

Grupo HSBC: CFO for Latin America, Member of the Financial Management Council and Member of the Administrative Committee for Latin America from July 2014 to October 2016.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Bunge Group – Bunge Brasil S.A.: Executive Vice-President from 2003 to 2006; Fosfertil, Ultrafertil and Fertifos: Member of the boards of directors; Bunge Foundation, Bungeprev and Fosfertil: Member of the Audit Committee.

PricewaterhouseCoopers: Active partner in the Audit, Tax and Consultancy for Agribusiness and Consumer and Retail Products divisions from 1981 to 2003

Academic background:	Educational Background: Bachelor’s degree in Business Administration from the Getulio Vargas Foundation (State of São Paulo) and in Accounting from the Paulo Eiró Foundation (State of São Paulo); Postgraduate degrees and special professional courses: E-Business Education Series from the University of Virginia Darden School of Business; Executive M.B.A. from the University of Western Ontario, in Canada: Case Studies in consumer and retail companies; Center for Executive Development Faculty at Princeton University, Business Strategy and Organization; Continuing Education Management and Professional Training, Arundel, England; Executive Business Development – Finance and Investment Decision Course – Analyzes and Measures at the Getulio Vargas Foundation (State of São Paulo); Continuing Education Course at Harvard Business School, Making Corporate Boards More Effective – United States.

DISCLOSURE AND TRADING COMMITTEE

Name: ALEXSANDRO BROEDEL LOPES
Companies that are part of the Issuer's economic group:

Itaú Unibanco Holding S.A.: Executive Officer since April 2015, and Officer from August 2012 to March 2015; member of the Disclosure and Trading Committee since October 2013, also holding managing positions in other subsidiaries of the Itaú Unibanco conglomerate.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Executive Officer since March 2015; Director from May 2012 to March 2015.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Investimentos Bemge S.A.: Officer since June 2012.

Main activity of the company: Support to companies in which it has interest, including by conducting studies and making funds available.

Itauseg Participações S.A.: Officer since June 2012.

Main activity of the company: Holding company of non-financial institutions.

Dibens Leasing S.A. – Arrendamento Mercantil: Officer since August 2012.

Main activity of the company: Leasing

Companies controlled by an Issuer's direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities:
Other companies or third sector organizations:

Universidade de São Paulo: Full Professor in Accounting and Finance since 2002 teaching for graduate, master and PhD level courses in the finance and accounting areas.

Main activity: Educational institution.

Brazilian Securities Commission: Officer from 2010 to 2012.

Main activity of the company: Public administration in general.

Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados: Consultant from 2008 to 2009.

Main activity of the company: Legal services.

BM&F Bovespa S.A.: Member of the Audit Committee in 2012.

Main activity of the company: Regulatory body.

CETIP S.A. - Mercados Organizados: Member of the Board of Directors since May 2013.

Main activity of the company: Organized over-the-counter market managing company.

International Accounting Standards Bord (IASB): Member since 2010.

IRB Brasil Resseguros: Member of the Board of Directors since 2015.

International Integrated Reporting Committee - IIRC: Member since 2014.

FEA-USP: Full Professor.

EASP - FGV: Professor from 2001 to 2002.

Manchester Business School: Professor in 2005.

London School of Economics: Visiting professor.

Academic background:

PhD in Accounting and Finance – Manchester Business School (2008); PhD in Controllership and Accounting from Universidade de São Paulo (USP) (2001); Bachelor’s degree in Accounting (1997) from Universidade de São Paulo (USP); and Bachelor’s degree in Law from Universidade de São Paulo (USP) in 2012.

Name: ALFREDO EGYDIO SETUBAL
Companies that are part of the Issuer's economic group:

Itaú Unibanco Holding S.A.: Member of the Board of Directors since June 2007 (non executive); Executive Vice-President from March 2003 to March 2015, and Investor Relations Officer from March 2003 to February 2015; member of the Disclosure and Trading Committee since November 2008 and Chairman from November 2008 to February 2015, member of the Nomination and Corporate Governance Committee since August 2009; member of the Risk Management Committee since April 2015, member of the Personnel Committee since April 2015; and member of the Accounting Policies Committee from May 2008 to April 2009.

Main activity of the company: Holding company.

Investimentos Bemge S.A.: Chairman of the Board of Directors from April 2008 to April 2013.

Main activity of the company: Support to companies in which it has interest, including by conducting studies and making funds available.

Itaú Unibanco S.A.: Executive Vice-President from April 1996 to March 2015; Investor Relations Officer from 1995 to 2003; Executive Officer from May 1993 to June 1996; Managing Officer from 1988 to 1993.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Companies controlled by an Issuer's direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities:

Itaúsa – Investimentos Itaú S.A.: Chief Executive Officer and Investor Relations Officer since May 2015; Vice-Chairman of the Board of Directors since September 2008; Coordinator since May 2015, and member of the Ethics, Disclosure and Trading Committee since May 2009 and of the Investment Policies Committee from August 2008 to April 2011.

Main activity of the company: Holding company.

Other companies or third sector organizations:

National Association of Investment Banks – ANBID: Vice-President from 1994 to August 2003 and President from August 2003 to August 2008;

Association of Broker-Dealers – ADEVAL: Member of the Advisory Board since 1993; Brazilian Association of Listed Capital Companies – ABRASCA: member of the Management Board since 1999; Brazilian Institute of Investors Relations – IBRI: member of the Board of Directors from 1999 to 2009; President of the Superior Guidance, Nomination and Ethics Committee since 2009; São Paulo Museum of Modern Art – MAM: Financial Officer since 1992.

Academic background:	Bachelor’s degree in 1980 and postgraduate degree in Business Administration from Fundação Getúlio Vargas, with specialization course at INSEAD (France).

Name: ÁLVARO FELIPE RIZZI RODRIGUES
Companies that are part of the Issuer's economic group:

Itaú Unibanco Holding S.A.: Officer since April 2015; member of the Disclosure and Trading Committee since October 2014.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Officer since October 2014; Legal Superintendent from July 2008 to August 2014 and Legal Manager from March 2006 to July 2008, acting in the coordination and supervision of M&A (Mergers and Acquisitions) Legal Matters, National Corporate Legal Matters and Corporate Governance, Corporate Paralegal Matters, Contracts, Equity, Marketing and Third Sector Legal Matters, International Legal Matters (responsible for the matrix management of the legal teams of the Itaú Unibanco Conglomerate’s foreign units and for the follow up and evaluation of the main legal matters regarding these units), and the Retail Legal Matters (responsible for legal matters in connection with the insurance and retail banking products and services).

Main activities of the company: Multiple-service banking, with commercial portfolio.

Companies controlled by an Issuer's direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities:
Other companies or third sector organizations:	Tozzini Freire Advogados: He acted in the areas of corporate law and contract law from August 1998 to February 2005. Main activity of the company: Legal services.
Academic background:	Bachelor’s degree in Law from the Law School of Universidade de São Paulo (USP) in 1999. Specialization in Business Law from Pontifícia Universidade Católica de São Paulo (PUC-SP) in 2001 and Master’s degree (“Master at Laws” – LL.M.) from Columbia University School of Law New York – NY in 2004.

Name: CAIO IBRAHIM DAVID
Companies that are part of the Issuer's economic group:

Itaú Unibanco Holding S.A.: Vice President since January 2017; Executive Officer from June 2010 to April 2015, and member of the Disclosure and Trading Committee since July 2010.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Vice-President since July 2013 and Executive Officer from August 2010 to July 2013, responsible for the Finance area. He joined the group in 1987 as a trainee, acting in the areas of controllership and market and liquidity risk control.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Investimentos Bemge S.A.: Member of the Board of Directors since April 2012 and Executive Vice-President from October 2010 to April 2013.

Main activity of the company: Support to companies in which it has interest, including by conducting studies and making funds available.

Dibens Leasing S.A. – Arrendamento Mercantil: Member of the Board of Directors since July 2010.

Main activity of the company: Leasing.

Itauseg Participações S.A.: Executive Officer from April 2010 to April 2013 and Chief Executive Officer from May 2013 to March 2015.

Main activity of the company: Holding company.

Redecard S.A.: Vice-Chairman of the Board of Directors from June 2010 to December 2012 and member of the Board of Directors from May 2010 to December 2012.

Main activity of the company: Provision of payment means services.

Companies controlled by an Issuer's direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities:
Other companies or third sector organizations:
Academic background:	Bachelor’s degree in Engineering from Universidade Mackenzie (1986 to 1990), Postgraduate degree in Economics and Finance (1992 to 1993) from Universidade de São Paulo, Master’s degree in Controllership also from Universidade de São Paulo (1994 to 1997) and MBA from the New York University (1997 to 1999) with specialization in Finance, Accounting and International Business.

Name: CARLOS HENRIQUE DONEGÁ AIDAR
Companies that are part of the Issuer's economic group:

Itaú Unibanco Holding S.A.: Member of the Disclosure and Trading Committee since January 2015.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Officer since July 2008. In December 1986, he joined the staff of this financial institution and during his career his main functions were: preparation of the consolidated budget for the marketing channels and products; projection of the main financial variables, such as volumes of loans, spreads, fees and costs; economic feasibility studies regarding new business; management of the main support system for controllership through validating data, accounting consistency, financial calculation modeling and production of monthly database for calculating results; follow up oftreasury results, developing result analyses and instruments for asset and liquidity management.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Companies controlled by an Issuer's direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities:
Other companies or third sector organizations:
Academic background:

Bachelor’s degree in Economics from Faculdade de Ciências Econômicas de São Paulo of Fundação Escola de Comércio Álvares Penteado, in 1986.

Postgraduate degree in Finance from Universidade de São Paulo in 1994.

Name: FERNANDO MARSELLA CHACON RUIZ
Companies that are part of the Issuer's economic group:

Itaú Unibanco Holding S.A.: Member of the Disclosure and Trading Committee since July 2009.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Executive Officer since September 2008 and Managing Officer from January 2007 to September 2008.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco Itauleasing S.A.: Officer from November 2008 to April 2009.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Companies controlled by an Issuer's direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities:
Other companies or third sector organizations:
Academic background:	Bachelor’s degree in Mathematics from Pontifícia Universidade Católica de São Paulo - PUC-SP in 1986. Specialization in Information Technology and Financial Administration in 1986.

Name: LEILA CRISTIANE BARBOZA BRAGA DE MELO
Companies that are part of the Issuer's economic group:

Itaú Unibanco Holding S.A.: Executive Officer since April 2015; Member of the Disclosure and Trading Committee since January 2012.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Executive Officer since April 2015, in charge of the Legal Area, which comprises Litigation Matters, Retail Legal Matters, Wholesale Legal Matters, and Institutional and International Legal Matters, and also Ombudsman's Office; Director from February 2010 to March 2015.

Main activity of the company: multiple-service banking, with commercial portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Deputy Director from October 2008 to April 2009. She joined Unibanco in 1997, acting in Unibanco’s Legal Advisory department in operations involving banking products, credit card, real estate and vehicle financing, and projects regarding mergers and acquisitions, corporate restructuring and capital markets, among others.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Companies controlled by an Issuer's direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities:
Other companies or third sector organizations:
Academic background:	Bachelor’s degree in Law from the Law School of Universidade de São Paulo, Specialization in Corporate Law with a major in Corporate Finance and Capital Markets from IBMEC – Instituto Brasileiro de Mercado de Capitais, Fundamentals of Business Law - NYU - New York University.

Name: MARCELO KOPEL
Companies that are part of the Issuer's economic group:

Itaú Unibanco Holding S.A.: Officer since June 2014 and Investor Relations Officer since February 2015. Member of the Disclosure and Trading Committee since January 2014 and Chairman since February 2015.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Officer since July 2014.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Investimentos Bemge S.A.: Member of the Board of Directors and Chief Executive Officer since April 2014.

Main activity of the company: Support to companies in which it has interest, including by conducting studies and making funds available.

Dibens Leasing S.A. - Arrendamento Mercantil: Chairman of the Board of Directors since April 2015 and Officer since June 2014.

Main activity of the company: Leasing.

Redecard S.A.: Executive Director from May 2010 to July 2014.

Main activity of the company: Provision of payment means services.

Banco Credicard S.A.: Officer from November 2004 to February 2010 and member of the Board of Directors from February 2010 to April 2010.

Main activity of the company: Multiple-service banking, without commercial portfolio.

Companies controlled by an Issuer's direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities:
Other companies or third sector organizations:

Banco Citibank S.A.: Finance Officer from 2006 to 2010.

Main activity of the company: Commercial banking, with investment portfolio.

ING Bank in Brazil: Finance Officer from 1992 to 1998 and in Latin America from 1998 to 2002.

Main activity of the company: Incorporation of foreign company in Brazil.

Bank of America: Finance Officer together with the position of Operations Officer from 2002 to 2003.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Academic background:	Bachelor’s degree in Business Administration from Fundação Armando Álvares Penteado - FAAP.

12.9. The existence of marital relationship, stable union or kinship extended to relatives twice removed between:

a) Issuer’s management members;

b) (i) Issuer’s management members and (ii) management members of the Issuer’s direct or indirect subsidiaries;

c) (i) management members of the Issuer or of its direct or indirect subsidiaries and (ii) Issuer’s direct or indirect parent companies;

d) (i) Issuer’s management members and (ii) management members of the Issuer’s direct or indirect parent companies.

a) Issuer’s management members:

Alfredo Egydio Setubal (member of the Board of Directors) is the brother of Roberto Egydio Setubal (Vice-Chairman of the Board and CEO).

b) (i) Issuer’s management members and (ii) management members of the Issuer’s direct or indirect subsidiaries:

Not applicable.

c) (i) Management members of the Issuer or of its direct or indirect subsidiaries and (ii) Issuer’s direct or indirect parent companies:

• Pedro Moreira Salles (Chairman of the Board of Directors), together with his brothers Fernando Roberto Moreira Salles, João Moreira Salles and Walther Moreira Salles Júnior, is in the Issuer’s controlling group;

• Brothers Roberto Egydio Setubal (Vice-Chairman of the Board of Directors and CEO) and Alfredo Egydio Setubal (member of the Board of Directors), together with their siblings José Luiz Egydio Setubal, Maria Alice Setubal, Olavo Egydio Setubal Júnior, Paulo Setubal Neto and Ricardo Egydio Setubal, are in the Issuer’s controlling group;

• Ricardo Villela Marino (member of the Board of Directors), together with his mother Maria de Lourdes Egydio Villela and his brother Rodolfo Villela Marino, is in the Issuer’s controlling group.

d) (i) Issuer’s management members and (ii) management members of the Issuer’s direct or indirect parent companies:

• Pedro Moreira Salles (Chairman of the Board of Directors), together with his brothers Fernando Roberto Moreira Salles, João Moreira Salles and Walther Moreira Salles Júnior, is in the management of parent companies IUPAR – Itaú Unibanco Participações S.A. and Cia. E. Johnston de Participações;

• João Moreira Salles (member of the Board of Directors), together with his father Pedro Moreira Salles (Chairman of the Board of Directors), is in the management of parent company IUPAR – Itaú Unibanco Participações S.A.;

• Brothers Roberto Egydio Setubal (Vice-Chairman of the Board of Directors and CEO) and Alfredo Egydio Setubal (member of the Board of Directors), together with their brother Ricardo Egydio Setubal, are in the management of parent companies IUPAR – Itaú Unibanco Participações S.A and Companhia Esa;

• Brothers Roberto Egydio Setubal (Vice-Chairman of the Board of Directors and CEO) and Alfredo Egydio Setubal (member of the Board of Directors), together with their brothers Paulo Setubal Neto and Ricardo Egydio Setubal, are in the management of parent company Itaúsa – Investimentos Itaú S.A.;

• Ricardo Villela Marino (member of the Board of Directors), together with his brother Rodolfo Villela Marino, is in the management of parent companies IUPAR – Itaú Unibanco Participações S.A., Itaúsa – Investimentos Itaú S.A.and Companhia Esa.

12.10. Inform on the subordination, services provision or control relationships maintained for the last three years between management members of the issuer:

a) Issuer’s direct or indirect subsidiary, except for those in which the Issuer holds, directly or indirectly, the total capital stock;

b) Issuer’s direct or indirect parent company;

c) If relevant, supplier, client, debtor or creditor of the Issuer, its subsidiaries or parent companies or subsidiaries of any of these people.

a) Issuer’s direct or indirect subsidiary, except for those in which the Issuer holds, directly or indirectly, the total capital stock:

Management member Ricardo Villela Marino holds a management position in subsidiaries.

b) Issuer’s direct or indirect parent company:

Management members Alfredo Egydio Setubal, Pedro Moreira Salles, Ricardo Villela Marino, and Roberto Egydio Setubal are parties to the controlling group of Itaú Unibanco.

c) If relevant, supplier, client, debtor or creditor of the Issuer, its subsidiaries or parent companies or subsidiaries of any of these people:

Not applicable.

ATTACHMENT V

ITEM 13 OF ATTACHMENT 24 TO CVM INSTRUCTION 480/09

13.1. Describe the policy or practice for the compensation of the Board of Directors, Board of Statutory Officers and Board of Non-Statutory Officers, Fiscal Council, Statutory Committees and Audit, Risk, Financial and Compensation Committees, addressing the following aspects:

a) The objectives of the compensation policy or practice:

Compensation Policy

The objective of the Issuer’s compensation policy is to attract, compensate, retain and motivate management members in the running of business, on a sustainable manner, subject to proper risk limits and always in line with stockholders’ interests.

The Issuer’s compensation policy is established by taking into account: market practices, the Issuer’s strategy and the effective risk management over time, so as not to encourage behaviors that might increase the risk exposure above levels considered prudent.

In accordance with Resolution No. 3,921/2010 of the National Monetary Council (“Resolution on Compensation”), the variable compensation, corresponding to the sum of fees approved at the Annual Stockholders’ Meeting assigned to variable compensation and the statutory profit sharing, is consistent with the risk management policies of Itaú Unibanco Conglomerate, under which at least fifty percent (50%) of variable compensation is paid through shares or stock-based instruments and is deferred for payment within at least three years. The deferred unpaid portion may be reduced or subject to clawbacks, due to the possible reduction in the realized recurring net income of the Issuer or of the applicable business area during the deferral period.

Management members are granted a benefit plan covering a health care plan, dental health care, private pension plan and life insurance. The benefit plan may vary in accordance with the administrator.

For illustrative purposes, this item will take into consideration the year to which the compensation refers, regardless of the year in which it was effectively attributed, paid or recognized in the financial statements.

Partners Program

The Issuer has an institutional program referred to as Partners Program, through which management members and employees with a history of outstanding contribution and differentiated performance are entitled to use part or their total annual variable compensation to purchase the Issuer’s preferred shares (“Own Shares”). If they hold the ownership of these Own Shares, free of any liens or encumbrances and of other suspension conditions set forth in the Program Regulation for three- and five-year terms as from the initial investment, the return on investment will be through the receipt of the Issuer’s preferred shares (“Partners Shares”) also for three - and five-year terms. These Partners Shares will subsequently remain unavailable for five-and eight-year terms as from the initial investment in Own Shares. Any Partners Shares not yet received will also be subject to reduction proportional to a possible reduction in the realized recurring net income of the Issuer or of the applicable business area.

As a result of the impacts related to Article 33 of Law No. 12,973/14, and the change in the recognition of the amounts granted to management members under the prior Partners Program (linked to the Stock Option Plan) for the 2009 to 2014 fiscal years, we clarify that the amounts related to the Partners Program for fiscal year 2014 and subsequent fiscal years will be reported as part of the variable compensation.

We clarify that the amounts granted to management members under the Partners Program for the 2009 to 2014 fiscal years have been recorded in the Issuer’s financial statements since their granting, as well as detailed in this item, in compliance with the rules applicable to these disclosures.

For illustrative purposes, this item will take into consideration the year to which the compensation refers, regardless of the year in which it was effectively attributed, paid or recognized in the financial statements.

Governance structure of compensation

The governance structure of compensation requires both clear and transparent processes. Accordingly, in order to achieve the purposes mentioned above and adopt the best governance practices introduced in Brazil and overseas, as well as to ensure balance of the Issuer’s risk management practices, in compliance with the Resolution on Compensation, the Issuer has a statutory Compensation Committee, reporting to the Board of Directors, the main duties of which are: (a) to prepare a compensation policy by proposing to the Board of Directors the many forms of fixed and variable compensation, in addition to benefits and special recruitment and termination programs; (b) to discuss, analyze and supervise the implementation and operation of current compensation models for the Itaú Unibanco Conglomerate by discussing general principles of the compensation policy for employees and providing recommendations to the Board of Directors on any adjustments or improvements; (c) to propose to the Board of Directors the aggregate compensation amount to management members to be submitted to the Annual Stockholders’ Meeting; and (d) to prepare, on an annual basis, the "Compensation Committee Report”.

In addition to the Compensation Committee, we have a Nomination and Corporate Governance Committee, also reporting to the Board of Directors and whose main responsibility is to monitor the Issuer’s governance, especially regarding topics related to the Board of Directors and the Board of Officers. Accordingly, the Nomination and Governance Committee is responsible for (i) recommending processes for assessing the Board of the Directors, the Members and Chairman of the Board, Committees and Chief Executive Officer, and (ii) providing methodological and procedural support to these assessments.

Finally, we have the Personnel Committee, which also reports to the Board of Directors and is responsible for defining the main guidelines for personnel policies, including the rules related to the appointment and removal of beneficiaries of the Partners Program and the approval of the appointed beneficiaries of said program.

Additional Information

In 2017, the proposal is for the Extraordinary Stockholders’ Meeting to approve the formalization and approval of the Stock Grant Plan (“Stock Grant Plan”), in order to consolidate general rules in connection with long-term incentive programs that involve the granting of shares to management members and employees of the Company and its direct and indirect subsidiaries, as set forth by CVM Instructions No. 567/15. Among the programs mentioned in the Stock Grant Plan, to be managed by the Compensation Program and which have as their target audiences the management members of the Company, we emphasize the Variable Compensation in Shares (item 5.1.1. of the document), the Fixed Compensation in Shares (item 5.1.2 of the document, for members of the Board of Directors only), and the Partners Program (item 5.1.4 of the document), also included in the information provided in this item 13.

The Issuer also offers a Stock Option Plan (“Stock Option Plan”) to its management members and employees, as well as to the management members and employees of its controlled companies, providing for the alignment of the management members’ interests to those of the stockholders, as they share the same risks and gains due to the appreciation of their shares. For further details on the Stock Option Plan, see sub items 13.4, 13.5, 13.6, 13.7, 13.8, and 13.9. The Personnel Committee is responsible for making institutional decisions, and supervising the implementation and operation of the Stock Option Plan.

b) Compensation composition, indicating:

i - Description of the compensation elements and the objectives of each of them

Board of Directors

The annual compensation of the members of the Board of Directors is composed of:

(i)	monthly fixed compensation (fees in cash approved at the Annual Stockholders’ Meeting);
(ii)	annual fixed compensation (stock-based compensation approved at the Annual Stockholders’ Meeting); and
(iii)	benefit plan (approved at the Annual Stockholders’ Meeting).

Maximum compensation amounts are defined at the Annual Stockholders’ Meeting, based on the limits imposed by Article 152 of the Brazilian Corporate Law.

In the event that a member of the Board of Directors is also part of the Board of Officers of the Issuer or of its controlled companies, his/her compensation will be subject to the policy applicable to the Board of Officers as described below and stated in the columns related to the Board of Officers in the tables of this item 13.

Additionally, the members of the Board of Directors may be paid a variable compensation as resolved by the Compensation Committee. This variable compensation will be subject to the guidelines of the Resolution on Compensation and be limited to the extent determined by the Annual Stockholders' Equity and Article 152 of the Brazilian Corporate Law.

Board of Officers

The annual compensation of the Officers is composed of:

(i)	monthly fixed compensation (fees in cash approved at the Annual Stockholders’ Meeting);
(ii)	annual variable compensation (fees approved at the Annual Stockholders’ Meeting and statutory profit sharing); and

(iii)	benefit plan (approved at the Annual Stockholders’ Meeting).

Maximum compensation amounts are defined at the Annual Stockholders’ Meeting, based on the limits imposed by Article 152 of the Brazilian Corporate Law.

Regarding particularly those officers involved in the internal controls and risk areas, their compensation is calculated to attract qualified and experienced professionals and is determined irrespectively of the performance of each business area, so as not to give rise to any conflicts of interest. However, even though not impacted by the results from the business areas, they are still subject to any impacts arising from the Issuer’s results.

Fiscal Council

The compensation of the members of the Fiscal Council is established at the Annual Stockholders’ Meeting. Pursuant to Article 162, paragraph 3, of the Brazilian Corporate Law, this compensation may not be lower, for each acting member, than 10% of the fixed compensation assigned to each officer (i.e. not including benefits, representation allowances and profit sharing). Within the limits established by legislation, the members of the Fiscal Council are paid only a monthly fixed compensation amount and are not eligible for the benefit policy.

Audit Committee

The compensation of the members of the Audit Committee is determined by the Board of Directors, subject to market parameters, and is composed of:

(i)	monthly fixed compensation.

For those members of the Audit Committee who are also part of the Board of Directors, the compensation policy of the Board of Directors is applied.

Committees

Management members who are also part of other statutory or non-statutory committees of the Issuer, or its subsidiaries or affiliates, are compensated according to their duties in the executive bodies or areas in which they work, and they do not receive a specific compensation for belonging to these committees.

Any non-management member of the Compensation Committee is compensated based on market parameters.

ii – in relation to the three last fiscal years, the proportion of each element in the total compensation

		Monthly fixed	Annual fixed	Annual variable
b) ii	Year	compensation	compensation	compensation	Benefits
	2016	25%	43%	31%	1%
Board of Directors	2015	21%	40%	37%	2%
	2014	24%	40%	34%	2%
	2016	9%	0%	90%	1%
Board of Officers	2015	7%	0%	92%	1%
	2014	7%	0%	92%	1%
	2016	100%	0%	0%	0%
Fiscal Council	2015	100%	0%	0%	0%
	2014	100%	0%	0%	0%
	2016	100%	0%	0%	0%
Audit Committee	2015	99%	0%	0%	0%
	2014	99%	0%	0%	0%

The aforementioned proportions include any charges supported by the Issuer in connection with the amounts paid, so that this information is in line with item 13.2.

iii - Calculation and adjustment methodology for each of the compensation elements

Fixed compensation (recorded as “Salary or management fees” in sub item 13.2)

For officers, the monthly fixed compensation is established in accordance with the position held and is based on internal equality, since all management members holding the same position earn the same monthly fixed compensation amount, also providing mobility of management members in the Issuer’s businesses. Fixed compensation amounts are defined aiming at maintaining competition in the market.

For members of the Board of Directors, the monthly fixed compensation is consistent with market practices and periodically reviewed to attract qualified professionals.

The annual fixed compensation to the members of the Board of Directors is paid in the Issuer’s preferred shares and takes into account the history, résumé, market conditions and other factors that may be agreed between the management member and the Issuer.

To calculate the value of the shares used to make up the compensation payable in shares or stock-based instruments, we use the average price of the Issuer’s preferred shares on BM&FBOVESPA in the 30 days prior to price fixing.

Upon the effective delivery of shares to the members of the Board of Directors, they are also paid amounts corresponding to dividends and interest on capital calculated from the grant date up to the delivery of shares to management members, restated by the profitability rate of the Interbank Deposit Certificate (CDI). In view of the intrinsic nature of the dividends and interest on capital in relation to the shares, they are part of the amounts paid to the members of the Board of Directors as compensation.

Annual variable compensation (recorded as “Profit sharing” and “Stock-based compensation” in sub item 13.2)

The annual variable compensation takes into account three factors: the management member’s performance, the results of the business area, and/or the Issuer’s results.

Regarding the annual variable compensation, 50% is paid in cash on demand and 50% is paid through the Issuer’s preferred shares or stock-based instruments, deferred for payment within three years, in the proportion of 1/3 of the amount due per year. For the 2016 fiscal year, for example, the shares related to the deferred portions will be delivered to management members in 2018, 2019 and 2020. The deferred portions may be reduced or may not be paid due to the possible reduction in the realized recurring net income of the Issuer or of the applicable business area during the deferral period.

To calculate the value of the shares used to make up the 50% of the deferred variable compensation, we use the average price of the Issuer’s preferred shares on BM&FBOVESPA in the 30 days prior to price fixing.

Upon the effective delivery of shares to management members in years 1, 2, and 3, they are also paid amounts corresponding to dividends and interest on capital calculated from the grant date up to the delivery of shares to the management members, restated by the profitability rate of the Interbank Deposit Certificate (CDI). In view of the intrinsic nature of the dividends and interest on capital in relation to the shares, they are part of the amounts paid to management members as compensation.

Additionally, the Issuer has an institutional program referred to as Partners Program, through which management members and employees with a history of outstanding contribution and differentiated performance are entitled to use part or their total annual variable compensation to purchase the Issuer’s preferred shares (“Own Shares”). If they hold the ownership of these Own Shares, free of any liens or encumbrances and of other suspension conditions set forth in the Program Regulation for three- and five-year terms as from the initial investment, the return on investment will be through the receipt of the Issuer’s preferred shares (“Partners Shares”) also for three- and five-year terms. Partners Shares will subsequently remain unavailable for 5 and 8-year terms as from the initial investment in Own Shares. Any Partners Shares not yet received will also be subject to clawbacks, due to the possible reduction in the realized recurring net income of the Issuer or of the business area.

Benefit plan (recorded as “Direct or indirect benefits” in sub item 13.2)

The benefit plan comprises a health care plan, dental health care, private pension plan, and life insurance. The benefit plan may vary in accordance with the administrator.

iv - Reasons that justify the composition of compensation

For members of the Board of Officers, the Issuer establishes variable compensation in shares, on a deferred basis, including the Partners Program, which is intended to align the risk management in the short-, medium- and long-terms, in addition to providing benefits to officers in the same proportion as it benefits the Issuer and its stockholders.

When compared to the Board of Officers, the Issuer favors fixed compensation for the members of the Board of Directors. This model is intended not to bind the compensation paid to targets reached.

v – any members who are not compensated by the issuer and the reason why

There are no members who are not compensated.

c) The main performance indicators that are taken into consideration in determining each compensation element:

The annual variable compensation (fees and profit sharing) represents a significant portion of the amounts paid to officers and is directly impacted by performance indicators. The first performance indicator is the Issuer’s income. Subsequently, the performance indicator to be taken into consideration is the performance of the applicable business area. Finally, individual performance is assessed by taking into account financial, process, client satisfaction and people management indicators, in addition to those relating to targets in relation to other Issuer’s areas.

The individual performance of management members is measured based on financial and non-financial metrics, and, on average, the commercial areas have 80% of performance linked to financial targets and the remaining 20% to non-financial targets. Supporting areas have financial targets accounting for 25% of total, against 75% of non-financial targets. The targets of the commercial areas are focused on (i) the managerial operating income (managerial indicator similar to net income), (ii) operating revenues, (iii) costs, and (iv) client satisfaction surveys. For supporting areas, targets are focused on internal client satisfaction surveys and costs.

For the Board of Officers, the monthly fixed compensation and the benefit plan account for the smallest portion of the total amount received by management members and are not affected by performance indicators.

For the Board of Directors, performance indicators are not taken into account for fixed compensation purposes.

d) How the compensation is structured to reflect the evolution of performance indicators:

A significant portion of the total amount paid to management members is in variable compensation, which is directly impacted by performance indicators. Therefore, the better the indicators, the higher the compensation and vice versa.

For the Board of Directors, performance indicators are not taken into account for fixed compensation purposes.

e) How the compensation policy or practice is aligned with the issuer’s short-, medium- and long-term interests

The annual variable compensation takes into account three factors: the management member’s performance; results of the business area; and/or the Issuer’s results, and is paid as follows: 50% is paid in cash on demand and 50% is paid through the Issuer’s preferred shares or stock-based instruments, deferred for payment within three years, in the proportion of 1/3 of the amount due per year.

Additionally, the Issuer has an institutional program referred to as Partners Program, through which management members and employees with a history of outstanding contribution and differentiated performance are entitled to use part or their total annual variable compensation to purchase the Issuer’s preferred shares (“Own Shares”). If they hold the ownership of these Own Shares, free of any liens or encumbrances and of other suspension conditions set forth in the Program Regulation for three- and five-year terms as from the initial investment, the return on investment will be through the receipt of the Issuer’s preferred shares (“Partners Shares”) also for three- and five-year terms. These Partners Shares will subsequently remain unavailable for five- and eight-year terms as from the initial investment in Own Shares.

Therefore, the variable compensation, including the Partners Program, is paid in at least three and at the most five years, and during this period it is subject to a possible reduction due to reduction in realized recurring net income of the Issuer or of the applicable business area. Additionally, it is subject to the risk of price variations in the Issuer’s preferred shares for up to eight years. This structure reflects the intention of aligning the risk management over time, in addition to providing benefits to management members based on performance in the proportion as it benefits the Issuer and its stockholders.

f) The existence of compensation supported by direct or indirect subsidiaries, controlled companies or parent companies:

The compensation of many members of the Board of Officers is supported by controlled companies (see sub item 13.15), and the amounts indicated in this item 13 already include the total compensation paid by the Issuer and its controlled companies.

g) The existence of any compensation or benefit related to the occurrence of a certain corporate event, such as the disposal of the Issuer’s shareholding control:

There is no compensation or benefit – neither is it provided for in the Issuer’s compensation policy - related to the occurrence of a certain corporate event.

13.2 With respect to the variable compensation of the Board of Directors, Board of Statutory Officers, and Fiscal Council for the past three years and to that determined for the current year, please prepare a table containing:

Total compensation for 2017 - Annual amounts

	Board of Directors	Statutory Board of Officers	Fiscal Council	Total
Number of members	10.33	23.67	5.00	39.00
Number of compensated members	10.33	23.67	5.00	39.00
Annual fixed compensation, comprising:	31,846,000	47,287,000	838,000	79,971,000
Salary or management fees	15,327,000	33,097,000	684,000	49,108,000
Direct and indirect benefits	0	28,000	n/a	28,000
Compensation for participation in committees	n/a	n/a	n/a	n/a
Other (special fees and/or INSS)	16,519,000	14,162,000	154,000	30,835,000
Annual variable compensation, comprising:	0	0	n/a	0
Bonuses	(1)	(1)	(1)	(1)
Profit sharing	(2)	(2)	(2)	(2)
Compensation for attending meetings	n/a	n/a	n/a	n/a
Commissions	n/a	n/a	n/a	n/a
Description of other variable compensation (special fees and INSS)	0	0	n/a	0
Post-employment benefits	833,000	2,097,000	n/a	2,930,000
Benefits arising from termination of mandate	n/a	n/a	n/a	n/a
Stock-based compensation including options	22,321,000	215,616,000	n/a	237,937,000
Total compensation	55,000,000	265,000,000	838,000	320,838,000

For the 2017 fiscal year, the proposal is for the Annual Stockholders’ Meeting to approve the aggregate compensation amount of R$320 million payable to management bodies, regardless of the year in which the amounts were effectively attributed or paid. For the Fiscal Council, the proposal is for the Annual Stockholders’ Meeting to approve the monthly individual compensation of R$15,000 to effective members and R$6,000 to alternate members. The approved compensation amounts may be paid in local currency, in Issuer’s shares or in any other manner that management finds convenient. The amounts will be paid in the proportions described in the table above.

Also regarding the 2017 fiscal year, in addition to the amounts established at the Annual Stockholders’ Meeting, the members of the management bodies will receive statutory profit sharing, according to paragraph 1, Article 152, of the Brazilian Corporate Law, limited to the annual compensation of management members or to 10% of the Issuer’s income, whichever is lower. The profit sharing amounts are not included in the table above, which only shows the estimated separation of the compensation aggregated amounts to be approved by stockholders at the Annual Stockholders’ Meeting.

The amounts related to the granting of stock options are not included in the table above, which only shows the estimated separation of the compensation aggregated amounts to be approved by stockholders at the Annual Stockholders’ Meeting. For further information on the granting of simple options of the Stock-Based Plan, see sub items 13.4, 13.5, 13.6, 13.7, and 13.9.

Notes:

(1) As mentioned in item 13.1 and shown in the table above, the annual variable compensation model should be recorded in "Profit sharing" (paid in cash) and "Stock-based compensation" (paid in shares). Therefore, the bonus item is zero.

(2) For 2017, “Profit sharing” amounts (paid in cash) are not included in the table above, which only shows the estimated separation of the compensation aggregated amounts to be approved by stockholders at the Annual Stockholders’ Meeting.

(3) Due to Empresas.Net (CVM’s system) systemic structure, we clarify that: (i) the amounts in "Other (fees and/or INSS)" refer to special fees and INSS for the Board of Directors and INSS for the Board of Officers and the Fiscal Council; and (ii) the amounts in “Stock-based compensation” include the amounts corresponding to INSS related to these amounts.

Total compensation for 2016 - Annual amounts

	Board of Directors	Statutory Board of Officers	Fiscal Council	Total
Number of members	8.67	21.33	4.33	34.33
Number of compensated members	8.67	21.33	4.33	34.33
Annual fixed compensation, comprising:	18,351,000	26,038,000	691,000	45,080,000
Salary or management fees	8,260,000	21,240,000	564,000	30,064,000
Direct and indirect benefits	0	19,000	n/a	19,000
Compensation for participation in committees	n/a	n/a	n/a	n/a
Other (special fees and/or INSS)	10,091,000	4,779,000	127,000	14,997,000
Annual variable compensation, comprising:	888,000	72,705,000	n/a	73,593,000
Bonuses	(1)	(1)	(1)	(1)
Profit sharing	888,000	72,705,000	n/a	73,593,000
Compensation for attending meetings	n/a	n/a	n/a	n/a
Commissions	n/a	n/a	n/a	n/a
Description of other variable compensation (special fees and INSS)	0	0	n/a	0
Post-employment benefits	438,000	1,570,000	n/a	2,008,000
Benefits arising from termination of mandate	n/a	n/a	n/a	n/a
Stock-based compensation including options	9,537,000	184,271,000	n/a	193,808,000
Total compensation	29,214,000	284,584,000	691,000	314,489,000

For the 2016 fiscal year, the Annual Stockholders’ Meeting approved the aggregate compensation amount of R$290 million payable to management bodies. For the Fiscal Council, the Annual Stockholders’ Meeting approved the monthly individual compensation of R$15,000 to effective members and R$6,000 to alternate members. Of these amounts, those described in the table above were effectively paid.

Also regarding the 2016 fiscal year, in addition to the amounts established at the Annual Stockholders’ Meeting, the members of the management bodies received statutory profit sharing, according to paragraph 1, Article 152, of the Brazilian Corporate Law, limited to the annual compensation of management members approved at the Annual Stockholders’ Meeting or to 10% of the Issuer’s income, whichever is lower. The profit sharing amounts are included in the table above, which reflects the separation of the total amounts the Issuer has agreed to deliver to the management members for 2016, regardless of the year in which the amounts were effectively attributed or paid.

The amounts related to the granting of simple options are not included in the table above, since no simple options were granted for 2016 under the Plan. For further information on the granting of options of the Stock-Based Plan, see sub items 13.4, 13.5, 13.6, 13.7, and 13.9.

Notes:

1.	As mentioned in item 13.1 and shown in the table above, the annual variable compensation model is recorded in “Profit sharing” (paid in cash) and “Stock-based compensation” (paid in shares). Therefore, the bonus item is zero.
2.	The portions in shares or stock-based instruments were shown in the “Stock-based compensation" line, and were not stated under “Variable compensation”. For illustrative purposes, this item will take into consideration the year to which the compensation refers, regardless of the year in which it was effectively attributed, paid or recognized in the financial statements.
3.	Due to Empresas.Net (CVM’s system) systemic structure, we clarify that: (i) the amounts in "Other (fees and/or INSS)" refer to special fees and INSS for the Board of Directors and INSS for the Board of Officers and the Fiscal Council; and (ii) the amounts in “Stock-based compensation” include the amounts corresponding to INSS related to these amounts.
4.	There are three members of the Board of Directors who also perform executive functions in the Issuer and/or its controlled companies and, for this reason, their compensation is defined according to the provisions of the compensation policy applicable to Officers. Accordingly, the amounts related to the compensation of these members are fully included only in the table related to the Board of Officers’ compensation. This note is applicable to items 13.3, 13.5, 13.6, 13.7, 13.10, 13.13, and 13.15.
5.	The compensation of many members of the Board of Officers is supported by controlled companies (see sub item 13.15), and the amounts indicated in sub item 13.2 already include the total compensation paid by the Issuer and its controlled companies.
6.	The average compensation amount per member was, as follows: Board of Directors: R$3,371 thousand, and Board of Officers: R$13,340 thousand. For further information on the Partners Program, see item 13.1.
7.	The number of members of each body is calculated based on the assumptions defined by CVM/SEP OFFICIAL LETTER/CIRCULAR No. 01/2017.

Total compensation for 2015 - Annual amounts

	Board of Directors	Statutory Board of Officers	Fiscal Council	Total
Number of members	8.50	19.83	6.00	34.33
Number of compensated members	8.50	19.83	6.00	34.33
Annual fixed compensation, comprising:	22,094,000	21,902,000	926,100	44,922,100
Salary or management fees	7,620,000	17,410,000	756,000	25,786,000
Direct and indirect benefits	271,000	575,000	N/A	846,000
Compensation for participation in committees	N/A	N/A	N/A	N/A
Other (special fees and/or INSS)	14,203,000	3,917,000	170,100	18,290,100
Annual variable compensation, comprising:	1,227,070	85,842,653	N/A	87,069,723
Bonuses	(1)	(1)	(1)	(1)
Profit sharing	1,227,070	85,842,653	N/A	87,069,723
Compensation for attending meetings	N/A	N/A	N/A	N/A
Commissions	N/A	N/A	N/A	N/A
Description of other variable compensation (special fees and INSS)	0	0	N/A	0
Post-employment benefits	301,000	1,735,000	N/A	2,036,000
Benefits arising from termination of mandate	NA	N/A	N/A	N/A
Stock-based compensation including options	12,069,000	178,850,000	N/A	190,919,000
Total compensation	35,691,070	288,329,653	926,100	324,946,823

For the 2015 fiscal year, the Annual Stockholders’ Meeting approved the aggregate compensation amount of R$290 million payable to management bodies. For the Fiscal Council, the Annual Stockholders’ Meeting approved the monthly individual compensation of R$15,000 to effective members and R$6,000 to alternate members. Of these amounts, those described in the table above were effectively paid.

Also regarding the 2015 fiscal year, in addition to the amounts approved by the Annual Stockholders’ Meeting, the members of the management bodies received statutory profit sharing, according to paragraph 1, Article 152, of the Brazilian Corporate Law, limited to the annual compensation of management members approved at the Annual Stockholders’ Meeting or to 10% of the Issuer’s income, whichever is lower. The profit sharing amounts are included in the table above, which reflects the separation of the total amounts the Issuer has agreed to deliver to the management members for 2015, regardless of the year in which the amounts were effectively attributed or paid.

The amounts related to the granting of simple options are not included in the table above, since no simple options were granted for 2015 under the Plan. For further information on the granting of options of the Stock-Based Plan, see sub items 13.4, 13.5, 13.6, 13.7, and 13.9.

Notes:

1.	As mentioned in item 13.1 and shown in the table above, the annual variable compensation model is recorded in “Profit sharing” (paid in cash) and “Stock-based compensation” (paid in shares). Therefore, the bonus item is zero.
2.	The portions in shares or stock-based instruments were shown in the “Stock-based compensation" line, and were not stated under “Variable compensation”. For illustrative purposes, this item will take into consideration the year to which the compensation refers, regardless of the year in which it was effectively attributed, paid or recognized in the financial statements.
3.	Due to Empresas.Net (CVM’s system) systemic structure, we clarify that: (i) the amounts in "Other (fees and/or INSS)" refer to special fees and INSS for the Board of Directors and INSS for the Board of Officers and the Fiscal Council; and (ii) the amounts in “Stock-based compensation” include the amounts corresponding to INSS related to these amounts.
4.	There are three members of the Board of Directors who also perform executive functions in the Issuer and/or its controlled companies and, for this reason, their compensation is defined according to the provisions of the compensation policy applicable to Officers. Accordingly, the amounts related to the compensation of these members are fully included only in the table related to the Board of Officers’ compensation. This note is applicable to items 13.3, 13.5, 13.6, 13.7, 13.10, 13.13, and 13.15.
5.	The compensation of many members of the Board of Officers is supported by controlled companies (see sub item 13.15), and the amounts indicated in sub item 13.2 already include the total compensation paid by the Issuer and its controlled companies.
6.	The average compensation amount per member was, as follows: Board of Directors: R$4,199 thousand, and Board of Officers: R$14,540 thousand. For further information on the Partners Program, see item 13.1.
7.	The number of members of each body is calculated based on the assumptions defined by CVM/SEP OFFICIAL LETTER/CIRCULAR No. 02/2016.

Total compensation for 2014 - Annual amounts

	Board of Directors	Statutory Board of Officers	Fiscal Council	Total
Number of members	8.00	14.92	6.00	28.92
Number of compensated members	8.00	14.92	6.00	28.92
Annual fixed compensation	18,243,659	16,080,655	926,100	35,250,414
Salary or management fees	6,710,000	12,533,333	756,000	19,999,333
Direct and indirect benefits	229,386	727,322	N/A	956,708
Compensation for participation in committees	N/A	N/A	N/A	N/A
Other (special fees and/or INSS)	11,304,273	2,820,000	170,100	14,294,373
Variable compensation	543,302	64,828,485	N/A	65,371,787
Bonuses	(1)	(1)	(1)	(1)
Profit sharing	543,302	64,828,485	N/A	65,371,787
Compensation for attending meetings	N/A	N/A	N/A	N/A
Commissions	N/A	N/A	N/A	N/A
Description of other variable compensation (special fees and INSS)	-	-	N/A	-
Post-employment benefits	266,438	839,838	N/A	1,106,275
Benefits arising from termination of mandate	NA	N/A	N/A	N/A
Stock-based compensation including options	8,876,175	145,955,470	N/A	154,831,645
Total compensation	27,929,574	227,704,447	926,100	256,560,121

For the 2014 fiscal year, the Annual Stockholders’ Meeting approved the aggregate compensation amount of R$145 million payable to management bodies. For the Fiscal Council, the Annual Stockholders’ Meeting approved the monthly individual compensation of R$15,000 to effective members and R$6,000 to alternate members. Of these amounts, those described in the table above were effectively paid.

Also regarding the 2014 fiscal year, in addition to the amounts established at the Annual Stockholders’ Meeting, the members of the management bodies received statutory profit sharing, according to paragraph 1, Article 152, of the Brazilian Corporate Law, limited to the annual compensation of management members approved at the Annual Stockholders’ Meeting or to 10% of the Issuer’s income, whichever is lower. The profit sharing amounts are included in the table above, which reflects the separation of the total amounts the Issuer has agreed to deliver to the management members for 2014, regardless of the year in which the amounts were effectively attributed or paid.

Finally, in view of the effects related to Article 33 of Law No. 12,973/14, we clarify that the amounts granted to management members under the Partners Program for 2014 are now recognized as compensation. We clarify that such amounts were included in the “Stock-based compensation” line in the table above.

The amounts related to the granting of simple options are not included in the table above, since no simple options were granted for 2014 under the Plan. For further information on the granting of options of the Stock-Based Plan, see sub items 13.4, 13.5, 13.6, 13.7, and 13.9.

Notes:

1.	As mentioned in item 13.1 and shown in the table above, the annual variable compensation model is recorded in “Profit sharing” (paid in cash) and “Stock-based compensation” (paid in shares). Therefore, the bonus item is zero.
2.	Beginning in 2014, the portions in shares or stock-based instruments were shown in the “Stock-based compensation” line, and were not stated under “Variable compensation”. For illustrative purposes, this item will take into consideration the year to which the compensation refers, regardless of the year in which it was effectively attributed, paid or recognized in the financial statements.
3.	Due to Empresas.Net (CVM’s system) systemic structure, we clarify that: (i) the amounts in "Other (fees and/or INSS)" refer to special fees and INSS for the Board of Directors and INSS for the Board of Officers and the Fiscal Council; and (ii) the amounts in “Stock-based compensation” include the amounts corresponding to INSS related to these amounts.
4.	There are four members of the Board of Directors who also perform executive functions in the Issuer and/or its controlled companies and, for this reason, their compensation is defined according to the provisions of the compensation policy applicable to Officers. Accordingly, the amounts related to the compensation of these members are fully included only in the table related to the Board of Officers’ compensation. This note is applicable to items 13.3, 13.5, 13.6, 13.7, 13.10, 13.13, and 13.15.
5.	The compensation of many members of the Board of Officers is supported by controlled companies (see sub item 13.15), and the amounts indicated in sub item 13.2 already include the total compensation paid by the Issuer and its controlled companies.
6.	The average compensation amount per member was, as follows: Board of Directors: R$3,491 thousand, and Board of Officers: R$15,265 thousand. We inform that the increase in the average compensation amount per member from 2013 to 2014 mainly corresponds to the amounts granted under the Partners Program. For further information on the Partners Program, see item 13.1.
7.	The number of members of each body is calculated based on the assumptions defined by CVM/SEP OFFICIAL LETTER/CIRCULAR No. 02/2015.

13.3 With respect to the variable compensation of the Board of Directors, Board of Statutory Officers, and Fiscal Council for the past three years and to that determined for the current year, please prepare a table containing:

13.3 - 2017			R$, except if otherwise indicated
a body	Board of Directors	Board of Statutory Officers	Fiscal Council	Total
b number of members (people)	10.33	23.67	5.00	39.00
c number of compensated members (people)	10.33	23.67	5.00	39.00
d With respect to bonuses:
i minimum amount provided for in the compensation	(1)	(1)	(1)	(1)
ii maximum amount provided for in the compensation plan	(1)	(1)	(1)	(1)
iii amount provided for in the compensation plan, should the targets established be achieved	(1)	(1)	(1)	(1)
iv amount effectively recognized in income or loss	(1)	(1)	(1)	(1)
e With respect to profit sharing:
i minimum amount provided for in the compensation	(2)	(2)	(2)	(2)
ii maximum amount provided for in the compensation plan	(2)	(2)	(2)	(2)
iii amount provided for in the compensation plan, should the targets established be achieved	(2)	(2)	(2)	(2)
iv amount effectivelly recognized in income or loss	(2)	(2)	(2)	(2)

Notes:

1.	(1) As mentioned in item 13.1, the annual variable compensation model is recorded in “Profit sharing” (paid in cash) and “Stock-based compensation” (paid in shares) of item 13.2. Therefore, the bonus item is zero.

As there is no “Stock-based compensation” line in this item, we inform these amounts (recorded in “Stock-based compensation” of item 13.2) as follows:

Board of Directors: d i 13,393,000; d ii 31,250,000; d iii 22,321,000; d iv N/A.

Board of Officers: d i 129,370,000; d ii 301,863,000; d iii 215,616,000; d iv N/A.

Fiscal Council: N/A.

The minimum and maximum amounts described in the previous note were indicated based on budget and management expectations. However, these amounts may vary based on the Issuer’s result, the result of the area in which the management member works, and his/her performance, and it is also possible that the variable compensation will not be paid in case of reduction in the results of the Issuer or of the business area during the deferral period.

2. (2) For 2017, “Profit sharing” amounts (paid in cash) are not included in the table above, which only shows the estimated separation of the compensation aggregated amounts to be approved by stockholders at the Annual Stockholders’ Meeting.

13.3 - 2016			R$, except if otherwise indicated
a body	Board of Directors	Board of Statutory Officers	Fiscal Council	Total
b number of members (people)	8.67	21.33	4.33	34.33
c number of compensated members (people)	8.67	21.33	4.33	34.33
d With respect to bonuses:
i minimum amount provided for in the compensation	(1)	(1)	(1)	(1)
ii maximum amount provided for in the compensation plan	(1)	(1)	(1)	(1)
iii amount provided for in the compensation plan, should the targets established be achieved	(1)	(1)	(1)	(1)
iv amount effectivelly recognized in income or loss	(1)	(1)	(1)	(1)
e With respect to profit sharing:
i minimum amount provided for in the compensation	533,000	43,623,000	0	44,156,000
ii maximum amount provided for in the compensation plan	1,244,000	101,787,000	0	103,031,000
iii amount provided for in the compensation plan, should the targets established be achieved	888,000	72,705,000	0	73,593,000
iv amount effectivelly recognized in income or loss	888,000	72,705,000	0	73,593,000

Notes:

1.	(1) As mentioned in item 13.1, the annual variable compensation model is recorded in “Profit sharing” (paid in cash) and “Stock-based compensation” (paid in shares) of item 13.2. Therefore, the bonus item is zero.

As there is no “Stock-based compensation” line in this item, we inform these amounts (recorded in “Stock-based compensation” of item 13.2) as follows:

Board of Directors: d i 5,722,191; d ii 13,351,780; d iii 9,536,986; d iv 9,536,986.

Board of Officers: e i 110,562,247; e ii 257,978,577; e iii 184,270,412; e iv 184,270,412.

Fiscal Council: N/A.

2.	The minimum and maximum amounts described in the table above and in the previous note were indicated based on budget and management expectations. However, these amounts may vary based on the Issuer’s result, the result of the area in which the management member works, and his/her performance, and it is also possible that the variable compensation will not be paid in case of reduction in the results of the Issuer or of the business area during the deferral period.

3.	The variable compensation of the fiscal year includes: (i) 50% effectively paid (shown in item “e”); and (ii) 50% to be paid in 2018, 2019 and 2020 in shares (shown in note 1 above). Additionally, it includes the Partners shares to be delivered from 2020 to 2022 (shown in note 1 above).

13.3 - 2015			R$, except if otherwise indicated
a body	Board of Directors	Board of Statutory Officers	Fiscal Council	Total
b number of members (people)	8.50	19.83	6.00	34.33
c number of compensated members (people)	8.50	19.83	6.00	34.33
d With respect to bonuses:
i minimum amount provided for in the compensation	(1)	(1)	(1)	(1)
ii maximum amount provided for in the compensation plan	(1)	(1)	(1)	(1)
iii amount provided for in the compensation plan, should the targets established be achieved	(1)	(1)	(1)	(1)
iv amount effectivelly recognized in income or loss	(1)	(1)	(1)	(1)
e With respect to profit sharing:
i minimum amount provided for in the compensation	736,242	51,505,592	n/a	52,241,834
ii maximum amount provided for in the compensation plan	1,717,897	120,179,714	n/a	121,897,612
iii amount provided for in the compensation plan, should the targets established be achieved	1,227,070	85,842,653	n/a	87,069,723
iv amount effectivelly recognized in income or loss	1,227,070	85,842,653	n/a	87,069,723

Notes:

1.	(1) As mentioned in item 13.1, the annual variable compensation model is recorded in “Profit sharing” (paid in cash) and “Stock-based compensation” (paid in shares) of item 13.2. Therefore, the bonus item is zero.

As there is no “Stock-based compensation” line in this item, we inform these amounts (recorded in “Stock-based compensation” of item 13.2) as follows:

Board of Directors: d i 7,241,400; d ii 16,896,600; d iii 12,069,000; d iv 12,069,000.

Board of Officers: e i 107,309,400; e ii 250,388,600; e iii 178,849,000; e iv 178,849,000.

Fiscal Council: N/A.

2.	The minimum and maximum amounts described in the table above and in the previous note were indicated based on budget and management expectations. However, these amounts may vary based on the Issuer’s result, the result of the area in which the management member works, and his/her performance, and it is also possible that the variable compensation will not be paid in case of reduction in the results of the Issuer or of the business area during the deferral period.

3.	The variable compensation of the fiscal year includes: (i) 50% effectively paid (shown in item “e”); and (ii) 50% to be paid in 2017, 2018 and 2019 in shares (shown in note 1 above). Additionally, it includes the Partners shares to be delivered from 2019 to 2021 (shown in note 1 above).

13.3 - 2014			R$, except if otherwise indicated
a body	Board of Directors	Board of Statutory Officers	Fiscal Council	Total
b number of members (people)	8.00	14.92	6.00	28.92
c number of compensated members (people)	8.00	14.92	6.00	28.92
d With respect to bonuses:
i minimum amount provided for in the compensation plan	(1)	(1)	(1)	(1)
ii maximum amount provided for in the compensation plan	(1)	(1)	(1)	(1)
iii amount provided for in the compensation plan, should the targets established be achieved	(1)	(1)	(1)	(1)
iv amount effectivelly recognized in income or loss	(1)	(1)	(1)	(1)
e With respect to profit sharing:
i minimum amount provided for in the compensation plan	352,485	37,757,547	N/A	38,110,031
ii maximum amount provided for in the compensation plan	822,464	88,100,943	N/A	88,923,407
iii amount provided for in the compensation plan, should the targets established be achieved	587,474	62,929,245	N/A	63,516,719
iv amount effectivelly recognized in income or loss	543,302	64,828,485	N/A	65,371,787

Notes:

1.	(1) As mentioned in item 13.1, the annual variable compensation model is recorded in “Profit sharing” (paid in cash) and “Stock-based compensation” (paid in shares) of item 13.2. Therefore, the bonus item is zero.

As there is no “Stock-based compensation” line in this item, we inform these amounts (recorded in “Stock-based compensation” of item 13.2) as follows: Board of Directors: c i 5,758,704; c ii 13,436,976; c iii 9,597,840; c iv 8,876,175. Board of Officers: c i 84,197,079; c ii 196,459,851; c iii 140,328,465; c iv 145,955,470. Fiscal Council: N/A.

2.	The minimum and maximum amounts described in the table above and in the previous note were indicated based on budget and management expectations. However, these amounts may vary based on the Issuer’s result, the result of the area in which the management member works, and his/her performance, and it is also possible that the variable compensation will not be paid in case of reduction in the results of the Issuer or of the business area during the deferral period.

3.	The variable compensation of the fiscal year includes: (i) 50% effectively paid (shown in item “d”); and (ii) 50% to be paid in 2016, 2017 and 2018 in shares (shown in note 1 above). Additionally, it includes the Partners shares to be delivered in 2018 and 2020 (shown in note 1 above).

13.4. With respect to the stock-based compensation plan for the Board of Directors and Board of Statutory Officers in effect in the last year and determined for the current year, please describe:

a) General terms and conditions

Clarifications – means to disclose information

For illustrative purposes, we provide information about all stock-based compensation models in this item, as follows: (1) shares or stock-based instruments delivered under the Compensation Policy; (2) shares or stock-based instruments delivered under the Partners Program; and (3) options granted under the Stock-Option Plan ("Stock Option Plan”), as described below:

(1) Compensation Policy – stock-based compensation

Annual variable compensation in shares: regarding the total annual variable compensation, 50% is paid in cash on demand and 50% is paid through the delivery of shares, deferred for payment within three years, in the proportion of 1/3 of the amount due per year. For the 2016 fiscal year, for example, the shares related to the deferred portion will be delivered to management members in 2018, 2019 and 2020.

Annual fixed compensation in shares: The total annual fixed compensation to the members of the Board of Directors is paid in shares. For the 2016 fiscal year, for example, the shares will be delivered to management members in 2017.

For further details on the compensation policy for management members, see item 13.1.

(2) Partners Program

The Issuer has an institutional program referred to as Partners Program, through which management members and employees with a history of outstanding contribution and differentiated performance are entitled to use part or their total annual variable compensation to purchase the Issuer’s preferred shares (“Own Shares”). If they hold the ownership of these Own Shares, free of any liens or encumbrances and of other suspension conditions set forth in the Program Regulation for three- and five-year terms as from the initial investment, the return on investment will be through the receipt of the Issuer’s preferred shares (“Partners Shares”) also for three- and five-year terms. These Partners Shares will subsequently remain unavailable for five- and eight-year terms as from the initial investment in Own Shares.

We also clarify that as a result of the impacts related to Article 33 of Law No. 12,973/14, the amounts granted in connection with the partners’ options under the Stock Option Plan for the 2009 to 2014 fiscal years, not yet paid, will now be recorded as compensation. These amounts have been recorded in the Issuer’s financial statements since their granting, as well as detailed in this item, in compliance with the rules applicable to these disclosures.

Also as a result of the impacts related to Article 33 of Law No. 12,973/14, the Extraordinary Stockholders’ Meeting approved the proposal to exclude the items addressing the partner options granting model in the Stock Option Plan, which will otherwise address the simple option granting only.

For further details on the compensation policy for management members, including the Partners Program as from the 2014 fiscal year, see item 13.1.

(3) Stock Option Plan

The Issuer was one of the first Brazilian companies to grant stock options to its executives (since 1995). The current Stock Option Plan, approved at the Extraordinary Stockholders’ Meeting held on April 29, 2015, covers the Issuer and its controlled companies.

In accordance with the provisions of the Stock Option Plan, the Issuer may grant stock options to management members, employees, and services providers of the Itaú Unibanco Conglomerate companies (“Beneficiaries“), in accordance with Article 168, paragraph 3 of the Brazilian Corporate Law. The rules and operating procedures with respect to the Stock Option Plan are established by a committee, named Personnel Committee, reporting to the Issuer’s Board of Directors.

We clarify that, in addition to the grants provided under the Issuer’s Stock Option Plan, the Issuer also controls rights and obligations in connection with the options granted under the plans assumed by the Issuer at the Extraordinary Stockholders’ Meetings held on April 24, 2009 and April 19, 2013 related to the stock option plans of Unibanco – União de Bancos Brasileiros S.A. and of Unibanco Holdings S.A. (collectively, “Unibanco”) and of Redecard, respectively.

Given that it is no longer possible to provide grants under the Unibanco and Redecard Plans, all information relating to item 13.4 refers to the provisions of the current Stock-Option Plan only, as submitted to the Extraordinary Stockholders’ Plan held on April 29, 2015.

For illustrative purposes, we will take into account the fiscal year in which the grants were carried out, regardless of the year in which the options were exercised or recognized in the financial statements.

For further information, see the full Stock Option Plan on the website of CVM and of the Issuer (www.itau.com.br/investor-relations). See also Note 16 Stockholders’ equity to the Consolidated financial statements (BRGAAP) and Note 22 Stock-Based Payment (IFRS) on the Issuer’s website.

b) Main objectives of the plan

The stock-based compensation models have the primary purpose of aligning the management members’ interests with those of the Issuer's stockholders, as they share the same risks and earnings provided by the appreciation of their shares.

c) How the plan contributes to these objectives

Stock-based payment models are intended to motivate management members to contribute to the Issuer’s good performance and share appreciation, as they may actively take part in the results of this appreciation. Accordingly, the institution achieves the objective of the stock-based payment models by engaging management members in the organization’s long-term strategies. Management members, in turn, take part in the appreciation of shares in the Issuer’s capital stock.

d) How the plan is inserted in the Issuer’s compensation policy

Stock-based payment models are in compliance with the principles pursued by the Issuer, since they (i) link management members to the Issuer’s projects and results in the long term, (ii) are tools that motivate the individual development and commitment, and (iii) retain management members, as stock-based payments are made in the long term.

e) How the plan is aligned with the short-, medium- and long-term interests of management members and the Issuer

Stock-based payment models are aligned with the interests of the Issuer and management members, since that, by enabling management members to become stockholders of the Issuer, these are encouraged to act from the perspective of being the “owners“ of the business, therefore aligning their interests with those of the stockholders’. Additionally, they encourage management members to stay with the Issuer, since the general rule dictates that a member leaving the company will lose his/her rights to stock-based payments (see sub item “n“ of item 13.4).

f) Maximum number of shares covered

In order to limit the maximum dilution of shares to which stockholders may be subject: the sum of (i) the shares to be used as compensation, pursuant to the Resolution on Compensation, including those related to the Partners Program and other stock-based compensation programs of the Issuer and its controlled companies; and (ii) the options to be granted each year may not exceed the limit of 0.5% of all the Issuer’s shares that majority and minority stockholders hold at the balance sheet date of the same year.

In the event that the number of shares delivered and options granted, in any given year, is below the limit of 0.5% of the total shares as mentioned in the paragraph above, the resulting difference may be added for compensation or option granting purposes in any of the following seven fiscal years.

g) Maximum number of options to be granted

With the purpose of limiting the maximum dilution of shares that stockholders may be subject to: the sum of (i) the shares to be used as compensation, pursuant to the Resolution on Compensation, including those related to the Partners Program and other stock-based compensation programs of the Issuer and its controlled companies; and (ii) the options to be granted under the Stock-Option Plan each year may not exceed the limit of 0.5% of total Issuer’s shares that majority and minority stockholders hold at the balance sheet date of the same year.

In the event that the number of shares delivered and options granted, in any given year, is below the limit of 0.5% of total shares as mentioned in the paragraph above, the resulting difference may be added for compensation or option granting purposes in any of the following seven fiscal years.

h) Conditions for acquisition of shares

Stock-based compensation: The acquisition of shares is carried out in the long term, since out of the total annual variable compensation, 50% is paid in cash on demand and 50% is paid through the delivery of shares, deferred for payment within three years, in the proportion of 1/3 of the amount due per year. For the 2016 fiscal year, for example, the shares related to the deferred portion will be delivered to management members in 2018, 2019 and 2020. The deferred portion may be reduced or not be paid due to the possible reduction in the realized recurring net income of the Issuer or of the applicable business area during the deferral period.

Partners Program: the acquisition of shares is carried out in the long term, and is incumbent on the management member to link a portion or the full annual variable compensation for acquisition of Own Shares. If they hold the ownership of these Own Shares, free of any liens or encumbrances and of other suspension conditions set forth in the Program Regulation for three- and five-year terms as from the initial investment, the return on investment will be through the receipt of the Issuer’s preferred shares also for three- and five-year terms. For the 2016 fiscal year, for example, the shares will be delivered to management members in 2020 and 2022, and will be available in 2022 and 2025, respectively. Any Partners Shares not yet received will also be subject to reduction proportional to the possible reduction in the realized recurring net income of the Issuer or of the business area.

Stock Option Plan: shares are purchased as a result of exercising an option granted under the Stock-Option Plan, provided that the vesting period has elapsed (see sub item “j“ below), upon payment of the strike price (see sub item “i“ below). Additionally, options may be terminated under certain circumstances, such as termination of the relationship (statutory or contractual) between the Beneficiary and Itaú Unibanco Conglomerate companies before the vesting period (see sub item “n” below).

i) Criteria for fixing the purchase or exercise price

Stock-based compensation: The share purchase price is fixed upon granting, and is equivalent to the average price of shares in the 30 days prior to said price fixing.

Partners Program: The purchase price of Own Shares and Partners Shares is fixed upon granting, and is equivalent to the average price of shares in the 30 days prior to said price fixing.

Stock Option Plan: The purchase and strike prices will be fixed by the Personnel Committee upon the option granting and may be determined based on one of the following parameters:

Simple options: The strike price of options will be fixed based on the average price of the Issuer’s preferred shares at the trading sessions of BM&FBOVESPA in the three last months of the year prior to the grant date. The prices thus established will be adjusted up to the last business day of the month prior to the exercising of the option at the IGP-M inflation index, or in its absence, by the index designated by the Personnel Committee, and they must be paid within a term equal to that in force for settlement of operations on the BM&FBOVESPA.

j) Criteria for defining the exercise period

Stock-based compensation: Not applicable, since there is no exercising of options but rather a delivery of shares.

Partners Program: Not applicable, since there is no exercising of options but rather a delivery of shares.

Stock Option Plan: The options may be exercised only after the vesting period elapses and out of the lock-up periods established by the Personnel Committee. The vesting period of each series will be established by the Personnel Committee upon issue, and it may last from one to seven years as from the granting. In general, the vesting period is five years, as established by the Committee.

k) Settlement method

Stock-based compensation: Settlement occours through the delivery of shares after the deferral periods.

Partners Program: Settlement occours through the delivery of Partners Shares in the deferral periods determined in the Program.

Stock Option Plan: the Beneficiary will pay the Issuer the strike price in cash, subject to the rules and conditions established by the Personnel Committee.

l) Restrictions on the transfer of shares

Stock-based compensation: After receiving the shares within one, two or three years, there will be no restrictions to the transfer of shares. If the executive chooses to invest these shares in the Partners Program as Own Shares, such shares will become unavailable for three and five years as from the investment date.

Partners Program: After receiving the Partners Shares within three and five years as from the initial investment, such shares will become unavailable for five and eight years as from the initial investment date.

For the 2016 fiscal year, for example, the Partners Shares will be delivered to management members in 2020 and 2022, and will become available in 2022 and 2025, respectively.

Stock Option Plan: The availability of the shares subscribed by Beneficiaries through the option exercising may be subject to additional restrictions, according to resolutions to be adopted by the Personnel Committee upon granting. Thus the percentage of shares that must remain unavailable, as well as the period of this unavailability, will be defined by said Committee. In general, this unavailability period is two years after the option is exercised, as defined by the Committee.

m) Criteria and events that, when verified, may cause the suspension, amendment or termination of the plan

Stock-based compensation: Any deferred shares may not be delivered in the event of a possible reduction in the realized recurring net income of the Issuer or of the applicable business area. Additionally, the compensation model may be amended upon approval from the Compensation Committee and the Board of Directors.

Partners Program: Any Partners Shares not yet received may not be delivered in the event of a possible reduction in the realized recurring net income of the Issuer or of the applicable business area. Additionally, the Partners Program may be amended upon approval from the Compensation Committee.

Stock Option Plan: The Personnel Committee may suspend the exercise of options under justifiable circumstances, such as significant market fluctuations or legal or regulatory restrictions. Additionally, the Stock-Option Plan may only be amended or terminated if proposed by the Personnel Committee to the Board of Directors and subsequent approval at the Extraordinary Stockholders’ Meeting.

n) Effects of the management member’s leave from the Issuer’s bodies on their rights, as provided for in the stock-based compensation plan

Stock-based compensation: The general rule for leaving sets forth the termination of the shares granted not yet delivered. The Personnel Committee may subjected to criteria established in the compensation policy, that determine the non-termination of the shares.

Partners Program: The general rule for leaving sets forth the termination of the Partners shares not yet delivered. The Personnel Committee may subject to criteria established in the Internal Regulation, the Personnel Committee may choose not to terminate these shares.

Stock Option Plan: The general rule for leaving sets forth that the managers Beneficiaries of the Itaú Unibanco Conglomerate who resign or are dismissed from the position will have their options automatically terminated. Management members’ stock options will be extinguished on the date they cease to exercise their functions on a permanent basis, that is, in the event of a garden leave agreement (the period of leave prior to the formal end of the employment or statutory relationship), these options will be extinguished when said agreement becomes effective. However, the aforementioned automatic extinguishment will not occur if, for example, the termination occurs simultaneously with the election of said employee to the position of management member of the Itaú Unibanco Conglomerate or if the management member takes up another statutory position in the Itaú Unibanco Conglomerate.

Additionally, subject to criteria established in the Internal Regulation, the Personnel Committee may choose not to terminate these options.

13.5. With respect to the stock-based compensation to the Board of Directors and the Board of Statutory Officers recognized in income or loss for the past three years and to that determined for the current year, prepare a table containing:

For illustrative purposes, in this item we provide information about all stock-based compensation models, as follows: (1) shares or stock-based instruments delivered under the Compensation Policy; (2) shares or stock-based instruments delivered under the Partners Program; and (3) options granted under the Stock-Option Plan (“Stock Option Plan”).

For further information on the Compensation Policy and the Partners Program, see to item 13.1. For further information on the Stock-Option Plan, see item 13.4.

Stock-based compensation - Determined for the 2017 fiscal year
body	Board of Directors		Board of Statutory Officers
number of members	10.33		23.67
Number of compensated members	10.33		23.67
option granting year	2016		2016
weighted average strike price of each of the following options:	(1)	(1)	(1)	(1)
(a) outstanding at the beginning of the year	-	-	-	-
(b) lost during the year	-	-	-	-
(c) exercised during the year	-	-	-	-
(d) expired during the year	-	-	-	-
potential dilution in the case of exercise of all options	0.004%	0.007%	0.000%	0.032%
granting of stock options:	0	0	0	0
grant date	04/30/2017	03/01/2018	03/01/2018	03/01/2018
number of options granted	289,716	475,620	0	2,120,449
term for the options to become exercisable	100% on 04/30/2017	1/3 each year	50% at the 3th year 50% at the 5th year	1/3 each year
maximum term to exercise option	n/a	n/a	n/a	n/a
			At the 5th year
term of restriction for the transfer of shares	Without restriction	Without restriction	and 8th year	Without restriction

fair value of options on the grant date	(1)	(1)	(1)	(1)

1. For illustrative purposes, we present all the information related to all stock-based payment models in the table above. Accordingly, although the line items make reference only to the options, we also included the shares delivered directly (which do not result from the exercise of the option to purchase shares).

2. (1) Not applicable for shares.

3. The term of restriction for Partners is 50% up to the 5th year and 50% up to the 8th year. The term of restriction to Associates is 70% and 30%, respectively.

13.5 - Stock-based compensation - Year ended December 31, 2016 a body
b Number of members	8.67	Board of Directors
c Number of compensated members	8.67
option granting year		2009	2010	2011		2012		2013		2014		2015	2016
d With respect to each stock option grant:
i. grant date		03/03/2009	4/17/2010	4/19/2011	2/24/2012	2/24/2012	2/27/2013	2/27/2014	2/27/2014	2/27/2015	2/272015	2/29/2016	4/30/2016	03/01/2017
ii. number of options granted		0	391,819	535,500	62,927	541,073	110,905	171,427	270,357	346,516	309,894	448,578	196,266	203,218
iii. term for the options to become exercisable		01/01/2014	01/01/2015	01/01/2016	50% at the 3rd year 50% at the 5th year	01/01/2017	50% at the 3rd year 50% at the 5th year	1/3 each year	50% at the 3rd year 50% at the 5th year	1/3 each year	50% at the 3rd year 50% at the 5th year	1/3 each year	100% at 2017	1/3 each year
iv. maximum term to exercise option		12/31/2016	12/31/2017	12/31/2018	n/a	12/31/2019	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
v. term of restriction for the transfer of shares		50% at the 2nd year	50% at the 2nd year	50% at the 2nd year	At the 5th and 8th year	50% at the 2nd year	At the 5th and 8th year	n/a	At the 5th and 8th year	n/a	At the 5th and 8th year	n/a	n/a	n/a
vi. weighted average strike price:
(a) outstanding at the beginning of the year [2]		R$ 24.06	R$ 39.09	R$ 38.18	(1)	R$ 28.56	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)
(b) Iost during the year		-	-	-		-		-		-		-	-	-
(c) exercised during the year		R$25.49	-	-		-		-		-		-	-	-
(d) expire during the year		-	-	-		-		-		-		-	-	-
e fair value of options on the grant date		R$2.90	R$8.35	R$7.53	R$24.73	R$5.34	R$23.56	R$23.03	R$23.03	R$28.40	R$28.40	R$21.96	R$29.96	R$38.31
f potential dilution in the case of exercise of all options granted		0.000%	0.006%	0.008%	0.001%	0.008%	0.002%	0.003%	0.004%	0.005%	0.005%	0.007%	0.003%	0.003%

Continuation
a body
b Number of members	21.33	Board of Statutory Officers
c Number of compensated members	21.33
option granting year		2009	2010		2011		2012		2013		2014		2015		2016
d With respect to each stock option grant:
i. grant date		03/03/2009	4/17/2010	03/09/2011	4/19/2011	2/24/2012	4/27/2012	2/27/2013	2/27/2014	2/27/2014	2/27/2015	2/27/2015	2/29/2016	2/29/2016	03/01/2017	03/01/2017
ii. number of options granted		0	4,119,276	94,045	5,882,511	1,320,480	7,315,219	2,072,672	2,003,955	6,366,041	4,527,896	7,515,518	9,665,977	9,905,379	2,532,352	1,707,851
iii. term for the options to become exercisable		01/01/2014	01/01/2015	03/09/2014	01/01/2016	50% at the 3rd year 50% at the 5th year	01/01/2017	50% at the 3rd year 50% at the 5th year	1/3 each year	50% at the 3rd year 50% at the 5th year	1/3 each year	50% at the 3rd year 50% at the 5th year	1/3 each year	50% at the 3rd year 50% at the 5th year	1/3 each year	50% at the 3rd year 50% at the 5th year
iv. maximum term to exercise option		12/31/2016	12/31/2017	03/08/2018	12/31/2018	n/a	12/31/2019	n/a		n/a		n/a		n/a	n/a	n/a
v. term of restriction for the transfer of shares		50% at the 2nd year	50% at the 2nd year	n/a	50% at the 2nd year	At the 5th and 8th year	50% at the 2nd year	At the 5th and 8th year	n/a	At the 5th and 8th year	n/a	At the 5th and 8th year	n/a	At the 5th and 8th year	n/a	At the 5th and 8th year
vi. weighted average strike price:
(a) outstanding at the beginning of the year [2]		R$24.06	R$39.09	R$21.71	R$38.18	(1)	R$28.56	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)
(b) lost during the year		-	-	-	-		-	-	-	-	-	-	-	-		-
(c) exercised during the year		R$25.58	-	R$21.71	-		-	-	-	-	-	-	-	-		-
(d) expired during the year		-	-	-	-		-	-	-	-	-	-	-	-		-
e Fair value of options on the grant date		R$2.90	R$8.35	R$5.68	R$7.53	R$24.73	R$5.34	R$23.56	R$23.03	R$23.03	R$28.40	R$28.40	R$21.96	R$21.96	R$38.31	R$38.31
f Potential dilution in the case of exercise of all options granted		0.000%	0.063%	0.001%	0.089%	0.020%	0.111%	0.031%	0.030%	0.097%	0.069%	0.114%	0.147%	0.150%	0.038%	0.026%

Notes:

1. For illustrative purposes, we present all the information related to all stock-based payment models in the table above. Accordingly, although the line items make reference only to the options, we also included the shares delivered directly (which do not result from the exercise of the option to purchase shares).

2. The amounts are adjusted by the events occurred in the period (reverse split, bonus, etc.).

3. (1) Not applicable to stock grants.

4. (2) Weighted average strike price on the grant date, since the options were granted after the beginning of the year.

5. The item “d ii” considers the balance at the end of the fiscal year.

6. The item of restriction for Partners is 50% up to the 5th year and 50% up to the 8th year. The term of restriction to Associates is 70% and 30%, respectively.

13.5 - Stock-based compensation - Year ended December 31, 2015 a body
b Number of members	9		Board of Directors
c Number of compensated members	9
option granting year		2009	2010		2011			2012			2013		2014		2015
d With respect to each stock option grant:
i. grant date		03/03/2009	4/17/2010	2/28/2011	4/19/2011	8/19/2011	2/24/2012	2/24/2012	2/27/2013	2/27/2013	2/27/2014	2/27/2014	2/27/2015	2/27/2015	4/30/2015	2/29/2016
ii. number of options granted		772,606	454,066	89,924	592,959	52,235	114,413	549,405	133,756	201,646	311,688	245,779	472,524	281,722	254,890	407,799
iii. term for the options to become exercisable		01/01/2014	01/01/2015	50% at the 3rd year 50% at the 5th year	01/01/2016	50% at the 3rd year 50% at the 5th year	50% at the 3rd year 50% at the 5th year	01/01/2017	1/3 each year	50% at the 3rd year 50% at the 5th year	1/3 each year	50% at the 3rd year 50% at the 5th year	1/3 each year	50% at the 3rd year 50% at the 5th year	100% at 2016	1/3 each year
iv. maximum term to exercise option		12/31/2016	12/31/2017	n/a	12/31/2018	n/a	n/a	12/31/2019	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
v. term of restriction for the transfer of shares		50% at the 2nd year	50% at the 2nd year	50% at the 5th year 50% at the 8th year	50% at the 2nd year	50% at the 5th year 50% at the 8th year	50% at the 5th year 50% at the 8th year	50% at the 2nd year	n/a	50% at the 5th year 50% at the 8th year	n/a	50% at the 5th year 50% at the 8th year	n/a	50% at the 5th year 50% at the 8th year	n/a	n/a
vi. weighted average strike price:
(a) outstanding at the beginning of the year*		R$26.34	R$42.79	(1)	R$41.80	(1)	(1)	R$31.26	(3)	(1)	(3)	(1)	(3)	(1)		(3)
(b) lost during the year		-	-	-	-	-		-	-		-		-		-	-
(c) exercised during the year		-	-	(1)	-	(1)		-	-		-		-		-	-
(d) expired during the year		-	-	-	-	-		-	-		-		-		-	-
e fair value of options on the grant date		R$3.19	R$9.18	R$24.67	R$8.28	R$17.79		R$5.87	R$31.35		R$27.86		R$31.24		R$32.95	R$24.16
f potential dilution in the case of exercise of all options granted		0.014%	0.008%	0.002%	0.011%	0.001%		0.010%	0.002%		0.006%		0.008%		0.005%	0.007%

Continuation
a body
b Number of members	21								Board of Statutoty Officers
c Number of compensated members	21
option granting year		2008	2009	2010		2011				2012			2013		2014		2015
d With respect to each stock option grant:
i. grant date		02/11/2008	03/03/2009	4/17/2010	2/28/2011	03/09/2011	4/19/2011	8/19/2011	2/24/2012	4/27/2012	2/27/2013	2/27/2013	2/27/2014	2/27/2014	2/272015	2/272015	2/29/2016	2/29/2016
ii. number of options granted		2,390,511	3,795,094	2,275,108	269,489	128,522	3,485,646	236,448	467,794	4,027,748	562,320	1,016,871	1,537,353	1,667,357	2,538,993	2,022,130	3,348,153	3,301,230
iii. term for the options to become exercisable		01/01/2013	01/01/2014	01/01/2015	50% at the 3rd year 50% at the 5th year	03/09/2014	01/01/2016	50% at the 3rd year 50% at the 5th year	50% at the 3rd year 50% at the 5th year	01/01/2017	1/3 each year	50% at the 3rd year 50% at the 5th year	1/3 each year	50% at the 3rd year 50% at the 5th year	1/3 each year	50% at the 3rd year 50% at the 5th year	1/3 each year	50% at the 3rd year 50% at the 5th year
iv. maximum term to exercise option		12/31/2015	12/31/2016	12/31/2017	n/a	03/08/2018	12/31/2018	n/a	n/a	12/31/2019	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
v. term of restriction for the transfer of shares		50% at the 2nd year	50% at the 2nd year	50% at the 2nd year	50% at the 5th year 50% at the 8th year	n/a	50% at the 2nd year	50% at the 5th year 50% at the 8th year	50% at the 5th year 50% at the 8th year	50% at the 2nd year	n/a	50% at the 5th year 50% at the 8th year	n/a	50% at the 5th year 50% at the 8th year	n/a	50% at the 5th year 50% at the 8th year	n/a	50% at the 5th year 50% at the 8th year
vi. weighted average strike price:
(a) outstanding at the beginning of the year*		R$ 40.28	R$ 26.34	R$ 42.79	(1)	R$ 26.27	R$ 41.80	(1)	(1)	R$ 31.26	(3)	(1)	(3)	(1)	(3)	(1)	(3)	(1)
(b) lost during the year		-	-	-	-	-	-	-		-	-	-	-	-	-	-	-	-
(c) exercised during the year		-	-	-	(1)	-	-	(1)		-	-	-	-	-	-	-	-	-
(d) expired during the year		-	-	-	-	-	-	-		-	-	-	-	-	-	-	-	-
e fair value of options on the grant date		R$ 4.27	R$ 3.19	R$ 9.18	R$ 24.67	R$ 6.25	R$ 8.28	R$ 17.79		R$ 5.87	R$ 31.35	R$ 31.35	R$ 27.86	R$ 27.86	R$ 31.24	R$ 31.24	R$ 24.16	RR 24.16
f potential dilution in the case of exercise of all options granted		0.043%	0.068%	0.041%	0.005%	0.002%	0.062%	0.004%		0.072%	0.010%	0.018%	0.028%	0.030%	0.045%	0.036%	0.060%	0.059%

Notes:

1. For illustrative purposes, we present all the information related to all stock-based payment models in the table above. Accordingly, although the line items make reference only to the options, we also included the shares delivered directly (which do not result from the exercise of the option to purchase shares).

2. The amounts are adjusted by the events occurred in the period (reverse split, bonus, etc.).

3. (1) Granting of stock options, of which the strike price is a positive covenant, according to the concept explained in sub item 13.4, ”i”.

4. (2) Weighted average strike price on the grant date, since the options were granted after the beginning of the year.

5. (3) Not applicable to shares.

6. The item *d ii” considers the balance at the end of the fiscal year.

13.5 - Stock-based compensation - Year ended December 31, 2014
body	Board of Directors
Number of members	8
Number of compensated members	8
option granting year		2009		2010		2011		2012		2013	2014
weighted average strike price of each of the following options:
(a) outstanding at the beginning of the year	R$ 27.95	(1)	R$ 33.10	R$ 45.40	(1)	R$ 44.35	(1)	R$ 33,17 (2)	(3)	R$ 45.40	(3)	R$ 0.00
(b) lost during the year	-	-	-	-	-	-		-	-	-	-	-
(c) exercised during the year	-	(1)		-	(1)	-	(1)	-	-	-	-	-
(d) expired during the year	-	-	-	-	-	-	-	-	-	-	-	-
potential dilution in the case of exercise of all options granted	0.023%			0.004%	0.005%			0.004%		0.005%	0.005%
grant of stock options:
grant date	03/03/09	03/06/09	08/10/09	4/17/2010	2/28/2011	4/19/2011	8/19/2011	4/27/2012	2/27/2013	2/27/2014	2/27/2015	01/01/14
number of options granted	632,092	42,540	592,324	231,287	12,464	263,012	5,379	245,912	135,653	249,788	258,329	224,813
term for the options to become exercisable	01/01/14	50% after 3 years 50% after 5 years	04/01/12	01/01/15	50% after 3 years 50% after 5 years	01/01/16	50% after 3 years 50% after 5 years	01/01/17	33%: 2014 33%: 2015 33%: 2016	33%: 2015 33%: 2016 33%: 2017	33%: 2016 33%: 2017 33%: 2018	100%2015
maximum term to exercise option	12/31/2016	03/06/14	12/31/2014	12/31/2017	3731/2016	12/31/2018	9/30/2016	12/31/2019	2/27/2016	2/27/2017	2/27/2018	01/01/15
term of restriction for the transfer of shares	2 years to 50%	without restriction	n/a	2 years to 50%	50%: 02/28/16 50%: 02/28/19	2 years to 50%	50%: 08/19/16 50%: 08/19/19	2 years to 50%	without restriction	without restriction	without restriction	without restriction
fair value of options on the grant date	R$ 3.51	R$ 13.79	R$ 9.38	R$ 10.10	R$ 27.14	R$ 9.11	R$ 19.57	R$ 6.46	R$ 34.49	R$ 30.65	R$ 34.36	R$ 33.81

Continuation
body	Board of Statutory Officers
Number of members	18
Number of compensated members	18
option granting year	2006	2007	2008	2009		2010	2011				2012			2013		2014
weighted average strike price of each of the following options:
(a) outstanding at the beginning of the year	R$ 29.11	R$ 37.07	R$ 42.74	R$ 27.95	(1)	R$ 45.40	(1)	R$ 28.90	R$ 44.35	(1)	R$ 33,17 (2)	(3)	(1)	(3)	(1)	(3)	(1)
(b) lost during the year	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
(c) exercised during the year	R$ 29.29	R$ 34.38	-	R$ 27.03	(1)	-	(1)	R$ 26.27	-	(1)	-	-	-	-	-	-	-
(d) expired during the year	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
potential dilution in the case of exercise of all options granted	0.031%	0.045%	0.044%	0.073%		0.033%	0.063%				0.056%			0.060%		0.070%
grant of stock options:
grant date	2/21/2006	2/14/2007	02/11/08	03/03/09	03/06/09	4/17/2010	2/28/2011	03/09/11	4/19/2011	8/19/2011	4/27/2012	2/27/2013	2/27/2013	2/27/2014	2/27/2014	2/27/2015	2/27/2015
number of options granted	1,700,958	2,485,310	2,445,714	3,989,406	44,434	1,818,302	266,227	206,838	2,781,658	208,706	3,109,472	996,427	1,100,524	1,700,174	1,633,735	1,937,215	1,946,768
term for the options to become exercisable	01/01/11	01/01/12	01/01/13	01/01/14	50% after 3 years 50% after 5 years	01/01/15	50% after 3 years 50% after 5 years	03/09/14	01/01/16	50% after 3 years 50% after 5 years	01/01/17	33%: 2014 33%: 2015 33%: 2016	50% after 3 years 50% after 5 years	33%: 2015 33%: 2016 33%: 2017	50% after 3 years 50% after 5 years	33%: 2016 33%: 2017 33%: 2018	50% after 3 years 50% after 5 years
maximum term to exercise option	12/31/2013	12/31/2014	12/31/2015	12/31/2016	03/06/14	12/31/2017	3/31/2016	03/08/18	12/31/2018	9/30/2016	12/31/2019	2/27/2016	2/27/2016	2/27/2017	2/27/2017	2/27/2018	2/27/2018
term of restriction for the transfer of shares	2 years to 50%	2 years to 50%	2 years to 50%	2 years to 50%	without restriction	2 years to 50%	50%: 28/02/16 50%: 28/02/19	without restriction	2 years to 50%	50%: 19/08/16 50%: 19/08/19	2 years to 50%	without restriction	50%: 27/02/18 50%: 27/02/21	without restriction	50% 27/02/18 50% 27/02/21	without restriction	50% 27/02718 50% 27/02/21
fair value of options on the grant date	R$ 8.49	R$ 7.19	R$ 4.70	R$ 3.51	R$ 13.79	R$ 10.10	R$ 27.14	R$ 6.87	R$ 9.11	R$ 19.57	R$ 6.46	R$ 34.49	R$ 34.49	R$ 30.65	R$ 30.65	R$ 34.36	R$ 34.36

Notes:

1. For illustrative purposes, we present all the information related to all stock-based payment models in the table above. Accordingly, although the line items make reference only to the options, we also included the shares delivered directly (which do not result from the exercise of the option to purchase shares).

2. The amounts are adjusted by the events occurred in the period (reverse split, bonus, etc.).

3. (1) Grant of stock options, of which the strike price is a positive covenant, according to the concept explained in sub item 13.4, “i”.

4. (2) Weighted average strike price on the grant date, since the options were granted after the beginning of the year.

5. (3) Not applicable to shares.

6. The item “number of options granted” considers the balance at the end of the fiscal year.

13.6 With respect to the outstanding options of the Board of Directors and the Board of Statutory Officers at the end of the fiscal year, prepare a table containing:

Outstanding options at the end of the year ended December 31, 2016
body		Board of Directors
number of members	8.67
number of compensated members	8.67
option granting year		2009	2010	2011		2012		2013		2014		2015	2016
Options not yet exercised					24/02/2012		27/02/2013	27/02/2014	27/02/2014	27/02/2015	27/02/2015	29/02/2016	30/04/2016	01/03/2017
i. Number					62,927 50% at the 3rd year		110,905 50% at the 3rd year	171,427	270,357 50% at the 3rd year	346,516	309,894 50% at the 3rd year	448,578	196,266	203,218
ii. Date on which the options will become exercisable					50% at the 5th year		50% at the 5th year	1/3 each year	50% at the 5th year	1/3 each year	50% at the 5th year	1/3 each year	100% em 2017	1/3 each year
iii. Maximum term to exercise option					n/a		n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
iv. Term of restriction to the transfer of shares					At the 5th and 8th year		At the 5th and 8th year	n/a	At the 5th and 8th year	n/a	At the 5th and 8th year	n/a	n/a	n/a
v. Weighted average strike price for the year					(1)		(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)
vi. Fair value of options in the last day of the fiscal year					(1)		(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)
Exercisable options		03/03/2009	17/04/2010	19/04/2011		24/02/2012
i. Number		0	391,819	535500		541,073
ii. Maximum term to exercise option		31/12/2016	31/12/2017	43465		31/12/2019
iii. Term of restriction to the transfer of shares		-	50% at the 2nd year	50% at the 2nd year		50% at the 2nd year
iv. Weighted average strike price for the year		R$ 25.49	-	-
v. Fair value of options in the last day of the fiscal year		R$ 8.06	R$ 1.38	3.01		R$ 7.73
vi. Fair value of total options in the last day of the fiscal year		R$ 0	R$ 540,710	1611855		R$ 4,182,494

Continuation
body		Board of Statutory Officers
number of members	21.33
number of compensated members	21.33
option granting year		2009	2010	2011			2012		2013		2014		2015		2016
Options not yet exercised						02/24/2012		02/27/2013	02/27/2014	02/27/2014	02/27/2015	02/27/2015	02/29/2016	02/29/2016	03/01/2017	03/01/2017
i. Number						1,320,480		2,072,672	2,003,955	6,366,041	4,527,896	7,515,518	9,665,977	9,905,379	2,532,352	1,707,851
ii. Date on which the options will become exercisable						50% at the 3rd year 50% at the 5th year		50% at the 3rd year 50% at the 5th year	1/3 a cada ano	50% at the 3rd year 50% at the 5th year	1/3 a cada ano	50% at the 3rd year 50% at the 5th year	1/3 a cada ano	50% at the 3rd year 50% at the 5th year	1/3 a cada ano	50% at the 3rd year 50% at the 5th year
iii. Maximum term to exercise option						n/a		n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
iv. Term of restriction to the transfer of shares						At the 5th and 8th year		At the 5th and 8th year	n/a	At the 5th and 8th year	n/a	At the 5th and 8th year	n/a	At the 5th and 8th year	n/a	At the 5th and 8th year
v. Weighted average strike price for the year						(1)		(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)
vi. Fair value of options in the last day of the fiscal year						(1)		(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)
Exercisable options		03/03/2009	17/04/2010	09/03/2011	19/04/2011		27/04/2012
i. Number		0	4,119,276	94,045	5,882,511		7,315,219
ii. Maximum term to exercise option		31/12/2016	31/12/2017	08/03/2018	31/12/2018		31/12/2019
iii. Term of restriction to the transfer of shares		-	50% at the 2nd year	n/a	50% at the 2nd year		50% at the 2nd year
iv. Weighted average strike price for the year		R$ 25.58	-	R$ 21.71	-		-
v. Fair value of options in the last day of the fiscal year		R$ 8.06	R$ 1.38		R$ 3.01		R$7.73
vi. Fair value of total options in the last day of the fiscal year		R$ 0.00	R$ 5,684,601	R$ 0	R$ 17,706,358		R$ 56,546,643

1. For illustrative purposes, we present all the information related to all stock-based payment models in the table above. Accordingly, although the line items make reference only to the options, we also included the shares delivered directly (which do not result from the exercise of the option to purchase shares).

2. The amounts are adjusted by the events occurred in the period (reverse split, bonus, etc.).

3. (1) Not applicable to stock grants.

4. The item “number” considers the balance at the end of the fiscal year.

5. The item of restriction for Partners is 50% up to the 5th year and 50% up to the 8th year. The term of restriction to Associates is 70% and 30%, respectively.

13.6 With respect to the outstanding options of the Board of Directors and the Board of Statutory Officers at the end of the fiscal year, prepare a table containing:

Outstanding options at the end of the year ended December 31, 2015

body	Board of Directors
number of members 9
number of compensated members 9
option granting year	2009	2010		2011			2012			2013		2014		2015
Options not yet exercised			02/28/2011	04/19/2011	08/19/2011	02/24/12	02/24/24012	02/27/2013	02/27/2013	02/27/2014	02/27/2014	02/27/2015	02/27/2015	04/30/2015	02/29/2016
i. Number			89,924	592,959	52,235	114,413	549,405	133,756	201,646	311,688	245,779	472,524	281,722	254,890	284,162
ii. Date on which the options will become exercisable			50% at the 3rd year 50% at the 5th year	1/1/2016	50% at the 3rd year 50% at the 5th year	50% at the 3rd year 50% at the 5th year	1/1/2017	1/3 each year	50% at the 3rd year 50% at the 5th year	1/3 each year	50% at the 3rd year 50% at the 5th year	1/3 each year	50% at the 3rd year 50% at the 5th year	100% at 2016	1/3 each year
iii. Maximum term to exercise option			n/a	12/31/2018	n/a	n/a	12/31/2019	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
iv. Term of restriction to the transfer of shares			50% at the 3rd year 50% at the 8th year	50% at the 2nd year	50% at the 5th year 50% at the 8th year	50% at the 5th year 50% at the 8th year	50% at the 2nd year	n/a	50% at the 5th year 50% at the 8th year	n/a	50% at the 5th year 50% at the 8th year	n/a	50% at the 5th year 50% at the 8th year	n/a	n/a
v. Weighted average strike price for the year			(1)	-	(1)	(1)	-	(2)	(1)	(2)	(1)	(2)	(1)	(2)	(2)
vi. Fair value of options in the last day of the fiscal year				R$ 1.56			R$ 4.33
Exercisable options	3/3/2009	04/17/2010
i. Number	772,606	454,066
ii. Maximum term to exercise option	12/31/2016	12/31/2017
iii. Term of restriction to the transfer of shares	50% at the 2nd year	50% at the 2nd year
iv. Weighted average strike price for the year	-	-
v. Fair value of options in the last day of the fiscal year	R$ 3.10	R$ 0.78
vi. Fair value of total options in the last dav of the fiscal year	R$ 2,395,079	R$ 354,171

Continuation
body	Diretoria estatutaria
number of members 21
number of compensated members 21
option granting year	2008	2009	2010		2011				2012			2013		2014		2015
Options not yet exercised				02/28/2011	3/9/2011	04/19/2011	08/19/2011	02/24/24012	02/27/2013	04/27/2012	02/27/2013	02/27/2014	02/27/2014	02/27/2015	02/27/2015	02/29/2016	02/29/2016
i. Number				269,489	128,522	3,485,646	236,448	467,794	562,320	4,027,748	1,016,871	1,537,353	1,667,357	2,538,993	2,022,130	3,348,153	3,301,230
ii. Date on which the options will become exercisable				02/28/2016	03/08/16	01/01/16	08/19/16	50% at the 3rd year 50% at the 5th year	1/3 each year	01/01/17	50% at the 3rd year 50% at the 5th year	1/3 each year	50% at the 3rd year 50% at the 5th year	1/3 each year	50% at the 3rd year	1/3 each year	50% at the 3rd year
iii. Maximum term to exercise option				03/31/2016 50% at the 5th year	08/03/18	12/31/2018	09/30/2016	03/31/2017	02/27/2016	12/31/2019	03//31/2018	02/27/2016	03/31/2019	02/27/2017	50% at the 5th year 03/31/2020	02/27/2018	50% at the 5th 03/31/2020
iv. Term of restriction to the transfer of shares				50% at the 8th	n/a	50% at the 2nd year	50% at the 5th year 50% at the 8th year	50% at the 5th year 50% at the 8th year	n/a	50% at the 2nd year	50% at the 5th year 50% at the 8th year	n/a	50% at the 5th year 50% at the 8th year	n/a	50% at the 5th year 50% at the 8th year	n/a	50% at the 5th year 50% at the 8th
v. Weighted average strike price for the year				(1)	-	-	(1)	(1)	(2)	-	(1)	(2)	(1)	(2)	(1)	(2)	(1)
vi. Fair value of options in the last day of the fiscal year					R$ 1.56	R$ 1.56				R$ 4.33
Exercisable options	2/11/2008	3/3/2009	04/17/2010		3/9/2011
i. Number	2,390,511	3,795,094	2,275,108		43,027
ii. Maximum term to exercise option	12/31/2015	12/31/2016	12/31/2017		03/08/16
iii. Term of restriction to the transfer of shares	50% at the 2nd year	50% at the 2nd year	50% at the 2nd year		n/a
iv. Weighted average strike price for the year	-	-	-		R$ 23.88
v. Fair value of options in the last day of the fiscal year	R$ 0.00	R$ 3.10	R$ 0.78		R$ 1.56
vi. Fair value of total options in the last day of the fiscal year	R$ 0	R$ 11,764,791	R$ 1,774,584

1. For illustrative purposes, we present all the information related to all stock-based payment models in the table above. Accordingly, although the line items make reference only to the options, we also included the shares delivered directly (which do not result from the exercise of the option to purchase shares).

2. The amounts are adjusted by the events occurred in the period (reverse split, bonus, etc.).

3. (1) Grant of stock options, of which the strike price is a positive covenant, according to the concept explained in sub item 13.4, “i”.

4. (2) Not applicable to shares.

6. The item “number of options granted” considers the balance at the end of the fiscal year.

13.7 With respect to the options exercised and shares delivered relating to the stock-based compensation to the Board of Directors and Board of Statutory Officers, for the past three years, prepare a table containing:

Options exercised - Year ended December 31, 2016
a body	Board of Directors						Board of Statutory Officers
b number of members	8.67						21.33
c number of compensated members	8.67						21.33
option granting year	2010	2011	2012	2013	2014	2015	2010	2011	2012	2013	2014
d Options exercised:
i. Number of shares	71,799	41,719	80,445	-	-	-	340,848	260,527	684,718	-	-
ii. Weighted average strike price	26.52	26.52	26.52	-	-	-	26.52	26.52	26.52	-	-
iii. Difference between the strike price and the market value of shares relating to the option exercised	101,538	-410,002	113,765	-	-	-	482,026	-2,560,412	968,325	-	-
e Shares delivered:
i. Number of shares	-	-	106,787	124,365	125,692	162,876	-	-	483,222	662,229	722,994
ii. Weighted average purchase price	-	-	26.52	26.52	26.52	26.52	-	-	26.52	26.52	26.52
iii. Difference between the purchase price and the market value of shares purchased	-	-	151,017	175,876	177,752	-885,850	-	-	683,370	936,520	1,022,454

Note:

1. The number of members of each body (item "b") corresponds to the number of management members that effectively exercised options or received shares, without necessarily representing all the management members of the Issuer.

Options exercised - Year ended December 31, 2015
a body	Board of Directors				Board of Statutory Officers
b number of members	6				20
c number of compensated members	6				20
option granting year	2009	2010	2012	2013	2009	2010	2012	2013
d Options exercised:
i. Number of shares	66,836	29,898	37,730	-	344,530	159,934	260,152	-
ii. Weighted average strike price	R$ 26.65	R$ 26.65	R$ 26.65	-	R$ 26.65	R$ 26.65	R$ 26.65	-
iii. Difference between the strike price and the market value of shares relating to the options exercised	25,476	15,582	- 338,733	-	131,326	83,353	- 2,335,600	-
e Shares delivered:
i. Number of shares	-	-	58,602	73,137	-	-	291,894	449,097
ii. Weighted average purchase price	-	-	R$ 26.65	R$ 26.65	-	-	R$ 26.65	R$ 26.65
iii. Difference between the purchase price and the market value of shares purchased	-	-	- 526,119	- 656,611	-	-	2,620,574	- 4,031,915

Note:

1. The number of members of each body (item ”b”) corresponds to the number of management members that effectively exercised options or received shares, without necessarily representing all the management members of the Issuer.

13.7-Options exercised - Year ended December 31, 2014

body	Board of Directors					Board of Statutory Officers
number of members	6					16
number of compensated members	6					16
option granting year	2009	2011	2013	2006	2007	2009	2011	2013
Options exercised
Number of shares	1,266,956	17,843	N/A	1,700,958	2,485,310	521,331	564,933	N/A
Weighted average strike price	R$ 25.75	(1)	N/A	R$ 25.75	R$ 25.75	R$ 25.75	R$ 25.75	N/A
Difference between the strike price and the market value of shares relating to the options exercised	- 17,392,180	- 591,023	N/A	- 10,953,448	- 31,465,218	- 8,058,778	- 17,201,620	N/A
Shares delivered
Number of shares	N/A	N/A	72,146	N/A	N/A	N/A	N/A	223,444
Weighted average purchase price	N/A	N/A	R$ 25.75	N/A	N/A	N/A	N/A	R$ 25.75
Difference between the purchase price and the market value of shares purchased	N/A	N/A	- 494,793	N/A	N/A	N/A	N/A	- 1,270,160

Note:

1.	Grant of stock options, of which the strike price is a positive covenant, according to the concept explained in sub item 13.4 ,T.
2.	The number of members of each body corresponds to the number of management members that effectively exercised options or received shares, without necessarily representing all the management members of the Issuer.

13.8. Give a brief description of the information necessary for understanding the data disclosed in items 13.5 to 13.7, as well as an explanation of the pricing model for share and option value, indicating, at least:

a) the pricing model

•             Simple options: the Issuer adopts the Binomial model for option pricing. This model assumes that there are two possible paths for the performance of asset prices –upward or downward. A tree with price paths is built in order to determine the share value on a future date, based on the defined volatility and time interval between the tree steps from pricing to maturity. The pricing process of this model is carried out adopting the “Backward Induction method”, from the knots of the maturity to the starting point.

•             Stock-based compensation: the fair value of shares for the stock-based compensation is the market price of the Issuer's preferred shares quoted on the grant date.

•	Partners Program: the fair value of the Issuer's shares received is the market price of the Issuer's preferred shares quoted on the grant date, discounted from the expected dividends.

b) data and assumptions used in the pricing model, including the weighted average price of shares, strike price, expected volatility, term of the option, dividends expected and risk-free interest rate

•              Simple options: the Binomial pricing model used for simple options takes into account the price assumptions for the underlying asset, strike price, volatility, dividend return rate, risk-free rate, vesting period and term of the option.

The assumptions used are described as follows:

•	Price of the underlying asset: the share price of the Issuer's preferred shares used for calculation is the closing price at BM&FBOVESPA on the calculation base date;

•	Strike price: the strike price previously defined on the option issue, adjusted by the IGP-M variation, is adopted as the option strike price;

•	Expected volatility: calculated based on the standard deviation from the last 84 historical monthly returns of closing prices of the Issuer's preferred share, released by BM&FBOVESPA, adjusted by the IGP-M variation;

•	Dividend rate: is the average annual return rate in the last three years of Paid Dividends, plus Interest on Capital of the Issuer's preferred shares;

•	Risk-free interest rate: the applied risk-free rate used is the IGP-M coupon rate, up to the option expiration date;

•	Stock option expiry date: the stock option expiry date will be established by the Personnel Committee upon option granting, and these options will be automatically extinguished at the end of this period. The term of each stock option series will begin on the issue date and expire at the end of a period that may vary between the minimum of 5 years and the maximum of 10 years; and

•	Option vesting period: the vesting period of each stock options series will be established by the Personnel Committee on the issue date, which may vary between one and seven years, as from the issue date.

•           Stock-Based Compensation: Not applicable, since, unlike other models, the number of shares is set based on the compensation amount defined. After it is defined, the amount is converted into a number of shares, taking into account its Market value.

•           Partner Program: it adopts the average annual return rate in the last three years of Paid Dividends, plus Interest on Capital, to discount the market price of the Issuer's preferred shares quoted on the grant date.

c) Method used and assumptions made to absorb the expected early exercise effects

Simple options: the simple option pricing uses the Binomial tree and takes into consideration the vesting period for the simple options. The vesting period of each series will be established by the Personnel Committee upon issue, which may vary from one year to seven years as from the grant date. As a rule, the vesting period is five years, as determined by the Committee. After the vesting period elapses, the option may be exercised at any time until the option expiry date.

Stock-Based Compensation: not applicable.

Partner Program: not applicable.

d) How expected volatility is determined

Simple options: expected volatility: calculated based on the standard deviation from the last 84 historical monthly returns of closing prices of the Issuer's preferred share, adjusted by the IGP-M variation.

Stock-Based Compensation: not applicable.

Partner Program: not applicable.

e) If any other characteristic of the option was included in its fair value measurement

Simple options: The historical series is adjusted for splits, bonus, and reverse splits, among others.

Stock-Based Compensation: not applicable.

Partner Program: not applicable.

13.9 Inform the number of shares or quotas directly or indirectly held in Brazil and abroad and other securities convertible into shares or quotas issued by the Issuer, its direct or indirect parent companies, subsidiaries or companies under common control, by members of the Board of Directors, the Board of Statutory Officers, or Fiscal Council, grouped per body.

Base date: 12/31/2016

Companies		Controlling Stockholders (1 and 4)			Board of Directors (2 and 4)			Board of Officers (3 and 4)			Fiscal Council (4)			Audit Committee and Bodies with Technical or Advisory Functions (4)
		Shares			Shares			Shares			Shares			Shares
		Common	Preferred	Total	Common	Preferred	Total	Common	Preferred	Total	Common	Preferred	Total	Common	Preferred	Total
Issuer	Itaú Unibanco Holding S.A.	3,034,114,629	13,545,633	3,047,660,262	8,344	6,439,647	6,447,991	-	6,407,278	6,407,278	57,090	1,248,592	1,305,682	146	42,147	42,293
Parent companies	Companhia E.Johnston de Participações	5,520	11,040	16,560	-	-	-	-	-	-	-	-	-	-	-	-
	Companhia ESA	1,667,196,262	-	1,667,196,262	-	-	-	-	-	-	-	-	-	-	-	-
	Itaúsa - Investimentos Itaú S.A.	1,754,081,953	775,088,831	2,529,170,784	2	3,002,306	3,002,308	-	23,508	23,508	-	-	-	-	-	-
	IUPAR- Itaú Unibanco Participações S.A.	355,227,096	350,942,273	706,169,369	-	-	-	-	-	-	-	-	-	-	-	-
Under common control	Itautec S.A.	10,981,768	-	10,981,768	-	-	-	-	-	-	-	-	-	-	-	-
	Elekeiroz S.A.	14,262,471	16,118,150	30,380,621	-	-	-	-	-	-	-	-	-	-	-	-
	Duratex S.A.	277,014,801	-	277,014,801	15,208	-	15,208	-	-	-	3,692	-	3,692	-	-	-

Note: These shares are directly held.

(1) Item included for consistency with the information monthly forwarded by the Issuer and parent company Itaúsa- Investimentos Itaú S.A., to BM&FBOVESPA to conform to sub-item 7.1 of Corporate Governance Level 1 Listing Regulation and Article 11 of CVM Instruction No. 358/02; (2) except for those included in item “Parent Companies”; (3) except for those included in item “Parent Companies” and “Board of Directors”; (4) in addition to information on controlling stockholders and members of the Board of Directors, Board of Officers, Fiscal Council, Audit Committee and Bodies with Technical or Advisory Function, as applicable, it includes interests held by spouses, dependents included in annual income tax returns and companies directly or indirectly controlled by these parties.

13.10 With respect to the pension plans in effect granted to the members of the Board of Directors and Board of Statutory Officers, please supply the following information in a table format:

a	body	Board of Directors*		Board of Statutory Officers
b	number of members	2	1	9	7	6
c	number of compensated members	2	1	9	7	6
d	Plan name	ITAUBANCO CD (1)	Futuro Inteligente	ITAUBANCO CD (1)	Futuro Inteligente	Flexprev PGBL
e	number of management members that are eligible for retirement	1	1	3	2	1
f	conditions for early retirement	50 years of age	50 years of age	50 years of age	50 years of age	50 years of age
g	restated amount of contributions accumulated in the pension plan by the end of last year, less the portion relating to contributions made directly by management members	R$ 4,164,567	R$ 2,632,631	R$ 30,100,960	R$ 10,780,016	R$ 5,510,791
h	total accumulated amount of contributions made in the previous year, less the portion related to contributions made directly by management members	R$ 211,210	R$ 225,820	R$ 784,036	R$ 412,612	R$ 426,417
i	whether there is the possibility of early redemption and, if so, what the conditions are	No	No	No	No	No

Note:

1. The number of members of each body (item "c") corresponds to the number of management members that are active participants of the pension plans.

2. (1) The Defined Contribution pension plan was implemented in 2010 to absorb the participants of the Defined Benefit Supplementary Retirement Plan (PAC), through the adherence of each participant. In the spin-off process, the account balance of each participant was recorded individually.

(*) out of this R$437 thousand (item"h"), R$235 thousand arises from contributions from the sponsor and the remaining amount from Fundação Itaú Unibanco.

13.11. In a table, please indicate, for the past three years, with respect the Board of Directors, Board of Statutory Officers, and Fiscal Council:

In view of the ongoing judicial discussion concerning the legal status of this item, any information disclosed would construe a violation of the executives' individual rights and violate the individual rights of privacy, intimacy, secrecy and the commitment to these executives' safety. Accordingly, in view of the judgment rendered by the 5th Federal Court of Rio de Janeiro in the records of lawsuit No. 2010.51.01002888-5, currently pending at the Regional Federal Court of 2nd Region, the Issuer will await a decision to be made by the Board of Directors to disclose any related information accordingly.

13.12. Describe contractual arrangements, insurance policies or other instruments that structure mechanisms for compensating or indemnifying management members in the event of removal from position or retirement, indicating the financial consequences to the Issuer

Except for the possibility of keeping the deferred unpaid portions of the variable compensation, the annual proportion amount, and of keeping certain benefits (such as the health care plan) on a temporary basis, the Issuer does not have any contractual arrangements, insurance policies or other instruments to structure mechanisms for compensating or indemnifying management members in the event of removal from position or retirement.

13.13 With respect to the past three years, indicate the percentage of total compensation of each body recognized in the Issuer's result related to members of the Board of Directors, Board of Statutory Officers or Fiscal Council that are parties related to the direct or indirect parent companies, as determined by the accounting rules that address this matter

2016

Body	Board of Directors	Board of Statutory Officers	Fiscal Council
Related parties	57%	32%	0%

2015

Body	Board of Directors	Board of Statutory Officers	Fiscal Council
Related parties	71%	29%	0%

2014

Body	Board of Directors	Board of Statutory Officers	Fiscal Council
Related parties	74%	40%	0%

13.14. With respect to the past three years, please indicate the amounts recognized in the Issuer’s result as compensation to the members of the Board of Directors, Board of Statutory Officers or Fiscal Council, grouped by body, for any reason other than the position they hold, such as commissions and consulting or advisory services provided

Not applicable.

13.15 With respect to the past three years, please indicate the amounts recorded in the results of the Issuer’s direct or indirect parent companies, companies under common control and subsidiaries as compensation to the members of the Issuer’s Board of Directors, Board of Statutory Officers or Fiscal Council, grouped by body, specifying the reason these amounts were paid to these persons

2016 - Compensation received due to the position held in the Issuer				R$
Board of Statutory
	Board of Directors	Officers	Fiscal Council	Total
Direct and indirect parent companies	-	-	-	-
Issuer's subsidiaries	-	196,756,670	-	196,756,670
Companies under common control	-	-	-	-

2015 - Compensation received due to the position held in the Issuer				R$
Board of Statutory
	Board of Directors	Officers	Fiscal Council	Total
Direct and indirect parent companies	-	-	-	-
Issuer's subsidiaries	-	224,843,043	-	224,843,043
Companies under common control	-	-	-	-

2014 - Compensation received due to the position held in the Issuer				R$
Board of Statutory
	Board of Directors	Officers	Fiscal Council	Total
Direct and indirect parent companies	-	-	-	-
Issuer's subsidiaries	-	212,446,054	-	212,446,054
Companies under common control	-	-	-	-

13.16. Supply other information that the Issuer may deem relevant

Not applicable.

ATTACHMENT VI

ATTACHMENT 13 TO THE CVM INSTRUCTION 481/09 – PROPOSAL TO FORMALIZE

AND RATIFY THE STOCK GRANT PLAN

1. Provide a copy of the proposed plan

WORDING PROPOSED

1. PURPOSE OF THE PLAN

1.1. Itaú Unibanco Holding S.A. (“Itaú Unibanco” or “Company”) maintains a Stock Grant Plan (“Plan”) for the purpose of offering to management members and employees of the Company, as well as of its direct or indirect subsidiaries, the opportunity to become stockholders of the Company, achieving, as a result, a better alignment of its interests to those of stockholders and the sharing of capital market risks, as well as enabling the Company and its subsidiaries to attract and retain talents.

1.2. Management members and employees of the Company and of its direct or indirect subsidiaries (“Beneficiaries”) are eligible to join this Plan, at the Company’s discretion, subject to the specific target audiences for each share granting program, pursuant to item 5 of the Plan.

2. MANAGEMENT OF THE PLAN

2.1. The Plan will be managed by the Compensation Committee (“Committee”), which directly reports to the Company’s Board of Directors.

2.2. The Committee will have full powers to organize and manage the Plan, subject to the provisions of the Plan and any additional guidelines established by the Board of Directors.

2.3. The resolutions of the Committee shall bind the Company and the Beneficiaries in relation to all matters related to the Plan.

3. SHARES USED

3.1. For purposes of the Plan, preferred shares issued by the Company (“Shares”) will be used, and treasury shares may be used, pursuant to the rules of the Brazilian Securities and Exchange Commission (“CVM”). In specific situations, such as, for example, when Beneficiaries carry out their activities in Company’s direct or indirect subsidiaries headquartered abroad, mechanisms with similar effects may be used, such as share-based instruments (phantom shares) and American Depositary Receipts (ADRs) backed by the Company’s preferred shares. If the delivery to these Beneficiaries is in Shares, the Company may take them back in the event of non-compliance with the specific conditions agreed with by these Beneficiaries.

4. ANNUAL LIMIT FOR THE GRANTING OF SHARES

4.1. The total number of Shares to be granted in each fiscal year under this Plan shall not exceed the limit of one-half percent (0.5%) of the total shares of Itaú Unibanco that majority and minority stockholders hold on the balance sheet date of the same year. For purposes of calculating the limit, the options granted under the Company’s Stock Option Plan are added to the number of shares.

4.2. In case the number of (a) Shares used for compensation under this Plan and (b) stock options granted in connection with the Company’s Stock Option Plan, in a given year, is lower than the limit of 0.5% of total shares, the resulting difference may be added for purposes of share or stock granting in any of the seven (7) subsequent fiscal years.

4.3. For calculating the annual limit for share and stock option granting, the year to which the grant refers to will be considered, regardless of the year in which these Shares and stock options are transferred to Beneficiaries.

5. PROGRAMS COVERED

5.1. The Plan covers the following programs in connection with the granting of Shares to Beneficiaries:

5.1.1.        Variable Stock-Based Compensation

In line with CMN Resolution nº 3,921/10, management members of the Company and of its direct or indirect subsidiaries authorized to operate by the Central Bank of Brazil who are eligible to receive variable compensation will receive a portion of this compensation in Shares, in accordance with the management compensation policy. This model may include management members of other Company’s direct or indirect subsidiaries, at the discretion of the Human Resources department. In these cases, at least fifty percent (50%) of the total variable compensation is converted into Shares and their transfer to management members is deferred within at least three years, in portions proportional to the deferral period.

These deferred portions may be reduced or not paid in the events provided for in Article 7, paragraph 3 of CMN Resolution no 3,921/10.

5.1.2. Fixed Stock-Based Compensation

The portion of the fixed compensation of the members of the Company’s Board of Directors is annually paid in Shares and takes into account the history, résumé, market conditions and other factors that may be agreed between the management member and the Company, in accordance with the management compensation policy. The compensation is paid to the effective members of the Board of Directors who do not perform executive functions, provided they have fully completed their terms of office.

5.1.3.        Distinguished Performance Program

The employees with the best performance evaluations in the participating companies who hold eligible positions, according to the Profit Sharing Program Regulation, will receive an additional percentage of profit sharing in Shares, and the corresponding transfer will be subject to the deferral period.

5.1.4.        Partners Program

Management members and employees of the Company and of its subsidiaries with distinguished performance selected by the Personnel Committee are entitled to use an amount equal to part or their total annual variable compensation, for management members, or net profit sharing, for employees, to purchase own shares (“Own Shares”). If they hold the ownership of these Own Shares, free of any liens or encumbrances and of other suspension conditions of the internal regulations of the programs for the terms set forth therein, the return on investment will be through the receipt of Shares (“Partners Shares”).The availability of the Partners Shares will be subject to additional restrictions pursuant to each program´s internal regulation.For management members of the Company’s direct or indirect subsidiaries authorized to operate by the Central Bank of Brazil, Partners Shares not yet transferred may be reduced or not paid in the events provided for in Article 7, paragraph 3 of CMN Resolution nº 3,921/10.

6. SHARE PRICE

6.1. For purposes of calculating the reference price of the shares used for this Plan, the average closing quotation of Itaú Unibanco’s Shares on BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange (“BM&FBOVESPA”) in the thirty (30) days prior to the calculation, which shall be carried out in the seventh (7th) business day prior to the granting of the Shares, is used. For purposes of this item, business day is the day on which trading and settlement activities are carried out on BM&FBOVESPA.

7. ACQUISITION OF RIGHT TO SHARES

7.1. Beneficiaries shall comply with the specific provisions of each program included in the documents mentioned in item 5, including those related to the terms and conditions for acquiring the right to the Shares by Beneficiaries and to the treatment of Shares not yet transferred to Beneficiaries in case of termination of the employment contract/term of office.

7.2. Beneficiaries shall have no right or privilege as that of the Company’s stockholder, particularly the right to receive dividends and interest on capital relative to the Shares, up to the date of transfer of these Shares to Beneficiaries, provided all conditions for the acquisition of the right to Shares are met. Notwithstanding, the documents that govern each specific program may establish the payment of dividends or interest on capital, in cash or in shares, from the granting to the effective transfer of the Shares to the Beneficiaries.

8. TERM OF THE PLAN

8.1. The Plan shall be effective for an undetermined term, and may be terminated upon resolution of the Annual General Stockholders’ Meeting. The termination of the Plan will not affect the fully acquired rights to the Shares granted under it.

9. GENERAL PROVISIONS

9.1. In order to preserve the purpose of this Plan, the number of Shares not yet transferred to the Beneficiaries may be adjusted at the discretion of the Committee in case the number of the Company’s shares is increased or decreased as a result of share bonus, split or reverse split of shares.

9.2. In line with the purposes of the Plan (item 1.1), Beneficiaries shall be subject to the equity changes in the Shares to fully maintain all the risks inherent in the Plan in its equity, particularly the risk of Share price variation, which is the reason for the prohibition of any direct or indirect mechanism by any individual or company, which implies in the limitation, halt or transfer of the risk associated to the Shares, including transactions by means of options, swaps, forward sales, derivatives, market commission and mandate. This obligation shall be met during the periods prior to the transfer of Shares to the Beneficiaries and during the terms of unavailability of the Shares transferred, where applicable.

9.3. No provision of the Plan shall provide any Beneficiary with the right to remain as a management member or employee of the Company or of other company under its control, as applicable, or shall interfere, in any way, in the right of the Company or its subsidiaries, at any time and in accordance with legal and contractual conditions, to terminate the corresponding employment contract, terminate the term of office or dismiss the Beneficiary in any other way.

9.4. It shall be incumbent on the Committee to decide cases not covered by the Plan.

2. Inform the main characteristics of the proposed plan, identifying:

a. Potential beneficiaries

In accordance with the provisions of the Stock Grant Plan, management members and employees of the Company and of its direct or indirect subsidiaries (collectively, “Beneficiaries”) are eligible to receive preferred shares issued by the Company (“Shares”), subject to the specific target audiences for each share granting program, described in item 5 of the Stock Grant Plan.

b. Maximum number of options to be granted

Not applicable since the proposal of the Company’s management comprises the Stock Grant Plan, which provides for the granting of Shares and not of stock options.

We clarify that the Company has a Stock Option Plan (“Stock Option Plan”), the content of which will not be modified by this General Stockholders’ Meeting.

c. Maximum number of shares covered by the plan

The number of Shares granted in each fiscal year under the Stock Grant Plan shall not exceed the limit of one-half percent (0.5%) of the total shares issued by the Company held by the majority and minority stockholders on the balance sheet date of the same year. For purposes of calculating the limit, the options granted under the Company’s Stock Option Plan are added to the number of shares.

For purposes of calculating the limit, the year in which the grant is carried out will be considered, regardless of the year in which the Shares and stock options are transferred to the Beneficiaries.

In case that the number of (a) Shares granted under the Stock Grant Plan and (b) stock options granted for purposes of the Company’s Stock Option Plan, in a given year, is lower than the limit of one half per cent (0.5%) specified above, the resulting difference may be added for purposes of share or stock granting in any of the seven (7) subsequent fiscal years.

d. Conditions of acquisition

The Stock Grant Plan sets forth parameters to be followed upon granting of Shares to the Beneficiaries, aiming to improve the alignment between the Company and these Beneficiaries. This Plan comprises different Share granting programs, each with specific rules for the granting and, consequently, for Beneficiaries to acquire the right to the Shares.

Accordingly, the internal documents and resolutions of the Compensation Committee regarding each program will determine, as applicable:

(i)	the Beneficiaries;

(ii)	the deferral periods, including the suspension conditions for acquiring the right to the Shares that must be met during this period;

(iii)	any periods of unavailability of Shares that must be observed after their transfer to Beneficiaries; and

(iv)	other applicable terms and conditions.

e. Criteria for fixing the exercise price

Not applicable. See sub item 2(b).

f. Criteria for fixing the exercise period

Not applicable. See sub item 2(b).

g. Type of option settlement

Not applicable. See sub item 2(b).

h. Criteria and events that, when identified, will cause the suspension, change or termination of the plan

The Stock Grant Plan shall be effective for an undetermined term, and may be terminated at any time upon resolution of the General Stockholders’ Meeting. The termination of the Stock Grant Plan will not affect the fully acquired rights to the Shares granted under it.

3. Justify the proposed plan, explaining:

a. Main objectives of the plan

The purpose of the Stock Grant Plan is to maintain the alignment of the interests of the management members and employees of the Company and of its direct or indirect subsidiaries to the interests of the Company and its stockholders. Accordingly, the Stock Grant Plan offers to these stakeholders the opportunity to become stockholders of the Company, providing for the sharing of short, medium and long-term risks. Additionally, the Stock Grant Plan aims to attract and retain talents and offers performance-based Share granting programs, except for Fixed Stock-Based Compensation, applicable to members of the Board of Directors only. Therefore, we are able to encourage the sustainable running of business, always in line with the stockholders’ interests.

b. How the plan contributes to these objectives

To achieve the purposes mentioned above, the programs covered by the Stock Grant Plan, for the most part, provide for the Share transfer to be deferred, thus making the granting more compatible with the value creation and the time horizon of the Company’s risk, and acting as a talent retention tool. In some cases, in addition to the deferral period, even after the transfer of Shares to the Beneficiaries, the periods of unavailability of transferred Shares must be observed, which contributes to increasingly engage these Beneficiaries in the Company’s projects and results in the long term.

Therefore, in accordance with the purpose of the Stock Grant Plan, during these periods the Beneficiaries shall be subject to the equity changes in the Shares to fully maintain all the risks inherent in the Stock Grant Plan in its equity, particularly the risk of Share price variation. Accordingly, the Stock Grant Plan bars any direct or indirect mechanism by any individual or company, which implies in the limitation, halt or transfer of the risk regarding the Shares, including options, swaps, forward sales, derivatives, market commission and mandate.

c. How the plan is inserted in the company’s compensation policy

By means of approval and formalization of the Stock Grant Plan, it will be possible to consolidate in a single document the general rules of the long-term incentive programs that include the granting of Shares to management members and employees of the Company and its direct or indirect subsidiaries. The Stock Grant Plan has general parameters adopted in different Share granting programs and fundamental to maintain the Beneficiaries aligned to the interests of the Company and its stockholders, always seeking to achieve sustainable results.

d. How the plan aligns the interests of its beneficiaries with those of the company in the short-, medium-, and long-terms

As mentioned in sub item 3(b), the programs covered by the Stock Grant Plan, for the most part, provide for the deferral of the transfer of Shares to Beneficiaries, to align the Beneficiaries’ interests with those of the Companies and their stockholders, thus encouraging them to always seek to achieve sustainable results in line with the stockholders’ long-term interests.

4. Estimate expenses incurred by the company in connection with the plan, in accordance with the accounting standards addressing the matter

The Company estimates that an amount of approximately two hundred and fifty million reais (R$250,000,000), recorded during the periods for the transfer of Shares to the Beneficiaries, will be granted in shares to management members of the Company. This amount may vary in accordance with the number of Shares effectively granted each year, according to the limits mentioned in sub item 2(c) and the specific criteria of the Share granting programs mentioned in items 5.1.1, 5.1.2 and 5.1.4 of the Stock Grant Plan.

ATTACHMENT VII

REPORT ON THE ORIGIN AND JUSTIFICATION FOR THE PROPOSAL TO AMEND THE COMPANY’S

BYLAWS, PURSUANT TO ARTICLE 11 OF CVM INSTRUCTION 481/09

Pursuant to Article 11, item II of CVM Instruction Nº. 481/09, this report provides the details as to the origin and justification and analyzes the legal and economic effects of the proposal to amend the wording of Article 3.4, of Article 6, head provision and items 6.1, 6.3, 6.4, 6.7, of Article 10, head provision and item 10.1, and to include items 6.4.1 and 6.7.1 in Article 6, of the Bylaws, approved by the Board of Directors and subject to a decision by the Extraordinary Stockholders’ Meeting of the Company convened for April 19, 2017.

(I) COMPANY’S STOCK GRANT PLAN

The formalization and ratification of the Stock Grant Plan, submitted for approval of the Meeting, is aimed at consolidating general rules in connection with long-term incentive programs that involve the granting of shares to management members and employees of the Company and of its direct and indirect subsidiaries, as set forth by CVM Instructions No. 567/15. Accordingly, the proposal is for including a reference to the Plan in item 3.4. of the Bylaws. This inclusion will bring no economic or legal effects for the Company.

(II) CO-CHAIRMEN OF THE BOARD OF DIRECTORS

On November 9, 2016, the Company disclosed a Notice to the Market and announced certain changes to its management structure. Accordingly, to adjust the Bylaws to this new structure, our recommendation is to include the provision concerning the position of Co-chairmen in the Company’s Board of Directors by adjusting the wording on composition, competency, absence, and restriction, choice processes and substitution of Chairman and Co-Chairmen, and on convening of Board of Directors’ meetings. Therefore, the proposal is for amending Article 6, head provision, and items 6.1, 6.3, 6.4 and 6.7 to reflect this change, as well as for including an item 6.4.1. These changes and inclusion will bring no economic or legal effects for the Company.

(III) PARTICIPATION IN THE BOARD OF DIRECTORS’ MEETINGS BY COMMUNICATION MEANS

In view of the increasing need to make communication easier among the Company’s management members, the proposal is for the possibility of Members participating in meetings via telephone call, video conference, video presence, email or any other communication means. Accordingly, the proposal is that this permission is reflected in the document by including an item 6.7.1 in the Bylaws. This inclusion will bring no economic or legal effects for the Company.

(IV) ADJUSTMENT TO THE REPRESENTATION RULE

In order to improve the wording of provision concerning the representation of the Company, the proposal is for amending item 10.1 of the Bylaws, as well as updating the reference to the statutory provision that was renumbered in Article 10, head provision, of the Bylaws. These changes will bring no economic or legal effects for the Company.

(V) BYLAWS HIGHLIGHTING THE AMENDMENTS PROPOSED IN ITEMS (I) TO (IV) ABOVE (according to Article 11, I, of CVM Instruction 481/09)

Current Wording	Proposed Wording
Article 1 – DENOMINATION, TERM AND HEAD OFFICE - The publicly listed joint stock company governed by these bylaws and denominated ITAÚ UNIBANCO HOLDING S.A., incorporated with no final term and has its head office and address for legal purposes in the City of São Paulo and State of São Paulo.	Unchanged
Article 2 - OBJECTIVE - The company has as its purpose banking activity in all its authorized forms including foreign exchange transactions.	Unchanged

Article 3. - CAPITAL AND SHARES - The subscribed and paid-in capital is R$97,148,000,000.00 (ninety-seven billion, one hundred forty-eight million reais), represented by 6,582,307,543 (six billion, five hundred eighty-two million, three hundred seven thousand, five hundred forty-three) book-entry shares with no par value, being 3,351,744,217 (three billion, three hundred fifty-one million, seven hundred forty-four thousand, two hundred seventeen) common and 3,230,563,326 (three billion, two hundred thirty million, five hundred sixty-three thousand, three hundred twenty-six) preferred shares, the later having no voting rights but with the following advantages: I – priority in receiving the minimum non-cumulative annual dividend of R$ 0.022 per share, which shall be adjusted in the event of a stock split or reverse stock split; II – in the event of a sale of the company’s controlling stake, the right to be included in the public offering of shares, thus assuring such shares the right to a price equal to 80% (eighty percent) of the value paid per voting share to the controlling stockholders and guaranteeing a dividend at least equal to that of the common shares.’	Unchanged
3.1. Authorized Capital - The company is authorized to increase the capital stock by decision of the Board of Directors, independently of any change in the bylaws, up to a limit of 8,784,600,000 (eight billion, seven hundred eighty- four million, six hundred thousand) shares, being 4,392,300,000 (four billion, three hundred ninety-two million, three hundred thousand) common and 4,392,300,000 (four billion, three hundred ninety-two million, three hundred thousand) preferred shares. Share issues through the Stock Exchanges, public subscription and exchange of shares via a public offering for acquisition of control may be performed irrespective of the preemptive rights of the preexisting stockholders (Article 172 of Law 6,404/76).	Unchanged
3.2. Purchase of Share Options - Within the limits of the Authorized Capital and in accordance with the plan approved by the General Meeting, the purchase of share options may be granted to management and employees of the company itself as well as controlled companies.	Unchanged
3.3. Book Entry Shares - Without any changes in the rights and restrictions which are inherent to them, under the provisions of this article, all of the company’s shares shall be in book entry form, being registered in deposit accounts at Itaú Corretora de Valores S.A., in the name of their holders, without the issue of share certificates, pursuant to Articles 34 and 35 of Law 6,404/76, the remuneration cited in Paragraph 3 of Article 35 of the said law being payable by stockholders.	Unchanged
3.4. Share Buybacks - The company can acquire its own shares on the authorization of the Board of Directors, for the purposes of cancellation, holding as treasury stock for subsequent sale or for use under the stock option plan for the purchase of shares according to item 3.2 of these Bylaws.	3.4. Share Buybacks - The company can acquire its own shares on the authorization of the Board of Directors, for the purposes of cancellation, holding as treasury stock for subsequent sale or for use under the Stock Option Plan or the Stock Grant Plan.
3.5. Acquisition of Voting Rights by the Preferred Shares - The preferred shares will acquire voting rights pursuant to the provisions of Article 111, Paragraph 1 of Law 6,404/76, should the company fail to pay the priority dividend for three consecutive fiscal years	Unchanged
Article 4 - GENERAL MEETING - The General Meeting shall meet annually within the 4 (four) months following the end of the fiscal year, pursuant to legal requirements, and extraordinarily whenever corporate interests so demand.	Unchanged
4.1. - The work of any General Meeting shall be chaired by a member of management nominated by the Meeting with a stockholder appointed by the chair as secretary.	Unchanged
4.2. - Each common share is entitled to one vote in the resolutions of the General Meetings.	Unchanged

4.3. - The following is the exclusive prerogative of the General Meeting:

a) decisions with respect to the financial statements and the distribution and allocation of profits;

b) decisions with respect to the management report and the Board of Officers’ accounts;

c) establishment of the aggregate and annual compensation of the members of the Board of Directors and the Board of Officers;

d) appoint, elect and remove members of the Board of Directors;

e) approve alterations of the capital stock, with the proviso of the powers attributed to the Board of Directors by item 3.1 above, of mergers, amalgamations, spin-offs or any other forms of corporate reorganization involving the company;

f) decide on retained profits or the constitution of reserves; and

g) decide on plans for stock option grants of shares issued by the company or by its controlled companies.

Unchanged
Article 5 -MANAGEMENT - The company will be managed by a Board of Directors and by a Board of Officers. Pursuant to the law and these Bylaws, the Board of Directors will act in guidance, elective and supervisory roles and excluding operating and executive functions, which shall be within the powers of the Board of Officers	Unchanged
5.1. Investiture - The Directors and Officers will be invested in their positions against a signature to their terms of office in the minute book of the Board of Directors or the Board of Officers, as the case may be, conditional on the prior signature of the members of management’s Instrument of Agreement, pursuant to the provision in the Level 1 Corporate Governance Regulations of BM&FBOVESPA S.A. – Securities, Commodities and Futures Exchange (“BM&FBOVESPA”).	Unchanged
5.2. Management Compensation – Management shall receive both remuneration and a participation in the net income pursuant to the statutory limits. Payment of remuneration shall be established by the General Stockholders’ Meeting in the form of an aggregate and annual amount. It is incumbent on the Board of Directors to regulate the use of the amount set aside for remuneration and the apportionment of the participation in the net income to the members of this Board of Directors and the Board of Officers.	Unchanged
Article 6 BOARD OF DIRECTORS - The Board of Directors will be comprised by natural persons, elected by the General Meeting, and will have 1 (one) Chairman and 1 (one) to 3 (three) Vice-Chairmen chosen by the Directors from among their peers.	Article 6 – BOARD OF DIRECTORS - The Board of Directors will be comprised by natural persons, elected by the General Meeting, and will have 1 (one) Chairman or 2 (two) Co-Chairmen and may have up to 3 (three) Vice- Chairmen chosen by the Directors from among their peers.
6.1. The positions of chairman of the Board of Directors of the Chief Executive Officer or principal executive of the company may not be accumulated by the one and same person.	6.1. The positions of chairman or Co-Chairmen of the Board of Directors and of the Chief Executive Officer or principal executive of the company may not be accumulated by the one and same person.
6.2. The Board of Directors shall have at least 10 (ten) and at the most 14 (fourteen) members. Within these limitations, it is the responsibility of the General Meeting that elects the Board of Directors to initially establish the number of Directors who will comprise this body for each term of office.	Unchanged

Nonexistent.	6.3. The Co-Chairmen shall have identical prerogatives and functions, and shall work together in the chair of the Board of Directors.
6.3. In the case of the position of Chairman becoming vacant or the Chairman being otherwise absent or incapacitated, the Chairman will be substituted by one of the Vice-Chairmen, designated by the Board of Directors	6.4. In case of any definitive vacancy or restriction (a) of one of the Co-Chairmen, the remaining Co-Chairman shall automatically take office as the Chairman of the Board of Directors; and (b) the Chairman or both of Co- Chairmen, the Board of Directors shall resolve on the appointment of one of its members for the position of Chairman of the Board of Directors.
Nonexistent.	6.4.1. In case of temporary vacancy or restriction (a) of one Co-Chairman, the remaining Co-Chairman shall take office of all functions inherent in the position; and (b) of the Chairman or both Co-Chairmen, the Board of Directors shall appoint an acting substitute among its members.
6.4. The unified term of office of a member of the Board of Directors is for 1 (one) year as from the date he or she is elected by the General Meeting, extendable until the date of the investiture of the existing members’ successors	Renumbered to 6.5.
6.5. No individual may be elected to the position of Director who is 70 (seventy) years of age on the date of his/her election.	Renumbered to 6.6.
6.6. The Board of Directors, which is convened by the Chairman, will meet ordinarily, 8 (eight) times annually and, extraordinarily, whenever corporate interests so demand its decisions only being valid in the presence of at least an absolute majority of its appointed members.	6.7. The Board of Directors, which is convened by the Chairman or by any of the Co-Chairmen, will meet ordinarily, 8 (eight) times annually and, extraordinarily, whenever corporate interests so demand its decisions only being valid in the presence of at least an absolute majority of its appointed members.
Nonexistent.	6.7.1. Any Board of Directors member may participate in the meetings via telephone call, video conference, video presence, email, or any other communication means. In this case, the Member shall be deemed present at the meeting for purposes of checking out the opening or voting quorum, and his/her vote cast shall be deemed valid for all legal intents and purposes.

6.7. It is incumbent on the Board of Directors:

I. to establish the general guidelines of the company;

II. to elect and remove from office the company's Officers and establish their functions;

III. to appoint officers to comprise the Boards of Officers of the controlled companies as specified;

IV. to supervise the administration of the officers of the company, examine at any time company accounts and documents, request information on contracts already executed or nearing the point of execution and any other acts;

V. to call General Meetings with a 15 (fifteen) day minimum grace period before the effective date, the number of days being counted from the notice date of the first call;

VI. to opine on the report of the management and the Board of Officers’ accounts and the financial statements for each fiscal year to be submitted to the General Meeting;

VII. to decide on budgets for results and for investments and respective action plans;

Renumbered to 6.8.

VIII. to appoint and remove from office the independent auditors, without restriction as to the provision in Article 7;

IX. to decide on the distribution of interim dividends, including distribution to profits or existing revenue accounts contained in the most recent annual or semi-annual balance sheet;

X. to make decisions on payment of interest on stockholders’ equity;

XI. to decide on buy-back operations on a non-permanent basis;

XII. to decide on the purchase and writing of put and call options supported by the shares issued by the company for the purposes of cancellation, holding as treasury stock or sale, observing CVM Instruction No. 567, of September 17, 2015, and subsequent changes;

XIII. to decide on the institution of committees to handle specific issues within the scope of the Board of Directors ;

XIV. to elect and remove the members of the Audit Committee and the Compensation Committee;

XV. to approve the operational rules that the Audit and Compensation Committees may establish for its own functioning and be aware of the Committees’ activities through its reports;

XVI. to approve investments and divestments direct or indirect in corporate stakes for amounts higher than 15% (fifteen per cent) of the book value of the company as registered in the last audited balance sheet; and

XVII. to decide, within the limit of the authorized capital, on the increase of capital and issue of credit securities and other instruments convertible into shares pursuant to item 3.1.

Article 7 – AUDIT COMMITTEE - The supervision (i) of the internal controls and risk management; (ii) of activities of the internal audit; and (iii) of the activities of the independent audit shall be undertaken by the Audit Committee, upon which it shall be incumbent to recommend to the Board of Directors the choice and dismissal of the independent auditors.	Unchanged
7.1. The Audit Committee shall comprise from 3 (three) to 7 (seven) members, elected annually by the Board of Directors from among the members of the Board itself or professionals of recognized competence and outstanding knowledge, with at least one of the members of this Committee being designated Financial Specialist, having proven knowledge of the accounting and auditing areas.	Unchanged

7.1.1. The basic conditions for the exercise of a member of the Audit Committee are:

a) not to be, or not to have been, in the past (12) twelve months: (i) an officer of the company or its affiliates; (ii) an employee of the company or its affiliates; (iii) a responsible technician, director, manager, supervisor or any other member, with a managerial function, of the team involved in auditing work at the company or its affiliates; (iv) a member of the Fiscal Council of the company or its affiliates; (v) a controlling stockholder of the company or its affiliates; or (vi) a private individual owner of a direct or indirect stake higher than ten percent of voting capital of the company or its affiliates;

Unchanged

b) not to be a spouse, or family member in a direct or a collateral line or by affinity, up to twice removed, of the said persons in section “a”.
7.1.2. The Board of Directors shall terminate the term of office of any member of the Audit Committee if his/her independence should be affected by any conflict of interest or potential conflict of interest.	Unchanged
7.1.3. Members of the Audit Committee shall have a maximum term of office of five years, after which they may only reoccupy a seat on the Committee at least three years following the expiry date of the last permitted reappointment.	Unchanged
7.1.4. Up to one-third (1/3) of the Audit Committee members may be reelected for other five (5) consecutive annual terms of office, without adhering to the intervening period provided for in item 7.1.3.	Unchanged
7.1.5. The Audit Committee members shall remain in their positions until their successors take office.	Unchanged
7.2. The Audit Committee shall meet on the convening of the President and shall be responsible for: I) the quality and integrity of the financial statements; II) compliance with the prevailing legal and regulatory requirements; III) the activities, independence and quality of the work of the independent auditing companies and the internal audit; and IV) the quality and efficacy of the internal controls and risk management systems.	Unchanged
7.3. The Board of Directors shall establish the amount for compensating the Audit Committee’s members, based upon market parameters as well as the budget for covering expenses for the Committee’s functioning, including the hiring of specialists for assisting in fulfilling its responsibilities.	Unchanged
7.3.1. The Audit Committee member shall not receive any other type of compensation from the company or its connected companies unrelated to his/her function as a member of the Audit Committee, except in those cases in which the member of the Audit Committee is also a member of the Board of Directors and opts for not receiving his/her compensation for the function performed as a member of the latter body.	Unchanged
7.4. At the end of each fiscal year, the Audit Committee shall prepare a report on the monitoring of activities related to the independent and internal audits and the Internal Controls and Risk Management System, forwarding a copy to the Board of Directors and maintaining the said report on file and available to the Central Bank of Brazil and the Superintendence of Private Insurance for at least five years. In the same way, a semi-annual report shall be prepared at the end of the first semester of each fiscal year.	Unchanged
7.4.1. The summary of the Audit Committee’s Report, providing the principal data, shall be published together with the financial statements.	Unchanged
Article 8 - COMPENSATION COMMITTEE – The execution of the duties and responsibilities related to the compensation policy for the members of management of the company shall be incumbent on the Compensation Committee, which shall report directly to the Board of Directors.	Unchanged
8.1. The Compensation Committee shall be made up of 3 (three) to 10 (ten) members, elected by the Board of Directors, one of its members being nominated to the position of President.	Unchanged
8.1.1. The Compensation Committee shall be made up of (i) professionals with the qualifications and experience necessary to pass competent and independent judgment on the Company’s compensation policy, including on the repercussions in the management of risks, and (ii) at least, one member not a member of management.	Unchanged

8.1.2. The term of office of the members of the Compensation Committee shall be 1 (one) year as from the date of the Meeting of the Board of Directors which elects them, the said term expiring on the date on which their substitutes take office.	Unchanged
8.1.3. The members of the Compensation Committee may be reelected to the post, although remaining a member of the Compensation Committee for a period of more than 10 (ten) years shall not be permitted. Having reached this term, the member may only rejoin the Committee once a period of atleast 3 (three) years has elapsed.	Unchanged

8.2. It is incumbent on the Compensation Committee to:

I. prepare the compensation policy for the members of management of the company, proposing to the Board of Directors the various forms of fixed and variable compensation in addition to benefits and special recruiting and severance programs;

II. supervise the implementation and operating of the compensation policy for the company’s members of management;

III. review annually the compensation policy for the members of management of the company, recommending its correction or improvement to the Board of Directors;

IV. propose to the Board of Directors the amount of aggregate compensation of the members of management to be submitted to the General Meeting;

V. evaluate future internal and external scenarios and their possible impacts on management compensation policy;

VI. examine the compensation policy for the members of management of the company in relation to market practices with a view to identifying significant discrepancies in relation to similar companies, proposing the necessary adjustments; and

VII. ensure that the compensation policy for the members of management is permanently compatible with the risk management policy, with the targets and the current and expected financial situation for the company and with the provision in the National Monetary Council’s Resolution 3,921/2010.

Unchanged
8.3. The Board of Directors may attribute powers to the Compensation Committee in addition to those pursuant to these Bylaws.	Unchanged
8.4. The Board of Directors shall set an amount for allocation to the compensation of members of the Compensation Committee, pursuant to market parameters, as well as the budget for covering the expenses for its functioning.	Unchanged
8.5. At the end of each fiscal year, the Compensation Committee shall prepare a report of the activities undertaken within the scope of its functions, submitting a copy to the Board of Directors and maintaining the said report at the disposal of the Central Bank of Brazil for a minimum term of 5 (five) years.	Unchanged
Article 9 - BOARD OF OFFICERS - The management and representation of the company is incumbent on the Board of Officers, elected by the Board of Directors.	Unchanged
9.1. The Board of Officers shall comprise 5 (five) to 30 (thirty) members, to include the positions of Chief Executive Officer, Director-General, Vice President, Executive Officer and Officer in accordance with what is decided by the Board of Directors when establishing these positions.	Unchanged

9.2. In the case of absence or restriction of any officer, the Board of Officers shall choose the interim deputy from among its members. The Chief Executive Officer shall be substituted in his/her absences or restriction, by one Director-General or by the Vice President appointed by him/her.	Unchanged
9.3. Should any position become vacant, the Board of Directors may designate an officer to act as deputy in order to complete the term of office of the substituted officer.	Unchanged
9.4. The officers shall have mandates of 1 (one) year duration, are eligible for reelection and remain in their positions until their successors take office.	Unchanged
9.5. A person is ineligible (i) to occupy the position of Chief Executive Officer who is already 62 (sixty-two) on the date of the election; and (ii) to occupy other posts on the Board of Officers, for those who are already 60 (sixty) on the date of the election.	Unchanged
Article 10 – REPRESENTATION OF THE COMPANY, RESPONSIBILITIES AND POWERS OF THE OFFICERS - Two Officers, one of them mandatorily the Chief Executive Officer, Director-General, Vice President or Executive Officer, shall have powers to (i) represent the company, assuming obligations or exercising rights in any act, contract or document implying a commitment on the part of the company, including the rendering of guarantees on behalf of third parties; (ii) transact and waive rights be able to without restriction as to the provision in sub-paragraph XVI of item 6.7., to pledge and sell permanent assets; (iii) decide on the installation, extinguishment and reorganization of branch offices; and (iv) constitute proxies.	Article 10 – REPRESENTATION OF THE COMPANY, RESPONSIBILITIES AND POWERS OF THE OFFICERS - Two Officers, one of them mandatorily the Chief Executive Officer, Director-General, Vice President or Executive Officer, shall have powers to (i) represent the company, assuming obligations or exercising rights in any act, contract or document implying a commitment on the part of the company, including the rendering of guarantees on behalf of third parties; (ii) transact and waive rights be able to without restriction as to the provision in sub-paragraph XVI of item 6.8., to pledge and sell permanent assets; (iii) decide on the installation, extinguishment and reorganization of branch offices; and (iv) constitute proxies.
10.1. As an exception to the caption sentence, the company may also be represented jointly, (i) by an officer and a proxy, or (ii) by two proxies.	10.1. In case of the caption sentence, except for the provision in item “(iv)”, the company may also be represented jointly, (i) by an officer and a proxy; or (ii) by two proxies.
10.1.1. Exceptionally, the Company may be represented by just one proxy: (i) in the case of any government body, direct or indirect, in acts which do not imply the assumption or renouncement of rights and obligations; (ii) in proxy instruments with an “ad judicia” clause; and (iii) in general meetings, meetings of stockholders or unit holders of companies or investment funds in which the company participates.	Unchanged
10.1.2. The Board of Directors may anticipate or institute addition to those prescribed in sub-item10.1.1	Unchanged
10.1.3. With the exception of those of a judicial nature, proxy instruments shall have a mandatory term of no more than one year.	Unchanged
10.2. It is incumbent upon the Chief Executive Officer to convene and preside at meetings of the Board of Officers, supervise its activities, structure the services of the company and establish the internal and operational norms.	Unchanged
10.3. The General Directors, Vice Presidents, Executive Officers and Officers are responsible for the activities attributed to them by the Board of Directors.	Unchanged
Article 11 - FISCAL COUNCIL- The company will have a Fiscal Council, to function on a nonpermanent basis, comprising from 3 (three) to 5 (five) effective members and an equal number of deputies. The election, installation and the functioning of the Fiscal Council will be in accordance with the provisions of Articles 161 to 165 of Law No. 6.404/76.	Unchanged
Article 12 - FISCAL YEAR - The fiscal year will end on December 31 of each year. Semi-annual balance sheets will be prepared and, on a discretionary basis, interim balances at any date including for the purposes of the payment of dividends, according to the legal provisions	Unchanged

Article 13 - ALLOCATION OF NET INCOME – Together with the financial statements, the Board of Directors will present a proposal to the Annual General Meeting as to the allocation of net income for the fiscal year, pursuant to Articles 186 and 191 to 199 of Law No. 6,404/76 and subsequent provisions as follows:	Unchanged
13.1. Before any other distribution, 5% (five percent) will be allocated to the Legal Reserve, which may not exceed 20% (twenty percent) of the capital stock;	Unchanged

13.2. The value to be allocated to dividend payments to the stockholders will be specified in accordance with the provisions in Article 14 and the following norms:

a) the preferred shares will have the right to the priority minimum annual dividend (Article 3, subparagraph I);

b) the amount of the mandatory dividend that remains after the dividend payment in the previous item will be applied firstly to remunerating the common shares for a dividend equal to the priority dividend distributed to the preferred shares;

c) the shares of both types will participate in the net income distributed under equal conditions once a dividend identical to the minimum dividend on the preferred shares is also assured to the common shares.

Unchanged
13.3. The remaining balance will be allocated in accordance with what is proposed by the Board of Directors, including the reserve cited under Article 15, "ad referendum" of the General Meeting.	Unchanged
Article 14 - MANDATORY DIVIDEND - The stockholders have the right to receive as a mandatory dividend for each fiscal year, an amount of not less than 25% (twenty-five percent) of the net income recorded in the same fiscal year, restated according to the decline or increase of the specific values under letters “a” and “b” of sub-paragraph I of Article 202 of Law No. 6,404/76, and complying with subparagraphs II and III of the same law.	Unchanged
14.1 The portion of the mandatory dividend that may have been paid in advance as interim dividends for account of the “Dividend Equalization Reserve” will be credited back to this same reserve account.	Unchanged
14.2. If so decided by the Board of Directors, interest on stockholders’ equity may be paid, offsetting the amount against the value of the mandatory dividend according to Article 9, Paragraph 7 of Law No. 9,249/95.	Unchanged
Article 15 - STATUTORY RESERVES - According to the proposal of the Board of Directors, the General Meeting may decide on the constitution of the following reserves: I – Dividend Equalization Reserve; II – Reinforcement for Working Capital Reserve; III - Reserve for Capital Increase in Investees.	Unchanged

15.1. The Dividend Equalization Reserve will be limited to 40% of the value of the capital stock and its purpose is to grant funds to the payment of dividends, including interest on stockholders’ equity (item 14.2), or interim payments of the same, with the objective of maintaining a remuneration flow to stockholders, and made up with funds from:

a) the equivalent of 50% of the fiscal year’s net profit, restated according to article 202 of Law No. 6,404/76;

b) equivalent to at most 100% of the paid-up portion of the Revaluation Reserves, recorded as retained earnings;

Unchanged

c) equivalent to at most 100% of the restated amounts for previous fiscal years, recorded as retained earnings; and

d) originating from the credits corresponding to interim dividend payments (item 14.1).

15.2. Reinforcement for Working Capital Reserve will be limited to 30% of the value of capital stock and its purpose will be to guarantee the financial backing for corporate operations, comprising funds equivalent to at most 20% of the fiscal year’s net profit, restated according to Article 202 of Law No. 6,404/76.	Unchanged
15.3. Reserve for Capital Increase in Investee will be limited to 30% of the value of capital stock and its purpose is to guarantee the preemptive rights in capital increases of such companies, being made up of funds equivalent to at most 50% of the fiscal year's net earnings, adjusted according to Article 202 of Law No 6,404/76.	Unchanged
15.4. From time to time when proposed by the Board of Directors, portions of this reserve will be capitalized to ensure that the respective outstanding balance does not exceed the limit of 95% (ninety-five percent) of the capital stock. The outstanding balance of these reserves, plus the Legal Reserve, may not exceed the capital stock.	Unchanged
15.5. The reserves will be separated into different subaccounts according to the originating fiscal years to which they apply, the income allocated to their constitution and the Board of Directors will specify the profits used in the distribution of interim dividends, which may be charged to different sub-accounts, according to the category of the stockholders.	Unchanged
Article 16 - BENEFICIAL OWNERS - The company is prohibited from issuing participation certificates of the Beneficial Owner type.	Unchanged
Article 17 – LISTING SEGMENT - With the admission of the company to the special listing segment denominated Level 1 Corporate Governance of BM&FBOVESPA, the company, its shareholders, management and members of the Fiscal Council, when installed, are subject to the provisions of the Listing Regulations for Level 1 Corporate Governance of BM&FBOVESPA (“Level 1 Regulations”).	Unchanged

Attachment VIII

REMOTE VOTING FORM

ANNUAL AND EXTRAORDINARY STOCKHOLDERS’ MEETING - ITAU

UNIBANCO HOLDING S.A. of April 19, 2017

Name
Stockholders’ CNPJ or CPF

Form completion instructions

• If the Stockholder chooses to exercise his/her remote voting right, pursuant to CVM Instruction 481/09, in the Annual and Extraordinary Stockholders’ Meeting of Itaú Unibanco Holding S.A. of April 19, 2017, which proposals were prepared by the Management members of the Company and the details included in the General Stockholders’ Meeting Manual, available on the websites of the Company’s investor relations (www.itau.com.br/relacoes-com-investidores), CVM (www.cvm.gov.br) and BM&FBOVESPA (www.bmfbovespa.com.br), it is mandatory that this form is fully completed.

• All form pages must be initialized.

• At the end, the Stockholder or his/her legal representative(s), as the case may be and pursuant to current legislation in force, must sign the form.

Form delivery instructions, stating the possibility of forwarding the form directly to the Company or sending completion instructions to the bookkeeper or custody agent

Any Stockholders choosing to exercise their remote voting right may do so directly to the Company by forwarding the documentation below:

(i) A physical copy of this document duly completed, initialized and signed (the consularized and sworn translation of documents in foreign languages is not required); and (ii) ID document – for Legal Entities: notarized copy of the articles of association/ corporate bylaws, proof of election of management members, and notarized copy of the ID documentation of these representatives; and for Individuals: notarized copy of the ID document bearing the Stockholders’ picture. Documents produced abroad are required to be consularized or apostilled and to include the respective sworn translation.

If they so prefer, Stockholders may forward the digitalized copies of the documentation referred to in (i) and (ii) above by email and, accordingly, they will also have to forward the original copy of the voting form and the notarized copy of other required documents up to April 12, 2017.

After the documentation referred to in (i) and (ii) above is received, the Company will inform the Stockholder it has received and accepted such documentation, pursuant to CVM Instruction 481/09. This information will be sent to the Stockholder at the electronic address stated in the voting form.

After the voting period elapses, the Stockholder will not be able to change the voting instruction already sent. The last voting instruction submitted by the Stockholder will be the last one included in the Company’s voting map.

Alternatively, Stockholders may choose to exercise their remote voting right through service providers, by transmitting the voting instruction to their custody agent or bookkeeper, subject to the rules determined by them.

Stockholders should contact their custody agent or bookkeeper to check the procedures determined by these agents, as well as the documents requested accordingly.

Mailing and electronic address to send the Remote Voting Form, if the Stockholder wishes to deliver the document directly to the Company

Mailing address:

Itaú Unibanco - Gerência Paralegal de Assuntos Corporativos

Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, Piso Metrô

Parque Jabaquara, em São Paulo (SP) - CEP 04344-902

Electronic address: drinvest@itau-unibanco.com.br

Nomination of the institution hired by the Company to provide securities bookkeeping services, with name, physical and electronic address, telephone number and person to contact

Itaú Corretora de Valores S.A., the bookkeeper of the Company’s shares, has set up the Digital Meeting website, a safe solution for remote vote casting. To vote via website the Stockholder have to register and have a digital certificate. Information on register and the step-by-step for issuing the digital certificate are described on the website: http://www.itau.com.br/securitiesservices/assembleiadigital/

ITAÚ CORRETORA DE VALORES S.A.

Stockholders service:

3003-9285 (capital city and metropolitan regions)

0800 7209285 (other locations)

Client Service opens on business days from 9:00 a.m. to 6:00 p.m.

Email: atendimentoescrituracao@itau-unibanco.com.br

Stockholders should transmit the form completion instructions to service providers by April 12, 2017, unless otherwise indicated by the latter.

Resolutions / Issues related to the Annual and Extraordinary Stockholders’ Meeting

Simple resolutions

1. To acknowledge and examine the Management’s Report, the Report of the Independent Auditors, the Opinion of the Fiscal Council, and the Summary of the Report of the Audit Committee, and to resolute the Financial Statements for the fiscal year ended December 31, 2016.

☐ Approve  ☐ Reject  ☐ Abstain

Simple resolution

2. To resolve on the allocation of net income for the fiscal year in the amount of R$18,853,195,000.81, in accordance with the details included in the General Stockholders’ Meeting Manual available on https://www.itau.com.br/_arquivosestaticos/RI/pdf/en/Manual_Assembleia_2017_Eng.pdf:

☐ Approve ☐ Reject ☐ Abstain

Simple resolution 3. To define the number of members that will comprise the Board of Directors in twelve (12): ☐ Approve ☐ Reject ☐ Abstain

Election of the Board of Directors by candidate – Limit of vacancies to be fulfilled:12

4. Nomination of candidates to the Board of Directors (the stockholder may nominate as many candidates as the number of vacancies to be fulfilled in the general election)

ALFREDO EGYDIO SETUBAL

☐ Approve  ☐ Reject  ☐ Abstain

FÁBIO COLLETTI BARBOSA (INDEPENDENT DIRECTOR)

☐ Approve  ☐ Reject  ☐ Abstain

GERALDO JOSÉ CARBONE

☐ Approve  ☐ Reject  ☐ Abstain

GUSTAVO JORGE LABOISSIÈRE LOYOLA (INDEPENDENT DIRECTOR)

☐ Approve  ☐ Reject  ☐ Abstain

JOÃO MOREIRA SALLES

☐ Approve  ☐ Reject  ☐ Abstain

JOSÉ GALLÓ (INDEPENDENT DIRECTOR)

☐ Approve  ☐ Reject  ☐ Abstain

MARCO AMBROGIO CRESPI BONOMI

☐ Approve  ☐ Reject  ☐ Abstain

PEDRO LUIZ BODIN DE MORAES (INDEPENDENT DIRECTOR)

☐ Approve  ☐ Reject  ☐ Abstain

PEDRO MOREIRA SALLES

☐ Approve  ☐ Reject  ☐ Abstain

RICARDO VILLELA MARINO

☐ Approve  ☐ Reject  ☐ Abstain

ROBERTO EGYDIO SETUBAL

☐ Approve  ☐ Reject  ☐ Abstain

AMOS GENISH (INDEPENDENT DIRECTOR)

☐ Approve  ☐ Reject  ☐ Abstain

5. If the multiple voting process is adopted, do you wish to distribute the vote adopted as a percentage to the candidates?

☐ Yes ☐ No

6. View of all candidates for the assignment of the % (percentage) of votes to be attributed

ALFREDO EGYDIO SETUBAL [    ] %

FÁBIO COLLETTI BARBOSA (INDEPENDENT DIRECTOR) [    ] %

GERALDO JOSÉ CARBONE [    ] %

GUSTAVO JORGE LABOISSIÈRE LOYOLA (INDEPENDENT DIRECTOR) [          ] %

JOÃO MOREIRA SALLES [    ] %

JOSÉ GALLÓ (INDEPENDENT DIRECTOR) [          ] %

MARCO AMBROGIO CRESPI BONOMI [    ] %

PEDRO LUIZ BODIN DE MORAES (INDEPENDENT DIRECTOR) [          ] %

PEDRO MOREIRA SALLES [    ] %

RICARDO VILLELA MARINO [    ] %

ROBERTO EGYDIO SETUBAL [    ] %

AMOS GENISH (INDEPENDENT DIRECTOR) [          ] %

Election of the Fiscal Council by candidate – Limit of vacancies to be fulfilled:4

7. Nomination of candidates to the Fiscal Council (the stockholder may nominate as many candidates as the number of vacancies to be fulfilled in the general election)

ALKIMAR RIBEIRO MOURA (EFFECTIVE MEMBER)

☐ Approve  ☐ Reject  ☐ Abstain

JOSÉ CARUSO CRUZ HENRIQUES (EFFECTIVE MEMBER)

☐ Approve  ☐ Reject  ☐ Abstain

JOÃO COSTA (ALTERNATE MEMBER)

☐ Approve  ☐ Reject  ☐ Abstain

REINALDO GUERREIRO (ALTERNATE MEMBER)

☐ Approve  ☐ Reject  ☐ Abstain

Election of the Fiscal council by separate voting – Preferred Stockholders

8. Nomination of candidates to the Fiscal Council:

CARLOS ROBERTO DE ALBUQUERQUE SÁ (EFFECTIVE MEMBER)

☐ Approve  ☐ Reject  ☐ Abstain

EDUARDO AZEVEDO DO VALLE (ALTERNATE MEMBER)

☐ Approve  ☐ Reject  ☐ Abstain

Simple resolution

9. To decide on the amount to be allocated for compensation of the members of the Executive Board and the Board of Directors as well as the compensation of the members of the Fiscal Council, in accordance with the details included in the General Stockholders’ Meeting Manual available on https://www.itau.com.br/_arquivosestaticos/RI/pdf/en/Manual_Assembleia_2017_Eng.pdf:

☐ Approve  ☐ Reject  ☐ Abstain

Simple resolution

10. Formalize and ratify the Stock Grant Plan in order to consolidate the general rules in connection with long-term incentive programs that involve the granting of shares to management members and employees of the Company and its direct and indirect subsidiaries:

☐ Approve  ☐ Reject  ☐ Abstain

Simple resolution 11. To amend the Bylaws to insert a reference to the Stock Grant Plan in item 3.4: ☐ Approve ☐ Reject ☐ Abstain

Simple resolution

12. To amend Article 6 of the Bylaws to create the positions of Co-Chairmen of the Board of Directors, adjusting the wording on composition, competencies, absences, restriction, choice processes and substitution of Chairman and Co-Chairmen, and convening of meetings:

☐ Approve  ☐ Reject  ☐ Abstain

Simple resolution

13. To amend the Bylaws to include item 6.7.1 providing for the possibility of members of the Board of Directors participating in meetings via telephone call, video conference, video presence, email or any other communication means:

☐ Approve  ☐ Reject  ☐ Abstain

Simple resolution

14. To amend Article 10, head provision, of the Bylaws to update the reference to a statutory provision that was renumbered, as well as to improve the wording of a provision concerning the representation of the Company in item 10.1:

☐ Approve  ☐ Reject  ☐ Abstain

Simple resolution 15. To consolidate the Bylaws, with the amendments mentioned in the aforementioned items and the resulting adjustments to the wording: ☐ Approve ☐ Reject ☐ Abstain

City :

Date :

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Name of the Stockholder :

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